Form 20-F
period 2024-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2025-04-15
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 20-F
________________________________________
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

6,342,189	Shares of Class A Common Stock
1,712,034	Shares of Class B Common Stock
28,736,597	Shares of Class E Common Stock
0	Shares of Class F Common Stock
36,790,820	Total Shares of Common Stock
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐	Yes	☒	No
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

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

In this Annual Report on Form 20-F, or this Annual Report, references to the “Bank” or “Bladex” are to Banco Latinoamericano de Comercio Exterior, S.A., a specialized multinational bank incorporated under the laws of the Republic of Panama (“Panama”), and its consolidated subsidiaries described in Item 4.A “Information on the Company – History and Development of the Company.” References to Bladex’s consolidated financial statements (the “Consolidated Financial Statements”) are to the financial statements of Banco Lationoamericano de Comercio Exterior, S.A., and its subsidiaries, with all intercompany balances and transactions having been eliminated for consolidating purposes. References to “Bladex Head Office” are to Banco Latinoamericano de Comercio Exterior, S.A. in its individual capacity. References to Bladex’s loan portfolio (the “Loan Portfolio”) are to the Bank’s principal balance of loans at amortized cost, excluding interest receivable, allowance for loan losses, unearned interest and deferred fees. References to Bladex’s commercial portfolio (the “Commercial Portfolio”) are to the Bank’s Loan Portfolio plus customers’ liabilities under acceptances, and loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. References to Bladex’s credit portfolio (the “Credit Portfolio”) are to the Bank’s Commercial Portfolio plus Bladex’s investment portfolio (the “Investment Portfolio”) consisting of the principal balance of securities at fair value through other comprehensive income (“FVOCI”) and the principal balance of securities at amortized cost, excluding the interest receivable and the allowance for expected credit losses. References to “U.S. dollars” or “$” are to United States (“U.S.”) dollars. References to the “Region” are to Latin America and the Caribbean. The Bank accepts deposits and raises funds principally in U.S. dollars, grants loans mostly in U.S. dollars and publishes its Consolidated Financial Statements in U.S. dollars. The numbers and percentages set forth in this Annual Report have been rounded and, accordingly, may not total exactly.

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

•Reforms to and replacement of interbank offered rates (“IBORs”) and reference rates or indices may adversely affect the Bank’s business, financial condition and results of operations.

•The administrator of Secured Overnight Financing Rate (“SOFR”), the reference USD interest rate, may make changes that could change the value of SOFR or discontinue SOFR, which may adversely affect the Bank’s business, financial condition and results of operations.

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

•The Bank’s mission is focused on supporting trade and integration across the Region. As a result, any increases in tariffs, supply chain disruptions or other restrictions or impediments affecting foreign trade, or resulting uncertainty that reduces international trade flows, either throughout the Region or globally, could adversely affect the Bank’s business, results of operations or share price.

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

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors or events that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Factors or events that could cause the Bank’s actual results to differ may emerge from time to time, and it is not possible for the Bank to predict all such factors or results. The Bank undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable law or regulation. Forward-looking statements include statements regarding:

•changes in general economic conditions in North America, Central America, South America and the jurisdictions in which the Bank or its customers operate, such as new, continuing or deepening recessions, persistent inflation and shifting trends, fluctuations in employment rates and changes in immigration policies, disruption of supply chains, imposition of tariffs, sanctions and trade embargos and its impact on commodities prices, currency exchange rates and monetary policy uncertainties (including, without limitation, as a result of the geopolitical crisis resulting from the conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, the Russian-Ukrainian conflict and the potential outbreak of a contagious disease, such as the COVID-19 pandemic);

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

•the effects of exchange rates and the macroeconomic environment in both in Latin America and the Caribbean (the “Region”);

•the risks related to the discontinuation of reference rates, and the related replacement of those rates with other reference rates available in the market, including increased expenses, litigation and the effectiveness of hedging strategies;

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

•the effects of possible changes in economic or financial sanctions, requirements, or trade embargoes, changes in international trade, tariffs, restrictions or policies globally and in the Region, and specifically, the effects of the imposition of tariffs and trade restrictions on the countries in which we operate or are exposed to, based on our financing activities;

•credit and other risks of lending and investment activities; and

•the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Item 4.B. Business Overview—Strategies for 2025 and Subsequent Years” and “Item 5.D. Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

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

The Bank’s business is materially affected by market and macroeconomic conditions in the countries in which it operates and globally. A market downturn and weak macroeconomic conditions can be precipitated by a number of factors, including geopolitical events, such as international armed conflicts, war, or acts of terrorism, the imposition of sanctions, global trade or global supply chain disruptions, including energy shortages and food insecurity, changes in monetary or fiscal policy, changes in immigration policies, policies on human capital, the imposition or increase of tariffs, changes in trade policies or international trade disputes, significant inflationary or deflationary price changes, disruptions in one or more concentrated economic sectors, weak or slowing economic growth, the current or anticipated impact of climate change, acute and/or chronic extreme weather events or natural disasters, the emergence or continuation of widespread health emergencies or pandemics, cyberattacks, or local and regional civil unrest. Such developments can have unpredictable and destabilizing effects on the global markets and, consequently, the Bank’s results of operations and financial condition.
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

Furthermore, a market downturn and weak macroeconomic conditions can be precipitated by global uncertainties regarding fiscal and monetary policies. Such developments can have unpredictable and destabilizing effects. Actions taken by the U.S. Federal Reserve or other central banks, including changes in target rates, balance sheet management and lending facilities, are beyond the Bank’s control and difficult to predict, particularly in an inflationary environment. This can affect interest rates and the value of financial instruments and other assets, such as debt securities, and impact the Bank’s borrowers and potentially increase delinquency rates and may also raise government debt levels, adversely affect businesses and increase uncertainty surrounding monetary policy. During the last year, monetary policy in response to high inflation has led to a significant increase in market interest rates and a flattening and/or inversion of the yield curve. This has resulted in and may continue to result in volatility in equity and other markets, further volatility of the U.S. dollar, a widening in credit spreads and higher interest rates and recessionary concerns. In the second half of 2024, the Federal Reserve began an easing cycle by cutting its policy rate by 100 basis points, while inflation, although still above target, has eased to a more sustainable level. However, uncertainty continues to be atypically high, and inflationary pressure continues to persist, both of which factors can result in high interest rates. Higher interest rates could lead to higher unemployment levels, which could, in turn, increase delinquency rates. Cuts to the federal funds rate, in the event of an economic downturn, could result in a more protracted period of a flat and/or inverted yield curve.
Additionally, changes to existing regional laws and regulatory policies and evolving priorities, including those related to financial regulation, taxation, international trade, fiscal policy, climate change (including efforts to transition to a low-carbon economy) and healthcare, may adversely impact regional or global economic activity, our customers and our earnings and operations. Changes to international trade and investment policies both in the Region and abroad could negatively impact financial markets. The ongoing escalation of tensions between the United States, China, the European Union, Mexico, Canada, Colombia and other U.S. trading partners could lead to further measures that adversely affect financial markets, disrupt world trade and commerce and lead to trade retaliation, including through the use of tariffs, foreign exchange measures or the large-scale sale of U.S. Treasury bonds. For example, during the first quarter of 2025, the United States has both implemented and threatened measures on countries and governments perceived to be uncooperative or challenging the United States’ foreign policy agenda, including the imposition of tariffs, export controls, trade restrictions, and embargoes. Any restrictions on the activities of businesses, could also negatively affect financial markets.
As financial markets are global and highly interconnected, local and regional events can have widespread effects well beyond the countries in which they occur. Any of these developments may adversely affect the Bank’s business or financial results.
Geopolitical events: For example, as a result of the Russian invasion of Ukraine on February 24, 2022 and the ongoing hostilities, the United States, Switzerland, the European Union, the United Kingdom and others have announced sanctions against certain Russian banks, companies and individuals, as well as the Russian Central Bank, and have announced that certain Russian banks will be barred from using the Society for Worldwide Interbank Financial Telecommunication (SWIFT) messaging system. The scale of the conflict and the unprecedented speed and extent of sanctions have heightened volatility across global markets and may produce many of the effects described above, including in ways that cannot now be anticipated. We could be materially affected if a crisis develops, regionally or globally, as a result of disruptions in markets due to macroeconomic or political developments, or as a result of the failure of a major market participant.
Beginning in October 2023, Israel and Hamas have been involved in a serious and escalating armed conflict. A sharp escalation of the conflict has brought Israel into direct conflict with Iran and led to the involvement of other countries in the conflict. The Isreal-Hamas war and the wider conflict in the Middle East are expected to have a material negative impact on oil prices and global growth as well as further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, scarcity in certain raw materials and products, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. The involvement of the Houthis rebels in Yemen has also disrupted a key global shipping route, increasing the cost of global shipping. Although the length and impact of the ongoing conflict is unpredictable, the conflict in Gaza and the wider conflict in the Middle East has created and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets.
The geopolitical tensions surrounding the Panama Canal pose specific risks for banks, particularly those involved in international trade financing. Diplomatic tensions between the U.S. and Panama, due to conflicting claims about the Canal’s control and Chinese influence over the Canal, could destabilize investments in the Region, increasing credit risk for banks operating in Latin America, as well as reduce transit through the Canal. In addition, ongoing conversations on the application of fees on the Canal bring uncertainty in shipping costs. As a bank located in Panama and focused in large part on international trade, any material developments with respect to the foregoing could have a material adverse effect on the Bank’s financial condition and results of operations.

Growing tensions and protectionist policies could affect the globalization of the economy, reducing international trade and the integration of financial markets. These factors could have an adverse effect on the Bank’s financial condition and results of operations.
The outbreak and spread of a pandemic and other large-scale public health events could have a negative impact on the Bank's business: Economic conditions in the countries in which the Bank operates may be adversely affected by an outbreak of a contagious disease, such as COVID-19, which develops into a regional or global pandemic and other large scale public health events. The measures taken by governments, regulators and businesses to respond to any such pandemic or event have led and may lead in a future to slower or negative economic growth, supply chain disruptions and inflationary pressures, resulting in contraction in the global and regional economies, substantial volatility in the financial markets, crises in markets for goods and services, as well as significant disruptions in certain regional real estate markets, increased unemployment, increased credit and counterparty risk, and operational challenges. These factors and other consequences of pandemics or epidemics may negatively affect the Bank’s financial condition, including possible constraints on capital and liquidity, as well as a higher cost of capital.
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

Concerns, rumors about or an actual default by one or more financial institutions could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is typically referred to as systemic risk. Concerns about defaults by and failures of many financial institutions could lead to material losses or defaults by financial institutions and financial intermediaries with which the Bank interacts on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. As an example, in the first half of 2023, Silicon Valley Bank and other banks in the United States faced liquidity issues, which caused withdrawals of deposits from these banks and volatility in international markets. Central banks took measures designed to guarantee the liquidity of the banking system. The Bank’s credit risk exposure will also materially increase if the collateral held cannot be realized or can only be liquidated at prices insufficient to cover the full amount of the exposure. In addition, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, the Bank`s ability to access cash and cash equivalents and investments in marketable securities may be threatened. Any decline in available funding or access to the Bank`s cash and liquidity resources could, among other risks, adversely impact its ability to meet the Bank’s financial obligations or fulfill other obligations, or result in breaches of its financial and/or contractual obligations. These factors, among others, could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.
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

Several of these factors may arise due to circumstances beyond the Bank’s control, such as general market volatility, disruption, shock or stress, the emergence or continuation of widespread health emergencies or pandemics, U.S. Federal Reserve and other central banks' policy decisions (including fluctuations in interest rates), negative views or loss of confidence about the Bank or the financial services industry generally or due to a specific news event, changes in the regulatory environment or governmental fiscal or monetary policies, actions by credit rating agencies or an operational problem that affects third parties or the Bank. The impact of these potentially sudden events, whether within our control or not, could include an inability to sell assets or redeem investments, unforeseen outflows of cash, the need to draw on liquidity facilities, the reduction of financing balances, debt repurchases to support the secondary market or meet client requests, the need for additional funding for commitments and contingencies and unexpected collateral calls, among other things, the result of which could be increased costs and/or a liquidity shortfall.
As of December 31, 2024, 38% of the Bank’s total deposits represented deposits from central banks or their designees (i.e., the Bank’s Class A shareholders), 32% of the Bank’s deposits represented deposits from state-owned and private, corporations and international organizations, 22% of the Bank’s deposits represented deposits from private sector commercial banks, brokers and financial institutions, and 8% of the Bank’s deposits represented deposits from state-owned banks. The Bank does not accept retail deposits from individuals. Consequently, the Bank’s funding source of deposits is highly concentrated in its main depositors. Any disruption or material decrease in current or historic deposit levels, in particular levels of deposits made by central banks and their designees (i.e., the Bank’s Class A shareholders) or any of the Bank’s main depositors due, among other factors, to any change in their U.S. dollar liquidity strategies which currently include making deposits with the Bank, could have a material adverse effect on the Bank’s liquidity, results of operations and financial condition. In addition, if some private or state-owned international banks cease to provide deposits to the Bank or cease to provide funding to the Bank at historically applicable interest rates, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.
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
Moreover, the Bank’s allowances for losses could be inadequate to cover losses in its Credit Portfolio due to, among other factors, concentration of exposure or deterioration in certain sectors or countries, including but not limited to the impact of significant geopolitical and social developments such as any material increases in tariffs in key economies or a trade war, the conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, and the Russia-Ukraine war, which in turn could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows. See “—Performance in the financial services industry is affected by market conditions, fiscal, monetary and regulatory policies and the macroeconomic climate.”
The Bank’s businesses are subject to market risk inherent in the Bank’s financial instruments, as fluctuations in different metrics may have adverse effects on its financial position.
Market risk generally represents the risk that the values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans and securities at amortized cost, deposits, financial instruments at fair value through profit or loss (“FVTPL”) and securities at FVOCI, short-term and long-term borrowings and debt, derivatives and trading positions. This risk may result from fluctuations in different metrics: interest rates, currency exchange rates and changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality or credit ratings of either the relevant issuer or its country of origin. This risk may also result from turmoil in the international financial markets, including but not limited to any material increases in tariffs in key economies or a trade war, the ongoing effects of the ongoing conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, the Russia-Ukraine war, volatility in commodity prices, trade volumes and other factors. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business. See “—Performance in the financial services industry is affected by market conditions, fiscal, monetary and regulatory policies and the macroeconomic climate.”
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
The Bank’s Commercial Portfolio, including its Loan Portfolio, may not grow at anticipated levels or may decrease in future periods due, among other potential factors, to reduced demand for new credits and/or unscheduled voluntary prepayments by clients. As of December 31, 2024, the Bank’s Commercial Portfolio increased 18% to $10,035 million, from $8,521 million as of December 31, 2023, due to the Bank’s continued focus on expanding its customer and product base with new client onboarding and sustained cross selling efforts which increased business volumes during the year, while also preserving the high quality of borrowers. Increases in the Bank’s lending activity led to corresponding increases in the Bank’s funding activities as well as an increase in the allowance for expected credit losses.
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
Reforms to and replacement of interbank offered rates (“IBORs”) and reference rates or indices may adversely affect the Bank’s business, financial condition and results of operations.
Risks and challenges associated with reference rate reform, including the potential replacement of benchmark rates with alternative reference rates (“ARRs”) (e.g., the cessation of Bloomberg Short-Term Bank Yield Index in November 2024 and the replacement of the Equilibrium Interest Rate (or TIIE) in Mexico, which came into effect in 2025 for Mexican financial institutions), could expose the Bank to various financial, operational, supervisory, conduct and legal risk.
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

The administrator of SOFR, the reference USD interest rate, may make changes that could change the value of SOFR or discontinue SOFR, which may adversely affect the Bank's business, financial condition and results of operations .
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
The U.S. government’s support for the growth and use of digital assets and blockchain technology is also expected to play an important role in the upcoming years. Failure to strategically assess the impact of new technologies could have a negative impact in the Bank’s operations and financial condition.
The use of artificial intelligence-powered engines is becoming increasingly popular and it exposes the Bank to the risk of inadvertently disclosing confidential information. The use by our employees or third-party providers of any such engines in connection with the Bank’s business may lead to the incorporation of confidential information into publicly available training sets, which represents both a reputational risk and a loss of opportunities connected to such confidential information. We may also inadvertently violate laws and regulations covering the use the data on which artificial intelligence engines run. The disclosures and violations described may affect the Bank’s business and operations.
In addition, the Bank has and expects to continue to implement certain remote working policies. These arrangements have necessitated new and increased reliance on information technology, such as videoconferencing and other infrastructure. As a result, the Bank has faced and will continue to face new challenges and operational risks, including maintenance of supervisory and surveillance controls, as well as increased fraud and data security risks. While the Bank has taken measures to manage these risks, such measures have never been tested on the scale or duration that the Bank is currently experiencing, and there is risk that these measures will prove not to have been effective in the current unprecedented operating environment. Due to the evolving nature of cybersecurity risks and the Bank’s reduced visibility and control in light of remote working, the Bank’s efforts to provide appropriate policies and security measures may prove insufficient to mitigate all cybersecurity and data protection threats. Any failure or hacking of these and other systems could materially and adversely affect the Bank’s business and operations.
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
For financial institutions, cybersecurity risks have increased due to the widespread use of digital technologies, cloud computing and mobile devices to conduct financial business and transactions. In addition, cyberattacks by hackers, terrorists, criminal organizations, nation states and extremists have also increased in frequency and sophistication. Current geopolitical tensions also may lead to increased risk of cyberattack from foreign state actors. In particular, the Russian invasion of Ukraine and the imposition of significant sanctions on Russia and Hamas by the United States, Switzerland, the European Union, the United Kingdom and others may result in an increase in the risk of cyberattacks.
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

Supranational organizations rate jurisdictions for tax transparency, governance, real economic activity, corporate tax rate, prevention of money laundering, financing of terrorism, among others. Depending on prevailing international regulatory concerns, certain countries that are considered to less than adequately cooperate with such supranational organizations may be put on a “grey” or “black” list. From time to time in the recent past, Panama has been included or threatened with inclusion on these aforementioned lists. For example, from June 2014 until February 2016, Panama was included in the “grey” list of the Financial Action Task Force (“FATF”). In June 2019, Panama was once again included on the FATF “grey” list. In March 2022, the FATF expressed significant concern about the fact that Panama failed to fully address remaining measures in its action plan that aimed to resolve swiftly the identified strategic deficiencies in its regime to counter money laundering, terrorist financing, and proliferation financing, which fully expired in January 2021. In October 2023, the FATF announced that Panama is no longer under increased monitoring, acknowledging the completion of its action plan and substantial progress in enhancing its AML/CFT regime. In October 2023, Panama was also removed from the FATF “grey” list and as of the date of this annual report remains off the list. However, the Bank cannot assure you that Panama will not be placed on the FATF “grey” list again in the future.

In addition, in February 2019 the Commission of the European Union (the “European Commission”) proposed to include Panama, together with other 22 countries, in a blacklist of nations determined by the European Commission to have strategic deficiencies in the prevention of terrorism financing and/or money laundering. Although that proposal was not initially approved by the country members of the European Union, the European Commission later announced in May 2020 that it had added Panama to its blacklist. Nonetheless, in March of 2024, the European Commission announced the removal of Panama from its list of high-risk countries with strategic deficiencies in the prevention of money laundering and terrorist financing. Further, during 2017, the European Union Economic and Financial Affairs Council, or ECOFIN, released a list of non-cooperative jurisdictions for tax purposes. The stated aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Panama’s adherence to the Convention on Mutual Administrative Assistance in Tax Matters of the Organization for Economic Cooperation and Development (“OECD”) in 2017 notwithstanding, on February 18, 2020 the European Union finance ministers added Panama to its list of non-cooperative jurisdictions for tax purposes for allegedly having shortcomings over exchange of tax information on request based on the OECD’s Global Forum on Transparency and Exchange of Information for Tax Purposes (“Global Forum”) report published in November 2019. Panama was once again included on this list in February of 2024. Inclusion on these lists may result in significant reputational damage. Furthermore, inclusion on the European Union list for non-cooperative jurisdictions allows European Union member states to implement defensive measures to protect their tax revenue and fight against tax fraud, evasion and abuse.
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
The U.S. has expanded Sanctions on Nicaragua, North Korea, Russia, China and Venezuela, and issued an executive order modifying Sanctions with respect to Sudan. Furthermore, in recent years, the United States Department of the Treasury's Office of Foreign Assets Control (“OFAC”) has designated some notable groups or financial institutions on the Specially

Designated Nationals (“SDN”) List in the regions or jurisdictions where the Bank, its counterparties, or its customers are located, have operations, or do business.
For example, since 2015 and through 2025, the U.S. has continued to expand Sanctions in respect of the Government of Venezuela and certain Venezuelan nationals, including certain Venezuelan government officials effectively blocking all property and interests in property of the Government of Venezuela pursuant to Executive Order 13884 of August 5, 2019. With regard to any Sanctions targeting persons who have been added to OFAC’s SDN List or other persons considered blocked persons under OFAC sanctions, U.S. persons may not make to such persons, or receive from such persons, any contribution or provision of funds, goods, or services. These Sanctions also prohibit, with certain limited exceptions, (a) transactions by a U.S. person or within the United States relating to new debt with a maturity greater than 30 days or new equity, of the Government of Venezuela, bonds issued by the Government of Venezuela prior to August 25, 2017, and dividend payments or other distributions of profits to the Government of Venezuela from its controlled entities, and (b) direct or indirect purchases by a U.S. person or within the United States of securities from the Government of Venezuela (other than new debt with a maturity of 30 days or less). These recent Sanctions relating to Venezuela have also resulted in the designation of certain state-owned financial institutions, as SDNs, including Banco De Desarrollo Económico y Social de Venezuela (“BANDES”), Banco Bandes Uruguay S.A., Banco Bicentenario del Pueblo, de la Clase Obrera, Mujer y Comunas, Banco Universal C.A., Banco de Venezuela, S.A. Banco Universal and Banco Prodem S.A.
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
While the Bank does not consider that its business activities with counterparties with whom transactions are restricted or prohibited under U.S. Sanctions are material to its business, these aforementioned recent developments and any future expansion of Sanctions could have a material adverse impact on the Bank due to, among other things, the following:
•Bladex may be owned, directly or indirectly, by, or have shareholders which are, central banks, multilateral development banks or other persons which may be the current or future target of Sanctions. Importantly, as of date of this annual report, no SDN or blocked person currently has any operational or management role in the Bank, or has any authority to negotiate on behalf of the Bank or make binding commitments on behalf of the Bank.
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
In response to the global financial crisis, which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”) proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework, which creates new higher minimum regulatory capital requirements. On December 16, 2010 and January 13, 2011, the Basel Committee issued its original guidance (which was updated in 2013) on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency of Banks for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. The Bank follows Basel III criteria to determine capitalization levels, and has determined the Bank’s Tier 1 capital ratio (Basel III – IRB) to be 15.5% as of December 31, 2024. In addition, as of December 31, 2024, the Bank’s Capital Adequacy Ratio, calculated according to the guidelines of the Banking Law (as defined below), was 13.6%.
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
Any failure by the Bank to maintain effective internal controls over financial reporting may adversely affect investor confidence and, as a result, the value of investments in the Bank's securities.
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

In this context, the risk of “greenwashing” also represents both a regulatory and reputational risk for the Bank. Greenwashing refers to the risk of making inaccurate or misleading claims to stakeholders and third parties about the sustainability-related features of a company’s products or investments. The rapidly evolving regulatory environment surrounding greenwashing and any resulting impact on the Bank’s reputation could negatively effect the Bank’s financial condition and results of operations.

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
As a reflection of the Bank’s mission and strategy, the Bank’s credit and other activities are concentrated in the Region, and are therefore highly susceptible to macroeconomic factors throughout the Region, as well as in individual countries. Economies in the Region have historically experienced significant volatility evidenced, in some cases, by political uncertainty, including with respect to upcoming elections, slow economic growth or recessions, increases in unemployment and the resulting reduction in consumer purchasing power, declining investments, fluctuations in interest rates and the capital markets, government and private sector debt defaults and restructurings, and significant inflation and/or currency devaluation. The recent adoption of protectionist policies by the new United States administration, including tariffs and changes in immigration policy has also created uncertainty in the Region where the Bank operates and may lead to higher levels of inflation. Furthermore, the far-reaching impacts of the ongoing war in Ukraine, such as persistently high energy and food costs, have further weakened a global economy. Such weakening global economic activity is likely to reduce the growth prospects in the Region. Moreover, aggressive monetary tightening in major economies to decrease inflation could result in significant economic difficulties for the Region, mainly through the effects of higher borrowing costs and a more expensive U.S. dollar. The latter could worsen even more increasing inflation in the Region. See “—Risks Relating to the Bank’s Business— Performance in the financial services industry is affected by market conditions, fiscal, monetary and regulatory policies and the macroeconomic climate.”
Global economic and geopolitical changes, including the persistent effects of the COVID-19 pandemic, changes in exchange control, trade, and immigration policies, the ongoing conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, the war in Ukraine and their spillover effects of each of these factors on the global economy and markets, inflationary pressure, volatility in commodity prices, any material increases in tariffs in key economies or a trade war, oil and energy prices, U.S. dollar interest rates and U.S. dollar exchange rates, and any slowing of economic growth in industrialized countries, have had and could continue to have adverse effects on the economic condition of countries in the Region in which the Bank operates.
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

The Bank also faces borrower concentration, with its credit activities being in a number of countries. Adverse changes affecting one or more of these economies could have a material adverse impact on the Bank’s Credit Portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2024, 52% of the Bank’s Credit Portfolio was outstanding to borrowers in the following five countries: Brazil ($1,455 million, or 13%), Mexico ($1,231 million, or 11%), Guatemala ($1,111 million, or 10%), Colombia ($1,006 million, or 9%), and Dominican Republic ($974 million, or 9%).

In addition, as of December 31, 2024, of the Bank’s total Credit Portfolio balances, 7% were to five borrowers in Guatemala, 5% were to five borrowers in Brazil, 5% were to five borrowers in Dominican Republic, 5% were to five borrowers in Colombia and 4% were to five borrowers in Mexico. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have a material adverse impact on the Bank’s Credit Portfolio, potentially requiring the Bank to create additional allowances for expected credit losses, or suffer credit losses with the effect accentuated because of this concentration.
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
The Bank’s mission is focused on supporting trade and integration across the Region, and a significant portion of the Bank’s operations is derived from financing trade related transactions. As a result, increases in tariffs, changes in political, regulatory and economic conditions in the United States or in the Region, or in policies governing infrastructure, trade and foreign investment in the United States, or other restrictions on foreign trade throughout the Region or globally could adversely affect the Bank’s business and results of operations. For example, the United States has imposed tariffs on a variety of imports from countries throughout the world, including the Region, including certain tariffs on steel, aluminum and automobiles, among others. In addition, the United States has threatened additional tariffs and trade measures against several countries and trading blocs related to other products. Several countries and trading blocs have implemented countermeasures. There can be no assurance that the prevalence and quantity of tariffs and similar measures implemented or increased globally, and in the Region, will not continue to increase, and that such measures will not have a material adverse effect on the global or Regional economies as a whole, and as a result on our financial condition and results of operations.
Additionally, the United States, United Kingdom, European Union, Switzerland and other countries across the Region and the world have imposed severe sanctions and trade restrictions against Russia, certain individuals and companies in response to the military attack on Ukraine. The Russian government has also imposed certain countermeasures, which include restrictions relating to foreign currency accounts and security transactions. The Bank’s policy is to comply with all applicable laws, including sanctions and export controls, in the jurisdictions in which it operates. At present, numerous complex regimes are developing rapidly in response to the escalating conflict and the Bank is working carefully to comply with all relevant requirements and to address their potential consequences. There can be no assurance that the U.S., China, Russia, Mexico, Canada, Colombia or other countries, including those in the Region, will not move to implement further tariffs or restrictions on trade, or what the scope and effects of any such restrictions might be. Any such tariffs or restrictions, or uncertainty surrounding any future restrictions, could materially adversely affect international trade flows, which is a core sector underlying the Bank’s business model.
Furthermore, the macroeconomic, trade and regulatory environment has become increasingly fragmented, with the ongoing war in Ukraine, the conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, increasing inflationary pressures alongside other factors, continuing to disrupt supply chains in several industries globally and in the Region. The mismatch between supply and demand has increased volatility in commodity and other prices, particularly in the energy sector, creating further challenges for monetary authorities and the Bank's customers. Furthermore, international markets, commodities prices and supply chains continue to be significantly disrupted by the escalating conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, as well as Russia's invasion of Ukraine, and the resulting sanctions and other measures imposed on Russia and certain Russian entities and individuals. These developments are expected to continue negatively affecting the economies of the Region, and it remains uncertain when and how international trade flows will recover from these and other current disruptions.
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
The ongoing war in Ukraine, the conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, persistent elevated levels of inflation, the devaluation of currencies against the U.S. Dollar, the fluctuation of interest rates, tighter financial conditions, economic deceleration of key trading partners, and social discontent are among the macroeconomic factors that have led to a slower economic growth in the Region in 2024. In addition, the adoption of protectionist policies such as those related to tariffs and immigration issues could potentially lead to higher inflation in the United States, which had been gradually declining following the swift monetary tightening across the Region since 2021, together with the withdrawal of most of the pandemic fiscal stimulus and the reversal of external price pressures. Financing costs could be affected by inflation and are expected to remain high in the coming years. Further significant increases in interest rates will continue to affect global financial conditions and carry the risk of triggering a recession. Should monetary policy rates move materially higher than current expectations, a realignment of market expectations could cause turbulence in financial asset prices. Higher global and domestic financing costs can accelerate capital outflows and represent a challenge for the Region, given large public and external financing needs in some countries and the limited resources to finance investment in the Region. Furthermore, the combined effect of Russia’s invasion of Ukraine and conflict between Israel, Hamas and Iran and the wider conflict in the Middle East are all recessive and inflationary, which could cause risks of stagflation within the Region.
Although economic conditions vary from country to country, the Region’s economy continues to be vulnerable to inflationary pressure and to experience slow economic growth. Though inflationary pressures slowed during 2024 as a result of a number of factors, including lower food and energy prices resulting from monetary policy tightening, there is considerable uncertainty around inflation forecasts for coming years. Tighter labor markets, wage pressures, the adoption of tariffs and a history of backward indexation continue to create uncertainty around inflation rates. Core inflation (that is, excluding food and energy) in the Region remains high.
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
As of December 31, 2024, $950 million, or 11% of the Bank’s Loan Portfolio was comprised of oil/gas related loans, and $448 million, or 5% of the Bank’s Loan Portfolio was comprised of agribusiness loans. Repayment of these loans depends substantially, in some cases, on producing, exploring and exporting and also marketing the oil/gas or other commodities. Most of these loans are unsecured and collateral securing some of these loans may be illiquid. In addition, the limited purpose of some agricultural-related collateral affects credit risk because such collateral may have limited or no other uses to support values when loan repayment problems emerge. Many external factors can impact the Bank’s borrowers’ ability to repay their loans, including commodity price volatility (i.e., oil and sugar prices), increased global shipping costs due to tensions in the Red Sea and a slowdown in Panama Canal traffic due to drought conditions, pandemics, epidemics, war such as the conflict between Israel, Hamas and Iran and the wider conflict in the Middle East or the war in Ukraine, the imposition of tariffs, the escalation tensions between key trading partners and sanctions implemented as a result, the impact of supply chain disruptions, inflation and rising interest rates, adverse weather conditions, water issues, land values, production costs, changing government regulations and subsidy programs, changing tax treatment, technological changes, labor market shortages/increased wages, and changes in consumers’ preferences, over which the Bank’s borrowers may have no control. These factors, as well as volatility in certain commodity prices, including the price of oil, which has increased significantly recently, could adversely impact the ability of those to whom the Bank has made loans to perform under the terms of their borrowing arrangements with the Bank, which in turn could result in credit losses and adversely affect the Bank’s business, financial condition and results of operations.
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
The Treasury Business Segment focuses on managing the Bank’s Investment Portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-’ or above (international scale credit rating), and financial instruments related to the Bank’s investment management activities, consisting of securities at FVOCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources and which consist mainly of deposits, short- and long-term borrowings and debt.
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

As of December 31, 2024, the Bank had 105 employees, or 33% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential new customers.
Recent Developments
During 2024, the combination of slowing inflation and resilient economic activity allowed banks to begin reducing benchmark interest rates, especially in the United States, even though inflation rates remained above target levels. Economic growth was not uniform among regions.
According to the International Monetary Fund, in 2024, the Euro Zone grew almost 0.8%, while the United States grew more than 3% after the pandemic and Latin America grew by approximately 2%.
The post-pandemic era has been characterized by the normalization of supply chains, higher prices and a strong services economy.
According to the United Nations Conference on Trade and Development, global trade in services expanded by more than 6% in 2024, while trade in goods recovered at a 2% rate in 2024 after having registered almost no expansion in 2023. These expansions contributed to greater economic resilience, despite renewed geopolitical tensions although they also played a role in the normalization of high interest rates.
Central Banks in developed countries generally eased monetary policies in 2024; however, interest rates remain significantly high due the persistence of inflation. The U.S. Federal Reserve cut its upper level reference rate by 100 basis points to 4.5% during the fourth quarter of 2024, which still represents a restrictive rate. Similarly, the European Central Bank also cut its reference rate by 100 basis points to 3% in 2024, which represents a less restrictive rate.
In the United States, despite high interest rates and above-target inflation, private consumption remained strong in 2024, boosting growth in part due to still pro-cyclical government expenditures, but also due to a structurally resilient economy. According to the Economist Intelligence Unit, private consumption in the United States grew by a strong 2.8% in 2024, while government consumption expanded by 3.4% and total GDP grew by 2.8%, a rate that exceeded the average growth in most of the developed countries and Latin America. Recently, however, uncertainty has increased due to the measures that the Trump administration has implemented to date, and the signals it has given about policies it plans to implement in future periods. Tariffs across the board, strict immigration policies and trade tensions with China, as well as with several other countries and trading blocs globally, have raised the likelihood of a United States recession or even stagflation, in 2025. Headline inflation in the United States continues to be above 3%.
Recent events have increased caution across markets and have led to the postponement of investments in several cases, as investors await clarity on the real effects these factors will have on the U.S. and other key global economies, including the economy of the Region. We therefore expect growth in the Region to remain uneven. While Mexico, Panama, Ecuador and Colombia are growing below expectations, and continue to register low investment rates, countries like Chile, Costa Rica, the Dominican Republic, El Salvador, Guatemala and Perú remain close to their respective long-term target growth or even slightly above.
The policies of the new United States administration are expected to continue generating uncertainty due to, among other factors, the following: (i) remittances from the United States account for nearly a quarter of the national GDP in each of Honduras, Guatemala and El Salvador, making the new administration strict immigration policy a significant risk factor for these economies; and (ii) the United States remains the main trading partner for most of the economies in the Region. In the case of Mexico, exports to the United States represent approximately 80% of total exports. In this context, tariffs can be a risk for the balance of payments in most Latin American countries. In addition, commodity prices may be affected if there is a strong deceleration in economic activity, which may, in turn, affect countries like Colombia, Chile, Peru, Ecuador and Argentina. Despite these circumstances, given the depreciation of currencies in the Region and the resilience shown by Latin American economies in recent years, management believes that recession is not yet the base case scenario for the Region.

Environmental, Social and Governance (ESG)
The Bank’s Commitment to ESG
The Bank's Board, the Executive Committee and employees recognize that strong governance, environmental stewardship, and social responsibility are critical to building long-term business success. We are committed to sustainable business practices and have implemented oversight and processes throughout our operations to effectively manage Environmental, Social, and Governance (ESG) matters relevant to our business over time. Through various initiatives, we aim to make a positive impact in our communities, embed social and environmental considerations in our business and investment decisions, provide a supportive and inclusive workplace environment, and act in environmentally conscious ways.
The Bank’s ESG approach is articulated through four main axes: Responsible management of the environment, the promotion of inclusive social practices, the strengthening of solid governance and sustainable finance. The Bank considers that these areas are fundamental to achieve sustainable and balanced growth aligned with the values that guide its organization.
We perceive the implementation of ESG as an opportunity to make our risk management processes more robust and to identify new areas of opportunity. We do not seek to reduce the spectrum of our services or to stop financing certain sectors or industries, however, we are seeking to integrate ESG into our business to drive value for our shareholders and the communities in which we operate.
Since 2022, we have been working with external ESG experts to define a roadmap to start formalizing a sustainability and ESG program. This process included a thorough assessment of our current operations and practices, to identify key areas for improvement and opportunities to strengthen our ESG approach. As a result, policies and procedures were established institutionalizing ESG principles within the organization and seeking their integration at all levels and in strategic decision-making.
At the end of 2024, we successfully concluded the initial phase, supported by consultants, which allowed us to make significant progress in consolidating its ESG Action Framework. We have appointed a new head to lead the sustainability and ESG area, who will be responsible for directing the execution of our sustainability and ESG agenda.
We are in the process of formalizing our Framework of Action with representatives of each area, in charge of the implementation of ESG policies and tracking the progress defined by the external consultants. This team, with both a strategic and operational focus, will be responsible for ensuring the continuity and efficient implementation of ESG projects.

Governance

Oversight of ESG

As an overseer of risk and a steward of long-term shareholder value, the Bank’s Board has the ultimate responsibility for the oversight of ESG-related risks and opportunities that impact the Bank’s business. During 2024, the Compliance, Anti-Money Laundering and Sustainability Committee provided primary oversight of the Bank’s ESG initiatives and programs. This Committee is best positioned to oversee ESG due to the expertise and make up of its directors, and the existing strong focus on governance and compliance topics that are critical to the Bank’s business. Other Committees will also play a relevant role and receive regular updates on ESG progress and goals ,mainly the Sustainability and ESG Committee and the Risk Committee, who will receive regular updates on ESG progress and objectives.

ESG strategy, policies, and reporting are managed by the Investor Relations and ESG Vice Presidency and an ESG Working Group, chaired by the Bank’s CEO as the executive sponsor. The working group consists of cross departmental leaders in the Bank’s organization including risk, strategic planning, communications, finance, legal, and investor relations. This group will further work with subject matter experts to ensure implementation of work streams and to collect data and information for reporting purposes.

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

ESG in Credit Risk Analysis

The Bank aims to manage its business for the long term while providing value for its clients and shareholders by considering ESG issues in its processes for managing and governing risk across its financial services and investments. During 2021, Bladex developed a Social and Environmental Risk Policy based on the IFC’s and other recognized entities' frameworks which allows the integration of environmental and social issues in the Bank's risk assessment considerations and determinations. The Bank assigned an Environmental and Social Rating to its portfolio and started the process to review and identify existing companies with robust, publicly available ESG information. In 2024, the Bank completed the evaluation of its entire portfolio, focusing mainly on high risk clients, and began the process of updating the system with new tools that seek to improve our capabilities. The Bank intends to retain the services of a consulting firm to measure the carbon footprint of the Bank's Commercial Portfolio as an annual process, as well to define the potential exposure of the Bank's clients to climate risk. In addition, the Bank is also in the process of defining the different types of exposure of its clients to climate risk, adding mitigation scenarios and execution plans and processes for possible tensions, which are expected to be executed in detail with our consultant during 2025.

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

We have positioned Bladex as a great place to work for employees to build a career. Most of the Bank's vacancies or new positions are offered internally prioritizing the professional growth of our employees. We equip them with tools, resources and opportunities designed to build critical skills and enhance their career path within our organization. We request employee feedback on a regular basis and are continuously evolving and adapting to meet the changing needs of the organization. In addition, since the pandemic we have maintained the possibility of a hybrid model to work from home when necessary. Furthermore, to address employee wellness, we sponsor the participation of employees in sports events, offer a wellness application with pre-ordered exercise lessons and provide activities such as coffee chats, an internal social network, and a calendar of events to keep employees connected and engaged.

We ensure full compliance with health and safety standards and undergo comprehensive internal audit processes to meet any gaps in our management system. In 2024, we maintained our wellness program that we have initially implemented in 2021 based on six key pillars focused on employee’s physical, mental, financial, environmental, nutritional, and social health.

Diversity, Equity, and Inclusion

Diversity is among the factors considered by the Board’s Nomination, Compensation and Operations Committee when evaluating candidates for positions on the Bank's Board of Directors. The Nomination, Compensation and Operations Committee generally views and values diversity from the perspective of professional and life experiences and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics that can contribute to the Bank’s strategic vision and mission. Gender diversity has been strengthened by having four female Directors on the ten-member Board of Directors, following the appointment of Mrs. Tarciana Paula Gomes Medeiros as Director representing Class A shareholders since April 17, 2024 and the appointment of Mrs. Angelica Ruiz Celis as Class E Director since March 30, 2023. Moreover, the fact that seven different nationalities are represented on the ten-member Board of Directors reflects the importance placed on diversity by the Board of Directors.

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

The Bank has approved the Diversity and Inclusion Policy, and implemented procedures defining roles and responsibilities aiming to promote in all the Bank's operations an environment of respect and protection that recognizes the value of diversity. The Diversity and Inclusion Policy recognizes meritocracy as the key component driving the professional development of each employee within the Bank.

Descriptive table of the Board

	Alexandra Aguirre	Ricardo Manuel Arango	Tarciana Gomes Medeiros	Isela Costantini	Mario Covo	José Alberto Garzón	Miguel Heras Castro	Roland Host	Daniel Tillard	Angélica Ruiz
Knowledge and Skills
Corporate Governance	•	•	•	•		•			•
Public Board Experience	•	•	•	•	•	•	•	•
Executive Management Experience		•	•	•		•		•	•	•
Financial Expertise		•			•	•	•	•	•
Legal	•	•				•
Government / Regulatory Experience		•	•			•	•	•	•
Risk Management		•			•	•	•	•
International	•	•		•	•		•	•		•
Environmental, Social, and Governance	•		•	•		•
Gender
Male		•			•	•	•	•	•
Female	•		•	•						•
Race / Ethnicity
African or Black			•

Alaskan Native or American Indian
Asian
Hispanic or Latin	•	•		•	•	•	•	•	•	•
Native Hawaiian or Pacific Islander
White	•	•		•	•	•	•	•	•	•
LGBTQ			•

Community Giving

Fundación Crece Latinoamérica – Gonzalo Menéndez Duque (the “Foundation”) is the Bank´s strategic social investment vehicle that contributes to sustainable development in the Region at the community level. In partnership with non-profit organizations and with the support of the Bank's corporate volunteers the Foundation has played an important role promoting positive social and environmental impact.

During 2024, the Bank focused its efforts mainly on strengthening two fundamental pillars: educational and environmental sustainability. On the educational front, the Bank has supported underprivileged schools in vulnerable communities by aiding school cafeterias, implementing infrastructure improvements, and providing scholarships for higher education. On the environmental front, the Bank has established partnerships with institutions to promote environmental awareness in the community, actively promoting recycling, and fostering circular economy practices.

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

Strategies for 2025 and Subsequent Years
Continue to strengthen the Bank’s business model, further leverage competitive advantages, expand the customer base and improve the value proposition to customers
The Bank’s Board of Directors and management, assisted by a global strategic consulting firm, has developed a five-year strategic plan for the period 2022-2026 (the “Strategic Plan”). The fundamental components of the Medium-Term Strategic

Plan include strengthening the Bank’s business model, better leveraging its competitive advantages, expanding its customer base and improving the value proposition offered to the Bank’s customers.
A new compensation plan for the Bank’s management with key performance indicators linked to the results of the Medium-Term Strategic Plan and a variable individual compensation linked to the success of the projects related thereto, are concrete steps that the Bank has taken which aim to ensure the successful implementation of its medium-term Strategic Plan. Management believes that it has the right pillars in place to support the achievement of this plan and that its ongoing implementation will improve the profitability of the Bank's business while ensuring that the Bank remains faithful to its mission of promoting foreign trade and Regional integration in a sustainable way, without changing the Bank’s business model.

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
The Bank plans to focus its future efforts on growing its business with a larger number of corporate clients along the trade value chain, which management believes will reinforce the Bank’s business model, enhance origination capacity and all the Bank to deploy capital most effectively. The Bank also intends to continue diversifying its credit risk profile, in order to continue to mitigate the impact of potential losses, should they occur. The optimization phase of the Strategic Plan has now concluded, enabling the Bank to significantly grow its customer base in strategic markets and increase lending margins through an efficient pricing policy on an expanded client base.
The expansion phase of the Strategic Plan is currently focused on broadening the Bank's product offering. To that end, the Bank is deploying the necessary technological platforms to scale its initiatives. As a result of the Bank’s relationships throughout the Region, management believes it is well positioned to strategically identify key products and services to offer to clients. The Bank’s Articles of Incorporation permit a broad scope of potential activities, encompassing all types of banking, investment, and financial and other businesses that support foreign trade flows and the development of trade and integration in the Region. This supports the Bank’s ongoing strategy to develop and expand products and services that complement the Bank’s expertise in foreign trade finance and risk management, in which we believe there is significant upside potential such as: i) letters of credit client base diversification, ii) vendor finance with a focus on supply chain finance through electronic platforms, iii) opportunistic project finance as well as financing acquisitions from the Bank’s structuring and syndication business desk, as well as liability management transactions, iv) complementing bilateral short-term plain vanilla trade lending with buy- and sell-side working capital solutions for corporations, and v) the incorporation of treasury products to better satisfy our clients’ needs.
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

Streamline the Bank’s operating model and processes for supporting the execution of its strategy to achieve greater efficiency
The Bank intends to improve its key processes, focusing mainly on client service and development of new products. The main objective is to reduce process inefficiencies in order to allow the ongoing introduction of new products and increase the number of transactions, improving efficiency and productivity throughout its organization and simultaneously enhancing the Bank’s capability to mitigate potential operational risk. For example, the Bank is scheduled to launch its trade finance platform in the second half of 2025. This platform is expected to substantially transform the Bank’s letters of credit unit by providing a state-of-the-art digital client interface and enhancing transaction processing capabilities for working capital solutions. In addition, the Bank has selected a vendor for its new treasury software, and is currently in the initial stages of implementation and finalizing adjustments with the vendor to ensure a seamless rollout. Management currently anticipates that the first phase of the Bank’s new treasury software will be ready for deployment by mid-2026. Management anticipates that for the next few years the Bank will be working closely with key strategic IT vendors in order to ensure that the Bank’s product suite expansion has a robust and scalable backend. In addition, as part of the implementation of the remaining phases of the Medium-Term Strategic Plan, the Bank seeks to leverage increased digitization and automatization of its internal processes as part of its efforts to expand its offer of services and products, both in the commercial and treasury segments. These efforts are focused on business scaling, which management believes will enhance processing capacity and improve client-focused services and experiences.
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
Depending on the proposed amount, lines of credit are approved by different credit committees. The Bank’s management credit committee has authority to approve credit lines up to $30 million, under the allowed terms and conditions approved for each country by the Board credit committees. Credit lines exceeding that amount and/or conditions, must be approved by other credit committees, which are composed of certain members of the Board. All credit lines must fully comply with the Legal Lending Limit established by the Panamanian Regulator. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of certain financial institutions, and a 25% limit as a percentage of capital and reserves for any borrower and borrower group, in the case of corporate and sovereign entities. As of December 31, 2024, the Bank’s legal lending limit prescribed by Panamanian law for corporations and sovereign borrowers amounted to $332 million, and for financial institutions and financial groups amounted to $398 million. Panamanian law also sets lending limits for related party transactions, which are described in more detail in the section “Supervision and Regulation–Panamanian Law.” Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency of Banks for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. As of December 31, 2024, the Bank was in compliance with regulatory legal lending limits.
Credit Portfolio
The Bank’s Credit Portfolio consists of the Commercial Portfolio and the Investment Portfolio. The Bank’s Commercial Portfolio includes: (i) the Loan Portfolio, (ii) customers’ liabilities under acceptances, and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. The Bank’s Investment Portfolio consists of the principal balance of securities at FVOCI and the principal balance of securities at amortized cost, excluding interest receivable and the allowance for expected credit losses.

As of December 31, 2024, the Credit Portfolio amounted to $11,224 million, compared to $9,532 million as of December 31, 2023 and $8,726 million as of December 31, 2022. The $1,692 million, or 18% increase during 2024 compared to 2023 was largely attributable to the Bank’s higher lending origination and business growth from new client onboarding and sustained cross selling efforts.
Commercial Portfolio

The Bank’s Commercial Portfolio amounted to $10,035 million as of December 31, 2024, compared to $8,521 million as of December 31, 2023, and $7,706 million as of December 31, 2022. The $1,514 million, or 18% increase during 2024 compared to 2023, resulted from the Bank’s continued focus on expanding its customer and product base with new client onboarding and sustained cross selling efforts which increased business volumes during the year.

As of December 31, 2024, 73% of the Bank’s Commercial Portfolio remaining-term profile was scheduled to mature within one year, compared to 69% as of December 31, 2023 and 72% as of December 31, 2022, which reflects the predominantly short-term nature of the Bank’s lending originations. As of those same dates, trade-related finance transactions represented 42%, 46%, and 42%, respectively, of the Bank’s Commercial Portfolio, while trade-related finance transactions represented 58%, 66% and 60%, respectively, of the Bank’s short-term origination. See “Description of Business of Bladex—Business Activities—Loan Portfolio.”

As of December 31, 2024, the exposure of the Commercial Portfolio’s was focused on preserving sound credit quality through well diversified exposures to top-tier clients across the Region. The Bank’s traditional client base of financial institutions represented 36% of the total Commercial Portfolio, and corporations represented 64% of the total Commercial Portfolio, of which 33% and 67% of such percentages were trade-related financing, respectively. In addition, the Commercial Portfolio continued to be well diversified across corporate sectors, with industry concentration levels of 5% of the total Commercial Portfolio or lower as of December 31, 2024, except for certain sectors such as electric power at 10%, food and beverage at 8% and other manufacturing industries, oil/gas (downstream) and oil/gas (integrated), each at 5% of the Commercial Portfolio as of December 31, 2024.

Geographically, 40% of the Commercial Portfolio remained distributed in investment grade countries as of December 31, 2024, a decrease of 1% from December 31, 2023. On a country-risk basis, Brazil continued to represent the largest country-risk exposure at 14% of the total Commercial Portfolio, followed by Mexico at 12%, Guatemala at 11%, and Colombia and the Dominican Republic, each at 10% of the total Commercial Portfolio. Credit to borrowers in top-rated countries outside of Latin America, where such credits relate to transactions ultimately carried out within the Region, represented 8% of the total Commercial Portfolio.

The following table sets forth the distribution of the Bank’s Commercial Portfolio by product category as of December 31 of each year:

	As of December 31,
	2024	%	2023	%	2022	%
	(in $ millions, except percentages)
Loans at amortized cost - principal balance	$8,375.2	83.5	$7,195.6	84.4	6,763.0	87.8
Loan commitments and financial guarantee contracts	1,414.3	14.1	1,063.7	12.5	779.4	10.1
Customers’ liabilities under acceptances	245.1	2.4	261.4	3.1	163.3	2.1
Total	$10,034.6	100.0	$8,520.7	100.0	$7,705.7	100.0
Loan Portfolio

As of December 31, 2024, the Bank’s Loan Portfolio totaled $8,375 million, compared to $7,196 million as of December 31, 2023 and $6,763 million as of December 31, 2022. The $1,179 million, or 16% Loan Portfolio increase during 2024 was mainly attributable to higher lending origination during the year, as the Bank continued its focus on expanding its customer and product base with new client onboarding and cross selling efforts. As of December 31, 2024, the Loan Portfolio had an average remaining maturity term of 395 days, and 61% of the Bank’s Loan Portfolio was scheduled to mature within one year, compared to an average remaining maturity of 424 days, or 56% maturing within one year as of December 31, 2023, and 398 days, or 59% maturing within one year as of December 31, 2022.

As of December 31, 2024, the Bank’s credit-impaired loans totaled $17 million (or 0.20% of the Loan Portfolio), compared to $10 million (or 0.14% of the Loan Portfolio) as of December 31, 2023 and $30 million (or 0.45% of the Loan Portfolio) as of December 31, 2022. Credit-impaired loans increased to $17 million in 2024 due to a new single credit-impaired exposure of $7 million of a private corporation related to support activities for the oil and gas industry classified as Stage 3 (under accounting standard IFRS 9). As a result, individually assigned allowances for credit losses increased to $12.5 million, representing 73% of the notional exposure.

Loans classified as Stage 1 under IFRS Accounting Standards 9, with credit conditions unchanged since origination, increased by 16% during 2024, as a result of the Loan Portfolio growth during the year, while loans classified as Stage 2 under IFRS Accounting Standards 9, which represent loan exposures whose credit conditions have deteriorated since origination, increased by 20% year-over-year, representing 4% of total Loan Portfolio as of December 31, 2024.

Loan Portfolio by Country
The following table sets forth the distribution of the Bank’s Loan Portfolio by country risk at the dates indicated:

	As of December 31,
	2024	% of Total Loans	2023	% of Total Loans	2022	% of Total Loans
	(in $ millions, except percentages)
Argentina	$110	1.3	$52	0.7	$56	0.8
Belgium	18	0.2	14	0.2	25	0.4
Brazil	1,243	14.8	1,009	14.0	980	14.5
Canada	12	0.1	23	0.3	0	0.0
Chile	451	5.4	455	6.3	417	6.2
China	15	0.2	0	0.0	0	0.0
Colombia	909	10.9	939	13.0	702	10.4
Costa Rica	352	4.2	285	4.0	261	3.9
Dominican Republic	852	10.2	637	8.9	580	8.6
Ecuador	218	2.6	191	2.7	111	1.6
El Salvador	70	0.8	83	1.2	30	0.4
France	92	1.1	27	0.4	127	1.9
Guatemala	998	11.9	704	9.8	746	11.0
Honduras	214	2.6	222	3.1	176	2.6
Hong Kong	0	0.0	15	0.2	3	0.0
Italy	2	0.0	0	0.0	0	0.0

	As of December 31,
	2024	% of Total Loans	2023	% of Total Loans	2022	% of Total Loans
	(in $ millions, except percentages)
Jamaica	43	0.5	102	1.4	14	0.2
Japan	9	0.1	12	0.2	15	0.2
Luxembourg	0	0.0	90	1.3	115	1.7
Mexico	1,019	12.2	838	11.6	823	12.2
Panama	452	5.4	374	5.2	533	7.9
Paraguay	192	2.3	187	2.6	151	2.2
Peru	414	4.9	536	7.4	479	7.1
Puerto Rico	22	0.3	0	0.0	0	0.0
Singapore	280	3.3	146	2.0	152	2.2
Trinidad and Tobago	167	2.0	133	1.8	129	1.9
United Kingdom	74	0.9	37	0.5	51	0.8
United States of America	134	1.6	74	1.0	53	0.8
Uruguay	13	0.2	11	0.2	34	0.5
Total	$8,375	100.0	$7,196	100.0	$6,763	100.0

The risk relating to countries outside the Region pertains to transactions carried out in the Region, with credit risk transferred outside the Region by way of legally binding corporate guarantees that are payable at first demand. As of December 31, 2024, the Bank’s combined Loan Portfolio associated with European country risk represented $186 million, or 2.2% of the total Loan Portfolio, compared to $168 million, or 2.4% of the total Loan Portfolio as of December 31, 2023 and $318 million, or 4.7% as of December 31, 2022.
Loan Portfolio by Type of Borrower
The following table sets forth the amounts of the Bank’s Loan Portfolio by type of borrower as of the dates indicated:

	As of December 31,
	2024	% of Total Loans	2023	% of Total Loans	2022	% of Total Loans
	(in $ millions, except percentages)
Private financial institutions	$2,521	30.1	$2,248	31.2	$2,245	33.2
State-owned financial institutions	414	4.9	465	6.5	720	10.7
State-owned corporations	964	11.5	1,205	16.7	1,116	16.5
Private corporations	4,394	52.5	3,192	44.4	2,553	37.7
Sovereign	82	1.0	86	1.2	129	1.9
Total	$8,375	100.0	$7,196	100.0	$6,763	100.0

As of December 31, 2024, the Bank’s Loan Portfolio industry exposure mainly included: (i) 35% in the financial institutions sector; (ii) 28% in the industrial sector, mostly comprised of food and beverage (8%), electric power (7%), metal manufacturing (4%), other manufacturing industries (3%), miscellaneous manufacturing (2%), petrochemical (2%), paper (1%) and plastic and packaging (1%); and (iii) 11% in the oil/gas sector, which in turn was divided into downstream (5%), integrated (5%) and upstream (1%). No other industry sector exceeded 10% exposure of the Loan Portfolio.

Maturities and Sensitivities of the Loan Portfolio to Changes in Interest Rates
The following table sets forth the remaining term of the maturity profile of the Bank’s Loan Portfolio by gross carrying amount as of December 31, 2024, by type of rate and type of borrower:

	As of December 31, 2024
	(in $ millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
FIXED RATE
Private financial institutions	$1,424	$15	$0	$1,439
State-owned financial institutions	386	10	0	396
State-owned corporations	678	41	0	719
Private corporations	2,098	162	4	2,264
Sovereign	31	23	0	54
Subtotal	$4,617	$251	$4	$4,872
FLOATING RATE
Private financial institutions	$480	$552	50	$1,082
State-owned financial institutions	10	8	0	18
State-owned corporations	21	224	0	245
Private corporations	815	1,180	135	2,130
Sovereign	6	22	0	28
Subtotal	$1,332	$1,986	$185	$3,503
Total	$5,949	$2,237	$189	$8,375
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
Loan commitments and financial guarantee contracts amounted to $1,414 million, or 14% of the total Commercial Portfolio, as of December 31, 2024, compared to $1,064 million, or 12% of the total Commercial Portfolio, as of December 31, 2023 and $779 million, or 10% of the total Commercial Portfolio, as of December 31, 2022. Confirmed and stand-by letters of credit, and guarantees covering commercial risk represented 75% of the total loan commitments and financial guarantee contracts as of December 31, 2024, compared to 79% and 84%, as of December 31, 2023 and 2022, respectively.
The following table presents the distribution of the Bank’s loan commitments and financial guarantee contracts by country risk, as of December 31 of each year:

As of December 31,
2024		2023		2022
Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts
(in $ millions, except percentages)

Loan commitments and financial guarantee contracts
Bolivia	1	0.1	4	0.4	4	0.5
Brazil	188	13.3	84	7.9	55	7.0
Canada	26	1.9	25	2.3	0	0.0
Chile	51	3.6	16	1.5	45	5.8
Colombia	82	5.8	68	6.3	54	7.0
Costa Rica	55	3.9	52	4.9	56	7.2
Denmark	0	0.0	0	0.0	12	1.5
Dominican Republic	122	8.6	158	14.9	21	2.7
Ecuador	230	16.3	164	15.4	196	25.1
El Salvador	20	1.4	0	0.0	0	0.0
France	32	2.2	51	4.8	67	8.6
Germany	15	1.1	15	1.4	10	1.3
Guatemala	113	8.0	98	9.2	55	7.0
Honduras	2	0.1	1	0.1	4	0.5
Mexico	184	13.0	84	7.9	69	8.9
Netherlands	26	1.8	1	0.1	0	0.0
Panama	17	1.2	28	2.7	19	2.5
Paraguay	0	0.0	0	0.0	3	0.4
Peru	171	12.1	106	10.0	81	10.4
Puerto Rico	10	0.7	0	0.0	0	0.0
Singapore	7	0.5	7	0.7	24	3.1
United States of America	7	0.5	0	0.0	3	0.4
Uruguay	55	3.9	102	9.5	1	0.1
Total loan commitments and financial guarantee contracts	$1,414	100.0	$1,064	100.0	$779	100.0

Investment Portfolio
As part of its Credit Portfolio, the Bank holds an Investment Portfolio, in the form of both securities at FVOCI and investment securities at amortized cost. This Investment Portfolio consists of: (i) highly liquid corporate debt securities rated ‘A-’ or above, complementing the Bank’s liquidity position; and (ii) securities primarily issued by investment-grade, non-Latam issuers, mostly in the U.S., to further diversify the Bank’s overall country risk exposure. In addition, this Investment Portfolio provides contingent liquidity funding, as most of these securities are eligible as collateral at the U.S. Federal Reserve’s discount window.
The following table sets forth information regarding the carrying value of the Bank’s Investment Portfolio, as of the dates indicated.

	As of December 31,
	2024	2023	2022
	(in $ millions)
Securities at amortized cost	$1,090	$999	$942
Securities at FVOCI	99	12	78
Investment Portfolio	$1,189	$1,011	$1,020
Interest receivable	14	13	12
Reserves	(1)	(2)	(8)
Total securities and other financial assets, net	1,202	1,022	1,024
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
The following tables set forth the distribution of the Bank’s Investment Portfolio, presented in principal amounts, by country risk, type of borrower and contractual maturity, as of the dates indicated:

As of December 31,
2024	2023	2022

	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Australia	$10	0.8	$5	0.5	$9	0.9
Belgium	15	1.3	0	0.0	0	0.0
Brazil	24	2.0	31	3.1	70	6.8
Canada	44	3.7	38	3.8	13	1.3
Chile	37	3.1	79	7.8	113	11.0
Colombia	15	1.2	24	2.3	54	5.3
Costa Rica	8	0.7	8	0.8	10	1.0
Dominican Republic	0	0.0	5	0.5	5	0.5
France	15	1.3	0	0.0	0	0.0
Germany	30	2.5	15	1.5	0	0.0
Ireland	14	1.2	15	1.5	9	0.9
Israel	0	0.0	5	0.5	5	0.5
Italy	0	0.0	14	1.3	0	0.0
Japan	61	5.2	38	3.8	4	0.4
Mexico	28	2.3	62	6.2	101	10.0
Multilateral Organizations	99	8.3	12	1.2	35	3.4
Norway	10	0.8	10	1.0	0	0.0
Panama	71	6.0	34	3.3	29	2.8
Peru	30	2.6	31	3.0	61	5.9
South Korea	14	1.2	2	0.3	0	0.0
Sweden	15	1.2	0	0.0	0	0.0
United Kingdom	38	3.2	43	4.3	0	0.0
United States of America	611	51.4	540	53.3	502	49.3
Total	$1,189	100.0	$1,011	100.0	$1,020	100.0

	As of December 31,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Private financial institutions	$353	29.7	$312	30.8	$251	24.6
State-owned financial institutions	$127	10.7	47	4.6	85	8.3
Sovereign debt	91	7.7	49	4.9	64	6.3
State-owned corporations	12	1.0	21	2.0	52	5.1
Private corporations	606	50.9	582	57.7	568	55.7
Total	$1,189	100.0	$1,011	100.0	$1,020	100.0

	As of December 31,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
In one year or less	$253	21.3	157	15.6	301	29.5
After one year through five years	908	76.3	825	81.5	711	69.7
After five years through ten years	28	2.4	29	2.9	8	0.8
Total	$1,189	100.0	$1,011	100.0	$1,020	100.0

As of December 31, 2024, 2023 and 2022, securities held by the Bank of any single issuer did not exceed 10% of the Bank’s equity.
Securities at amortized cost

As of December 31, 2024, the Bank’s securities at amortized cost increased to $1,090 million, from $999 million as of December 31, 2023. The $91 million, or 9% increase during the year in the securities at amortized cost portfolio was mostly attributable to $388 million of investment securities acquired in 2024 to increase Treasury’s investment management activities to complement the Bank’s commercial activities and as a tool to optimize country exposures, which was partially offset by $299 million in proceeds received from the redemption of investment securities. As of December 31, 2024, securities at amortized cost with a carrying value of $213 million were pledged to secure repurchase transactions accounted for as secured financings.

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

Securities at FVOCI

As of December 31, 2024, the Bank’s securities at FVOCI increased to $99 million, from $12 million as of December 31, 2023. The $87 million increase during the year in the securities at FVOCI was mainly attributable to $86 million of investment securities acquired in 2024. As of December 31, 2024, the Bank’s securities at FVOCI consisted of corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee.

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

Total Gross Outstandings by Country
The following table sets forth the aggregate gross amount of the Bank’s cross border outstandings, consisting of cash and due from banks, interest-bearing deposits in banks, securities at FVOCI, securities and loans at amortized cost, and accrued interest receivable, as of December 31 of each year:

	As of December 31,
	2024		2023		2022
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Argentina	$113	1.0	$55	0.5	$58	0.6
Brazil	1,287	11.1	1,057	10.2	1,062	11.7
Chile	493	4.2	541	5.2	534	5.9
Colombia	937	8.1	982	9.5	764	8.4
Costa Rica	366	3.1	296	2.9	273	3.0
Dominican Republic	860	7.4	657	6.4	591	6.5
Ecuador	224	1.9	196	1.9	112	1.2
France	110	0.9	28	0.3	128	1.4
Guatemala	1,016	8.7	717	6.9	754	8.3
Honduras	220	1.9	224	2.2	178	2.0
Jamaica	44	0.4	102	1.0	14	0.2
Luxembourg	0	0.0	91	0.9	116	1.3
Mexico	1,053	9.1	909	8.8	938	10.3
Multilateral Organizations	225	1.9	87	0.8	60	0.7
Panama	533	4.6	419	4.0	579	6.4
Paraguay	197	1.7	189	1.8	154	1.7
Peru	450	3.9	573	5.5	545	6.0
Singapore	283	2.4	147	1.4	153	1.7
Trinidad & Tobago	168	1.4	133	1.3	129	1.4
United Kingdom	115	1.0	83	0.8	56	0.6
United States of America	2,465	21.2	2,528	24.4	1,713	18.8
Other countries (1)	476	4.1	344	3.3	185	1.9
Total (2)	$11,635	100.0	$10,358	100.0	$9,096	100.0
(1)“Other countries” consists of cross border outstandings to countries in which cross border outstandings did not exceed 1% for any of the periods indicated. “Other countries” in 2024 was comprised of, Canada ($98 million), Japan ($89 million), El Salvador ($72 million), Germany ($59 million), Belgium ($33 million), Puerto Rico ($22 million), China ($15 million), Sweden ($15 million), Ireland ($14 million), South Korea ($14 million), Uruguay ($13 million), Norway ($10 million), Australia ($10 million), Spain ($10 million) and Italy ($2 million). “Other countries” in 2023 was comprised of, El Salvador ($83 million), Japan ($66 million), Canada ($62 million), Germany ($21 million), Ireland ($15 million), Hong Kong ($15 million), Italy ($15 million), Belgium ($14 million), Switzerland ($14 million), Uruguay ($12 million), Norway ($10 million), Spain ($5 million), Australia ($5 million), Israel ($5 million) and South Korea ($2 million). “Other countries” in 2022 was comprised of Uruguay ($34 million), El Salvador ($30 million), Belgium ($25 million), Japan ($19 million) , Switzerland ($17 million), Canada ($14 million), Spain ($13 million), Australia ($10 million), Ireland ($10 million), Germany ($5 million), Israel ($5 million) and Hong Kong ($3 million).
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

As of December 31, 2024, overall cross border outstandings totaled $11,635 million, a $1,277 million, or 12% increase compared to $10,358 million as of December 31, 2023, mainly as a result of the Bank’s Loan Portfolio growth during the year, as part of the Bank's continued focus on new client onboarding and cross selling efforts.

As of December 31, 2023, overall cross border outstandings totaled $10,358 million, a $1,262 million, or 14% increase compared to $9,096 million as of December 31, 2022, mainly as a result of the Bank’s Loan Portfolio growth during the year, as part of the Bank's commercial initiatives focused on new client onboarding and cross selling efforts.

Cross border outstanding exposures in countries outside the Region correspond principally to the Bank’s liquidity placements and secured credits related to transactions carried out in the Region. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”
The following table sets forth the amount of the Bank’s cross border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2024	2023	2022
	(in $ millions)
Private financial institutions	$3,719	$2,675	$2,586
State-owned financial institutions	681	607	844
Central banks	1,021	1,884	1,145
Sovereign debt	175	136	195
State-owned corporations	987	1,240	1,177
Private corporations	5,052	3,816	3,149
Total	$11,635	$10,358	$9,096

Total Revenues Per Country
The following table sets forth information regarding the Bank’s total revenues by country at the dates indicated, with total revenues calculated as the sum of net interest income plus total other income, net – which includes fees and commissions, net; gain (loss) on financial instruments, net; and other income, net:

	For the year ended December 31,
	2024	2023	2022
	(in $ millions)
Argentina	$7.6	$4.7	$4.7
Brazil	30.1	25.6	15.1
Chile	11.6	11.3	8.1
Colombia	35.5	32.6	16.2
Costa Rica	12.7	10.4	9.2
Dominican Republic	22.8	20.2	9.3
Ecuador	17.4	15.1	12.6
El Salvador	2.8	2.2	2.3
Guatemala	28.8	24.1	17.0
Honduras	7.4	6.3	6.1
Jamaica	4.1	3.3	2.5
Mexico	44.6	35.4	24.8
Panama	6.4	6.8	6.0
Paraguay	2.7	2.7	2.5
Peru	25.3	20.5	8.7
Trinidad and Tobago	7.0	6.8	6.3
Uruguay	1.9	1.2	1.5
Other countries (1)	35.1	36.9	13.8
Total revenues	$303.6	$266.1	$166.7
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
Revenues

During the year ended December 31, 2024, the Bank recorded total revenues of $303.6 million, representing a $37.5 million or a 14% increase compared to 2023. The main driver of this increase was the improvement of lending spreads, the net positive impact of higher market rates during the first half of the year, increased average balances and increased fees and commissions income from each of the Bank’s business lines, stemming from the continued addition of new clients, an increased number of transactions and the capture of profitable transactional opportunities, fostered by the Bank’s continued successful strategy execution and favorable market conditions.

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
The Superintendency of Banks has signed and executed agreements or letters of understanding with more than 30 foreign supervisory authorities regarding the sharing of supervisory information under principles of reciprocity, appropriateness, national agreement and confidentiality. These entities include the U.S. Federal Reserve Board, the Federal Reserve Bank, the Office of the Comptroller of the Currency of the Treasury Department, or OCC, and the Federal Deposit Insurance Corporation. In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency of Banks to the principles of comprehensive and consolidated supervision.
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
Capital
The Banking Law in the Republic of Panama and Rules No. 01-2015, 03-2016 and 05-2023 require that General License Banks maintain, at all times, a total capital adequacy index (Capital Adequacy Ratio) of at least 8.5% as of December 31, 2024, 9.25% during 2025 and 10.5% during 2026, (increasing the 8% requirement. applicable before the modification of the Rule). The Superintendency of Banks has the power to impose additional capital adequacy requirements not contemplated above on any financial institution to secure the stability of Panama’s financial system.
Adjusted capital consists of the sum of: (i) primary capital (Tier I Capital), (ii) secondary capital (Tier II Capital) and (iii) the credit balance of the dynamic reserves. Primary capital is further divided into ordinary capital (Common Equity Tier 1) and additional capital (Additional Tier 1). As from July 2024, banks are required to progressively add a capital conservation buffer comprised of common equity Tier I Capital which is designed to ensure that banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred.
Primary Capital
As of December 31, 2024, General License Banks are required to maintain a ratio of total primary capital over risk-weighted assets of 6.5%, consisting of:
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
(iii)Capital Conservation Buffer includes an additional capital buffer of ordinary primary capital over risk weighted assets which is established above the regulatory minimum capital requirement established in Rule 1-2015. The Superintendency of Banks has adopted a progressive cumulative application of the capital conservation buffer starting with a minimum of 0.50% by July 1st, 2024, and increasing by 0.75% by July 1st, 2025 and 1.25% by July 1st, 2026.
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
Banks may create their own financial models to determine the amount of the specific reserves, subject to the approval of the Superintendency of Banks. In any event, the internal financial models must comply with the minimum specific reserve requirements and the following minimum requirements: Special Mention loans 2%; Sub-standard loans 15%; Doubtful loans 50%; and Unrecoverable 100%. Compliance with regulations on loan classification and loan loss reserves are monitored by the Superintendency of Banks through reports, as well as on- and off-site examinations.
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
The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2024, the New York Agency maintained a pledge deposit with the New York State Department of Financial Services, in satisfaction of the minimum required amount. In addition, the Superintendent retains the authority to impose specific asset maintenance requirements upon individual agencies of foreign banks on a case-by-case basis.
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
D.    Property, Plant and Equipment
The Bank leases its headquarters, which comprises 5,703 square meters of office space, located at Business Park - Tower V, Costa del Este, Panama City, Panama. The Bank leases computer hosting equipment spaces located at Gavilan Street Balboa, Panama City, Panama and 21 square meters of office space and internet access, as a contingency, located at 75E Street San Francisco, Panama City, Panama.
In addition, the Bank leases office space for its representative offices in Mexico City, Mexico; Buenos Aires, Argentina; Bogotá, Colombia; São Paulo, Brazil; and its New York Agency in White Plains, New York.
Item 4A.    Unresolved Staff Comments
None.
Item 5.     Operating and Financial Review and Prospects
This section, which generally discusses the Bank's financial condition and results from operations as of and for the periods ending December 31, 2024, 2023 and 2022, and includes year-on-year comparisons of those results, should be read in conjunction with the Financial Statements and the notes thereto included elsewhere in this Annual Report. See Item 18, “Financial Statements.” The Bank’s consolidated financial position as of December 31, 2022 should be read in conjunction with the Bank’s audited financial statements included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 25, 2024. This discussion intends to provide the reader with information that will assist in understanding the Bank’s Financial Statements, the changes in certain key items in those Financial Statements from period to period and the primary factors that accounted for those changes. It also discusses certain performance metrics that management uses to assess the Bank's performance. Additionally, the discussion in this section provides information about the financial results of each of the Bank's business segments in order to provide a better understanding of how each of those segments and its results of operations affect the financial position and results of operations of the Bank as a whole. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Bank’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report.
The Bank’s Consolidated Financial Statements and the financial information discussed below have been prepared and presented in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
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

	For the Year Ended December 31,
	2024	2023	2022
	(in $ thousands, except per share amounts and percentages)
Net Interest Income
Interest Income	$785,032	$679,260	$332,621
Interest Expense	(525,821)	(446,077)	(184,610)
Net interest income	259,211	233,183	148,011
Other income (expense):
Fees and commissions, net	44,401	32,519	19,791
Loss on financial instruments, net	(483)	(45)	(1,410)
Other income, net	507	462	280
Total other income, net	44,425	32,936	18,661
Total revenues	303,636	266,119	166,672

Provision for credit losses	(17,299)	(27,463)	(19,521)

Operating expenses:
Salaries and other employee expenses	(51,923)	(47,232)	(34,219)
Depreciation and amortization of equipment, leasehold improvements	(2,499)	(2,280)	(2,154)
Amortization of intangible assets	(1,064)	(814)	(561)
Other expenses	(24,978)	(22,172)	(18,177)
Total operating expenses	(80,464)	(72,498)	(55,111)
Profit for the year	$205,873	$166,158	$92,040
Basic earnings per share (in US dollars)	$5.60	$4.55	$2.54
Diluted earnings per share (in US dollars)	$5.60	$4.55	$2.54
Weighted average basic shares (in thousands of shares)	36,740	36,481	36,304
Weighted average diluted shares (in thousands of shares)	36,740	36,481	36,304
Return on average total assets (1)	1.88%	1.69%	1.03%
Return on average total equity (2)	16.20%	14.68%	8.95%
(1)For the years 2024, 2023 and 2022, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2024, 2023 and 2022 is calculated on the basis of daily average balances.
(2)For the years 2024, 2023 and 2022, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2024, 2023 and 2022 is calculated on the basis of daily average balances.
Profit for the year
Bladex’s profit for 2024 totaled $205.9 million, or $5.60 per share, compared to $166.2 million, or $4.55 per share for 2023. The $39.7 million, or 24% increase in profits was primarily attributable to (i) the $26.0 million, or 11% increase in net interest income, mainly resulting from the improvement of lending spreads, the positive impact of higher average market rates during the first half of the year and increased average credit balances, (ii) the $11.5 million, or 35% increase in total other income mainly derived from increased fees and commissions income from each of the Bank’s business lines, stemming from the continued addition of new clients, increased transactions and the capture of profitable transactional opportunities, and (iii) a $10.2 million, or 37% decrease in provision charges for credit losses, mainly driven by individually assessed credit provisions on certain written-off financial instruments allocated in 2023. These combined effects were partially offset by (i) a $8.0 million, or 11% increase in operating expenses mostly associated with increased headcount aimed at enhancing business volumes and strengthening the Bank’s strategy execution capabilities, and other expenses resulting from ongoing investments in technology and business initiatives related to strategy execution.
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
Net Interest Income and Margins
The following table sets forth information regarding the Bank’s net interest income, net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in $ millions, except percentages)
Net interest income by Business Segment
Commercial	$231.0	$203.8	$133.3
Treasury	28.3	29.4	14.7
Total Net Interest Income	$259.2	$233.2	$148.0
Net interest margin	2.47%	2.49%	1.71%
Net interest spread	1.75%	1.84%	1.39%
Changes in Net Interest Income — Volume and Rate Analysis
Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank, resulting from changes in its interest-earning assets and interest-bearing liabilities’ average volume and average interest rate changes for 2024 compared to 2023 and 2023 compared to 2022. Volume and rate variances have been calculated based on average balances and average interest rates over the periods presented. The annual rates include the impact of changes in market rates, as well as the impact of any change in composition of the various products within each category of asset or liability. This analysis is calculated separately for each product and, as a result, changes in the granularity or groupings considered in this analysis would produce a different attribution result, and due to the complexities involved, precise allocation of changes in interest rates between volume and rates is inherently complex and judgmental.

	2024 vs. 2023			2023 vs. 2022
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousands)
Increase (decrease) in interest income
Interest bearing deposits with banks	$9,152	$2,775	$11,927	$14,153	$47,633	$61,786
Investment securities	6,721	11,659	18,380	(1,617)	10,043	8,426
Loans	66,146	9,319	75,465	9,318	267,109	276,427
Total increase (decrease)	$82,019	$23,753	$105,772	$21,854	$324,785	$346,639
(Increase) decrease in interest expense
Demand deposits	(2,142)	(1,402)	(3,544)	(3,676)	(15,009)	(18,685)
Time deposits	(72,561)	(7,743)	(80,304)	(11,854)	(120,459)	(132,313)
Total Deposits	(74,703)	(9,145)	(83,848)	(15,530)	(135,468)	(150,998)
Securities sold under repurchase agreement and short-term borrowings and debt	43,931	(11,588)	32,343	7,777	(62,541)	(54,764)
Long-term borrowings and debt, net	(19,862)	(8,377)	(28,239)	(12,909)	(42,796)	(55,705)
Total (increase) decrease	$(50,634)	$(29,110)	$(79,744)	$(20,662)	$(240,805)	$(261,467)
Increase (decrease) in net interest income	$31,385	$(5,357)	$26,028	$1,192	$83,980	$85,172
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
Interest Income Variation

2024 vs. 2023

For the year ended December 31, 2024, the Bank’s interest income totaled $785.0 million, compared to $679.3 million during the year ended December 31, 2023. The $105.8 million, or 16% increase in interest income during 2024 was primarily attributable to the combined effect of (i) the $82.0 million volume-driven increase in interest income associated with the increase in the average balances of interest-earning assets and (ii) a 23.8 million rate-driven increase in interest income for total interest-earning assets which was primarily associated with a 14 basis point increase in average lending rates to 8.33%, attributable to increasing lending spreads and the impact of higher market rates in the first half of 2024. These effects were partially offset by reductions in the U.S. dollar market rates during the second half of the year, coupled with increased U.S. dollar market liquidity towards the end of the year. Overall, the average interest rate received on interest-earning assets increased to 7.36% in 2024 from 7.15% in 2023.

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
Interest Expense Variation

2024 vs. 2023

For the year ended December 31, 2024, the Bank recorded an interest expense of $525.8 million, a $79.7 million, or 18% annual increase compared to $446.1 million in 2023. This annual increase was primarily the result of (i) the $50.6 million volume-driven increase in interest expense which was due to the increase in the Bank's average balance of interest-bearing liabilities in 2024 and (ii) the $29.1 million rate-driven increase in interest expense for total interest-bearing liabilities, attributable to the impact of higher market rates in the first half of 2024. Overall, the average interest rate paid on interest-bearing liabilities increased to 5.61% in 2024 from 5.30% in 2023.

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

Net Interest Income Variation

2024 vs. 2023

For the year ended December 31, 2024, the Bank’s net interest income totaled $259.2 million, compared to $233.2 million during the year ended December 31, 2023. The $26.0 million, or 11% increase in net interest income during 2024 was the result of the combined effect of the increase in the average balances of productive assets in both the Bank's Loan Portfolio and Investment Portfolio, that resulted in a net volume increase of $938 million in 2024 when compared to 2023, which positively impacted net interest income by $31 million year-on-year. This increase was the result of new client onboarding and cross selling efforts, supported by the improvement of lending spreads and the impact of higher average market rates during the first half of the year.

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

	For the Year ended December 31,
	2024			2023			2022
	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ millions, except percentages)
Interest-Earning Assets
Interest bearing deposits with banks	$1,756	$92.5	5.18%	$1,584	$80.6	5.02%	$1,033	$18.8	1.80%
Investment securities (1)	1,151	50.8	4.34%	974	32.5	3.28%	1,039	24.0	2.28%
Loans	7,578	641.7	8.33%	6,816	566.2	8.19%	6,606	289.8	4.33%
Total interest-earning assets	$10,484	$785.0	7.36%	$9,374	$679.3	7.15%	$8,678	$332.6	3.78%
Allowance for loan losses	(65)			(51)			(51)
Non-interest-earning and other assets	548			498			274
Total Assets	$10,967			$9,821			$8,901
Interest-Bearing Liabilities
Demand deposits	$545	28.8	5.19%	$505	25.3	4.94%	$356	6.6	1.82%
Time deposits	4,787	272.1	5.59%	3,514	191.8	5.38%	2,997	59.4	1.96%
Deposits (2)	5,332	300.9	5.55%	4,019	217.1	5.33%	3,353	66.0	1.94%
Securities sold under repurchase agreements and short-term borrowings and debt	1,145	71.1	6.11%	1,893	103.4	5.39%	2,212	48.1	2.14%
Long-term borrowings and debt, net (3)	2,734	153.8	5.53%	2,383	125.6	5.20%	2,052	70.5	3.39%
Total interest-bearing liabilities	$9,211	$525.8	5.61%	$8,295	$446.1	5.30%	$7,617	$184.6	2.39%
Non-interest bearing liabilities and other liabilities	485			394			255
Total Liabilities	$9,697			$8,689			$7,872
Total equity	1,270			1,132			1,029
Total Liabilities and Equity	$10,967			$9,821			$8,901
Net interest spread			1.75%			1.84%			1.39%
Net interest income and net interest margin		$259.2	2.47%		$233.2	2.49%		$148.0	1.71%
(1)Investment securities are securities in the Bank’s Investment Portfolio, which consists of securities at FVOCI and at amortized cost that are non-taxable securities. The average yield using cost-based average balances would have been 4.24%, 3.29% and 2.34% for 2024, 2023 and 2022, respectively.
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

Fees and commissions, net
The Bank generates fee and commission income primarily from letters of credit confirmations, the issuance of guarantees covering commercial risk, credit commitments, and loan origination, structuring and syndication activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in $ thousands)
Letters of credit and guarantees	$26,542	$21,463	$14,573
Structuring services	10,220	7,427	4,925
Credit commitments	7,710	4,675	1,185
Other fees and commissions income	$1,011	$0	$(3)
Total fee and commission income	$45,483	$33,565	$20,680
Fees and commissions expenses	(1,082)	(1,046)	(889)
Fees and Commissions, net	$44,401	$32,519	$19,791

During the year ended December 31, 2024, fees and commissions totaled $44.4 million, compared to $32.5 million for the year ended December 31, 2023. The $11.9 million, or 37% increase in fees and commissions was mainly attributable to: (i) a $5.1 million, or 24% year-over-year increase in commissions from the Bank’s letter of credit business, due to increased transactions stemming from higher economic activity and increased trade flows in Latin America, (ii) the $2.8 million, or 38% year-over-year increase in the Bank’s transaction-based structuring and syndication business, as the Bank was able to close twelve mandated structured transactions during 2024, in a total principal amount of $2,563 million, compared to four transactions closed during 2023, in a total principal amount of $1,805 million, and (iii) the $3.0 million, or 65% year-over-year increase in commissions from credit commitments.

During the year ended December 31, 2023, fees and commissions totaled $32.5 million, compared to $19.8 million for the year ended December 31, 2022. The $12.7 million, or 64% increase in fees and commissions was mainly attributable to: (i) a $6.9 million, or 47% year-over-year increase in commissions from the Bank’s letter of credit business, due to higher economic activity and increased trade flows in Latin America, (ii) the $2.5 million year-over-year increase in the Bank’s transaction-based structuring and syndication business, as the Bank was able to close four mandated structured transactions during 2023, in a total principal amount of $1,805 million, compared to seven transactions closed during 2022, in a total principal amount of $1,232 million and (iii) the $3.5 million, or 295% year-over-year increase in commissions from credit commitments.
Loss on financial instruments, net
The following table sets forth the details of the Bank’s gain (loss) on financial instruments, net, for the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in $ thousands)
(Loss) gain on derivative financial instruments and foreign currency exchange, net	$(802)	$3,813	$(1,920)
Realized gain on financial instruments at FVTPL	251	0	510
Loss on sale of financial instruments at amortized cost	0	(3,858)	0
Realized gain on financial instruments at FVOCI	68	0	0
Loss on financial instruments, net	$(483)	$(45)	$(1,410)

During the year ended December 31, 2024, the Bank recorded a net loss on financial instruments of $0.5 million, compared to a net loss on financial instruments of $0.05 million for the year ended December 31, 2023, and a net loss on financial instruments of $1.4 million for the year ended December 31, 2022. The $0.5 million loss on financial instruments during 2024 was mainly attributable to a $0.8 million loss from the ineffectiveness of the Bank’s foreign currency derivatives position to hedge risk, mostly associated with a portion of the notes issued under the Bank’s short-and long-term certificados bursatiles program in Mexico (the “Mexico Program”), which was partially offset by a $0.3 million gain on the sale of financial instruments at fair value through profit or loss.

As part of its interest rate and currency risk management, the Bank may, from time to time, enter into foreign exchange forwards, cross currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its various funding programs.
The Bank purchases debt instruments with the intention of selling them prior to maturity, with the realized gain (loss) on the sale of securities recorded on financial instruments at fair value with changes in other comprehensive income. These debt instruments are classified as securities at FVOCI and are included as part of the Bank’s Credit Portfolio.
The gain (loss) on sale of loans at amortized cost corresponds to income derived from the Bank’s selected loan sales. During the years ended in December 31, 2024, 2023 and 2022, the Bank reported no results from sale of loans.
Other income, net

During the year ended December 31, 2024, the Bank recorded $0.5 million in other income, net, compared to $0.5 million and $0.3 million for the years ended December 31, 2023, and 2022, respectively. This line-item is mostly related to miscellaneous income, and the annual variations are partly attributable to changes in income related to break funding cost charged to customers in loan prepayments, among other.
Provision for credit losses

For the year ended December 31, 2024, the Bank’s provision charges for credit losses totaled $17.3 million compared to provisions for credit losses of $27.5 million for the year ended December 31, 2023. The decrease in provision charges for credit losses in 2024 was mostly related to individually assessed credit provisions on certain written-off financial instruments allocated in 2023.

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
Gain on non-financial assets, net

For each of the years ended December 31, 2024, 2023, and 2022 the Bank had zero gains on non-financial assets. The Bank did not have investment properties measured at fair value through profit or loss during 2024, 2023, and 2022.
Operating Expenses

During the year ended December 31, 2024, the Bank’s operating expenses totaled $80.5 million, compared to $72.5 million for the year ended December 31, 2023. The $8.0 million or 11% increase in operating expenses during 2024 were mostly associated with higher personnel expenses from increased headcount aimed at enhancing business volumes and strengthening the Bank’s strategy execution capabilities, and other expenses resulting from ongoing investments in technology and business initiatives related to strategy execution.

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

	For the Year Ended December 31,
	2024	2023	2022
	(in $ thousands, except percentages)
COMMERCIAL BUSINESS SEGMENT:
Net interest income	$230,959	$203,748	$133,354
Other income, net	45,436	33,792	20,809
Total revenues	276,395	237,540	154,163
Provision for credit losses	(17,930)	(26,785)	(13,376)
Operating expenses	(63,983)	(57,324)	(43,156)
Profit for the segment	$194,482	$153,431	$97,631

TREASURY BUSINESS SEGMENT:
Net interest income	$28,252	$29,435	$14,657
Other expense, net	(1,011)	(856)	(2,148)
Total revenues	27,241	28,579	12,509
Reversal of (provision for) credit losses	631	(678)	(6,145)
Operating expenses	(16,481)	(15,174)	(11,955)
Profit (loss) for the segment	$11,391	$12,727	$(5,591)

TOTAL:
Net interest income	$259,211	$233,183	$148,011
Other income, net	44,425	32,936	18,661
Total revenues	303,636	266,119	166,672
Provision for credit losses	(17,299)	(27,463)	(19,521)
Operating expenses	(80,464)	(72,498)	(55,111)
Total profit for reportable segments	$205,873	$166,158	$92,040
The Commercial Business Segment
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generating activities developed to cater to corporations, financial institutions and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, credit commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances. See Item 4, “Information on the Company – Business Overview – Commercial Portfolio.”
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

Year 2024 vs. Year 2023

The Bank's profit from the Commercial Business Segment totaled $194.5 million for 2024, a $41.1 million, or 27% increase from $153.4 million in 2023. This was mainly a result of (i) a $27.2 million, or 13% increase in net interest income, primarily as a result of the positive impact of higher average lending volumes and spreads, (ii) a $11.6 million, or 34% increase in total other income, primarily as a result of increased fees and commissions from each of the Bank’s business lines, stemming from the continued addition of new clients, increased transactions and the capture of profitable transactional opportunities and (iii) a $8.9 million, or 33% decrease in provision charge for credit losses. These results were partially offset by a $6.7 million, or 12% increase in operating expenses mostly associated with increased personnel costs and other expenses related to the execution of the Bank’s strategy.

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
The Treasury Business Segment
The Treasury Business Segment focuses on managing the Bank’s Investment Portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-’ or above, and financial instruments related to the investment management activities, consisting of securities at FVOCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, borrowed funds and floating and fixed rate debt placements.
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

Year 2024 vs. Year 2023

The Treasury Business Segment reported a profit of $11.4 million for 2024, compared to $12.7 million for 2023. The $1.3 million, or 10% decrease in profit from the Treasury Business Segment was mainly due to (i) a $1.3 million, or 5% decrease in total revenues mainly derived from the net effect of the lowering of market rates during the second half of the year and higher average liquidity and investment portfolio balances derived from an efficient cost of funds management and (ii) the $0.6 million in reversals of provisions for credit losses for 2024, compared to $0.7 million in provisions for credit losses for 2023, due to the shift in the Investment Portfolio towards investment-grade credit securities. These results were offset by (i) higher operating expenses of $16.5 million for 2024, compared to $15.2 million for 2023, mostly associated with increased personnel costs and other expenses related to the execution of the Bank’s strategy.

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

Changes in Financial Position Information
The following table presents components of the Bank’s consolidated statements of financial position as of the dates indicated:

	As of December 31,
	2024	2023
	(in $ thousands)
Assets
Cash and due from banks	$1,963,838	$2,047,452
Investment securities	1,201,930	1,022,131
Loans	8,383,829	7,220,520

Customers’ liabilities under acceptances	245,065	261,428
Derivative financial instruments - assets	22,315	157,267
Equipment, leases and leasehold improvements, net	19,676	16,794
Intangible assets	3,663	2,605
Other assets	18,357	15,595
Total Assets	$11,858,673	$10,743,792

Liabilities and Equity
Demand deposits	$440,029	$510,195
Time deposits	4,972,695	3,897,954
	5,412,724	4,408,149
Interest payable	49,177	42,876
Total deposits	5,461,901	4,451,025

Securities sold under repurchase agreements	212,931	310,197
Borrowings and debt, net	4,352,316	4,351,988
Interest payable	37,508	49,217

Lease Liabilities	19,232	16,707
Acceptance outstanding	245,065	261,428
Derivative financial instruments - liabilities	141,705	40,613
Allowance for losses on loan commitments and financial guarantee contract	5,375	5,059
Other liabilities	45,431	53,734
Total Liabilities	$10,521,464	$9,539,968

Equity
Common stock	$279,980	$279,980
Treasury stock	(105,601)	(110,174)
Additional paid-in capital in excess of value assigned to common stock	124,970	122,046
Capital reserves	95,210	95,210
Regulatory reserves	149,666	136,019
Retained earnings	792,005	673,281
Other comprehensive income	979	7,462
Total Equity	$1,337,209	$1,203,824
Total Liabilities and Equity	$11,858,673	$10,743,792

2024 vs. 2023

As of December 31, 2024, total assets amounted to $11,859 million, a 10% increase compared to $10,744 million as of December 31, 2023, which was mainly attributable to an overall increase in the Bank’s interest-earning assets, particularly the Loan Portfolio and Investment Portfolio, as described below.

The Bank’s amount of cash and due from banks totaled $1,964 million as of December 31, 2024, resulting in a decrease of $84 million, or 4%, compared to $2,047 million as of December 31, 2023, as a result of the Bank’s proactive and prudent liquidity management approach.

Securities, net are mostly comprised of the Bank’s Investment Portfolio, in the form of both securities at FVOCI and securities at amortized cost, consisting of investment-grade credit securities, highly liquid corporate debt securities rated ‘A-’ or above and investments in securities issued by Latin American entities related to the Bank’s investment management activities, which amounted to $1,202 million, or 10% of total assets as of December 31, 2024, an 18% increase compared to $1,022 million, or 10% of total assets as of December 31, 2023.

As of December 31, 2024, the Bank’s Loan Portfolio, totaled $8,375 million, compared to $7,196 million as of December 31, 2023. The $1,180 million, or 16% Loan Portfolio increase as of December 31, 2024 was mainly attributable to higher lending origination during the year, as the Bank continued focusing on expanding its customer and product bases with new client onboarding and cross selling efforts.

As of December 31, 2024, total liabilities amounted to $10,521 million, a $981 million or 10% increase, compared to $9,540 million as of December 31, 2023, which was mainly attributable to increased funding sources in the form of deposit balances which totaled $5,413 million as of December 31, 2024, a $1,005 million or 23% increase compared to $4,408 million as of December 31, 2023, mostly associated with the Bank’s cross selling strategy and increasing its Yankee CD program to over $1.2 billion in principal amount, complementing the short-term funding structure and an increase in deposit balances from central banks and other financial institutions. As a result, deposit balances as a percentage of total liabilities increased to 51% as of December 31, 2024, compared to 46% of total liabilities as of December 31, 2023. The majority of the deposits are placed by central banks or designees (i.e., Class A shareholders of the Bank), with 38% and 39% of total deposits at the end of 2024 and 2023, respectively. As of December 31, 2024, borrowings and debt, net remained stable at $4,352 million, a $0.3 million or a 0.01% increase, compared to $4,352 million as of December 31, 2023.

The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings. Total equity increased by 11% to $1,337 million as of December 31, 2024, compared to $1,204 million as of December 31, 2023. The increased equity level during 2024 was primarily due to the net effect of profits totaling $205.9 million in 2024, net of $73.5 million in declared cash dividends driven by increased total revenues on the Bank’s continued successful strategy execution and favorable market conditions.

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

As of December 31, 2023, the Bank’s Loan Portfolio, totaled $7,196 million, compared to $6,763 million as of December 31, 2022. The $433 million, or 6% Loan Portfolio increase as of December 31, 2023 was mainly due to a higher volume of lending origination year-over-year, as the Bank focused on expanding its customer and product base with new client onboarding and cross selling efforts.

As of December 31, 2023, total liabilities amounted to $9,540 million, a $1,325 million or 16% increase, compared to $8,215 million as of December 31, 2022, which was mainly attributable to increased funding sources in the form of deposit balances which totaled $4,408 million as of December 31, 2023, a $1,217 million or 38% increase compared to $3,191 million as of December 31, 2022, mostly associated with the Bank’s cross selling strategy and increasing its Yankee CD program to over $1 billion in principal amount, complementing the short-term funding structure and an increase in deposit balances from central banks and other financial institutions. As a result, deposit balances as a percentage of total liabilities increased to 46% as of December 31, 2023, compared to 39% of total liabilities as of December 31, 2022. The majority of the deposits are placed by central banks or designees (i.e., Class A shareholders of the Bank), with 39% and 45% of total deposits at the end of 2023 and 2022, respectively. As of December 31, 2023, borrowings and debt, net amounted to $4,352 million, a $65 million or a 1% decrease, compared to $4,417 million as of December 31, 2022, as the Bank relied more on the growth of its deposit base for short-term funding, as a result of the Bank’s cross selling strategy.

The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings. Total equity increased by 13% to $1,204 million as of December 31, 2023, compared to $1,069 million as of December 31, 2022. The increased equity level during 2023 was primarily due to the net effect of profits totaling $166.2 million in 2023, net of $36 million in declared cash dividends driven by higher total revenues resulting from the Bank’s successful strategy execution and favorable market conditions.

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

Internal rating	12 - month average PD % (1)	External rating (2)	Description
1 to 4	0.09	Aaa – Ba1	Exposure in customers or countries with payment ability to satisfy their financial commitments.
5 to 6	2.26	Ba2 – B3	Exposure in customers or countries with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	7.81	Caa1 – Caa3
Exposure in customers whose primary source of payment (operating cash flows) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, or in countries where the operation involves certain risks.

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
The following table sets forth information regarding the Bank’s impaired credits as of the dates indicated:

	As of December 31,
	2024	2023	2022
	(in $ millions, except percentages)
Credit-impaired loans	$17	$10	$30
Credit-impaired securities	0	0	5
Impaired credits	$17	$10	$35
Asset-specific allocation from the allowance for loan losses	12	7	26
Credit-impaired loans as a percentage of Loan Portfolio	0.2%	0.1%	0.4%
Impaired credits as a percentage of Credit Portfolio	0.2%	0.1%	0.4%
As of the end of each reported period, the Bank did not have credit-impaired loans in its Loan Portfolio without related allowances.

The following table sets forth the distribution of the Bank’s loans write-off by gross carrying amount against the allowance for loan losses by country for the periods indicated:

	For the year ended December 31,
	2024	%	2023	%	2022	%
	(in $ millions, except percentages)
Mexico	$0	0%	$21	100%	$0	0%
Panama	0	0%	0	0%	1	100%
Total	$0	0%	$21	100%	$1	100%

During the year ended December 31, 2024, the Bank had no write-offs against the allowance for loan losses, compared to $21.1 million, representing 0.31% of that year’s average Loan Portfolio in 2023, and compared to $0.9 million, representing 0.01% of that year’s average Loan Portfolio in 2022. The write-off against individually assigned allowance for credit losses in 2023 was associated with an impaired credit of a single non-bank financial intermediary borrower.

In addition, during the year ended December 31, 2024, the Bank did not have investment securities write-offs against allowance for expected credit losses, compared to a total of $7 million of investment securities write-offs in 2023. The Bank did not have investment securities write-offs against allowance for expected credit losses in 2022.

In the three-year period ended December 31, 2024, the Bank disbursed $62,871 million in credits and had financial instruments write-offs for $29 million, representing 0.05% of total credits disbursed.
The following table summarizes information regarding outstanding credit-impaired balances as of the dates indicated:

	As of December 31,
	2024	2023	2022
	(in $ thousands)
Credit-impaired loans:
Colombia:
Private corporations	$6,933	$0	$0
Mexico:
Non-bank financial intermediaries	0	0	20,000
Panama:
Private corporations	10,107	10,107	10,107
Total credit-impaired loans	$17,040	$10,107	$30,107

Credit-impaired securities:
Mexico:
Non-bank financial intermediaries	$0	$0	$4,995
Total credit-impaired securities	$0	$0	$4,995

Total impaired credits	$17,040	$10,107	$35,102

As of December 31, 2024, the Bank had impaired credits of $17 million (or 0.15% of the Credit Portfolio), compared to $10 million (or 0.11% of the Credit Portfolio) as of December 31, 2023 and $35 million (or 0.40% of the Credit Portfolio) as of December 31, 2022. As of December 31, 2024, outstanding impaired credits, in a total amount of $17 million were related to a borrower in the retail trade sector, accounting for 59% of the Bank’s total impaired credits classified as Stage 3 (under IFRS Accounting Standards 9), with individually assigned allowance for credit losses of $7.0 million, representing 70% of the notional exposure, and a borrower in the support activities for the oil and gas industry sector, accounting for the remaining 41% of the Bank’s total impaired credits classified as Stage 3 (under IFRS Accounting Standards 9), with individually assigned allowance for credit losses of $5.4 million, representing 78% of the notional exposure.

As of the end of each reported period, the Bank did not have, other than those specified above, loans with principal or interest payments contractually past due by 90 days or more.
Potential problem loans

In order to carefully monitor the credit risk associated with clients, the Bank has established quarterly reports to identify potential problem loans, which are then included on a watch list. In general, these are loans due by clients that could face difficulties meeting their repayment obligations, but who otherwise have had a good payment history. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Potential problem loans are primarily those rated as “7 or 8” pursuant to the Bank's internal risk rating, and classified as Stage 2 under IFRS Accounting Standards 9. As of December 31, 2024, the exposure of five clients for a total of $71.3 million, or 0.9% of the Loan Portfolio, were considered as potential problem loans under these guidelines, compared to four clients for a total of $69.6 million, or 1.0% of the Loan Portfolio as of December 31, 2023.
Allowance for losses on financial instruments
The following table sets forth information regarding the Bank’s allowance for losses with respect to the total Credit Portfolio outstanding as of December 31 of each year:

	As of December 31,
	2024	2023	2022
	(in $ millions, except percentages)
Components of the allowance for losses
Allowance for loan losses:
Balance at beginning of the year	$59.4	$55.2	$41.5
Provisions	17.6	25.3	13.5
Recoveries	1.1	0.0	1.1
Write-offs	0.0	(21.1)	(0.9)
Balance at the end of the year	$78.2	$59.4	$55.2
Allowance for loan commitments and financial guarantee contract losses:
Balance at beginning of the year	$5.1	$3.6	$3.8
Provisions (reversals)	0.3	1.5	(0.2)
Balance at end of the year	$5.4	$5.1	$3.6
Allowance for Investment Portfolio losses:
Balance at beginning of the year	$1.6	$8.0	$1.8
Provisions (reversals)	(0.6)	0.6	6.2
Recoveries	0.3	0.0	0.0
Investment Portfolio Write-offs	0.0	(7.0)	0.0
Balance at end of the year	$1.3	$1.6	$8.0
Total allowance for expected credit losses	$84.9	$66.1	$66.8
Total allowance for expected credit losses to total Credit Portfolio	0.76%	0.69%	0.77%

The total credit allowance for losses amounted to $84.9 million as of December 31, 2024, representing 0.76% of the total Credit Portfolio, compared to $66.1 million and 0.69%, respectively, as of December 31, 2023, and $66.8 million and 0.77%, respectively, as of December 31, 2022. The $18.8 million year-over-year increase in 2024 was mostly associated with the growth of the Loan Portfolio, as balances increased 16% year-over-year at the end of 2024 when compared to 2023, credit provision allocations for financial instruments classified as Stage 3 and the net effect of write-offs against individually assigned allowance for credit losses in 2023 associated with an impaired credit of a single non-bank financial intermediary borrower.

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

The following table sets forth information regarding the Bank’s allowance for losses allocated by country of exposure as of the dates indicated:

	As of December 31,
	2024		2023		2022
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Allowance for loan losses
Argentina	$7.9	10.1	$3.4	5.7	$3.9	7.1
Brazil	4.6	5.9	4.4	7.4	3.9	7.1
Canada	0.1	0.1	1.7	2.9	0.0	0.0
Chile	1.2	1.5	1.0	1.7	0.4	0.7
Colombia	17.7	22.6	4.0	6.7	2.4	4.2
Costa Rica	1.4	1.8	1.0	1.7	2.9	5.3
Dominican Republic	3.9	5.0	2.7	4.5	2.1	3.8
Ecuador	7.0	9.0	6.6	11.2	3.4	6.2
El Salvador	1.9	2.4	1.8	3.0	0.5	0.9
Guatemala	5.1	6.5	3.4	5.7	3.4	6.2
Honduras	5.5	7.0	5.9	9.9	3.8	6.9
Jamaica	0.7	0.9	1.7	2.9	0.1	0.2
Mexico	4.3	5.5	4.2	7.1	19.1	34.6
Panama	9.0	11.5	9.2	15.5	6.6	12.0
Peru	4.2	5.4	6.2	10.4	0.3	0.5
Other (1)	3.7	4.8	2.2	3.7	2.4	4.3
Total Allowance for loan losses	$78.2	100.0%	$59.4	100.0%	$55.2	100.0%

Allowance for loan commitments and financial guarantee contract losses
Canada	$0.0	0.0	$1.1	21.6	$0.0	0.0
Ecuador	2.2	40.7	1.9	37.3	2.1	58.3
Other (1)	3.2	59.3	2.1	41.1	1.5	41.7
Total allowance for loan commitments and financial guarantee contract losses	$5.4	100.0%	$5.1	100.0%	$3.6	100.0%

Allowance for Investment Portfolio losses
Mexico	$0.1	7.7	$0.1	6.3	$4.4	55.0
United States of America	0.6	46.2	0.8	49.9	2.4	29.9
Other (1)	0.6	46.1	0.7	43.8	1.2	15.1
Total allowance for Investment Portfolio losses	$1.3	100.0%	$1.6	100.0%	$8.0	100.0%

	As of December 31,
	2024		2023		2022
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Total allowance for credit losses
Argentina	$7.9	9.3	$3.4	5.1	$3.9	5.8
Brazil	5.3	6.2	5.2	7.9	4.8	7.2
Canada	0.1	0.1	2.8	4.2	0.0	0.0
Chile	1.3	1.5	1.2	1.8	0.5	0.7
Colombia	18.0	21.2	4.4	6.7	2.7	4.0
Costa Rica	1.6	1.9	1.2	1.8	3.5	5.2
Dominican Republic	4.3	5.1	3.1	4.7	2.1	3.1

	As of December 31,
	2024		2023		2022
	Total	%	Total	%	Total	%
Ecuador	9.2	10.8	8.5	12.9	5.5	8.2
El Salvador	2.3	2.7	1.8	2.7	0.5	0.7
Guatemala	5.3	6.2	3.7	5.6	3.6	5.4
Honduras	5.5	6.5	5.9	8.9	3.8	5.7
Jamaica	0.7	0.8	1.7	2.6	0.1	0.2
Mexico	5.2	6.1	4.5	6.8	23.6	35.3
Panama	9.3	11.0	9.3	14.1	6.7	10.0
Peru	4.3	5.1	6.3	9.5	0.4	0.7
United States of America	0.7	0.8	1.0	1.5	2.6	3.9
Other (1)	3.9	4.7	2.1	3.2	2.5	3.9
Total Allowance for credit losses	$84.9	100.0%	$66.1	100.0%	$66.8	100.0%
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
The following table sets forth information regarding the Bank’s allowance for loan losses, loan commitments and financial guarantee contract losses and Investment Portfolio losses, by type of borrower as of the dates indicated:

	As of December 31,
	2024		2023		2022
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Private financial institutions	$20.5	24.1	$15.6	23.6	$32.8	49.1
State-owned financial institutions	4.2	5.0	3.5	5.3	4.0	6.0
State-owned corporations	8.1	9.5	5.3	8.0	4.7	7.0
Private corporations	50.6	59.6	40.1	60.7	23.1	34.6
Sovereign	1.5	1.8	1.6	2.4	2.2	3.3
Total	$84.9	100.0%	$66.1	100.0%	$66.8	100.0%

Credit Ratios

The following table sets forth information regarding certain credit ratios, along with each of the components used in their calculation, as of the dates indicated:

	As of December 31,
	2024	2023	2022
	(in $ millions, except percentages)
Total allowance for credit losses to impaired credits (1)	498%	654%	190%
Allowance for credit losses	$84.9	$66.1	$66.8
Impaired credits	$17	$10	$35
Total allowance for expected credit losses to total Credit Portfolio	0.76%	0.69%	0.77%
Allowance for expected credit losses	$84.9	$66.1	$66.8
Credit Portfolio	$11,224	$9,532	$8,726
Impaired credits to Credit Portfolio	0.15%	0.11%	0.40%
Impaired credits	$17	$10	$35
Credit Portfolio	$11,224	$9,532	$8,726
Total allowance for loan losses to Credit-impaired loans (1)	459%	588%	183%
Allowance for loan losses	$78.2	$59.4	$55.2
Credit-impaired loans	$17	$10	$30
Total allowance for loan losses to Loan Portfolio	0.93%	0.83%	0.82%
Allowance for loan losses	$78.2	$59.4	$55.2
Loan Portfolio	$8,375	$7,196	$6,763
Credit-impaired loans to Loan Portfolio	0.20%	0.14%	0.45%

	As of December 31,
	2024	2023	2022
	(in $ millions, except percentages)
Credit-impaired loans	$17	$10	$30
Loan Portfolio	$8,375	$7,196	$6,763
Charge-offs to average Loan Portfolio (2)	0.00%	0.31%	0.01%
Private Corporations	$0	$0	$1
Non Bank Financial Intermediaries	$0	$21	$0
Total charge-offs	$0	$21	$1
Average Loan Portfolio	$7,578	$6,816	$6,601

(1)Total impaired credits consist of credit-impaired loans and credit-impaired investment securities. Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.

(2)Average loan portfolio for 2024, 2023 and 2022, is calculated on the basis of daily average balances.

Selected Financial Ratios

	As of and for the Year Ended December 31,
	2024	2023	2022
	(in $ thousands, except per share data and ratios)
Weighted average basic shares	36,740	36,481	36,304
Weighted average diluted shares	36,740	36,481	36,304
Basic shares period end	36,791	36,540	36,325
Per Common Share Data:
Basic earnings per share	5.60	4.55	2.54
Diluted earnings per share	5.60	4.55	2.54
Book value per share (period end) (1)	36.35	32.95	29.44
Regular cash dividends paid per share	2.00	1.00	1.00
Selected Financial Ratios:
Performance Ratios:
Return on average total assets (2)	1.88%	1.69%	1.03%
Return on average total equity (3)	16.20%	14.68%	8.95%
Net interest margin (4)	2.47%	2.49%	1.71%
Net interest spread (4)	1.75%	1.84%	1.39%
Efficiency Ratio (5)	26.5%	27.2%	33.1%
Total operating expenses to average total assets	0.73%	0.74%	0.62%
Regular cash dividend payout ratio (6)	35.7%	22.0%	39.4%
Liquidity Ratios:
Liquid assets (7) / total assets	16.18%	18.61%	13.67%
Liquid assets (7) / total deposits (8)	35.44%	45.35%	39.77%
Capital Ratios:
Total equity to total assets	11.28%	11.20%	11.52%
Average total equity to average total assets (9)	11.58%	11.53%	11.56%
Total assets to total equity	8.9x	8.9x	8.7x
Tier 1 capital to risk-weighted assets (Basel III – IRB) (10)	15.5%	15.4%	15.3%
Risk-weighted assets (Basel III – IRB) (10)	$8,603,751	$7,805,982	$6,995,827
Capital Adequacy Ratio (Regulatory) (11)	13.6%	13.6%	13.2%
Risk-weighted assets (Regulatory) (11)	$9,873,772	$8,898,408	$8,117,913
Leverage Ratio (Regulatory) (12)	9.8%	9.7%	9.7%
(1)Book value per share refers to the Bank’s total equity divided by the Bank’s outstanding common basic shares at the end of the period.

(2)For the years 2024, 2023 and 2022, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2024, 2023 and 2022, is calculated on the basis of daily average balances.

(3)For the years 2024, 2023 and 2022, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2024, 2023 and 2022, is calculated on the basis of daily average balances.

(4)For the years 2024, 2023 and 2022, net interest margin is calculated as net interest income divided by the average balance of interest-earning assets. Average balance of interest-earning assets for 2024, 2023 and 2022, is calculated on the basis of daily average balances. Net interest spread is calculated as average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities. For more information regarding calculation of the net interest margin and the net interest spread, see Item 5.A., “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”

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

(9)For the years 2024, 2023 and 2022, average total assets and average total equity are calculated on the basis of daily average balances.

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

(11)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015, 03-2016 and 05-2023, based on Basel III standardized approach.

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

The Bank’s capacity to maintain strong liquidity levels, even in a context of increased market volatility and uncertainty, is attributable to historically diversified and stable funding sources, including deposits from central banks in Latin America and the Caribbean, who are also the Bank’s Class A shareholders. Moreover, the Bank has maintained fluid access to a significant base of correspondent banks and from debt capital markets investors across the globe, which have maintained and even increased their availability of funding to the Bank. In addition, the Bank, through its New York Agency, has maintained and occasionally has accessed the U.S. Federal Reserve’s discount window utilizing its investment-grade securities portfolio as collateral. The Bank plans to hold a portfolio of high-quality assets eligible to be submitted to the U.S. Federal Reserve’s discount window, as a lender of last resort to face any possible situations of market disruption.

In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.
The following table shows the Bank’s liquid assets by principal geographic risk area as of December 31 of each year:

	As of December 31,
	2024	2023	2022
	(in $ millions)
United States of America	$1,650	$1,904	$1,194
Other O.E.C.D. countries	41	1	0
Multilateral Organizations	224	87	60
Latin America	3	7	15
Total	$1,918	$1,999	$1,269

The Bank’s liquid assets, in the form of cash and cash equivalents and highly rated corporate debt securities (above ‘A-’), totaled $1,918 million as of December 31, 2024, compared to $1,999 million as of December 31, 2023. The Bank has a proactive and prudent liquidity management approach, which follows the Basel methodology for LCR, as required by the Superintendency of Banks of Panama. The Bank´s LCR as of December 31, 2024 and 2023 was 264.6% and 205.8%, respectively. Liquid assets to total assets ratio amounted to 16% as of December 31, 2024, compared to 19% as of December 31, 2023, while at these same dates, the liquid assets to total deposits ratios were 35% and 45%, respectively.

As of December 31, 2024, $1,021 million, or 53% of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of the United States of America, compared to $1,884 million, or 94% as of December 31, 2023. As of December 31, 2024, $99 million, or 5% of total liquid assets represented corporate debt securities classified as HQLA in accordance with the specifications of the Basel Committee, compared to $12 million, or 1% as of December 31, 2023.

The Bank’s liquid assets satisfied the liquidity requirement resulting from the maturities of the Bank’s 24-hour deposits from customers (demand and overnight deposits), which as of December 31, 2024 and 2023 amounted to $694 million and $748 million, respectively, representing 13% and 17% of the Bank’s total deposits, excluding interest payable, respectively.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the Loan Portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2024 and 2023, the Bank’s short-term loans and investment securities (maturing within one year based on original contractual term) totaled $5,127 million and $4,087 million, respectively. As of December 31, 2024 and 2023, these instruments combined had an average original term to maturity of 187 and 197 days, respectively, and an average remaining term to maturity of 130 days and 143 days, respectively.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $4,438 million and $4,119 million as of December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, these medium-term assets had an average original term to maturity of three years, nine months (1,388 days) and three years, nine months (1,381 days), respectively; and an average remaining term to maturity of two years and nine months (1,021 days), and two years and eight months (970 days), respectively.

Credit Ratings
The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of the date of this annual report, were as follows:

	Fitch	Moody’s	S&P
Short-Term	F2	P-2	A-2
Long-Term	BBB	Baa2	BBB
Rating Outlook	Stable	Stable	Stable
Credit Rating from Standard & Poor’s Global Ratings (“S&P”)

The credit ratings from S&P have been unchanged at “BBB/A-2” since May 13, 2008, with the most recent affirmation of the Bank’s credit ratings on May 22, 2024. The outlook remained stable.
Credit Rating from Moody’s Investors Service, Inc. (“Moody’s”)

The Bank’s credit ratings from Moody’s have been unchanged at “Baa2/P-2” since December 19, 2007, with the latest affirmation of the Bank’s credit ratings on November 28, 2023. The outlook remained stable.
Credit Rating from Fitch Ratings Ltd. (“Fitch”)

The Bank’s credit ratings from Fitch have been unchanged at “BBB/F2” with the latest affirmation of the Bank’s credit ratings on May 29, 2024. The outlook remained stable.
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

	As of December 31,
	2024	2023	2022
	(in percentages)
Deposits	54.3	48.6	40.3
Securities sold under repurchase agreements	2.1	3.4	3.8
Short-term borrowings and debt, net	16.6	19.0	27.8
Long-term borrowings and debt, net	27.0	29.0	28.1
Total interest-bearing liabilities	100.0%	100.0%	100.0%
The Bank has issued public debt in Mexico, Panama, the United States and Japan. The Bank has also placed private issuances of debt in different markets primarily in Asia, Europe and Latin America.
Deposits

The Bank obtains deposits principally from central and commercial banks primarily located in the Region. As of December 31, 2024, 42% of the deposits held by the Bank were deposits made by central and state-owned banks in the Region. The average term remaining to maturity of deposits from the Region’s central and state-owned banks as of December 31, 2024, 2023 and 2022, was 38 days, 47 days and 38 days, respectively. As of December 31, 2024, deposits from the Bank’s five largest depositors, all except two of which were central and state-owned banks in the Region, represented 37% of the Bank’s total deposits, compared to 33% as of December 31, 2023. All of the Bank's deposits are uninsured.

The following table analyzes the Bank’s deposits by country, excluding interest payable, as of the dates indicated below:

	As of December 31,
	2024	2023	2022
	(in $ millions)
Argentina	$89	$154	$156
Bahamas	3	15	2
Barbados	0	0	3
Bolivia	1	3	0
Brazil	718	495	361
Canada	36	0	2
Cayman Islands	80	50	0
Chile	52	83	78
Colombia	145	145	73
Costa Rica	225	381	118
Curacao	28	14	0
Dominican Republic	128	178	86
Ecuador	1,126	514	288
El Salvador	65	37	25
France	0	38	5
Germany	185	147	5
Guatemala	109	129	116
Haiti	77	78	74
Honduras	242	227	261
Japan	0	0	4
Korea	19	20	0
Luxembourg	80	50	50
Mexico	197	103	41
Multinational	270	210	220
Netherlands	1	12	1
Nicaragua	0	0	1
Panama	993	765	775
Paraguay	93	118	115
Peru	170	40	71

	As of December 31,
	2024	2023	2022
	(in $ millions)
Puerto Rico	8	0	0
Singapore	34	32	30
Spain	0	82	29
Trinidad and Tobago	37	25	24
United Kingdom	62	82	0
United States of America	136	172	132
Uruguay	4	9	45
Total	$5,413	$4,408	$3,191
Repos
The Bank enters into financing transactions under repurchase agreements (“Repos”) with international banks from time to time, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repos are reported as secured financings in the Financial Statements. As of December 31, 2024, the Bank had outstanding Repos for $213 million, compared to outstanding Repos for $310 million as of December 31, 2023 and $300 million as of December 31, 2022.
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
Short-term borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans as well as for general business purposes. The Bank’s short- and medium-term borrowings mainly come from international correspondent banks from the United States, Mexico, Japan, Canada, Europe and multilateral organizations.

As of December 31, 2024, short-term borrowings and debt totaled $1,653 million, a 4% decrease compared to $1,725 million as of December 31, 2023, as the Bank relied more on the growth of its deposits base for short-term funding, as a result of the Bank’s cross selling strategy. The average term remaining to maturity of short-term borrowings and debt as of December 31, 2024 was 94 days, compared to 137 days as of December 31, 2023.
The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and debt at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2024	2023	2022
	(in $ millions, except percentages)
Short-term borrowings and debt (*)
Amount outstanding at year-end	$1,653	$1,725	$2,196
Maximum amount outstanding at any month-end	$1,653	$1,810	$2,169
Average amount outstanding during the year	$930	$1,621	$1,826
Weighted average interest rate on average amount outstanding	6.29%	5.73%	2.20%
Weighted average interest rate on amount outstanding at year end	3.62%	6.12%	4.54%
(*)Gross of transaction costs of $0.0 million , $0.3 million, $1.4 million as of December 31, 2024, 2023 and 2022, respectively.
Long-term borrowings and debt
Long-term borrowings consist of long-term bilateral and syndicated loans obtained from international banks. Debt instruments currently consist of private issuances under the Bank’s Euro Medium-Term Note Program, as well as public issuances in Mexico and in Panama.

Interest rates on most long-term borrowings and issuances are adjusted monthly, quarterly or semi-annually based on short-term SOFR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the original contractual term to maturity. The Bank uses these funds primarily to finance its medium-term and long-term Loan Portfolio, as well as to further enhance the stability of its overall funding base. As of December 31, 2024, gross long-term borrowings and debt increased 3% to $2,709 million from $2,636 million as of December 31, 2023, as a result of the Bank’s commercial lending origination activities and its liquidity position management. As of December 31, 2024 the average term remaining to maturity of the Bank’s medium and long-term borrowing and debt was 762 days, compared to 710 days as of December 31, 2023.
The following table presents information regarding the gross amounts outstanding under, and interest rates on, the Bank’s long-term borrowings and debt at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2024	2023	2022
	(in $ millions, except percentages)
Long-term borrowings and debt (*)
Amount outstanding at year-end	$2,709	$2,636	$2,231
Maximum amount outstanding at any month-end	$2,850	$2,636	$2,234
Net average amount outstanding during the year	$2,734	$2,383	$2,052
Weighted average interest rate on average amount outstanding	5.53%	5.20%	3.39%
Weighted average interest rate on amount outstanding at year end	5.98%	5.32%	4.72%
(*)Gross of transaction costs of $9.6 million, $8.2 million and $8.7 million as of December 31, 2024, 2023 and 2022, respectively.

Global syndicated loans continue to provide a vehicle to access new sources of financing. As of December 31, 2024, the Bank has two outstanding syndicated loans in an aggregate principal amount of $522.7 million:

•In May 2024, the Bank closed a $400 million syndicated loan, with Sumitomo Mitsui Banking Corporation acting as Sole Lead Arranger, Administrative Agent and Bookrunner. The lenders were longstanding participants from previous transactions and new lenders from the United States, Asia and Europe.
•Additionally, in November 2022, the Bank closed a $122.7 million syndicated loan with Mizuho Bank, LTD as Lead Arranger and Bookrunner.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2024, the Bank was in compliance with all covenants.

Debt Capital Markets
Program in Mexico

In September 2024, the Mexican National Registry of Securities (Registro Nacional de Valores) authorized increasing the aggregate amount of the Mexico Program from MXN25 billion to MXN35 billion or its equivalent in Investment Units (Unidades de Inversión), U.S. dollars or Euros and with maturities from one day to 30 years.

As of December 31, 2024, the total principal amount outstanding of issuances of “certificados bursátiles” in the Mexican capital markets under this Mexico Program was MXN22.1 billion, equivalent to $1,051 million.

There are eight outstanding medium-term issuances (series) under the Mexico Program: Series Bladex 20-2 in the principal amount of MXN4,085,000,000 which matures in May, 2025; Series Bladex 22 in the principal amount of MXN1,256,222,200 which matures in February 2026; Series Bladex 22-2 in the principal amount of MXN4,237,142,400 which matures in August 2027; Series Bladex 23 in the principal amount of MXN3,500,000,000 which matures in July 2026; Series Bladex 23-2 in the principal amount of MXN1,500,000,000 which matures in July 2028; Series Bladex 23-3 in the principal amount of MXN1,775,000,000 which matures in October 2029; Series Bladex 24 in the principal amount of MXN1,700,000,000 which matures in February 2027 and Series Bladex 24-2 in the principal amount of MXN4,000,000,000 which matures in March 2028.

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

As of December 31, 2024, there are 13 outstanding issuances (series) under the Panama Program. The total outstanding principal amount of issuances under this program was $120.7 million with an average term of three years and six months.
Euro Medium Term Note Program

The Bank renewed its Euro Medium-Term Note Program on July 21, 2021, which is primarily targeted at non-bank institutional investors and includes multiple placements with short-, medium-, and long-term tenors.

During 2024, the Bank issued $102 million in new private placements; and as of December 31, 2024, private issuances through its Euro Medium-Term Note Program amounted to $259 million, placed primarily in Asia, Europe and Latin America. In addition, the Bank has one outstanding bond which matures in September of 2025 and which was issued in 2020 pursuant to Rule 144A/Regulation S with a total principal amount of $400 million as of December 31, 2024.

Colombian Debt Capital Market

In January 2025, Bladex successfully completed the registration of its first Bond issuance in Colombia. This issuance, with a maximum amount of 300,000 million Colombian Pesos of short and long term notes, is a key component of the Bank's strategy to diversify its investor base. It allows for the participation of new investors not only from Colombia but also from across the South American region.

Cost and Maturity Profile
The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s gross borrowed funds, including Repos, and placements at fixed and floating interest rate as of December 31, 2024:

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)
Short-term Repos and borrowings at fixed interest rate
Due in 0 to 30 days	$277	4.43%
Due in 31 to 90 days	732	5.39%
Due in 91 to 180 days	395	5.08%
Due in 181 to 365 days	73	4.67%
Total	$1,477	5.09%

Short-term borrowings at floating interest rate
Due in 31 to 90 days	$175	9.15%
Due in 181 to 365 days	125	5.14%
Total	$300	7.48%

Short-term placements at fixed interest rate
Due in 91 to 180 days	$1	5.70%
Total	$1	5.70%

Medium and long-term borrowings and repos at fixed interest rate
Due in 1 through 6 years	$150	5.33%
Total	$150	5.33%

Medium and long-term borrowings at floating interest rate
Due in 0 to 30 days	$1	10.96%
Due in 91 to 180 days	1	10.96%
Due in 181 to 365 days	3	10.96%

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)
Due in 1 through 6 years	812	6.14%
Total	$817	6.17%

Medium and long-term placements at fixed interest rate
Due in 0 to 30 days	$6	0.77%
Due in 91 to 180 days	239	6.70%
Due in 181 to 365 days	414	2.37%
Due in 1 through 6 years	634	7.17%
Total	$1,293	5.52%

Medium and long-term placements at floating interest rate
Due in 1 through 6 years	$537	10.64%
Total	$537	10.64%
Grand Total	$4,575	6.22%
(*)Gross of prepaid commissions of $9.6 million as of December 31, 2024.
See Item 5.D., “Operating and Financial Review and Prospects—Trend Information.”
Cash flows
Management believes that cash flows from operations, including the Bank’s adequate reserve coverage levels, and its ability to generate cash through its financing activities (such as short- and long-term borrowings and debt) are sufficient to fund its investing activities and core lending activities, as well as the Bank’s operating liquidity needs.
The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2024, 2023 and 2022.
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

For the year ended December 31, 2024, net cash used by operating activities was $123 million, mainly attributable to a net increase of $1,214 million in loans and a net increase of $1,005 million in operating liabilities due to depositors.

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

For the year ended December 31, 2024, net cash used in investing activities was $180 million, primarily as a result of the $388 million in purchases of securities at amortized cost and $86 million in purchases of securities at FVOCI, which was partially offset by $299 million in proceeds from the redemption of securities at amortized cost.

For the year ended December 31, 2023, net cash used in investing activities was $13 million, primarily as a result of the $435 million in purchases of securities at amortized cost, which was partially offset by $298 million in proceeds from the redemption of securities at amortized cost and $79 million in proceeds from the redemption of securities at FVOCI.

For the year ended December 31, 2022, net cash used in investing activities was $167 million, primarily as a result of the $459 million in purchases of securities at amortized cost, which was partially offset by $133 million proceeds from the redemption of securities at amortized cost and $113 million in proceeds from the redemption of securities at FVOCI.
Cash flows from financing activities
The Bank’s financing activities primarily reflect cash flows related to raising funds from short-term borrowings and debt from international correspondent banks, and proceeds from, and repayments of, long-term borrowings and debt through bilateral or syndicated borrowing facilities, as well as issuances in the capital markets.

For the year ended December 31, 2024, the net cash provided in financing activities was $136 million, which was primarily the result of a $1,192 million proceeds from long-term borrowings and debt, which was partially offset by the repayment of $826 million in long-term borrowings and debt and a $97 million decrease in securities sold under repurchase agreements along with $73 million paid as cash dividends and a $59 million net decrease in short-term borrowings and debt.

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
Interest Rate Sensitivity
The Bank uses interest rate swaps as part of its interest rate risk management. Interest rate swaps are contracted either in a single currency or cross currency for a prescribed period in order to exchange a series of interest payment flows and hedge the risk associated with a portion of the notes issued under its various programs and the funds borrowed through bilateral loans and syndications.
The following table presents the projected maturities and interest rate adjustment periods of the Bank’s total assets, liabilities and equity based upon the contractual maturities and rate-adjustment (repricing) dates as of December 31, 2024. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ millions, except percentages)
Interest-earning assets
Cash and due from banks	$1,964	$1,941	$0	$5	$15	$0	$3
Investment Portfolio (1)	1,189	37	46	65	105	936	0
Loans (1)	8,375	2,237	2,816	2,026	1,039	257	0
Total interest-earning assets	11,528	4,215	2,862	2,096	1,159	1,193	3
Non-interest earning assets, allowance for credit losses and other asset	331	0	0	0	0	0	331
Total assets	$11,859	$4,215	$2,862	$2,096	$1,159	$1,193	$334

Interest-bearing liabilities
Deposits	$5,413	$3,366	$1,038	$646	$336	$24	$3
Securities sold under repurchase agreements	213	0	134	0	59	20	0
Borrowings and debt (2)	4,352	1,276	1,656	802	460	158	0
Total interest-bearing liabilities	9,978	4,642	2,828	1,448	855	202	3
Non-interest-bearing liabilities and other liabilities	544	0	0	0	0	0	544
Total liabilities	$10,522	4,642	2,828	1,448	855	202	547
Total Stockholders’ equity	1,337	0	0	0	0	0	1,337
Total liabilities and stockholders’ equity	$11,859	$4,642	$2,828	$1,448	$855	$202	$1,884
Interest rate sensitivity gap	0	(427)	34	648	304	991	(1,550)
Cumulative interest rate sensitivity gap	0	(427)	(393)	255	559	1,550	0
Cumulative gap as a % of total interest-earning assets	0%	-4%	-3%	2%	5%	13%	0%
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
See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

Equity
The following table presents information concerning the Bank’s capital position as of the dates indicated:

	As of December 31,
	2024	2023	2022
	(in $ thousands)
Common stock	$279,980	$279,980	$279,980
Treasury stock	(105,601)	(110,174)	(114,097)
Additional paid-in capital in excess of value assigned to common stock	124,970	122,046	120,498
Capital reserves	95,210	95,210	95,210
Regulatory reserves	149,666	136,019	136,019
Retained earnings	792,005	673,281	543,612
Other comprehensive income (loss)	979	7,462	8,125
Total equity	$1,337,209	$1,203,824	$1,069,347

The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings. As of December 31, 2024, total equity increased to $1,337 million, compared to $1,204 million as of December 31, 2023 and $1,069 million as of December 31, 2022. Total equity increased $133 million, or 11% during the year ended December 31, 2024, primarily due to profits totaling $206 million, resulting in increased retained earnings on 2024 profits for $119 million net of declared cash dividends for $73.5 million, representing $2.00 per share.

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
For the Bank’s expected credit reserves, the line-item “Regulatory Reserves” established by the Superintendency of Banks presents the difference between the application of IFRS Accounting Standards 9 and the prudential regulations of the Superintendency of Banks to comply with the requirements of Rule No. 4-2013.

As of December 31, 2024, the total amount of the regulatory reserves calculated according to the guidelines of Rule No. 4-2013 of the Superintendency of Banks was $149.7 million, appropriated from retained earnings for purposes of compliance with local regulatory requirements. As of December 31, 2023, and 2022, the total amount of the regulatory reserves calculated according to the guidelines of Rule No. 4-2013 of the Superintendency of Banks was $136.0 million. This appropriation is restricted from dividend distribution in order to comply with local regulations.

As of December 31, 2024, the capital ratio of total equity to total assets was 11.3%, and the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) was 15.5%, compared to 11.2% and 15.4%, respectively, as of December 31, 2023. The 2024 total assets to total equity ratio was 8.9x compared to 8.9x in 2023.

As of December 31, 2024, the Bank’s regulatory Capital Adequacy Ratio, calculated according to the guidelines of the Superintendency of Banks, was 13.6%, compared to 13.6% as of December 31, 2023

See Item 4, “Information on the Company—Business Overview—Supervision and Regulation.”
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
As of December 31, 2024, the Bank’s off-balance sheet arrangements, as defined in the Instructions to Item 5.E. of Form 20-F, included documentary letters of credit, stand-by letters of credit, and guarantees (covering commercial risk). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset.
The Bank’s outstanding off-balance sheet arrangements and total loan commitments and financial guarantee contracts are as follows:

	As of December 31,
	2024	2023	2022
	(in $ thousands)
Documentary letters of credit	$536,350	$345,608	$304,789
Stand-by letters of credit and guarantees – Commercial risk	520,285	490,626	351,625
Total off-balance sheet arrangements	$1,056,635	$836,234	$656,414
Credit commitments	348,223	227,472	122,960
Letter of credit commitments	9,522	0	0
Total loan commitments and financial guarantee contracts	$1,414,380	$1,063,706	$779,374

Fees and commission income from off-balance sheet arrangements amounted to $34 million for the year ended December 31, 2024, compared to $26 million and $16 million for the years ended December 31, 2023, and 2022, respectively.

The allowance for loan commitments and financial guarantee contracts losses reflects management’s estimates of expected credit losses on off-balance sheet items, and is recognized in the consolidated statement of financial position, with the resulting recovery or impairment loss recorded in the consolidated statement of profit or loss. As of December 31, 2024, total allowance for loan commitments and financial guarantee contracts losses amounted to $5.4 million, compared to $5.1 million as of December 31, 2023 and $3.6 million as of December 31, 2022.
Material Contractual Obligations
The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2024.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Deposits	$5,413	$5,329	$78	$6	$0
Securities sold under repurchase agreements	213	124	89	0	0
Short-term borrowings and debt	1,653	1,653	0	0	0
Long-term borrowings and debt (1)	2,709	665	1,801	205	38
Accrued interest payable	87	87	0	0	0
Future contractual interest payable, not yet accrued (2)	446	73	290	65	18
Leasehold obligations	19	1	18	0	0
Total contractual obligations	$10,540	$7,932	$2,276	$276	$56
(1)Gross of prepaid commissions of $9.6 million as of December 31, 2024. Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(2)Consists of future interest payable on interest-bearing liabilities and their hedges, calculated on the basis of their respective interest rates as of December 31, 2024 for the days remaining to maturity. Some of these obligations have floating interest rates which could fluctuate in the future and hence change the value of interest payable accordingly.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Letters of credit (3)	$782	$782	$0	$0	$0
Stand-by letters of credit	470	438	32	0	0
Guarantees	50	34	16	0	0
Other commercial commitments	357	152	197	0	8
Total Commercial Commitments	$1,659	$1,406	$246	$0	$8
(3)Includes customers’ liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $245 million as of December 31, 2024.
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
•The Bank’s results may be affected by changes in global economic conditions, including the prices of oil and other commodities, the application of tariffs, the commencement or escalation of trade wars, uncertainties regarding U.S. policies affecting the dollar exchange rate, liquidity access, interest rates, slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region’s foreign trade growth, and, therefore, the growth of the Bank’s trade financing business.
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
Year 2024
Bladex’s profit for 2024 totaled $205.9 million, or $5.60 per share, compared to $166.2 million, or $4.55 per share for 2023. The $39.7 million, or 24% increase in profits was primarily attributable to (i) the $26.0 million, or 11% increase in net interest income, mainly resulting from the improvement of lending spreads, the positive impact of higher average market rates during the first half of the year and increased average credit balances, (ii) the $11.5 million, or 35% increase in total other income mainly derived from increased fees and commissions income from each of the Bank’s business lines, stemming from the continued addition of new clients, increased transactions and the capture of profitable transactional opportunities, and (iii) a $10.2 million, or 37% decrease in provision charges for credit losses, mostly related to individually assessed credit provisions on certain written-off financial instruments allocated in 2023. These combined effects were partially offset by (i) a $8.0 million, or 11% increase in operating expenses mostly associated with increased headcount aimed at enhancing business volumes and strengthening the Bank’s strategy execution capabilities, and other expenses resulting from ongoing investments in technology and business initiatives related to strategy execution.
For the year ended December 31, 2024, the Bank’s net interest income totaled $259.2 million, compared to $233.2 million during the year ended December 31, 2023. The $26.0 million, or 11% increase in net interest income during 2024 was the result of the combined effect of the increase in the average balances of productive assets in both the Bank's Loan Portfolio and Investment Portfolio, that resulted in a net volume increase of $938 million in 2024 when compared to 2023, which positively impacted net interest income by $31 million year-on-year. This increase was also a result of the enhancement of lending spreads and the impact of higher average market rates during the first half of the year.

During the year ended December 31, 2024, fees and commissions totaled $44.4 million, compared to $32.5 million for the year ended December 31, 2023. The $11.9 million, or 37% increase in fees and commissions was mainly attributable to: (i) a $5.1 million, or 24% year-over-year increase in commissions from the Bank’s letter of credit business, due to increased transactions stemming from higher economic activity and increased trade flows in Latin America, (ii) the $2.8 million, or 38% year-over-year increase in the Bank’s transaction-based structuring and syndication business, as the Bank was able to close twelve mandated structured transactions during 2024, in a total principal amount of $2,563 million, compared to four transactions closed during 2023, in a total principal amount of $1,805 million, and (iii) the $3.0 million, or 65% year-over-year increase in commissions from credit commitments.

Return on average total equity (“ROAE”), calculated as profit for the year divided by average total equity, stood at 16.2% for 2024, compared to 14.7% for 2023, fostered by a 24% increase in profits for the year and strong recurrent operating results. As of December 31, 2024, the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) stood at 15.5%, compared to 15.4% as of December 31, 2023. The 2024 Asset to Equity ratio remained stable at 8.9x, the same as in 2023. In addition, as of December 31, 2024, and 2023, the Bank’s Capital Adequacy Ratio, calculated according to the guidelines of the Superintendency of Banks, remained consistent at 13.6%.

The Bank’s 2024 efficiency ratio improved to 26.5%, compared to 27.2% for 2023, as the 14% increase in total revenues more than offset higher operating expenses. The Bank's 11% increase in operating expenses were mostly associated with higher personnel expenses from increased headcount aimed at enhancing business volumes and strengthening the Bank’s strategy execution capabilities, and other expenses resulting from ongoing investments in technology and business initiatives related to strategy execution. The Bank’s operating expenses to average assets ratio stood at 73 basis points in 2024, compared to 74 basis points in 2023.

The weighted average funding cost for the year ended December 31, 2024 was 5.61%, compared to 5.30% for the year ended December 31, 2023, an increase of 31 basis points, attributable to the impact of higher market rates during the first half of the year.
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

E.    Critical Accounting Estimates
The Bank prepares its Financial Statements in conformity with IFRS Accounting Standards.
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
See Item 18, “Financial Statements,” note 3.21 “Judgments, estimates and significant accounting assumptions” for a related discussion on the Bank’s critical accounting estimates. Additionally, the following significant accounting policies that involve critical accounting estimates can be found on:
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

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
Daniel Tillard	Argentina	Director	2026	2024	67
President
Banco de la Nación de Argentina
José Alberto Garzón Gaitán	Colombia	Director	2026	2017	54
Legal Vice President and General Secretary
Banco de Comercio Exterior de Colombia
Tarciana Gomes Medeiro	Brazil	Director	2025	2024	46
Executive President
Banco do Brasil

CLASS E
Angelica Ruiz Celis	Mexico	Director	2025	2023	51
Senior Vice President
BP Group

Mario Covo	United States	Director	2026	1999	67
Founding Partner
DanaMar LLC
Miguel Heras Castro	Panama	Chairman of the Board	2027	2015	56
Founder and Managing Partner
MKH Capital Partners
Ricardo Manuel Arango	Panama	Director	2025	2016	64
Senior Partner
Arias, Fábrega & Fábrega
Roland Holst	Paraguay	Director	2025	2017	54
Board Member
Sudameris Bank

ALL CLASSES OF COMMON STOCK (1)
Alexandra Aguirre	United States	Director	2027	2020	48
Partner
Holland & Knight LLP in Miami, Fl
Isela Costantini	Argentina	Director	2027	2019	53
Chief Executive Officer
GST Financial Services in Argentina
(1)Denotes class(es) of common stock of the Bank that elect the directors listed.

Daniel Tillard, Member of the Board of Directors since September 2024. Mr. Tillard is the current President of Banco de la Nación Argentina since December 2023. During two consecutive presidential terms (2015-2019 and 2019-2023), he was President of Banco de la Provincia de Córdoba; Director of Banco Provincia de Buenos Aires (2007-2015); President of Provincia Bursátil S.A. (2007-2015); Director of Red Link (2007-2015); and Alternate Director of SEDESA Seguros de Depósitos S.A. (2007-2015). He was also Manager of Banco de la Provincia de Córdoba S.A. (2006-2007); Alternate Director of Banco de Inversión y Comercio Exterior S.A. (1995-1996); and Technical Manager of the Córdoba Stock Exchange (1983-1985). Mr. Tillard holds a degree in Economics from the National University of Córdoba, Argentina. He completed the IX Inter-American Course on Capital Market Development (IBMEC Instituto Brasileiro de Mercado de Capitais – 1984) and the Senior Management Program (IAE Universidad Austral – 2010). His professional training includes specialties in Economics, Finance, and Administration; and he has experience and expertise in the Management of Financial Institutions, Capital Markets, and Fiduciary Businesses. Mr. Tillard’s professional experience in the banking industry distinguishes him as a valuable member of the Board of Directors.
José Alberto Garzón has served as a Director of the Board since 2017. Mr. Garzón has served as Legal Vice President and General Secretary of Banco de Comercio Exterior de Colombia S.A. (Bancoldex) in Colombia since 2003, Administrative Vice President from 2016 to 2017 and in various other capacities in Bancoldex since 1995, holding the positions of Director of the Legal Department and Attorney in the Legal Department. Mr. Garzón chairs the Board of Directors of the Colombian Institute of Corporate Governance and chairs the Rediscount Entities and Public Banking Committee of the Colombian Banking and Financial Entities Association – Asobancaria since 2021, and has served as a member of the Board of Directors, Audit Committee, Corporate Governance Committee and Risk Management Committee of Fiduciaria Colombiana de Comercio Exterior S.A. (Fiducoldex) in Colombia since 2016, Leasing Bancoldex S.A. Compañía de Financiamiento in Colombia since 2015 and Segurexpo de Colombia, S.A. Aseguradora de Crédito, Colombia between 2000 and 2021. Previously Mr. Garzón was an Attorney at Legis Editores in Colombia and General Manager of Servibolsa Ltda. Servicios Inmobiliarios in Colombia. Mr. Garzón was a Professor of Credit Insurance in the Insurance Law Program at Pontificia Universidad Javeriana in Colombia and History of Political Ideas and Insurance at Fundación Universitaria Jorge Tadeo Lozano in Colombia. Mr. Garzón holds a Law degree and a Master’s degree in Financial Law from Universidad del Rosario in Colombia. Mr. Garzón also holds a Law degree and a Master's degree in Financial Law from Universidad del Rosario in Colombia, a Master’s degrees in Commercial Law and Project Finance Studies from Universidad de Los Andes in Colombia and Insurance Law from Pontificia Universidad Javeriana in Colombia. Mr. Garzón is a graduate of Transformative Business Leadership at Centro de Liderazgo y Gestión and of Leading Economic Growth at Harvard’s Kennedy School. Mr. Garzón’s first-hand experience and vast knowledge of administrative, legal risk and regulatory matters relating to the banking industry and, in particular, trade finance qualifies him to serve on the Board.
Tarciana Gomes Medeiro, Member of the Board of Directors since April 2024. Ms. Medeiros is CEO and member of the Board of Directors of Banco do Brasil since 2023 and is currently a member of the Board of Directors of Brasilprev Seguros e Previdencia S.A. (a private pension and insurance company), Elo Participaçãoes, Brazilian Federation of Banking Associations (FEBRABAN) and Fundação Banco do Brasil. Ms. Medeiros held various positions at Banco do Brasil since

2000, including Executive Manager of Loans Solutions for Individuals, Head of the Commercial Superintendency of BB Seguros and Executive Manager of Customer Service in the Office of Retail Business. Ms. Medeiros holds a bachelor's degree in Business Administration from Faculdade AIEC, a Postgraduate degree in Business and Marketing from ESAB, an MBA in BI and Analytics from USP/Esalq, an MBA in Management and Business in Marketing and an MBA in Leadership, Innovation and Management both from PUC-RS Universidad Pontificia and participated in various management and leadership programs at Banco do Brasil. Ms. Medeiros' professional experience in the banking industry and on boards of directors qualifies her to serve on the Board of Directors.
Angelica Ruiz Celis, Member of the Board since March 2023, is Senior Vice President at BP since 2020 and was Head of Country for Mexico at BP from 2018 to 2020. Ms. Ruiz has served as Vice President Managing Director LATAM for Vestas, Strategy and Commercial Director, Chief Financial Officer and Business Services Director at Petrofac Integrated Energy Services, Mexico. Previously Ms. Ruiz was General Manager-MD, Commercial and Business Development Global Manager and Strategy and Planning Manager at Grupo Mexicana de Servicios Subacuáticos S.A. de C.V., Strategy and Transformation, Outsourcing and Project Manager at CAP Gemini Ernst & Young. Ms. Ruiz has been recognized as one of the 100 Most Influential Women in Mexico by Forbes in 2021, Most Influential Leaders in LATAM by Bloomberg in 2021 and Leaders in Energy by Petroleum and Energy Ranking in 2018. Ms. Ruiz is a graduate of London Business School, Executive Education-Leadership, holds a specialized Oil & Gas Education at University of Texas, Austin, and a Master’s in Business Administration (MBA) Operations Management and Supervision at Instituto Panamericano en Alta Dirección (IPADE). Also Ms. Ruiz holds a Master of Business Administration (MBA) at Richard Ivey School of Business at University of Western Ontario, Canada, a B.A. in Economics at Instituto Tecnológico Autónomo de México, and a Bachelor of Arts (B.A.) in Mathemathics at Boston University. Ms. Ruiz’s leadership skills and regional experience in more than eight Latin American countries in various executive roles including the energy industry, strategy, operations and commercial with a global focus, qualify her to serve in the Board.
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
Roland Holst, Member of the Board since 2017, was Treasurer and Member Ex-Officio of the Board from May 2017 to October 2017 and was previously a board member from 2014 to 2017. Dr. Holst is a board member of Sudameris Bank, Paraguay since 2017 and served as a Director of the board of Banco Central del Paraguay from 2012 to 2017. He was Head of Fixed Income Research at State Street Global Markets in Boston, Massachusetts and Quantitative Analyst at Starmine Corp. in San Francisco, California. He was a Teaching Assistant of Econometrics, Public Finance, Finance, Program Evaluation, Macroeconomics and Labor Economics at the University of Chicago. Dr. Holst worked at Garantia PFP, a pension fund, as an Investment Manager and was General Manager of Bolsa de Valores de Asunción, Paraguay. He is the author of ‘‘Social Security and Policy Risk: Evidence of its effects on welfare costs and savings’’ published in 2007. Dr. Holst holds a Ph.D. in Public Policy and a Master in Economics from the University of Chicago. He also holds a Master in Economics from Universidad Católica de Asunción, Paraguay, degrees in Economics and Agronomy from Universidad Nacional de Asunción, Paraguay and a Financial Risk Manager (FRM) certification. Mr. Holst’s professional experience in the fields of finance and economics and his academic accomplishments qualify him to serve on the Board.
Alexandra Aguirre has served as a Director of the Board since 2020. Ms. Aguirre is a partner at Holland and Knight LLP, Miami, Florida since June 2022. Ms. Aguirre was previously a partner at Morrison & Foerster, LLP from 2019 to 2022. Ms. Aguirre has served as Chairman of the Board and General Counsel of Pan American Development Foundation since 2015, and also a member of the board of directors of the Women Lawyer's Interest Group of the International Bar Association since 2019. Previously, Ms. Aguirre was a shareholder of Greenberg Traurig, LLP, member of the Presidential Advisory Council (PAC) of the INCAE Business School, and an associate at Hunton & Williams LLP. Ms. Aguirre has been listed for Latin America's Top 100 Lawyers (Latinvex 2019-2021), ''40 under 40'' by The M&A Advisor 2015, and the Florida Super Lawyers Rising Star (Super Lawyers Magazine 2009). She was also a finalist to receive the Top Dealmaker of the Year Award, in the Corporate Category by Daily Business Review magazine in 2012 and recipient of the 2008 Latin Lawyers magazine M&A Deal of the Year award. Ms. Aguirre holds a Bachelor's Degree in Marketing and Entrepreneurial from Babson College and a Juris Doctor from Northeastern University School of Law. Ms. Aguirre is qualified to practice law in the states of Florida and New York, as well as the District of Columbia. Ms. Aguirre’s professional expertise in corporate finance law, corporate governance, and cross border financing transactions in Latin America and the United States, and her experience as a member of the board of directors of different entities, qualify her to serve on the Board of Directors.
Isela Costantini has served as a Director of the Board since 2019. Ms. Costantini is Chief Executive Officer of GST Financial Services in Argentina. Ms. Costantini is a member of the boards of Barrick Gold Corporation, Barrick Gold International Advisory Board, and Prosegur S.A. In addition, Ms. Costantini is a counsel member of CIPPEC (Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento). Ms. Costantini has previously served as President and Chief Executive Officer of Aerolíneas Argentinas and former member of the board of San Miguel S.A. and Food Bank Argentina. Previously, Ms. Costantini held multiple positions at General Motors, where she began working in 1998 and became President of the company for Argentina, Paraguay and Uruguay. Ms. Costantini holds a Social Communications Degree, with a Major in Advertising from Pontificia Universidade Catolica do Parana (PUC-PR), Brazil and an MBA, with specialization in Marketing and International Business from Loyola University in Chicago. Ms. Costantini professional expertise in restructuring, cultural transformation, marketing and communications, and experience as a board member and in leadership roles in different entities, qualify her to serve on the Board.
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

Executive Officers
The following table and biographies set forth the names of the executive officers of the Bank, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with the Bank	Country of Citizenship	Age
Jorge Salas	Chief Executive Officer	Spain	54
Samuel Canineu	Executive Vice President Chief Commercial Officer	Brazil	43
Ana Graciela de Méndez	Executive Vice President Chief Financial Officer	Panama	58
Annette van Hoorde de Solis	Executive Vice President Deputy Chief Financial Officer	Panama	53
Eduardo Vivone	Executive Vice President Treasury and Capital Markets	Argentina	60
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	48
Olazhir Ledezma	Executive Vice President Strategic Planning	Peru	53
Jorge Luis Real	Executive Vice President Chief Legal Officer and Secretary of the Board of Directors	Panama	52
Adriana Lizzeth Díaz	Executive Vice President Chief Audit Officer	Colombia	41
Carlos Daniel Raad	Executive Vice President Chief Investor Relations Officer	Colombia	44
Tatiana Calzada	Executive Vice President Chief Compliance Officer	Panama	54
Geraldine Abreu	Executive Vice President Technology & Operations Chief Technology Officer	Venezuela	58
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
Samuel Canineu has served as Executive Vice President – Commercial Banking, Chief Commercial Officer since August 2021. From late 2020 to early 2021, he served as Chief Country Officer at Greensill, São Paulo, Brazil. From 2003 to 2020, he held various positions at ING Group in the Americas, including Vice President of Leveraged Finance (New York), Head of Loan Syndications Latin America (New York), and CEO of ING Brazil. Mr. Canineu holds a Bachelor´s Degree in Business Administration from Fundação Getúlio Vargas in Brazil and a Master’s Degree in Business Administration from Columbia University in New York (graduating in the top 5% of his class).
Ana Graciela de Méndez has served as Executive Vice President, Chief Financial Officer or CFO of the Bank since December 2017. She previously served in various capacities within the Bank, including as Senior Vice President of Finance and the alternate to the CFO from 2014 to 2017, as Vice President of Financial Planning and Analysis from 2002 to 2014, and several other assignments within the Bank’s Finance, Commercial and Economic areas since 1990, when she joined the Bank. Ms. Méndez is also a member of the Board of Directors of the Panama Stock Exchange and related companies: Latinex Holdings, Inc., Bolsa Latinoamericana de Valores (Latinex), and Central Latinoamericana de Valores (Latinclear), where she also participates in the Audit, the Risk and the Sustainability & CSR Committees. Ms. Méndez holds a Master’s Degree in Finance from the A.B. Freeman School of Business at Tulane University (USA) and from the Business School at Universidad Francisco Marroquin (Guatemala); completed an Advanced Management Program from the Haas School of Business at UC Berkeley (USA); and holds a Bachelor’s Degree in Business and Economics with specialization in Economics and Mathematics, from Albertus Magnus College (USA).
As previously announced on Form 6-K filed with the SEC on November 19, 2024, Mrs. Ana Graciela de Méndez has decided to step down as Chief Financial Officer and will be succeeded by Mrs. Annette van Hoorde de Solís upon Mrs. Ana Graciela de Méndez’s departure from the Bank to be effective at close of business on April 25, 2025. A summary of Mrs. van Hoorde’s experience is set forth below.

Annette van Hoorde de Solís, was appointed as Executive Vice President, Chief Financial Officer or CFO of the Bank starting April 25, 2025. Prior to her appointment as CFO, Mrs van Hoorde de Solís served as Senior Vice President of Asset & Liability Management, where she led the development and execution of funding and liquidity strategies, expanded the Bank’s access to international capital markets, and ensured alignment with evolving regulatory requirements. Mrs. van Hoorde de Solís joined Bladex in 2005, as Business Manager for the Asset Management Division, where she worked through 2012. Mrs. van Hoorde de Solís has an extensive background in the banking industry as well as in the Project Management field, with over 20 years of experience in asset and liability management, funding strategy and capital markets execution.  As a Project Manager, Mrs. van Hoorde de Solís worked for different consulting firms in the United States from 1994 to 2001. After moving back to Panama, Mrs. van Hoorde de Solís had different managerial positions in the banking industry. Mrs. van Hoorde de Solís earn her M.S. in Industrial and Systems Engineering from Virginia Polytechnic and State University.
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
Olazhir Ledezma has served as Executive Vice President – Strategic Planning since July 2021. From 2014 to 2021, he served as Director of Partners in Performance, where he drove the efficiency and operational transformation of complex organizations. Previously, he was Vice President – Commercial Planning at Belcorp, Lima, Peru, from 2012 to 2014. Before this experience, he was a Partner at McKinsey & Co. for 14 years, and Brand Manager at Heinz from 1994 to 1996. Mr. Ledezma graduated as Mechanical Engineer from Simon Bolivar University in Caracas, Venezuela, and holds two Master’s Degrees, one in Business Administration (MBA) and another in Manufacturing Engineering, from the University of Michigan (USA).
Jorge Luis Real has served as Executive Vice President, Chief Legal Officer and Corporate Secretary since February 2018. He previously served as Senior Vice President, Chief Legal Officer of the Bank from 2016 to 2018 and was appointed Secretary of the Board of Directors in April of 2016. He previously served as Head of Legal Risk of the Bank from 2014 to 2016. Before joining the Bank, he was Coordinator of Latin American Legal Affairs at BNP Paribas, New York from 2010 to 2014, Head of Legal Department at BNP Paribas Panama from 2005 to 2010, Head of Legal Department Panama Group of BBVA from 2000 to 2005 and Lawyer at Mauad & Mauad in Panama in 2000. Mr. Real has a Law and Political Science degree from Universidad Católica Santa María La Antigua in Panama, and holds a Master’s degree in Commercial and Corporate Law from Université Panthéon-Assas (Paris II) in France. He was admitted to practice law in Panama by the Panamanian Supreme Court of Justice in 1998. Mr. Real is also a Florida International Bankers Association (FIBA) Anti-Money Laundering Certified Associate (AMLCA), certified by the Florida International University. Mr. Real is a member of the Legal Affairs Committee of the Panama Banking Association, Director of the Corporate Governance Institute of Panama since 2023 and was appointed Director of the International Chamber of Commerce of Panama in 2024.
Adriana Lizzeth Díaz has served as Executive Vice President, Chief Audit Officer since June 2021. Previously, Ms. Díaz served as Vice President of Audit in Multibank Panama from 2020 to 2021. From 2012 to 2019, Ms. Díaz held positions in the Audit departments of several companies from Grupo Aval Colombia, including in particular Banco de Occidente and Fiduciaria de Occidente. From 2002 to 2012, Ms. Díaz held several management positions at Deloitte Colombia. Ms. Díaz is a Certified Public Accountant with a Degree in Accounting from Universidad La Gran Colombia, and holds a Master’s Degree in Business Administration and a Specialization in Financial Management, all from Universidad de Los Andes, Colombia.

Carlos Daniel Raad has served as Executive Vice President, Chief Investor Relations Officer since June 2022. Previously, he developed his career at Bancolombia where he held various positions starting as Senior Trader from 2005 to 2014, Manager of Structured Operations from 2014 to 2020, and his most recent position was Director of Investor Relations (IRO) from 2020 to 2022. Mr. Raad holds a degree in Industrial Engineering with a Master's Degree in Business Administration, both from Universidad de Los Andes, Colombia; and graduated from the International MBA Exchange Program at IE Business School, Madrid, Spain.

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

Geraldine Abreu was appointed as Executive Vice President, Technology & Operations (Chief Technology Officer) in September 2024, after a career of more than 25 years leading technological transformations in various companies in Latin American financial sector, with a recognized track record as a senior IT executive at Banesco, Credicard Consortium, Banco Plaza in Venezuela and Iuvity, where she contributed to the implementation of high-impact initiatives for important financial institutions in Colombia, including Davivienda, Bancolombia and HelmBank in the United States. Additionally, Ms. Abreu has extensive experience in Digital Channels, Payment Methods, as well as in the Management of Highly Complex Projects.

B.    Compensation
Compensation of Executive Officers and Directors
The Nomination, Compensation and Operations Committee has reviewed and discussed the below “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Nomination, Compensation and Operations Committee recommended to the Board that the following “Compensation of Executive Officers and Directors” discussion be included in the Bank's Proxy Statement for the Annual Shareholders’ Meeting to be held on April 29, 2025 (commonly referred to as the “say on pay” proposal).
Compensation Consultant
The Nomination, Compensation and Operations Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. In 2024, the Nomination, Compensation and Operations Committee retained a specialized consultant to review the Bank's Salary Compensation scheme.
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
During the fiscal year ended December 31, 2024, the aggregate amount of variable cash compensation paid by the Bank to its current executive officers for their services was $1,543,004.
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

On February 20, 2024, the Bank granted to current executive officers an aggregate of 143,976 restricted stock units corresponding to 2023 performance. These restricted stock units vest 25% of the amount granted per year, with the first vesting on March 20, 2024, one month after the grant date, and the subsequent vesting on each anniversary of the grant date. As of December 31, 2024, the compensation cost charged against the Bank’s 2024 income in connection with these restricted stock units was $4,404,431. The total remaining compensation cost of $2,822,724 will be charged over a period of 3.1 years.
The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2024, the Bank charged to salaries expense $50,268 with respect to the defined contribution plan.
2024 Chief Executive Officer Compensation
The Bank´s current Chief Executive Officer’s compensation for 2024 included an annual base salary of $500,000, performance-based short-term variable cash compensation of $415,285, a grant of restricted stock units valued at $1,038,462 and limited perquisites and other benefits amounting to $9,795.
Results of the 2024 Advisory Vote on Compensation of Executive Officers
At the Bank’s annual meeting of shareholders held on April 17, 2024, our shareholders were asked to approve, on an advisory basis, the Bank's fiscal year 2023 executive officers’ compensation programs (commonly referred to as the “say on pay” proposal). A substantial majority (94.94%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The NC&O Committee (as defined below) believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in fiscal year 2024. The NC&O Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.
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
The Bank was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to its Clawback Policy, neither was an outstanding balance as of the end of year 2024 of erroneously awarded compensation to be recovered from the application of the policy to a prior restatement.
A copy of the Bank’s Clawback Policy was filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 25, 2024. See Item 19, “Exhibits” for hyperlink to this document.

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
The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2024 to the Directors of the Bank as a group for their services as Directors was $1,027,750.
As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.
During the fiscal year ended December 31, 2024, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 57,000 Class E shares. These restricted shares vest 35% on each of the first and second anniversaries of the award date, and 30% on the third anniversary of the award date. As of December 31, 2024, the total cost for these restricted shares amounted to $1,663,260 of which $734,796 was registered during 2024, and the remaining compensation cost of $928,464 for these restricted shares will be charged against income over a period of 2.3 years.
Beneficial Ownership
As of December 31, 2024, the Bank’s Executive Officers and Directors, as a group, beneficially owned an aggregate of 1,179,178 Class E shares, representing approximately 4.1% (based on 28,736,597 Class E shares outstanding as of December 31, 2024) of all issued and outstanding Class E shares as of such date. “Beneficial ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2024 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.
The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers eligible to receive restricted stock units as of December 31, 2024. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, Panama, Republic of Panama.

Name	Number of Shares Owned as of December 31, 2024 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2024 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Jorge Salas	64,848	32,143	96,991	*	38,634
Geraldine Abreu	0	0	0	*	0
Tatiana Calzada	0	0	0	*	0
Samuel Canineu	52,879	14,508	67,387	*	20,827
Adriana Lizzeth Diaz	9,034	1,811	10,845	*	2,648
Olazhir Ledezma	14,421	8,767	23,188	*	12,614
Ana Graciela de Méndez	32,003	10,923	42,926	*	13,828

Carlos Daniel Raad	9,713	2,090	11,803	*	3,183
Jorge Luis Real	11,670	4,857	16,527	*	5,535
Alejandro Tizzoni	43,056	15,158	58,214	*	18,310
Eduardo Vivone	41,523	13,523	55,046	*	16,843
Total	279,147	103,780	382,927		132,422
*    Less than one percent of the outstanding Class E shares.
(1)Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.
(2)Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2024.
(3)Includes 124,170; 70,945 and 28,342 unvested restricted stock units granted to executive officers on February 2024, February 2023 and February 2022, under the 2015 Plan, respectively. These restricted stock units vest 25% each period as stated in the Notice of RSU Award. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2024, is not deemed to be beneficially owned by the individuals listed in the table.
The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2024:

Name	Number of Shares Owned as of December 31, 2024 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2024 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Alexandra Aguirre	18,300	0	18,300	*	11,700
Ricardo Manuel Arango	62,025	0	62,025	*	11,700
Daniel Tillard	0	0	0	*	0
Isela Costantini	18,300	0	18,300	*	11,700
Mario Covo	92,027	0	92,027	*	11,700
José Alberto Garzón	36,300	0	36,300	*	11,700
Miguel Heras	523,749	0	523,749		17,550
Roland Holst	43,450	0	43,450	*	11,700
Tarciana Gomes Medeiro	0	0	0	*	6,000
Angélica Ruiz	2,100	0	2,100	*	9,900
Total	796,251	0	796,251		103,650
*     Less than one percent of the outstanding Class E shares.
(1)Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.
(2)Includes vested / unexercised traditional stock options.
(3)Includes unvested restricted Class E shares granted under the Bank’s 2008 and 2015 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 19, 2024; these restricted shares vest 35% in each of the first and second year and 30% in the third year on the relevant grant date’s anniversary.
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
Meetings of the Board and Committees

Executive sessions of the Bank's directors are held during each meeting of the Board. Executive sessions over the course of this year were led by Mr. Miguel Heras, as the chairperson of the sessions. The Board met for executive sessions six times during 2024.

During the fiscal year ended December 31, 2024, the Board held eight meetings. Directors attended an average of 93% of the total number of Board meetings held during the fiscal year ended December 31, 2024.

The following table sets forth the membership and number of meetings for each of the five Committees of the Board during the fiscal year ended December 31, 2024:

Name	Audit	Risk Policy and Assessment	Finance and Business	Anti-Money Laundering, Compliance and Sustainability	Nomination, Compensation and Operations
Alexandra Aguirre		Member	Member	Member
Ricardo Manuel Arango		Member	Member	Chairman
Daniel Tillard	Member				Member
Isela Costantini	Member				Chairman
Mario Covo		Member	Chairman
José Alberto Garzón	Chairman			Member	Member
Miguel Heras		Chairman	Member
Roland Holst	Member	Member
Tarciana Gomes Medeiros	Member				Member
Angélica Ruiz Celis	Member				Member
Number of Committee Meetings Held in 2024	6	5	5	7	5
Audit Committee
The Audit Committee is a standing Committee of the Board. According to its Charter, the Audit Committee must be comprised of at least three independent directors. The current members of the Audit Committee are Mr. José Alberto Garzón (Chair), Mr. Roland Holst, Ms. Isela Costantini, Ms. Tarciana Gomes Medeiros, Ms. Angélica Ruiz Celis and Mr. Daniel Tillard.

The Board has determined that all members of the Audit Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks of Panama. In addition, at least one of the members of the Audit Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit Committee´s financial expert is Mr. Roland Holst.
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
The Audit Committee meets at least six times per year, as required by the Superintendency of Banks of Panama and the Committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2024, the Audit Committee met six times.
The Audit Committee, in its capacity as a Committee of the Board, is directly responsible for recommending to the shareholders the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and audit-related services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the Audit Committee.
The Charter of the Audit Committee requires an annual self-evaluation of its performance.
The Audit Committee pre-approved all audit and audit-related services of the Bank’s independent auditors in 2024.
The Audit Committee’s Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
Risk Policy and Assessment Committee
The Risk Policy and Assessment Committee is a standing Committee of the Board. According to its Charter, the Risk Policy and Assessment Committee must be comprised of at least three directors. The current members of the Risk Policy and Assessment Committee are Mr. Miguel Heras (Chair), Ms. Alexandra Aguirre, Mr. Ricardo Manuel Arango, Mr. Mario Covo and Mr. Roland Holst.
The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for its approval, all policies related to the prudent enterprise risk management. The Committee also reviews and assesses exposures to the risks facing the Bank’s business within the risk levels the Bank is willing to take in accordance with its applicable policies, including the review and assessment of the quality and profile of the Bank’s credit asset, the exposure to country, market and liquidity risks, technological, and information security (including cybersecurity) risks, the analysis of operational risks, which take into account the legal risks associated with the Bank´s products, model, fraud and reputational risks, environmental, social and climate related risks, and management of corporate insurances.
In addition, the Risk Policy and Assessment Committee assesses and approves credit limits and approves management proposals for granting different types of financing up to the legal limit applicable to the Bank in accordance with current regulations on the date of approval with respect to each transaction and/or economic group. It reports to the Board and refers transactions for consideration and approval by the Board when the transaction limit exceeds its delegated authorizations.
The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the Committee to meet at least five times per year. During the fiscal period ended December 31, 2024, the Risk Policy and Assessment Committee held five meetings.
The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.

Finance and Business Committee
The Finance and Business Committee is a standing Committee of the Board. According to its Charter, the Finance and Business Committee must be comprised of at least three directors. The current members of the Finance and Business Committee are Mr. Mario Covo (Chair), Ms. Alexandra Aguirre, Mr. Ricardo Manuel Arango and Mr. Miguel Heras.
The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general. The Finance and Business Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2024, the Committee held five meetings.
The Finance and Business Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
Anti-Money Laundering, Compliance and Sustainability Committee
The Anti-Money Laundering, Compliance and Sustainability Committee is a standing Committee of the Board. The current members of the Anti-Money Laundering, Compliance and Sustainability Committee are Directors Mr. Ricardo Manuel Arango (Chair), Ms. Alexandra Aguirre and Mr. José Alberto Garzón, and the Bank’s Chief Executive Officer, Executive Vice President-Commercial Banking, Executive Vice President-Treasury and Capital Markets, Executive Vice President-Chief Risk Officer, Executive Vice President-Technology & Operations, Executive Vice President-Strategic Planning, Executive Vice President-Chief Audit Officer, Executive Vice President-Chief Investor Relations Officer, Executive Vice President-Chief Legal Officer and Corporate Secretary, Head Office Chief Compliance Officer and New York Agency Compliance Officer.
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
During the fiscal year ended December 31, 2024, the Anti-Money Laundering, Compliance and Sustainability Committee held seven meetings.
The Anti-Money Laundering, Compliance and Sustainability Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
Nomination, Compensation and Operations Committee
The Nomination, Compensation and Operations Committee (the “NC&O Committee”) is a standing Committee of the Board. According to its Charter, the Nomination, Compensation and Operations Committee must be comprised of at least three directors. The current members of the Nomination, Compensation and Operations Committee are Ms. Isela Costantini (Chair), Mr. José Alberto Garzón, Ms. Angélica Ruiz Celis, Ms. Tarciana Gomes Medeiros and Mr. Daniel Tillard.
The Charter of the Nomination, Compensation and Operations Committee requires that all members of the Committee be independent directors. No member of the Nomination, Compensation and Operations Committee can be an employee of the Bank. The Board has determined that all members of the Nomination, Compensation and Operations Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks of Panama. The Nomination, Compensation and Operations Committee

charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2024, the Nomination, Compensation and Operations Committee held five meetings.
The Nomination, Compensation and Operations Committee’s primary responsibilities are to assist the Board by: identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; making recommendations to the Board concerning candidates for Chief Executive Officer and counselling on succession planning for executive officers; recommending compensation for Board members and Committee members, including cash and equity compensation; recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; reviewing and recommending changes to the Bank’s Code of Ethics; and advising executive officers on issues related to the Bank’s personnel. Additionally, this Committee submits recommendations on issues related to improving the Bank´s operating model and evaluates and proposes technology and communications strategic plans. Further, the Nomination, Compensation and Operations Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.
The Nomination, Compensation and Operations Committee considers qualified director candidates recommended by shareholders. All director candidates are evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders. For the current director nominees, the Committee considered candidate qualifications and other factors, including, those described in the section entitled “Director Nomination Process” above. Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Torre V, Business Park, P.O. Box 0819-08730, Panama City, Republic of Panama.
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

D.     Employees
The following table presents the total number of permanent employees, geographically distributed, on the dates indicated:

	As of December 31,
	2024	2023	2022
Bladex Head Office in Panama	287	237	208
New York Agency	8	7	6
Representative Office in Argentina	4	3	3
Representative Office in Brazil	10	8	9
Representative Office in Mexico	8	8	7
Representative Office in Colombia	5	5	5
Total Number of Permanent Employees	322	268	238
As of December 31, 2024, the Bank's workforce comprised 322 employees, representing 18 nationalities, 96% of which are from Latin American countries. The Bank's human capital is the main backbone of all business activities, ensuring the overall well-being of its employees, it became increasingly important. The Bank’s priority is to provide all employees with an environment that integrates both their professional fulfillment and personal well-being.
Having a multicultural work environment is one of Bladex’s main strengths. The presence of different nationalities and cultures among the Bank’s employees, coupled with the commitment and professionalism demonstrated, led to difficulties being taken as challenges and opportunities, enriching the Bladex brand.
The Bank’s goal is to have all employees, regardless of their race, ethnicity, religion, age, gender, national origin, or other characteristics, feel valued, respected and accepted for their unique characteristics and contributions to Bladex. For more information, please refer to Human Capital Management, and Diversity, Equity, and Inclusion, in the Environmental, Social and Governance section in Item 4.B.

E.     Share Ownership
See Item 6.B., “Directors, Executive Officers and Employees–Compensation–Beneficial Ownership.”

F.     Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable

Item 7.    Major Shareholders and Related Party Transactions
A.     Major Shareholders
As of December 31, 2024, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 12.3% of the total outstanding shares of voting capital stock of the Bank.
The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2024.

	As of December 31, 2024
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.8
Banco do Brasil SAUN Qd 5, Lote B, Torre II, 12 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.6
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.2
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.2
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.2
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,290	65.4	11.2
Total Shares of Class A Common Stock	6,342,189	100.0	17.2

Class B Common Stock
Banco de la Provincia de Buenos Aires San Martín 137 C1004AAC Buenos Aires, Argentina	884,461	51.7	2.4
The Korea Exchange Bank 35, Euljiro, Jun-gu Seoul 100-793, Korea	147,173	8.6	0.4
Sub-total shares of Class B Common Stock	1,031,634	60.3	2.8
Total Shares of Class B Common Stock	1,712,034	100.0	4.7

Class E Common Stock
Brandes Investment Partners, L.P. (1) 4275 Executive Square 5th Floor La Jolla California 92037 United States	4,508,530	15.7	12.3
BlackRock, Inc. (2) 50 Hudson Yards New York, New York 10001 United States	2,295,659	8.0	6.2
Sub-total shares of Class E Common Stock	6,804,189	23.7	18.5
Total Shares of Class E Common Stock	28,736,597	100.0	78.1

	As of December 31, 2024
	Number of Shares	% of Class	% of Total Common Stock
Class F Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	36,790,820		100.0
(1)Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated January 10, 2024, which reflected beneficial ownership of 16.16% (as of the date of the filing) and sole voting and dispositive power over 0 shares and shared voting and dispositive power over 3,524,818 shares and 4,508,530 shares, respectively. On February 2025, the Bank received information indicating that Brandes Investment Partners, LP (“Brandes”) beneficial ownership is approximately 9% (with no specific reference to an updated number of shares beneficially owned). Brandes has not made an additional filing reflecting such change and the Bank has not been able to confirm the number of shares that were beneficially owned by Brandes as of December 31, 2024.
(2)Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated October 25, 2024. BlackRock, INC., (“BlackRock”) has sole voting and dispositive power with respect to 2,194,858 shares and 2,295,659 shares, respectively, and shared voting and dispositive power with respect to 0 shares.

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
Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of the dates listed below:

	Number of Shares Outstanding as of
Class of Shares	December 31, 2024	December 31, 2023	December 31, 2022
Class A Common Shares	6,342,189	6,342,189	6,342,189
Class B Common Shares	1,712,034	2,089,075	2,089,075
Class E Common Shares	28,736,597	28,108,597	27,893,292
Class F Common Shares	0	0	0
Total Common Shares	36,790,820	36,539,861	36,324,556
The number of the Bank’s Class B common shares outstanding as of December 31, 2024 decreased by 377,041 shares from December 31, 2023, due to conversions to Class E common shares, which in turn Class E common shares outstanding increased by 628,000 shares during the year ended December 31, 2024, also due to restricted stocks granted to directors and restricted stock units vested during 2024.
As of December 31, 2024, there were a total of 51 holders of record of the Bank's Class E shares, of which 10 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 86% of the Bank’s outstanding Class E shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. None of the Bank’s Class A shares or Class B shares are held in the United States.
The Bank had no preferred stock issued and outstanding as of December 31, 2024.
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

As of December 31, 2024, and 2023, the Bank had credit transactions in the normal course of business with 13% and 10%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2024 and 2023, 7% and 6%, respectively, of the outstanding Loan Portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2024, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 2.8% of the total outstanding shares of the voting capital stock of the Bank.

In addition, the Bank had extended transactions, in the ordinary course of business, to three entities whose directors and/or executive officers are also a directors of the Bank. These entities were:
•Sudameris Bank SAECA, of which the Bank’s director, Roland Holst, is also a director. As of December 31, 2024, three loans remained outstanding to Sudameris Bank SAECA for the total amount of $65 million. These loans were made on August 9, August 22 and October 17, 2024. These outstanding loans had a weighted average interest rate of 5.95%. During 2024, the largest amount outstanding was $65 million.
•Banco do Brasil S.A., of which the Bank's director, Tarciana Gomes Medeiros, is the Chief Executive Officer and also a director. As of December 31, 2024, two loans remained outstanding for the total amount of $100 million. These loans were made on April 30 and June 10, 2024. These outstanding loans had a weighted average interest rate of 6.27%. During 2024, the largest amount outstanding was $100 million.
•Banco Patagonia S.A., of which Banco do Brasil S.A. owns 80.39%, representing absolute shareholder majority. As of December 31, 2024, two loans remained outstanding for the total amount of $10 million. These loans were made on October 29 and November 7, 2024. These outstanding loans had a weighted average interest rate of 7.68%. During 2024, the largest amount outstanding was $10 million.

All of the above mentioned loans were granted for commercial business purposes. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. In accordance with the Risk Policy and Assessment Committee’s charter, Directors of the Bank shall not participate in the approval process for credit facilities extended to institutions in which they are Executive Officers or Directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.
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
The cash dividend declared per share to the Bank’s shareholders totaled $2.125 per common share for the year ended December 31, 2024, a dividend increase of $0.875 per common share compared to the $1.250 per common share cash dividend declared for the year ended December 31, 2023 and to the $1.00 per common share cash dividend declared for the year ended December 31, 2022.
No special dividends were declared during three-year period ended December 31, 2024.
The following table presents information regarding dividends paid to holders of common shares on the dates indicated:

Payment date	Record date	Dividend per share
March 25, 2025	March 10, 2025	0.625
November 26, 2024	November 8, 2024	0.500
August 20, 2024	August 5, 2024	0.500
May 15, 2024	April 29, 2024	0.500
March 19, 2024	March 4, 2024	0.500
November 16, 2023	October 30, 2023	0.250
August 15, 2023	July 31, 2023	0.250
May 17, 2023	May 4, 2023	0.250
March 28, 2023	March 10, 2023	0.250
November 30, 2022	November 14, 2022	0.250
August 30, 2022	August 15, 2022	0.250
June 1, 2022	May 16, 2022	0.250
March 22, 2022	March 7, 2022	0.250
November 23, 2021	November 9, 2021	0.250
The Bank has no preferred shares issued and outstanding as of December 31, 2024.
B.     Significant Changes
Not applicable.
Item 9.    The Offer and Listing
A.     Offer and Listing Details
The Bank’s Class E shares are listed on the NYSE under the symbol “BLX”. The following table shows the high and low market prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $) (1)
	High	Low
2024	36.58	22.93
2023	25.73	15.71
2022	17.35	12.58
2021	19.33	14.30
2020	22.71	7.73
2025:
March	42.88	36.41
February	42.39	36.53

	Price per Class E Share (in $) (1)
	High	Low
January	39.40	35.11
2024:
December	34.31	31.70
November	35.47	31.99
October	36.58	33.69
2025:
First Quarter	42.88	35.11
2024:
First Quarter	30.08	22.93
Second Quarter	31.62	28.31
Third Quarter	34.45	27.37
Fourth Quarter	36.58	31.70
2023:
First Quarter	19.17	15.71
Second Quarter	22.11	16.60
Third Quarter	24.65	21.00
Fourth Quarter	25.73	20.02
(1)Corresponds to the highest and lowest sales price of the stock at any time during any given trading day. Source: NYSE Connect.
B.     Plan of Distribution
Not required in this Annual Report.
C.     Markets
The Bank’s Class A shares and Class B shares, which were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent 78.1% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2024. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis. There are no issued or outstanding Class F shares.
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
The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members. As of December 31, 2024, no Class F shares or preferred shares were issued and outstanding.
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
Interest Rate Risk Management and Sensitivity
The tables below list the notional amounts and weighted interest rates, as of December 31, 2024 and 2023, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps and forward currency exchange agreements.
As of December 31, 2024:

Expected maturity date
	2025	2026	2027	2028	2029	There- after	Without maturity	Total 2024	Fair value 2024
($ Equivalent in thousands)
ASSETS:
Securities and other financial assets
Fixed rate
U.S. Dollars	253,204	323,431	243,757	254,958	85,466	28,510	—	1,189,326	1,203,700
Average fixed rate	4.56%	3.20%	4.26%	4.73%	4.18%	1.92%	—	4.07%

Expected maturity date
	2025	2026	2027	2028	2029	There- after	Without maturity	Total 2024	Fair value 2024
($ Equivalent in thousands)
Loans at amortized cost
Fixed rate
U.S. Dollars	4,589,881	137,045	45,292	37,701	15,428	3,752	—	4,829,099	4,895,124
Average fixed rate	6.99%	7.19%	7.14%	6.85%	7.82%	6.00%	—	7.00%
Mexican Peso	17,832	15,487	—	—	—	—	—	33,319	29,850
Average fixed rate	15.53%	16.28%	—	—	—	—	—	15.88%
Chilean Peso	9,155	—	—	—	—	—	—	9,155	9,156
Average fixed rate	7.24%	—	—	—	—	—	—	7.24%
Floating rate
U.S. Dollars	1,171,836	842,874	523,944	212,833	248,304	185,408	—	3,185,199	3,306,191
Average floating rate	7.67%	7.71%	7.71%	8.39%	8.14%	7.75%	—	7.78%
Mexican Peso	149,123	17,298	33,995	44,433	37,310	—	—	282,159	296,284
Average floating rate	12.93%	13.37%	13.23%	13.35%	13.39%	—	—	13.12%
Euro	10,743	3,434	8,568	10,044	3,452	—	—	36,241	37,320
Average floating rate	5.19%	5.85%	5.54%	5.47%	6.64%	—	—	5.55%

LIABILITIES:
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	1,799,895	114,665	79,774	15,666	37,655	—	—	2,047,655	2,054,031
Average fixed rate	4.40%	5.18%	5.18%	5.97%	5.73%	—	—	4.51%
Mexican Peso	243,471	15,561	196,606	71,820	86,558	—	—	614,016	627,978
Average fixed rate	7.79%	9.09%	9.49%	9.75%	10.58%	—	—	8.99%
Euro	86,666	10,355	10,355	—	—	—	—	107,376	106,679
Average fixed rate	3.26%	0.90%	0.90%	—	—	—	—	2.81%
Japanese Yen	6,358	31,786	30,793	—	43,734	—	—	112,671	113,689
Average fixed rate	0.77%	1.19%	1.23%	—	1.49%	—	—	1.30%
Australian Dollar	—	—	—	—	—	9,133	—	9,133	11,358
Average fixed rate	—	—	—	—	—	6.92%	—	6.92%
Sterling Pound	—	—	4,629	—	—	—	—	4,629	4,400
Average fixed rate	—	—	1.50%	—	—	—	—	1.50%
Peruvian Soles	—	—	—	—	25,020	—	—	25,020	26,769
Average fixed rate	—	—	—	—	7.00%	—	—	7.00%
Floating rate
U.S. Dollars	175,000	312,739	430,000	8,000	—	—	—	925,739	937,507
Average floating rate	5.17%	5.76%	5.66%	6.31%	—	—	—	5.61%
Mexican Peso	130,234	241,463	109,280	207,195	11,756	28,728	—	728,656	752,290
Average floating rate	10.72%	10.72%	10.68%	10.63%	10.75%	11.52%	—	10.72%

INTEREST RATE SWAPS:
Interest Rate Swaps – Deposits
U.S. Dollars fixed to floating	71,000	60,000	—	—	—	—	—	131,000	(116)
Average pay rate	5.55%	5.46%	—	—	—	—	—
Average receive rate	5.60%	5.10%	—	—	—	—	—
Interest Rate Swaps – Repos
U.S. Dollars fixed to floating	—	68,985	—	—	—	—	—	68,985	71
Average pay rate	—	5.54%	—	—	—	—	—
Average receive rate	—	5.11%	—	—	—	—	—
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	—	25,000	50,000	—	—	—	—	75,000	(424)
Average pay rate	—	5.93%	5.59%	—	—	—	—
Average receive rate	—	5.44%	4.83%	—	—	—	—
Interest Rate Swaps – Issuances

Expected maturity date
	2025	2026	2027	2028	2029	There- after	Without maturity	Total 2024	Fair value 2024
($ Equivalent in thousands)
U.S. Dollars fixed to floating	44,263	229,283	99,693	172,141	163,493	29,268	—	738,142	(4,313)
Average pay rate	5.91%	5.42%	5.13%	5.92%	6.07%	5.98%	—
Average receive rate	5.75%	5.37%	5.04%	5.38%	5.57%	5.34%	—
Mexican Peso fixed to floating	—	—	119,700	—	—	—	—	119,700	425
Average pay rate	—	—	11.35%	—	—	—	—
Average receive rate	—	—	9.20%	—	—	—	—

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	20,757	—	—	—	—	—	—	20,757
U.S. Dollars fixed rate	6.79%	—	—	—	—	—	—
Pay U.S. Dollars	435,072	323,323	238,938	156,596	178,884	39,393	—	1,372,206
U.S. Dollars fixed rate	3.55%	3.06%	3.09%	4.73%	4.99%	5.34%	—
U.S. Dollars floating rate	—	6.18%	5.93%	—	6.30%	6.94%	—
Receive Mexican Peso	367,959	232,756	164,571	138,134	84,987	28,728	—	1,017,135
Mexican Peso fixed rate	9.06%	6.50%	9.20%	9.75%	10.78%	—	—
Mexican Peso floating rate	10.71%	10.72%	10.62%	10.62%	—	11.52%	—
Receive Euro	49,702	—	—	—	—	—	—	49,702
Euro fixed rate	3.46%	—	—	—	—	—	—
Pay Euro	20,709	10,354.5	10,354.5	—	—	—	—	41,418
Euro fixed rate	3.05%	0.90%	0.90%	—	—	—	—
Receive Japanese Yen	6,358	31,917	31,790	—	44,506	—	—	114,571
Japanese Yen fixed rate	0.77%	1.15%	1.22%	—	1.41%	—	—
Receive Australian Dollar	—	—	—	—	—	24,237	—	24,237
Australian Dollar fixed rate	—	—	—	—	—	6.81%	—
Receive Sterling Pound	—	—	4,629	—	—	—	—	4,629
Sterling Pound fixed rate	—	—	0.90%	—	—	—	—
Receive Peruvian Soles	—	—	—	—	25,020	—	—	25,020
Peruvian Soles fixed rate	—	—	—	—	7.00%	—	—
Pay Chilean Pesos	9,155	—	—	—	—	—	—	9,155
Chilean Pesos fixed rate	7.24%	—	—	—	—	—	—

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive Mexican Peso/ Pay U.S. Dollars	19,068	—	—	—	—	—	—	19,068	(411)
Average exchange rate	20.41%	—	—	—	—	—	—
Receive Euro/ Pay U.S. Dollars	876	—	—	—	—	—	—	876	(12)
Average exchange rate	1.05%	—	—	—	—	—	—
(1)Borrowings and placements include Repos, short and long-term borrowings and debt, gross of prepaid commissions.
As of December 31, 2023:

Expected maturity date
	2024	2025	2026	2027	2028	There- after	Without maturity	Total 2023	Fair value 2023
($ Equivalent in thousands)
ASSETS:
Securities and other financial assets
Fixed rate
U.S. Dollars	157,376	255,863	287,160	152,097	129,716	29,156	—	1,011,368	1,009,206

Expected maturity date
	2024	2025	2026	2027	2028	There- after	Without maturity	Total 2023	Fair value 2023
($ Equivalent in thousands)
Average fixed rate	4.04%	4.75%	3.54%	4.57%	4.89%	5.36%	—	4.30%

Loans at amortized cost
Fixed rate
U.S. Dollars	3,643,101	81,553	46,826	21,148	18,599	4,811	—	3,816,038	3,852,586
Average fixed rate	7..87%	7.29%	6.74%	6.17%	6.17%	6.00%		7.83%
Mexican Peso	10,978	1,469	—	—	—	—	—	12,447	12,374
Average fixed rate	13.55%	12.75%	—	—	—	—	—	13.45%
Floating rate
U.S. Dollars	949,962	840,737	729,704	236,641	128,829	159,730	—	3,045,603	3,077,974
Average floating rate	8.04%	8.63%	9.21%	9.61%	9.91%	9.88%	—	8.78%
Mexican Peso	127,881	104,449	2,592	7,927	37,816	10,453	—	291,118	293,790
Average floating rate	14.01%	13.64%	14.75%	13.96%	14.42%	13.41%	—	13.91%
Euro	1,840	4,094	5,502	10,056	8,869	—	—	30,361	30,705
Average floating rate	8.49%	8.24%	7.65%	6.88%	6.22%	—	—	7.11%

LIABILITIES:
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	1,134,356	446,586	20,378	30,000	15,995	—	—	1,647,315	1,634,838
Average fixed rate	5.48%	2.71%	5.79%	5.81%	5.85%	—	—	4.74%
Mexican Peso	—	240,800	6,185	244,181	88,350	27,977	—	607,493	607,164
Average fixed rate	—	6.96%	6.50%	9.40%	9.75%	10.78%	—	8.52%
Euro	54,898	11,040	11,040	11,040	—	—	—	88,018	87,712
Average fixed rate	3.77%	0.90%	0.90%	0.90%	—	—	—	2.69%
Japanese Yen	35,460	7,092	35,703	21,203	—	14,184	—	113,642	113,193
Average fixed rate	0.47%	0.77%	1.19%	1.10%	—	1.27%	—	0.93%
Australian Dollar	17,038	—	—	—	—	10,248	—	27,286	27,262
Average fixed rate	1.41%	—	—	—	—	6.79%	—	3.43%
Sterling Pound	—	—	—	4,716	—	—	—	4,716	4,493
Average fixed rate	—	—	—	1.50%	—	—	—	1.50%
Swiss Franc	11,889	—	—	—	—	—	—	11,889	11,507
Average fixed rate	0.35%	—	—	—	—	—	—	0.35%
Floating rate
U.S. Dollars	426,000	300,000	162,775	—	8,000	—	—	896,775	903,486
Average floating rate	6.22%	6.65%	6.77%	—	7.31%	—	—	6.48%
Mexican Peso	929,915	—	280,142	—	—	—	—	1,210,057	1,214,019
Average floating rate	12.05%	—	11.91%	—	—	—	—	12.01%
Euro	63,508	—	—	—	—	—	—	63,508	63,794
Average floating rate	4.55%	—	—	—	—	—	—	4.55%

INTEREST RATE SWAPS:
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	10,000	—	—	—	—	—	—	10,000	101
Average pay rate	3.55%	—	—	—	—	—	—
Average receive rate	5.48%	—	—	—	—	—	—
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	10,000	—	—	—	—	—	—	10,000	(519)
Average pay rate	5.59%	—	—	—	—	—	—
Average receive rate	7.75%	—	—	—	—	—	—
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	101,999	—	—	—	—	—	—	101,999	73
Average pay rate	5.96%	—	—	—	—	—	—
Average receive rate	5.87%	—	—	—	—	—	—
Interest Rate Swaps – Issuances

Expected maturity date
	2024	2025	2026	2027	2028	There- after	Without maturity	Total 2023	Fair value 2023
($ Equivalent in thousands)
U.S. Dollars fixed to floating	11,420	44,263	224,283	104,778	26,400	—	—	411,144	713
Average pay rate	6.24%	6.67%	6.38%	6.98%	6.36%	—	—
Average receive rate	5.89%	5.75%	5.44%	5.56%	5.35%	—	—
Mexican Peso fixed to floating	—	—	147,250	—	—	—	—	147,250	635
Average pay rate	—	—	12.39%	—	—	—	—
Average receive rate	—	—	9.20%	—	—	—	—
Interest Rate Swaps – Deposits
U.S. Dollars fixed to floating	301,000	6,000	—	—	—	—	—	307,000	3,564
Average pay rate	6.20%	6.57%	—	—	—	—	—
Average receive rate	6.14%	5.64%	—	—	—	—	—

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Pay U.S. Dollars	879,436	206,496	323,322	125,742	89,232	53,811	—	1,678,039	0
U.S. Dollars fixed rate	4.54%	2.25%	3.05%	2.12%	4.82%	4.32%	—
U.S. Dollars floating rate	6.27%	—	7.08%	6.73%	—	7.80%	—
Receive Mexican Peso	760,344	240,606	286,325	102,317	88,350	27,977	—	1,505,919	135,849
Mexican Peso fixed rate	—	6.97%	6.50%	9.20%	9.28%	10.78%	—
Mexican Peso floating rate	12.10%	—	11.87%	—	—	—	—
Receive Euro	88,320	11,040	11,040	11,040	—	—	—	121,440	(15,314)
Euro	3.75%	0.90%	0.90%	0.90%	—	—	—
Receive Japanese Yen	35,500	7,100	35,642	21,300	—	14,200	—	113,742	(13,639)
Japanese Yen fixed rate	0.52%	0.77%	1.15%	1.10%	—	1.27%	—
Receive Australian Dollar	17,037	—	—	—	—	10,222	—	27,259	(1,788)
Australian Dollar fixed rate	1.41%	—	—	—	—	6.81%	—
Receive Sterling Pound	—	—	—	4,716	—	—	—	4,716	(396)
Sterling Pound fixed rate	—	—	—	1.50%	—	—	—
Receive Swiss Franc	11,889	—	—	—	—	—	—	11,889	1,262
Swiss Franc fixed rate	0.35%	—	—	—	—	—	—

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive Mexican Peso/ Pay U.S. Dollars	11,192	—	—	—	—	—	—	11,192	(12)
Average exchange rate	16.97%	—	—	—	—	—	—
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
Foreign Exchange Risk Management and Sensitivity
The Bank accepts deposits and raises funds principally in U.S. dollars, and makes most loans in U.S. dollars. Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. In general, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In those cases where assets are funded in different currencies, forward foreign exchange or cross currency swap contracts are used to fully hedge the risk resulting from this cross currency funding, which, though economically hedged, might give rise to some accounting volatility.

The Bank does not run any foreign exchange trading business nor does it maintain open positions in any currencies beyond the minimum operational balances required to run the business of its representative offices and the foreign currency-denominated assets, liabilities and hedging derivative instruments.
Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no significant foreign exchange risk, nor does it hold material open foreign exchange positions. As of December 31, 2024, the Bank had an equivalent of $338 million in non-U.S. dollar financial assets and $337 million of non-U.S. dollar financial liabilities, reflecting a net currency position of $0.8 million. Most of this net currency position came from the Bank’s Mexican pesos loan book, which as of December 31, 2024 amounted to the equivalent of $312 million, mostly funded with liabilities denominated in the same currency. The rest of the open position is hedged with derivatives in order to avoid any currency mismatch.
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
The table below lists the carrying amount and fair value of the Investment Portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2024		As of December 31, 2023
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousands)
Investment Securities
Securities at amortized cost (1)	1,102,444	1,104,215	1,010,266	997,341
Securities at FVOCI	99,486	99,485	11,865	11,865
Interest rate swaps (2)	0	0	10,000	101
(1)As of December 31, 2024 and 2023, the carrying value of securities at amortized cost is net of accrued interest receivable of $13.9 million and $12.4 million, and the allowance for expected credit losses of $1.3 million and $1.6 million, respectively.
(2)As of December 31, 2024 and 2023, includes interest rate swaps that applies for hedge accounting.
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
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2024, and concluded that they were effective as of December 31, 2024.
b) Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2024. Such evaluation included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of management’s conclusions.
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
Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2024, the Bank’s internal control over financial reporting was effective.
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
Opinion on Internal Control Over Financial Reporting
We have audited Banco Latinoamericano de Comercio Exterior, S. A. and subsidiaries’ (the Bank) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 15, 2025 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG
Panama City, Republic of Panama
April 15, 2025
d) Changes in Internal Control over Financial Reporting
There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.
Item 16.    [Reserved]
Item 16A.    Audit Committee Financial Expert
The Board has determined that at least one member of the Audit Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011, as amended by Rule No. 05-2014, of the Superintendency of Banks. As of the date hereof, the Audit Committee’s financial expert is Mr. Roland Holst. Mr. Holst is independent as defined by the NYSE Listed Company Manual and Item 407 of Regulation S-K.
See Item 6.A., “Directors and Executive Officers.”
Item 16B.    Code of Ethics
The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officer, principal financial officer and principal accounting officer and was amended in July of 2024 and approved by the Board of Directors in its meetings held on July 16, 2024, without material-substantive changes.
A copy of the Bank’s amended Code of Ethics is being filed with the SEC as an Exhibit to this Annual Report and may also be found on the “Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/governance (for purposes of Section 406 of the Sarbanes-Oxley Act of 2002).
Item 16C.    Principal Accountant Fees and Services
The following table summarizes the fees paid and/or accrued by the Bank for audit services provided by KPMG, as well as fees paid by the Bank for audit-related services provided by KPMG for each of the last two fiscal years:

	As of December 31,
	2024	2023

Audit fees	$735,726	$721,604
Audit-related fees	139,700	180,000
Tax fees	0	0
All other fees	0	0
Total	$875,426	$901,604
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

Audit Committee Pre-Approval Policies and Procedures
The Audit Committee pre-approves all audit and audit-related services to be provided to the Bank by the Bank’s independent accounting firm. All of the services related to the audit fees and audit-related fees described above were approved by the Audit Committee.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On February 22, 2024, the Bank announced that its Board of Directors authorized a repurchase program of up to $50 million of the Bank’s common stock over time. Under this stock repurchase plan, the Bank may, from time to time in the future, purchase shares of its common stock through open market transactions, privately negotiated transactions, forward, derivative, or accelerated repurchase transactions, tender offers or through other legally permissible means, depending on the market conditions and in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended.
During the period ended December 31, 2024, the Bank has not repurchased any common stock since its $50 million common stock repurchase plan launched in February 2024.
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
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider Trading Policies
The Bank’s insider trading policies are included in its Code of Ethics (as defined in Item 16B), as amended in July 2024 and approved by the Board of Directors of the Bank in its meetings held on July 16, 2024.
A copy of the Bank’s amended Code of Ethics is being filed with the SEC as an Exhibit to this Annual Report on Form 20-F and may also be found on the “Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/governance (for purposes of Section 406 of the Sarbanes-Oxley Act of 2002).
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
For the year ended December 31, 2024, Bladex has not been a victim of critical system failures, data loss or cyber-attacks.

Artificial Intelligence (“AI”)
Generative AI is an emerging technology, to which the Bank is no exception. Therefore, to ensure the appropriated use of AI-powered applications, the Bank has defined policies, guidelines, and automated controls for monitoring and protecting information. These policies define the authorized use, appropriate use of data, content ownership, accuracy and integrity, ethical use, security measures, monitoring, and compliance.

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
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

/s/ Jorge Salas
Chief Executive Officer

April 15, 2025

EXHIBIT INDEX
Exhibit

Exhibit 1.1.	Amended and Restated Articles of Incorporation

Exhibit 1.2.	By-Laws

Exhibit 2.1.	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

Exhibit 8.1.	List of Subsidiaries

Exhibit 11.1	Code of Ethics

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 97.1	Clawback Policy

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries
Consolidated Financial Statements
as of December 31, 2024
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
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco Latinoamericano de Comercio Exterior, S. A. and subsidiaries (the Bank) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 15, 2025 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

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

Assessment of the allowance for loan losses

As discussed in Notes 3.4 and 5 to the consolidated financial statements, the Bank’s allowance for loan losses (ALL) was $78.1 million as of December 31, 2024, of which $51.4 million related to the allowance for loan losses evaluated on a collective basis (collective ALL) and $26.7 million related to the allowance for loan losses evaluated on an individual basis (individual ALL). Fundamental to the Bank's ALL estimate are the customer credit risk rating and the country risk rating which the Bank assigns to each loan. These ratings are determined using models that incorporate judgmental inputs and assumptions including, for the customer credit risk rating model, quantitative and qualitative factors of customer's financial performance and conditions and, for the country risk rating model, future macroeconomic scenarios and related assumptions. The Bank applies a three-stage approach to measure ALL. Generally, loans are initially classified in stage 1. Subsequently, the customer credit and country risk ratings are used to assess whether there has been a significant increase in credit risk (SICR), stage 2, or when the financial asset is credit impaired, stage 3. The Bank calculates a collective ALL for loans in stages 1 and 2 and assesses expected credit losses (ECL) on an individual basis for loans in stage 3. Lifetime ECL is recorded when the Bank determines that there has been a SICR (stage 2) or when the financial asset is in default (stage 3); otherwise, a 12-month ECL is recorded (stage 1). The collective ALL is the product of multiplying the Bank's estimates of probability of default (PD), loss given default (LGD) and the exposure at default (EAD) of each loan. The Bank uses models to develop the PD and LGD, which are derived from internal historical default and loss experience adjusted for current conditions. The Bank calculates ECL on an individual basis based on the expected cash flows which consider the possible recovery scenarios including the related collateral valuation when applicable.

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

The following are the primary procedures we performed to address this critical audit matter:

–We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's collective and individual ALL estimates. These included controls relating to: (i) model validation related to PD, LGD and collective ALL models, including the historical observation periods; (ii) review and approval of significant assumptions and judgments used by the Bank to determine PDs, LGDs and customer credit and country risk ratings; and (iii) data inputs for the collective and individual ALL models, including those used to determine customer credit and country risk ratings, including technology controls over the sources of data and the transfer of information through certain application systems and their processing.

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

–We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) testing a selection of the Bank's customer credit risk ratings by independently developing a rating using information of the borrower's financial performance and conditions and comparing them to the Bank's ratings; and (ii) evaluating cash flow recovery scenarios, the sources of repayment and any relevant guarantees or underlying collateral used in the individual ALL estimate.

/s/ KPMG
We have served as the Bank’s auditor since 2018.
Panama City, Republic of Panama
April 15, 2025

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of financial position
December 31, 2024
(In thousands of US dollars)

	Notes	2024	2023
Assets

Cash and due from banks	5,7,8	1,963,838	2,047,452

Investment securities	5,7,9	1,201,930	1,022,131

Loans	5,7,10,31	8,383,829	7,220,520

Customers' liabilities under acceptances	5,7	245,065	261,428
Derivative financial instruments - assets	5,7,13	22,315	157,267
Equipment, leases and leasehold improvements, net	14	19,676	16,794
Intangibles assets	15	3,663	2,605
Other assets	16	18,357	15,595
Total assets		11,858,673	10,743,792

Liabilities and Equity
Liabilities:
Deposits:
Demand deposits		440,029	510,195
Time deposits		4,972,695	3,897,954
	5,7,17	5,412,724	4,408,149
Interest payable		49,177	42,876
Total deposits		5,461,901	4,451,025

Securities sold under repurchase agreements	5,7,9,18	212,931	310,197
Borrowings and debt, net	5,7,19	4,352,316	4,351,988
Interest payable		37,508	49,217

Lease liabilities	5,20	19,232	16,707
Acceptances outstanding	5,7	245,065	261,428
Derivative financial instruments - liabilities	5,7,13	141,705	40,613
Allowance for losses on loan commitments and financial guarantee contracts	5,7	5,375	5,059
Other liabilities	21	45,431	53,734
Total liabilities		10,521,464	9,539,968

Equity:
Common stock	23	279,980	279,980
Treasury stock	23	(105,601)	(110,174)
Additional paid-in capital in excess of value assigned to common stock	23	124,970	122,046
Capital reserves	31	95,210	95,210
Regulatory reserves	31	149,666	136,019
Retained earnings		792,005	673,281
Other comprehensive income	24	979	7,462
Total equity		1,337,209	1,203,824
Total liabilities and equity		11,858,673	10,743,792
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of profit or loss
For the year ended December 31, 2024
(In thousands of US dollars, except per share data and number of shares)

	Notes	2024	2023	2022
Interest income:
Deposits		92,549	80,622	18,836
Securities		50,806	32,426	24,000
Loans		641,677	566,212	289,785
Total interest income	26	785,032	679,260	332,621
Interest expense:
Deposits		(300,890)	(217,042)	(66,044)
Securities sold under repurchase agreements	18	(11,675)	(9,232)	(7,340)
Borrowings and debt		(212,636)	(219,219)	(110,647)
Lease liabilities	20	(620)	(584)	(579)
Total interest expense	26	(525,821)	(446,077)	(184,610)

Net interest income		259,211	233,183	148,011

Other income (expense):
Fees and commissions, net	25	44,401	32,519	19,791
Loss on financial instruments, net	12	(483)	(45)	(1,410)
Other income, net		507	462	280
Total other income, net	26	44,425	32,936	18,661

Total revenues		303,636	266,119	166,672

Provision for credit losses	5,26	(17,299)	(27,463)	(19,521)

Operating expenses:
Salaries and other employee expenses	28	(51,923)	(47,232)	(34,219)
Depreciation and amortization of equipment, leasehold improvements	14	(2,499)	(2,280)	(2,154)
Amortization of intangible assets	15	(1,064)	(814)	(561)
Other expenses	29	(24,978)	(22,172)	(18,177)
Total operating expenses	26	(80,464)	(72,498)	(55,111)
Profit for the year		205,873	166,158	92,040

Per share data:
Basic earnings per share (in US dollars)	22	5.60	4.55	2.54
Weighted average basic shares (in thousands of shares)	22	36,740	36,481	36,304
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of comprehensive income
For the year ended December 31, 2024
(In thousands of US dollars)

	Note	2024	2023	2022
Profit for the year		205,873	166,158	92,040

Other comprehensive income:

Items that are or may be reclassified subsequently to the consolidated statement of profit or loss:
Change in fair value on financial instruments, net of hedging	24	(7,597)	286	19,613
Reclassification of gains (losses) on financial instruments to the consolidates statement of profit or loss	24	1,114	(949)	60

Other comprehensive income	24	(6,483)	(663)	19,673

Total comprehensive income for the year		199,390	165,495	111,713
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of changes in equity
For the year ended December 31, 2024
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balance at January 1, 2022	279,980	(115,799)	120,043	95,210	136,019	487,885	(11,548)	991,790

Profit for the year	—	—	—	—	—	92,040	—	92,040
Other comprehensive income	—	—	—	—	—	—	19,673	19,673
Issuance of restricted stock	—	1,039	(1,039)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	2,157	—	—	—	—	2,157
Exercised options and stock units vested	—	663	(663)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(36,313)	—	(36,313)
Balances at December 31, 2022	279,980	(114,097)	120,498	95,210	136,019	543,612	8,125	1,069,347

Profit for the year	—	—	—	—	—	166,158	—	166,158
Other comprehensive income	—	—	—	—	—	—	(663)	(663)
Issuance of restricted stock	—	1,148	(1,148)	—	—	—	—	—
Compensation cost - stock units plans	—	—	5,471	—	—	—	—	5,471
Exercised options and stock units vested	—	2,775	(2,775)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(36,489)	—	(36,489)
Balances at December 31, 2023	279,980	(110,174)	122,046	95,210	136,019	673,281	7,462	1,203,824

Profit for the year	—	—	—	—	—	205,873	—	205,873
Other comprehensive income	—	—	—	—	—	—	(6,483)	(6,483)
Issuance of restricted stock	—	1,038	(1,038)	—	—	—	—	—
Compensation cost - stock units plans	—	—	7,497	—	—	—	—	7,497
Exercised options and stock units vested	—	3,535	(3,535)	—	—	—	—	—
Regulatory credit reserve	—	—	—	—	4,549	(4,549)	—	—
Dynamic provision	—	—	—	—	9,098	(9,098)	—	—
Dividends declared	—	—	—	—	—	(73,502)	—	(73,502)
Balances at December 31, 2024	279,980	(105,601)	124,970	95,210	149,666	792,005	979	1,337,209
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of cash flows
For the year ended December 31, 2024
(In thousands of US dollars)

	Notes	2024	2023	2022
Cash flows from operating activities
Profit for the year		205,873	166,158	92,040
Adjustments to reconcile profit for the year to net cash (used in) provided by operating activities:
Depreciation and amortization of equipment, leasehold improvements	14	2,499	2,280	2,154
Amortization of intangible assets	15	1,064	814	561
Gain on remeasurement - lease liability		—	(36)	—
Provision for credit losses	5	17,299	27,463	19,521
Realized gain on financial instruments at FVTPL	12	(251)	—	(510)
Realized gain on financial instruments at FVOCI	12	(68)	—	—
Loss on sale of financial instruments at amortized cost	12	—	3,858	—
Compensation cost - share-based payment	28	7,497	5,471	2,157
Net changes in hedging position and foreign currency		(33,701)	37,894	719
Loss on disposal of equipment and leasehold improvements	14	12	3	6
Derecognition of intangible assets	15	—	20	—
Interest income		(785,032)	(679,260)	(332,621)
Interest expense		525,821	446,077	184,610
Changes in operating assets and liabilities:
Restricted and pledged deposits		(83,523)	(9,734)	(8,599)
Loans		(1,214,308)	(406,064)	(1,053,888)
Other assets		(3,057)	(7,376)	1,709
Due to depositors		1,005,136	1,217,433	154,488
Other liabilities		(9,107)	26,691	12,284
Cash flows (used in) provided by operating activities		(363,846)	831,692	(925,369)
Interest received		773,839	642,862	296,131
Interest paid		(532,652)	(412,440)	(140,415)
Net cash (used in) provided by operating activities		(122,659)	1,062,114	(769,653)

Cash flows from investing activities:
Acquisition of equipment, leases and leasehold improvements	14	(1,813)	(761)	(1,651)
Acquisition of intangible assets	15	(2,122)	(1,335)	(1,070)
Proceeds from the sale of securities at amortized cost		—	59,432	—
Proceeds from the sale of loans to FVTPL		—	—	49,681
Proceeds from the redemption of securities at amortized cost		298,655	298,429	132,524
Proceeds from the redemption of securities at FVOCI		—	78,600	112,840
Purchases of securities at amortized cost		(388,291)	(435,321)	(458,983)
Purchases of securities at FVOCI		(86,449)	(11,811)	—
Net cash used in investing activities		(180,020)	(12,767)	(166,659)

Cash flows from financing activities:
(Decrease) increase in securities sold under repurchase agreements		(97,323)	9,699	(127,000)
Net (decrease) increase in short-term borrowings and debt	19	(58,529)	(500,650)	579,065
Proceeds from long-term borrowings and debt	19	1,191,695	496,342	1,038,110
Payments of long-term borrowings and debt	19	(826,432)	(221,306)	(536,792)
Payments of lease liabilities	20	(1,091)	(1,032)	(995)
Dividends paid		(72,778)	(36,268)	(36,141)
Net cash provided by (used in) financing activities		135,542	(253,215)	916,247

(Decrease) increase net in cash and cash equivalents		(167,137)	796,132	(20,065)
Cash and cash equivalents at beginning of the year		1,987,068	1,190,936	1,211,001
Cash and cash equivalents at end of the year	8	1,819,931	1,987,068	1,190,936

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” together with its subsidiaries “Bladex” or the “Bank”), is domiciliated in Panama City, Republic of Panama, and is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and began operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
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
These consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2025.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.    Basis of preparation of the consolidated financial statements
2.1    Statement of compliance
The consolidated financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).
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
2.4    Basis of consolidation
The consolidated financial statements comprise the financial statements of Bladex and its subsidiaries. Bladex consolidates its subsidiaries from the date on which control is transferred to the Bank until the date on which control ceases. All intercompany balances and transactions have been eliminated on consolidation purpose and, when necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Bank’s accounting policies.
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
-    Exposure or rights to variable returns from its involvement with the investee and
-    The ability to use its power over the investee to affect its returns.
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
3.    Material accounting policies
Material accounting policies that have been applied consistently by the Bank for all years presented in these consolidated financial statements, are presented as follows:
3.1    Foreign currency
Foreign currency transactions
The Bank determines the functional currency for each subsidiary. The items included in the consolidated financial statements are measured using the functional currency of the Bank.
Transactions and balances
Assets and liabilities of foreign subsidiaries, whose local currency is considered their functional currency, are translated into the reporting currency (US dollars), using month-end spot foreign exchange rates. The Bank uses the exchange rates effective at the date of the transaction to translate revenues and expenses from local functional currency into presentation currency. The net effects of those translation adjustments are reported as a component of other comprehensive income in the consolidated statement of changes in equity.
Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate effective at the date on which fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the exchange rate effective at the date of the transaction.
Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of foreign subsidiaries whose functional currency is the US dollar, are recorded at the exchange rate effective at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using month-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollar are included in current year’s earnings in the line item "gain (loss) on financial instruments, net" in the consolidated statement of profit or loss, except for those corresponding to monetary items that are designated as hedge items in qualifying cash flow or net investment hedges which are recognized in other comprehensive income until maturity or sale, at which time the carrying amount is reclassified to profit or loss, except for the carrying amount of equity instruments designated to be measured at fair value through other comprehensive income.
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
3.2    Interest
Effective interest rate
Interest income and expense are recognized in the consolidated statement of profit or loss using the effective interest method. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument measured at amortized cost.

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
Methodology for calculation of interest income and expense
The effective interest rate is calculated on initial recognition for financial instruments measured at either amortized cost or fair value through other comprehensive income. In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the financial instrument, when the asset is not credit-impaired, or to the amortized cost of the liability. The effective interest rate is revised as a result of periodic re-measurement of cash flows of floating-rate instruments to reflect movements in market interest rates.
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
3.3    Fees and commissions
Fees that are integral part of the effective interest rate on a financial asset or financial liability are described in Note 3.2.
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

3.4    Financial assets and liabilities
A.    Date of recognition and initial measurement
The Bank initially recognizes loans, deposits, securities and financial liabilities on settlement date. Other financial instruments are recognized on trade date, the date on which the Bank becomes a party to the contractual provisions of the instrument.
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
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)
3.4    Financial assets and liabilities (continued)
B.    Classification of financial assets
The Bank classifies its financial assets as subsequently measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL) based on the Bank’s business model for managing the financial assets and the contractual cash flow characteristics of these financial assets.
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
The remaining of financial assets are classified at FVTPL, when the assessment of the financial instrument’s contractual terms and the cash flows derived from it determine that the SPPI criteria is not met for its classification at amortized cost or at FVOCI.
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

3.    Material accounting policies (continued)
3.4    Financial assets and liabilities (continued)
D.    Business model assessment
The Bank assesses the objective of the business model at a level that reflects how the financial asset groups are managed to obtain a particular business objective and how information on those assets is provided to Management. The assessment considers the following:
-    The Bank’s policies and objectives for the portfolio and the operation of those policies in practice. In particular, if management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;
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
As of December 31, 2023, the Bank has adopted two new business models for the loan classification, which consist of the origination and acquisition of loans for trading and loans at fair value through other comprehensive income.
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
-    When the Bank has transferred its rights to receive cash flows from an asset or has entered into a pass–through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Bank’s continuing involvement in the asset. In that case, the Bank also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the contractual rights and obligations that the Bank has retained.
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

In derecognizing the financial asset, the allowance for credit risk are deducted from the gross carrying amount of the financial asset; any accumulated gain or loss that has been recognized in other comprehensive income is recognized in profit or loss.

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
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)
3.4    Financial assets and liabilities (continued)
I.    Offsetting

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Bank currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Generally, this is not the case with a contractual compensation agreement; therefore, related assets and liabilities are presented with their gross amounts in the consolidated statement of financial position.

Income and expenses are presented on a net basis only when permitted under IFRS Standards, or for gains or losses arising from a group of similar transactions.
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
Each exposure will be assigned to a risk rating at the time of initial recognition based on the available information about the customer and the country. Exposures will be subject to continuous monitoring, which may result in the change of an exposure to a different risk rating.
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
The table below provides a mapping of the Bank’s internal credit risk grades to external ratings.

Internal rating	12 - Month average PD (1) %	External rating (2)	Description
1 - 4	0.09	Aaa – Ba1	Exposure in customers or countries with payment ability to satisfy their financial commitments.
5 - 6	2.26	Ba2 – B3	Exposure in customers or countries with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	7.81	Caa1 - Caa3	Exposure in customers whose primary source of payment (operating cash flows) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, or in countries where the operation carries certain risks.
8 - 9	34.52	Ca	Exposure in customers whose operating cash flows continuously show insufficiency to service the debt on the originally agreed terms, or in countries where the operation is limited or restricted to certain terms, structure and types of credits.
10	100	C	Exposure to customers with operating cash flows that do not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.
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
The Bank determines ECL using two methodologies to determine if there is objective evidence of impairment for financial instruments:
-    Individually assessed
The expected credit losses on individually assessed financial instruments are determined by an evaluation of the exposures on a case-by-case basis, for operations that maintain a credit rating of 7 or higher. This procedure is applied to all credit transactions that are individually significant or not. If it is determined that there is no objective evidence of impairment for an individual credit transaction, it is included in a group of credit transactions with similar credit risk characteristics and is collectively assessed to determine whether there is impairment.
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
Additionally, management may apply complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data.

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
3.8    Securities
Securities presented in the consolidated statement of financial position include:
-    Debt investment securities measured at amortized cost; these are initially measured at fair value plus incremental direct transaction costs, and subsequently at their amortized cost using the effective interest rate method, except for those designated as hedged items in qualifying fair value hedging relationships which are measured at amortized cost adjusted for the hedged risk component associated with the hedging relationship.
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

The Bank, on behalf of its client’s base, issues, confirms and advises letters of credit to facilitate foreign trade transactions. When issuing, confirming and advising letters of credit, the Bank adds its own unqualified assurance that the Bank will pay upon presentation of complying documents as per the terms and conditions established in the letter of credit. The Bank also issues, confirms and advises stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its customers and third parties. The Bank applies the same credit policies used in its lending process, and once the commitment is issued, it becomes irrevocable and remains valid until its expiration upon the presentation of complying documents on or before the maturity date.
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
The right-of-use asset is recognized at cost from the initial measurement of lease liabilities, adjusted for any prepayment, incremental cost, dismantling cost and accumulated depreciation. Subsequently, it is depreciated using the straight-line method from the inception date until the end of the lease term. In addition, the right-of-use asset is reduced by impairment losses, if applicable, and is adjusted for certain new measurements of the lease liability. The Bank presents its right of use assets in the line item of equipment, leases and leasehold improvements and the liability as lease liabilities, both in the consolidated statement of financial position.
C.    As a sublessor

Sub-leases of assets for rights of use are classified as operating leases. The subleased portion is classified as investment property, which is subsequently measured by applying the cost model. Lease income is recognized in profit or loss in the period in which it is earned.
The Bank applies the service fulfillment to revenue from contracts with customers approach to assign the consideration in the contract to each lease component and that is not a lease.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)
3.12    Equipment, leases and leasehold improvements

Equipment, leases and leasehold improvements are stated at cost excluding the costs of day–to–day maintenance, less accumulated depreciation, amortization and impairment losses, if applicable. Changes in the expected useful lives are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.
Depreciation is calculated using the straight–line method over their estimated useful life, to write down the cost of assets and equipment to their residual values. The estimated useful lives are as follows:

Useful life in years
Furniture and equipment	3 to 5 years
Hardware	3 years
Other equipment	2 to 4 years
Leases and leasehold improvements	3 to 15 years or up to the lease term
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
3.13    Intangible assets
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
Bank’s intangible assets include the cost of computer software, licenses, model design, among others. Gains or losses arising from the derecognition of an intangible asset are determined by the Bank as the difference between the proceeds from the sale or disposal and the net carrying amount of the intangible asset and recognized in profit or loss for the year in which the transaction occurs.
3.14    Impairment of non-financial assets

A non-financial asset is impaired when the Bank is not be able to recover that asset’s carrying value, either through its use or sale. If circumstances arise which indicate that a non-financial asset might be impaired, a review should be undertaken of its cash generating abilities through use or sale. This review will produce an amount which should be compared with the asset’s carrying value, and if the carrying value is higher, the difference must be written off as impairment in profit or loss. On the other hand, if there is any indication that previously recognized impairment losses may no longer exist or may have decreased, the Bank makes an estimate of the recoverable amount. In that case, the carrying amount of the asset is increased to its recoverable amount. This increase cannot exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss.

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
3.16    Share-based payments
Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee. The fair value of each option is estimated at the grant date using a binomial option-pricing model. When stock options and restricted stock units vested are exercised, the Bank’s policy is to sell treasury stock, if available.
3.17    Equity
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
3.19    Taxes
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
Current and deferred tax

The current tax at the reporting date as well as for the deferred tax, result in an inmaterial amount, whereby the changes are presented in the consolidated statement of profit or loss as other expenses.
The Bank performs an annual assessment of laws and regulations in its different jurisdictions together with its tax experts to determine uncertainty regarding income tax treatments, concluding that there is no uncertainty about tax treatments applied in each tax legislation.
3.20    Segment reporting
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
3.20    Segment reporting (continued)
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)

3.21    Judgments, estimates and significant accounting assumptions (continued)
i.    Significant increase in credit risk
For the financial assets in stage 1, ECL are measured as an allowance equal to 12-month ECL and lifetime ECL on stage 2 or stage 3 assets. An asset moves to stage 2 or stage 3 when its credit risk has increased significantly since initial recognition. In assessing whether the credit risk of an asset has significantly increased, the Bank takes into account reasonable and supportable forward-looking qualitative and quantitative information.
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
Business model assessment
Classification and measurement of financial assets depends on the results of the SPPI and the business model test. The Bank determines the business model at a level that reflects how groups of financial assets are managed together to achieve a particular business objective. This assessment includes judgment reflecting all relevant evidence including how the assets performance is evaluated and their performance is measured, and the risks that affect the performance of the assets and how they are managed. The Bank monitors financial assets measured at amortized cost or fair value through other comprehensive income that are derecognized prior to their maturity to understand the reason for their disposal and whether the reasons are consistent with the objective of the business for which the asset was held.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)
3.21    Judgments, estimates and significant accounting assumptions (continued)
B.    Estimates and assumptions
The key assumptions concerning the future and other key sources of estimating uncertainty at the reporting date, that have a significant risk of causing a significant adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Bank based its assumptions and estimates on available parameters when preparing the consolidated financial statements. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances beyond the control of the Bank. Such changes are reflected in the assumptions when they occur.
Going concern
The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Therefore, the consolidated financial statements were prepared on a going concern basis.
4. New accounting standards and amendments for the 2024 period and upcoming requirements
New standards and amendments adopted by the Bank
The following amendments and modifications have been applied by the Bank without identifying material impacts on the consolidated financial statements, or on their disclosures:
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
New accounting standards and amendments not yet adopted by the Bank
Certain new accounting standards and amendments to accounting standards are effective for the years 2025, 2026 and 2027 and earlier application is permitted. The Bank has not early adopted any of these new accounting standards or amendments in preparing these consolidated financial statements.
January 1, 2025: Lack of Interchangeability - Amendments to IAS 21: The amendments add requirements to help entities to determine whether a currency is exchangeable into another currency and which spot exchange rate to use when it is not. Prior to these amendments, IAS 21 set out the exchange rate to use when exchangeability is temporary lacking, but not what to do when the lack of exchangeability is not temporary.
The Bank does not anticipate that the application of these amendments has an impact on the Bank’s consolidated financial statements in the future periods.

January 1, 2026: Classification and measurement of financial instruments - Amendments to IFRS 9 and IFRS 7: The specific amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures include new requirements not only for financial institutions but also for corporate entities. These amendments:

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4. New accounting standards and amendments for the 2024 period and upcoming requirements (continued)

New accounting standards and amendments not yet adopted by the Bank (continued)

a.clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

b.clarify and add further guidance for assessing whether a financial asset meets the solely payments-of-principal-and-interest (SPPI) criterion;

c.add new disclosures for certain instruments with contractual terms that may change cash flows (such as some financial instruments with features linked to the achievement of environmental, social and governance objectives); and

d.update disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The Bank is in the process of assessing the impact of the new amendments.

January 1, 2027: Presentation and disclosure in financial statements - IFRS 18: This new standard on presentation and disclosure in financial statements, which replaces IAS 1, with a focus on updates the statements of profit or loss.

Key new concepts introduced in IFRS 18 relate to:

a.the structure of the statement of profit or losses with defined subtotals;

b.requirement to determine the most useful summary structure for presenting expenses in the statement of profit of losses disclosures

c.required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (i.e., performance measures defined by management, "MPMs"); and

d.enhanced principles on aggregation and disaggregation that apply to the primary financial statements and notes generally.

The Bank is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the consolidated statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Bank is also assessing the impact of on how information is grouped in the consolidated financial statements, including for items currently labelled as “other”.

January 1, 2027: Subsidiaries without Public Accountability - IFRS 19. The new standard allow for certain eligible subsidiaries that report under IFRS accounting standards apply reduced disclosure requirements of IFRS 19. These reduce disclosure requirement are expected to balance the information needs of users of eligible subsidiaries' financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries. A subsidiary is eligible if:

a.has no public accountability; and

b.has an ultimate or intermediate parent company that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

The Bank does not anticipate that IFRS 19 will be applied for purposes of the Bank’s consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5. Financial risk review
This note presents information about the Bank’s exposure to financial risks.

A.    Credit risk

i.    Credit quality analysis
The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. Unless specifically stated, for financial assets the amounts in the table represent the outstanding gross balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively. Explanation of the terms ‘Stage 1’, ‘Stage 2’ and ‘Stage 3’ is included in Note 3.4 (K).
Loans, outstanding principal balance

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 -0.41	2,940,390	—	—	2,940,390
Grades 5 - 6	0.42 - 3.81	4,665,509	297,384	—	4,962,893
Grades 7 - 8	3.82 - 34.52	383,560	71,289	—	454,849
Grades 9 - 10	34.53 - 100	—	—	17,040	17,040
		7,989,459	368,673	17,040	8,375,172
Loss allowance		(45,635)	(20,040)	(12,483)	(78,158)
Total		7,943,824	348,633	4,557	8,297,014

	December 31, 2023
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,893,562	—	—	2,893,562
Grades 5 - 6	0.75 - 3.80	3,680,969	237,878	—	3,918,847
Grades 7 - 8	3.81 - 34.51	303,445	69,606	—	373,051
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		6,877,976	307,484	10,107	7,195,567
Loss allowance		(34,778)	(17,734)	(6,898)	(59,410)
Total		6,843,198	289,750	3,209	7,136,157

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	December 31, 2024
	12-months PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.05 - 0.41	545,855	—	—	545,855
Grades 5 - 6	0.42-3.81	630,648	6,099	—	636,747
Grades 7 - 8	3.82 - 34.52	226,278	5,500	—	231,778
		1,402,781	11,599	—	1,414,380
Customers' liabilities under acceptances
Grades 1 - 4	0.05 - 0.41	204,421	—	—	204,421
Grades 5 - 6	0.42 - 3.81	1,155	—	—	1,155
Grades 7 - 8	3.82 - 34.52	39,489	—	—	39,489
		245,065	—	—	245,065
		1,647,846	11,599	—	1,659,445
Loss allowance		(4,815)	(560)	—	(5,375)
Total		1,643,031	11,039	—	1,654,070

	December 31, 2023
	12-months PD Ranges	Stage 1	Stage 2		Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.03 - 0.74	457,901	—		—	457,901
Grades 5 - 6	0.75 -3.80	416,786	24,996		—	441,782
Grades 7 - 8	3.81 - 34.51	160,473	3,550		—	164,023
		1,035,160	28,546		—	1,063,706
Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	163,438	—		—	163,438
Grades 5 - 6	0.75 - 3.80	2,009	—		—	2,009
Grades 7 - 8	3.81 - 34.51	95,981	—		—	95,981
		261,428	—		—	261,428
		1,296,588	28,546		—	1,325,134
Loss allowance		(3,905)	(1,154)	0	—	(5,059)
Total		1,292,683	27,392		—	1,320,075

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Securities at amortized cost, outstanding principal balance

	December 31, 2024
	12-months PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.41	1,007,762	—	—	1,007,762
Grades 5 - 6	0.42 - 3.81	72,388	10,427	—	82,815
		1,080,150	10,427	—	1,090,577
Loss allowance		(1,133)	(178)	—	(1,311)
Total		1,079,017	10,249	—	1,089,266

	December 31, 2023
	12-months PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	913,524	—	—	913,524
Grades 5 - 6	0.75 - 3.80	57,674	28,346	—	86,020
		971,198	28,346	—	999,544
Loss allowance		(1,230)	(402)	—	(1,632)
Total		969,968	27,944	—	997,912
Securities at FVOCI

	December 31, 2024
	12-months PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.41	98,771	—	—	98,771
		98,771	—	—	98,771
Loss allowance - FVOCI		(23)	—	—	(23)
Total - Fair value		98,748	—	—	98,748

	December 31, 2023
	12-months PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	11,825	—	—	11,825
		11,825	—	—	11,825
Loss allowance - FVOCI		(1)	—	—	(1)
Total - Fair value		11,824	—	—	11,824

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
The following table presents information of the current and past due balances of loans as of December 31:

	December 31,
	2024	2023
Current	8,358,132	7,185,460
Past due (1)	17,040	10,107
Total	8,375,172	7,195,567
(1) Past due loans are classified in Stage 3.
The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	December 31, 2024
	Notional value USD	Derivative financial instruments - fair value assets	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,132,827	10,805	(2,667)
Cross-currency swaps	1,391,715	11,510	(139,038)
Total	2,524,542	22,315	(141,705)

	December 31, 2023
	Notional value USD	Derivative financial instruments - fair value assets	Derivative financial instruments - fair value liabilities
Interest rate swaps	987,394	11,358	(790)
Cross-currency swaps	1,678,042	145,909	(39,823)
Total	2,665,436	157,267	(40,613)

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
The International Swaps and Derivatives Association master agreement (“ISDA”) and the Global Master Repurchase Agreement (“GMRA”) do not meet the criteria for offsetting in the consolidated statement of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events.
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
Loans

The main types of collateral obtained for commercial loans are as follows:
-    Liens on real estate property, inventory and trade receivables.

The Bank also obtains guarantees from parent companies for loans to their subsidiaries. Management monitors the market value of collateral and will request additional collateral in accordance with the underlying agreement. It is the Bank’s policy to dispose of repossessed property in an orderly manner. The proceeds are used to reduce or repay the outstanding claim. In general, the Bank does not occupy repossessed property or received in lieu of payment, for business use.
The Bank holds guarantees and other financial credit enhancements against certain exposures in the loan portfolio. As of December 31, 2024, and 2023, the coverage ratio to the carrying amount of the loan portfolio was 9% and 16% respectively.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Supplementary, for the expected credit loss measurement, the results of the “alert model” can be considered, through the assessment of a severity indicator to total risk resulting from the estimates and assumptions of several macroeconomic factors. These estimates and assumptions are supported by a base scenario. Other scenarios represent upside and downside results. The implementation and interpretation of the outcomes of the alert model are based on Management´s expert judgment, giving consideration to areas such as Credit Risk, Economic Studies and Loan Recovery of the Bank.
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
The review of both each country and the region incorporates a large number of variables. The historical and prospective information on these variables allows for the estimation of possible macroeconomic effects on the Bank's portfolio. In any case, the main variables used in the model as inputs are:

Variables	Description
GDP Growth (Var. %)	% Variation in the growth of the Gross Domestic Product (GDP)

ComEx Growth Index (Var. %)	% Variation in foreign trade growth (Export + Import)
The model uses macroeconomic variables in levels and variations as main inputs to understand and project the behavior of the different economies. This historical and projected information, over a period of five years, allows management to estimate the macroeconomic effects on the Bank's portfolio.

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

		Variable
		GDP Growth (Var.% )		ComEx Growth Index (Var.% )
		December 31,		December 31,
	Scenario	2024	2023	2024	2023
	Central	2.3%	2.1%	5.3%	2.5%
Brazil	Upside	3.3%	3.1%	8.8%	6.0%
	Downside	0.9%	0.7%	1.3%	-1.5%
	Central	2.6%	2.4%	3.0%	0.2%
Colombia	Upside	3.7%	3.5%	6.0%	3.2%
	Downside	1.3%	1.1%	-0.5%	-3.3%
	Central	1.8%	2.4%	2.8%	4.9%
Mexico	Upside	2.8%	3.4%	6.8%	8.9%
	Downside	0.6%	1.2%	-1.7%	0.4%
	Central	2.3%	1.8%	4.4%	1.4%
Chile	Upside	3.4%	2.9%	7.9%	4.9%
	Downside	1.1%	0.6%	0.4%	-2.6%
	Central	4.8%	4.2%	4.5%	3.6%
Dominican Republic	Upside	6.0%	5.4%	8.0%	7.1%
	Downside	3.5%	2.9%	0.5%	-0.4%
	Central	3.5%	3.4%	5.8%	4.7%
Guatemala	Upside	4.5%	4.4%	8.8%	7.7%
	Downside	2.3%	2.2%	2.3%	1.2%
	Central	2.9%	2.3%	4.2%	2.7%
Peru	Upside	3.9%	3.3%	7.7%	6.2%
	Downside	1.7%	1.1%	0.2%	-1.3%
	Central	1.6%	1.8%	2.1%	0.2%
Ecuador	Upside	2.6%	2.8%	5.1%	3.2%
	Downside	0.1%	0.3%	-1.4%	-3.3%
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410
Transfer to lifetime expected credit losses	(235)	(1,237)	1,472	—
Net effect of changes in allowance for expected credit losses	(1,007)	6,013	2,978	7,984
Financial instruments that have been derecognized during the year	(23,723)	(5,807)	—	(29,530)
New financial assets originated or purchased	35,822	3,337	—	39,159
Recoveries	—	—	1,135	1,135
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200
Transfer to lifetime expected credit losses	(752)	752	—	—
Net effect of changes in allowance for expected credit losses	(2,363)	11,195	6,481	15,313
Financial instruments that have been derecognized during the year	(17,950)	(879)	—	(18,829)
New instruments originated or purchased	27,254	1,616	—	28,870
Write-offs	—	—	(21,144)	(21,144)
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410
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

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059
Transfer to lifetime expected credit losses	(84)	84	—	—
Net effect of changes in reserve for expected credit losses	(154)	312	—	158
Financial instruments that have been derecognized during the year	(2,671)	(1,136)	—	(3,807)
New instruments originated or purchased	3,819	146	—	3,965
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628
Transfer to lifetime expected credit losses	(24)	24	—	—
Transfer to 12-month expected credit losses	22	(22)	—	—
Net effect of changes in reserve for expected credit losses	(58)	21	—	(37)
Financial instruments that have been derecognized during the year	(2,824)	—	—	(2,824)
New instruments originated or purchased	3,184	1,108	—	4,292
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059
Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632
Transfer to lifetime expected credit losses	(21)	21	—	—
Net effect of changes in allowance for expected credit losses	(55)	(7)	(331)	(393)
Financial instruments that have been derecognized during the year	(392)	(238)	—	(630)
New financial assets originated or purchased	371	—	—	371
Recoveries	—	—	331	331
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951
Transfer to lifetime expected credit losses	(46)	46	—	—
Net effect of changes in allowance for expected credit losses	(58)	547	1,252	1,741
Financial instruments that have been derecognized during the year	(1,074)	(218)	—	(1,292)
New financial assets originated or purchased	238	—	—	238
Write-offs	—	(1,752)	(5,254)	(7,006)
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1	—	—	1
Net effect of changes in allowance for expected credit losses	1	—	—	1
New financial assets originated or purchased	21	—	—	21
Allowance for expected credit losses as of December 31, 2024	23	—	—	23

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	10	—	—	10
Financial instruments that have been derecognized during the year	(11)	—	—	(11)
New financial assets originated or purchased	2	—	—	2
Allowance for expected credit losses as of December 31, 2023	1	—	—	1

The following table provides a reconciliation between:
-    Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and
-    The provision for credit losses’ line item in the consolidated statement of profit or loss.

	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities
December 31, 2024			At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	7,984	158	(393)	1	7,750
Financial instruments that have been derecognized during the year	(29,530)	(3,807)	(630)	—	(33,967)
New financial assets originated or purchased	39,159	3,965	371	21	43,516
Total	17,613	316	(652)	22	17,299

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
The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

	December 31,
Loans at amortized cost:	2024	2023
Credit-impaired loans at beginning of year	6,898	21,561
Classified as credit-impaired during the year	1,472	—
Change in allowance for expected credit losses	2,832	6,181
Interest income	146	300
Write-off	—	(21,144)
Recoveries	1,135	—
Credit-impaired loans at end of year	12,483	6,898

	December 31,
Securities at amortized cost:	2024	2023
Investments at amortized cost with credit impairment at beginning of year	—	4,002
Change in allowance for expected credit losses	(331)	1,249
Interest income	—	3
Write-off	—	(5,254)
Recoveries	331	—
Credit-impaired for investments at amortized cost at end of year	—	—

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
Concentration by sector and industry

	Principal balance Loans at amortized cost		Loans commitments and financial guarantee contracts		Principal balance Securities at amortized cost
	December 31,		December 31,		December 31,
	2024	2023	2024	2023	2024	2023
Carrying amount - principal	8,375,172	7,195,567	245,065	261,428	1,090,577	999,544
Amount committed/guaranteed	—	—	1,414,380	1,063,706	—	—

Concentration by sector
Corporations:
Private	4,394,226	3,192,357	913,266	727,379	606,249	582,877
State-owned	963,775	1,204,471	82,241	115,542	11,854	20,619
Financial institutions:
Private	2,521,065	2,248,150	140,287	97,381	353,273	311,870
State-owned	413,775	464,917	523,651	384,832	28,264	35,149
Sovereign	82,331	85,672	—	—	90,937	49,029
Total	8,375,172	7,195,567	1,659,445	1,325,134	1,090,577	999,544

Concentration by industry
Financial institutions	2,934,840	2,713,067	663,938	482,213	398,390	351,463
Manufacturing	2,364,969	1,702,514	555,844	464,433	365,954	346,140
Oil and petroleum derived products	950,225	1,330,526	95,878	106,518	87,902	95,144
Agricultural	448,366	239,498	32,229	22,546	—	—
Services	639,701	465,113	163,396	108,632	113,323	84,840
Mining	267,581	328,415	51,413	26,329	14,676	9,690
Sovereign	82,331	85,672	—	—	53,908	49,029
Other	687,159	330,762	96,747	114,463	56,424	63,238
Total	8,375,172	7,195,567	1,659,445	1,325,134	1,090,577	999,544

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Concentration by sector and industry at fair value OCI:

	Securities FVOCI
	December 31,
	2024	2023
Carrying amount - principal	98,748	11,824

Concentration by sector
Financial institutions:
State-owned	98,748	11,824
Total	98,748	11,824

Concentration by industry
Financial institutions	98,748	11,824
Total	98,748	11,824

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Concentration by country

	Principal balance - Loans at amortized cost		Loans commitments and financial guarantee contracts		Principal balance - Securities at amortized cost

	December 31,		December 31,		December 31,
	2024	2023	2024	2023	2024	2023
Carrying amount - principal	8,375,172	7,195,567	245,065	261,428	1,090,577	999,544
Amount committed/guaranteed	—	—	1,414,380	1,063,706	—	—

Concentration by country
Argentina	109,989	52,264	248	—	—	—
Australia	—	—	—	—	9,784	4,803
Belgium	17,632	14,223	—	—	14,868	—
Bolivia	—	—	1,000	4,270	—	—
Brazil	1,242,830	1,008,633	188,125	83,932	23,863	31,009
Canada	11,742	22,599	26,413	24,996	44,050	38,508
Chile	451,288	454,885	50,976	16,423	37,114	79,495
Colombia	908,811	938,897	82,225	67,545	14,864	23,837
Korea	—	—	—	—	14,349	1,839
Costa Rica	351,514	284,709	55,263	51,895	8,001	7,988
Dominican Republic	851,951	637,199	122,057	157,986	—	4,705
Ecuador	217,682	190,628	269,369	259,597	—	—
El Salvador	70,163	82,500	20,000	—	—	—
France	91,746	27,454	46,573	96,249	14,897	—
Germany	—	—	15,000	15,000	29,632	14,750
Guatemala	998,379	704,012	113,028	100,227	—	—
Honduras	214,695	221,672	1,625	975	—	—
China	15,000	15,000	—	—	—	—
Ireland	—	—	—	—	14,281	14,976
Israel	—	—	—	—	—	4,788
Italy	1,738	—	—	—	—	14,660
Jamaica	43,176	101,858	—	—	—	—
Japan	9,362	12,037	—	—	61,286	38,548
Luxembourg	—	89,833	—	—	—	—
Mexico	1,018,753	838,495	184,208	83,561	27,633	62,229
Netherlands	—	—	25,764	800	—	—
Norway	—	—	—	—	9,764	9,838
Panama	452,130	374,364	22,243	29,301	71,270	33,977
Paraguay	191,843	186,426	230	230	—	—
Peru	413,588	536,236	356,978	223,460	30,459	30,635
Puerto Rico	22,320	—	10,000	—	—	—
Spain	—	—	8	—	—	—
Singapore	280,491	145,807	6,514	7,057	—	—
Sweden	—	—	—	—	14,798	—
Trinidad and Tobago	166,952	132,783	—	—	—	—
United States of America	134,437	74,139	7,114	—	611,068	539,727
United Kingdom	74,311	37,314	—	—	38,596	43,232
Uruguay	12,649	11,600	54,484	101,630	—	—
Total	8,375,172	7,195,567	1,659,445	1,325,134	1,090,577	999,544

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Concentration by country financial instruments at fair value OCI:

	Securities at FVOCI
	December 31,
	2024	2023
Carrying amount - principal	98,748	11,824

Concentration by country
Multilateral	98,748	11,824
Total	98,748	11,824
vii.Offsetting financial assets and liabilities
The following tables include financial assets and liabilities that are offset in the consolidated financial statement or subject to an enforceable master netting arrangement:
a)Derivative financial instruments – assets

	December 31, 2024
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	22,315	—	22,315	—	(6,410)	15,905
Total	22,315	—	22,315	—	(6,410)	15,905

	December 31, 2023
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	157,267	—	157,267	—	(152,111)	5,156
Total	157,267	—	157,267	—	(152,111)	5,156

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
b)Securities sold under repurchase agreements and derivative financial instruments – liabilities

	December 31, 2024
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(212,931)	—	(212,931)	239,046	564	26,679

Derivative financial instruments used for hedging at FVTPL	(141,705)	—	(141,705)	—	116,743	(24,962)
Total	(354,636)	—	(354,636)	239,046	117,307	1,717

	December 31, 2023
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(310,197)	—	(310,197)	342,271	8,087	40,161

Derivative financial instruments used for hedging at FVTPL	(40,613)	—	(40,613)	—	34,297	(6,316)
Total	(350,810)	—	(350,810)	342,271	42,384	33,845

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.Liquidity risk (continued)
The following table details the Bank’s liquidity ratios:

	December 31,
	2024	2023
At the end of the year	264.58%	205.80%
Year average	181.75%	177.20%
Maximum of the year	335.28%	357.00%
Minimun of the year	107.20%	111.50%
The following table includes the Bank’s liquid assets by country risk:

	December 31, 2024			December 31, 2023
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United States of America	1,650	—	1,650	1,904	—	1904
Other O.E.C.D countries	41	—	41	—	—	—
Latin America	3	—	3	7	—	7
Other countries	—	—	—	1	—	1
Multilareal	125	99	224	75	12	87
Total	1,819	99	1,918	1,987	12	1,999
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	December 31,
	2024	2023
(in millions of USD dollars)
Demand and "overnight" deposits	694	748
Demand and "overnight" deposits to total deposits	12.82%	17.00%
The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	December 31,
(in millions of USD dollars)	2024	2023
Total liquid assets	1,918	1,999
Total assets to total liabilities	35.45%	45.40%
Total liquid assets in the Federal Reserve of the United States of America	53.21%	94.30%

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
The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

	December 31,
(in millions of USD dollars)	2024	2023
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	5,127	4,087
Average term (days)	187	197
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

	December 31,
(in millions of USD dollars)	2024	2023
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	4,438	4,119
Average term (days)	1388	1381

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

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,944,338	5,286	15,710	—	—	1,965,334	1,963,838
Securities	84,980	66,341	109,616	1,036,660	44,522	1,342,119	1,201,930
Loans	2,759,031	2,018,051	1,557,065	2,583,263	247,238	9,164,648	8,383,829
Derivative financial instruments - assets	1,218	9,484	951	10,592	70	22,315	22,315
Total	4,789,567	2,099,162	1,683,342	3,630,515	291,830	12,494,416	11,571,912

Liabilities
Deposits	(4,413,516)	(597,055)	(354,883)	(93,369)	—	(5,458,823)	(5,461,901)
Securities sold under repurchase agreements	(101,528)	—	(23,268)	(89,355)	—	(214,151)	(212,931)
Borrowings and debt	(1,089,794)	(636,362)	(591,934)	(2,012,423)	(38,012)	(4,368,525)	(4,352,316)
Interest payable	(49,113)	(51,997)	(83,583)	(261,617)	(9,413)	(455,723)	(37,508)
Lease liabilities	(244)	(276)	(684)	(5,592)	(12,437)	(19,233)	(19,232)
Derivative financial instruments - liabilities	(9,379)	(70)	(1,192)	(129,609)	(1,455)	(141,705)	(141,705)
Total	(5,663,574)	(1,285,760)	(1,055,544)	(2,591,965)	(61,317)	(10,658,160)	(10,225,593)

Subtotal net position	(874,007)	813,402	627,798	1,038,550	230,513	1,836,256	1,346,319

Off-balance sheet contingencies
Confirmed letters of credit	358,624	141,422	36,304	—	—	536,350
Stand-by letters of credit and guarantees	141,843	133,149	178,798	66,495	—	520,285
Credit commitments	60,341	39,900	40,350	208,868	8,286	357,745
Total	560,808	314,471	255,452	275,363	8,286	1,414,380
Total net position	(1,434,815)	498,931	372,346	763,187	222,227	421,876

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.    Liquidity risk (continued)

	December 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	2,048,021	—	—	—	—	2,048,021	2,047,452
Securities	10,992	89,836	110,816	886,944	32,117	1,130,705	1,022,131
Loans	1,935,474	1,775,280	1,524,298	2,580,310	243,491	8,058,853	7,220,520
Derivative financial instruments - assets	2,510	5,783	54,983	90,516	3,473	157,265	157,267
Total	3,996,997	1,870,899	1,690,097	3,557,770	279,081	11,394,844	10,447,370

Liabilities
Deposits	(3,270,253)	(536,751)	(606,002)	(90,194)	—	(4,503,200)	(4,451,025)
Securities sold under repurchase agreements	(317,951)	—	—	—	—	(317,951)	(310,197)
Borrowings and debt	(775,690)	(675,928)	(896,341)	(1,963,189)	(54,127)	(4,365,275)	(4,351,988)
Interest payable	(80,776)	(70,386)	(93,339)	(204,431)	(5,635)	(454,567)	(49,217)
Lease liabilities	(284)	(286)	(572)	(4,728)	(10,837)	(16,707)	(16,707)
Derivative financial instruments - liabilities	(17,188)	(1,994)	(7,849)	(11,661)	(2,034)	(40,726)	(40,613)
Total	(4,462,142)	(1,285,345)	(1,604,103)	(2,274,203)	(72,633)	(9,698,426)	(9,219,747)

Subtotal net position	(465,145)	585,554	85,994	1,283,567	206,448	1,696,418	1,227,623

Off-balance sheet contingencies
Confirmed letters of credit	264,603	64,100	345	16,560	—	345,608
Stand-by letters of credit and guarantees	196,775	79,659	199,191	15,000	—	490,625
Credit commitments	20,000	39,497	37,546	130,430	—	227,473
Total	481,378	183,256	237,082	161,990	—	1,063,706
Total net position	(946,523)	402,298	(151,088)	1,121,577	206,448	632,712
The amount in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled

Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross notional inflows and outflows for derivatives that simultaneously settle gross or net amounts.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.    Liquidity risk (continued)
Future undiscounted cash flow presented in the table above on some financial assets and financial vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.
iii. Liquidity reserves
As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.
The following table sets out the components of the Banks’s liquidity reserves:

	December 31, 2024		December 31, 2023
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,020,858	1,020,858	1,884,204	1,884,204
Cash and due from banks (1)	799,073	799,073	102,864	102,864
Total	1,819,931	1,819,931	1,987,068	1,987,068
(1)Excludes pledged deposits.
iv.    Financial assets available to support future funding
The following table sets out the Bank’s financial assets available to support future funding:

	December 31, 2024		December 31, 2023
	Pledged as collateral	Available as collateral	Pledged as collateral	Available as collateral
Cash and due from banks	143,907	1,819,931	60,384	1,987,068
Notional of investment securities	558,981	665,715	400,825	619,533
Loans at amortized cost - outstanding principal balance	—	8,375,172	—	7,195,567
Total	702,888	10,860,818	461,209	9,802,168

The total financial assets recognized in the statement of financial position that had been pledged as collateral for liabilities as of December 31, 2024, and 2023, are shown in the table above. The nature of those financial assets is included in Note 5.A.ii.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk
The Bank manages market risk by considering the consolidated financial situation of the Bank.
For the definition of market risk and information on how the Bank manages the market risks of financial instruments, see Note 6.
i.    Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of the interest bearing financial assets and liabilities on interest-bearing financial assets and liabilities:

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	1,940,840	5,000	15,000	—	—	2,998	1,963,838
Securities - principal	83,294	64,955	104,954	907,612	28,510	—	1,189,325
Loans - principal balance	5,053,040	2,025,688	1,039,106	248,045	9,293	—	8,375,172
Total	7,077,174	2,095,643	1,159,060	1,155,657	37,803	2,998	11,528,335

Liabilities
Demand deposits and time deposits	(4,404,015)	(645,546)	(336,377)	(24,130)	—	(2,656)	(5,412,724)
Securities sold under repurchase agreements	(133,898)	—	(58,636)	(20,397)	—	—	(212,931)
Borrowings and debt	(2,932,280)	(801,575)	(460,355)	(158,106)	—	—	(4,352,316)
Total	(7,470,193)	(1,447,121)	(855,368)	(202,633)	—	(2,656)	(9,977,971)

Net effect of derivative financial instruments held for interest risk management	(8,159)	9,414	(242)	(119,018)	(1,385)	—	(119,390)
Total interest rate sensitivity	(401,178)	657,936	303,450	834,006	36,418	342	1,430,974

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)

	December 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	2,044,103	—	—	—	—	3,349	2,047,452
Securities - principal	14,169	60,256	82,951	824,836	29,156	—	1,011,368
Loans - principal balance	4,292,324	1,699,301	915,143	280,005	8,794	—	7,195,567
Total	6,350,596	1,759,557	998,094	1,104,841	37,950	3,349	10,254,387

Liabilities
Demand deposits and time deposits	(3,553,774)	(442,338)	(342,686)	(59,029)	—	(10,322)	(4,408,149)
Securities sold under repurchase agreements	(310,197)	—	—	—	—	—	(310,197)
Borrowings and debt	(2,653,379)	(381,795)	(483,731)	(818,947)	(14,136)	—	(4,351,988)
Total	(6,517,350)	(824,133)	(826,417)	(877,976)	(14,136)	(10,322)	(9,070,334)

Net effect of derivative financial instruments held for interest risk management	(3,485)	3,790	47,134	78,855	1,439	—	127,733
Total interest rate sensitivity	(170,239)	939,214	218,811	305,720	25,253	(6,973)	1,311,786
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
This sensitivity provides an analysis of changes in interest rates, taking into account the volatility of interest rate in the previous year.

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
The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
December 31, 2024	+50 bps	343	9,586	(14,709)
	-50 bps	(668)	(9,770)	14,714

December 31, 2023	+50 bps	1,669	3,881	(9,047)
	-50 bps	(1,786)	(2,861)	9,199
ii.    Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships.

	December 31, 2024
	Brazilian real	European euro	Japanese yen	Colombian peso	Mexican peso	Other currencies(1)	Total
Exchange rate	6.17	1.04	157.28	4,405.29	20.89
Assets
Cash and due from banks	110	242	1	34	1,210	19	1,616
Loans	—	25,886	—	—	310,630	—	336,516
Total	110	26,128	1	34	311,840	19	338,132

Liabilities
Borrowings and debt	—	(25,748)	—	—	(311,562)	—	(337,310)
Total	—	(25,748)	—	—	(311,562)	—	(337,310)

Net currency position	110	380	1	34	278	19	822

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)

	December 31, 2023
	Brazilian real	European euro	Japanese yen	Colombian peso	Mexican peso	Other currencies(1)	Total
Exchange rate	4.85	1.10	141	3,875.97	16.98
Assets
Cash and due from banks	10	387	45	35	1,314	14	1,805
Loans	—	30,360	—	—	304,529	—	334,889
Total	10	30,747	45	35	305,843	14	336,694

Liabilities
Borrowings and debt	—	(30,360)	—	—	(305,631)	—	(335,991)
Total	—	(30,360)	—	—	(305,631)	—	(335,991)

Net currency position	10	387	45	35	212	14	703
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
A.    Credit risk
As part of the embedded risk, the Bank will incur losses and/or its assets will be impaired as a result of the failure of its borrowers to comply in a timely manner or to meet the terms of credit agreements.
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
Individually assessed reserves
The Bank individually assesses the appropriate reserves for certain financial assets, by considering interest payment delays, credit rating downgrading or any breach of the original contractual terms. Factors considered when determining a reserve include the sustainability of the counterparty’s business plan, its ability to improve performance when facing a difficult financial situation, projected payments and expected results in the event of bankruptcy, the availability of other financial support, the realizable value of collateral, and the timing of expected cash flows. Impairment loss is assessed at each reporting date, unless unforeseen circumstances require special attention on other dates.
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
The Bank has a Liquidity Contingency Plan in place, which is designed to monitor a series of indicators that could trigger a liquidity event, with potential impact on the Bank’s operations and establishes an action plan so that the Bank’s liquidity is always assured.
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
Financial instruments measured at fair value by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	98,748	—	98,748

Derivative financial instruments - assets:
Interest rate swaps	—	10,805	—	10,805
Cross-currency swaps	—	11,510	—	11,510
Total derivative financial instrument assets	—	22,315	—	22,315
Total assets at fair value	—	121,063	—	121,063

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	2,667	—	2,667
Cross-currency swaps	—	139,038	—	139,038
Total derivative financial instruments - liabilities	—	141,705	—	141,705
Total liabilities at fair value	—	141,705	—	141,705

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
B.    Not measured at fair value
The following methods and inputs were used by the Bank’s management in estimating the fair values of financial instruments not measured at fair value:
Financial instruments with carrying value that approximates fair value
The carrying value of certain financial assets, including cash and due from banks, customers’ liabilities under acceptances and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements and acceptances outstanding, due to their short-term nature, is considered to approximate their fair value. These instruments are classified in level 2.
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

	December 31, 2024
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,963,838	1,963,838	—	1,963,838	—
Securities at amortized cost (1)	1,102,444	1,102,386	—	1,102,386	—
Loans at amortized cost (2)	8,383,829	8,573,655	—	8,573,655	—
Customers' liabilities under acceptances	245,065	245,065	—	245,065	—

Liabilities
Deposits	5,461,901	5,461,901	—	5,461,901	—
Securities sold under repurchase agreements	212,931	212,931	—	212,931	—
Borrowings and debt, net	4,352,316	4,421,770	—	4,421,770	—
Acceptances outstanding	245,065	245,065	—	245,065	—

	December 31, 2023
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	2,047,452	2,047,452	—	2,047,452	—
Securities at amortized cost (1)	1,010,266	997,341	—	997,341	—
Loans at amortized cost (2)	7,220,520	7,267,429	—	7,267,429	—
Customers' liabilities under acceptances	261,428	261,428	—	261,428	—

Liabilities
Deposits	4,451,025	4,451,025	—	4,451,025	—
Securities sold under repurchase agreements	310,197	310,197	—	310,197	—
Borrowings and debt, net	4,351,988	4,357,271	—	4,357,271	—
Acceptances outstanding	261,428	261,428	—	261,428	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $13.2 million and the allowance for expected credit losses of $1.3 million as of December 31, 2024 (accrued interest receivable of $12.4 million and the allowance for expected credit losses of $1.6 million as of December 31, 2023).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $117.9 million, the allowance for expected credit losses of $78.2 million and unearned interest and deferred fees of $31.1 million as of December 31, 2024 (accrued interest receivable of $109.1 million, the allowance for expected credit losses of $59.4 million and unearned interest and deferred fees of $24.7 million as of December 31, 2023).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.    Cash and due from banks
The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	December 31,
	2024	2023
Demand deposits (1)	1,817,238	1,969,102
Time deposits	146,600	78,350
Total cash and due from banks	1,963,838	2,047,452

Less: time deposits with original maturity over 90 days and other restricted deposits (2)	143,907	60,384
Total cash and cash equivalents	1,819,931	1,987,068
The following table presents the restricted deposits classified by country risk:

	December 31,
	2024	2023
Country:
Canada	—	5,342
Chile	20,000	—
Germany	29,263	5,775
Japan	18,120	14,820
Panama	1,600	—
Spain	10,300	—
Switzerland	—	13,747
United Kingdom	254	—
United States of America(2)	64,370	20,700
Total	143,907	60,384

(1) Demand deposits includes $1,021 million (2023: $1,884 million) at Federal Reserve of United States of America.

(2) As of December 31, 2024 includes restricted deposit of $25 million (2023: $18 million) with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.    Investment securities

Investment securities are presented as follows:

December 31, 2024	Amortized cost	FVOCI	Total
Principal	1,090,577	98,748	1,189,325
Interest receivable	13,178	738	13,916
Gross amount	1,103,755	99,486	1,203,241
Allowance (1)	(1,311)	—	(1,311)
Total	1,102,444	99,486	1,201,930

December 31, 2023	Amortized cost	FVOCI	Total
Principal	999,544	11,824	1,011,368
Interest receivable	12,354	41	12,395
Gross amount	1,011,898	11,865	1,023,763
Allowance (1)	(1,632)	—	(1,632)
Total	1,010,266	11,865	1,022,131

(1) As of December 31, 2024 and 2023, the loss allowance for losses for securities at FVOCI for $23 thousand and $1 thousand, respectively are included in equity in the consolidated statement of financial position in the line Other comprehensive income.
Securities by contractual maturity are shown in the following table:

	Outstanding principal balance
December 31, 2024	Amortized cost	FVOCI	Total
Due within 1 year	223,174	30,029	253,203
After 1 to 5 years	838,893	68,719	907,612
After 5 to 10 years	28,510	—	28,510
Balance - principal	1,090,577	98,748	1,189,325

	Outstanding principal balance
December 31, 2023	Amortized cost	FVOCI	Total
Due within 1 year	157,376	—	157,376
After 1 to 5 years	813,012	11,824	824,836
After 5 to 10 years	29,156	—	29,156
Balance - principal	999,544	11,824	1,011,368

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.    Investment securities (continued)
The following table includes the securities pledged to secure repurchase transactions (see note 18):

	December 31,
	2024	2023
Securities pledged to secure repurchase transactions	239,046	342,271

Securities sold under repurchase agreements	(212,931)	(310,197)
As of December 31, 2023, sales were made for $63.5 million of investments at amortized cost classified as Stage 2 with a significant increase in their credit risk. These sales resulted in write-off against reserves of $1.7 million and losses on sale of $3.9 million attributable to market risk. During the period 2024, no sales of instrument classified at amortized cost were made.

10. Loans

The following table presents the loan portfolio:

	December 31,
	2024	2023
Loans - principal balance	8,375,172	7,195,567
Interest receivable	117,931	109,082
Unearned interest and deferred fees	(31,116)	(24,719)
Gross balance	8,461,987	7,279,930
Loss allowances	(78,158)	(59,410)
Loans, net	8,383,829	7,220,520

During the year 2024, the Bank sold loans measured at FVTPL for $67 million, realizing a gain of $251 thousand and FVOCI for $20 million, realizing a gain of $68 thousand, recognized in the line loss on financial instruments, net.
The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31,
	2024	2023
Fixed interest rate	4,932,569	3,875,937
Floating interest rates	3,529,418	3,403,993
Total	8,461,987	7,279,930
As of December 31, 2024, 75% (2023: 71%) of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 4.63% to 16.28% (2023:1.95% to 16.01%).
The following table details information relating to loans granted to class A and B shareholders:

	December 31,
	2024	2023
Loans to class A and B shareholders	556,000	397,300
% Loans to class A and B shareholders over total loan portfolio	7%	6%
% Class A and B stockholders with loans over number of class A and B stockholders	13%	10%

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
The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	December 31,
	2024	2023
Documentary letters of credit	536,350	345,608
Stand-by letters of credit and guarantees - commercial risk	520,285	490,626
Credit commitments	348,223	227,472
Letter of credit commitments	9,522	—
Total	1,414,380	1,063,706
The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	December 31,
	2024	2023
Up to 1 year	1,160,323	901,716
From 1 to 2 years	145,127	84,581
Over 2 to 5 years	100,643	77,409
More than 5 years	8,287	—
Total	1,414,380	1,063,706

12. Loss on financial instruments, net
The amounts that were recognized in the consolidated statement of profit or loss related to the results of financial instruments are detailed below:

	December 31,
	2024	2023	2022
(Loss) gain on derivative financial instruments and foreign currency exchange, net	(802)	3,813	(1,920)
Realized gain on financial instruments at FVTPL	251	—	510
Loss on sale of financial instruments at amortized cost	—	(3,858)	—
Realized gain on financial instruments at FVOCI	68	—	—
	(483)	(45)	(1,410)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	December 31, 2024
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,132,827	10,805	(2,667)
Interest rate and foreign exchange risk
Fair value hedges	186,288	—	(13,196)
Cash flow hedges	1,205,427	11,510	(125,842)
	2,524,542	22,315	(141,705)

	December 31, 2023
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	987,394	11,358	(790)
Interest rate and foreign exchange risk
Fair value hedges	374,654	38,088	(14,290)
Cash flow hedges	1,303,388	107,821	(25,533)
	2,665,436	157,267	(40,613)
(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2)On December 31, 2024 the notional amounts of derivative financial instruments include $1,234.5 million ($639.64 million at December 31, 2023) of interest rate swaps and cross currency interest rate swaps, which were designated in aggregate exposure hedges hedging underlying assets totaling $525.8 million ($307.8 million at December 31, 2023).
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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)
The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2024
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Deposits	131,000	1,235	(164)	(127)	(142)
Repurchase agreements	68,985	210	(592)	71	14
Borrowings and debt	932,842	9,360	(1,911)	(5,911)	(516)
Interest rate and foreign exchange risk
Borrowings and debt	186,288	—	(13,196)	(28,571)	1,074
Total	1,319,115	10,805	(15,863)	(34,538)	430

	December 31, 2023
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	10,000	—	(519)	(113)	7
Securities at amortized cost	10,000	101	—	(109)	144
Deposits	307,000	3,564	—	600	12
Borrowings and debt	660,394	7,693	(271)	5,152	176
Interest rate and foreign exchange risk
Borrowings and debt	374,654	38,088	(14,290)	36,710	2,908
Total	1,362,048	49,446	(15,080)	42,240	3,247
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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)
The following table details the carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Deposits	—	(132,667)	Deposits	(26)	(15)
Repurchase agreements	—	(69,443)	Repurchase agreements	(57)	(57)
Borrowings and debt	—	(319,174)	Borrowings and debt, net	3,860	5,395
Interest rate and foreign exchange risk
Borrowings and debt	—	(173,469)	Borrowings and debt, net	14,316	29,645
Total	—	(694,753)		18,093	34,968

	December 31, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	10,664	—	Loans, net	(136)	120
Securities at amortized cost	10,055	—	Securities, net	26	253
Deposits	—	(236,942)	Deposits	(588)	(588)
Borrowings and debt	—	(344,605)	Borrowings and debt, net	(1,626)	(4,976)
Interest rate and foreign exchange risk
Borrowings and debt	—	(402,377)	Borrowings and debt, net	(21,737)	(33,802)
Total	20,719	(983,924)		(24,061)	(38,993)
(1)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)
The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	December 31, 2024
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	115,263	—	115,263
Over 1 to 2 years	383,268	19,882	403,150
Over 2 to 5 years	605,028	156,281	761,309
More than 5 years	29,268	10,125	39,393
Total	1,132,827	186,288	1,319,115

	December 31, 2023
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	434,420	235,973	670,393
Over 1 to 2 years	50,263	—	50,263
Over 2 to 5 years	476,311	128,556	604,867
More than 5 years	26,400	10,125	36,525
Total	987,394	374,654	1,362,048

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	December 31, 2024
	Current	Matured	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	—	4	4
Securities at amortized cost	—	(58)	(58)
Deposits	(142)	(10)	(152)
Repurchase agreements	14	—	14
Borrowings and debt	(516)	6	(510)
Interest rate and foreign exchange risk
Loans	—	(1)	(1)
Borrowings and debt	1,074	127	1,201
Total	430	68	498

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)

	December 31, 2023
	Current	Matured	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	7	7	14
Securities at amortized cost	144	—	144
Deposits	12	—	12
Borrowings and debt	176	—	176
Interest rate and foreign exchange risk
Loans	—	(26)	(26)
Borrowings and debt	2,908	—	2,908
Total	3,247	(19)	3,228
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
The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2024
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Notional amount	Asset (1)	Liability (1)
Interest rate risk
Interest rate and foreign exchange risk
Loans	19,509	1,372	—	1,256	1,258	2	24
Borrowings and debt	1,185,918	10,138	(125,842)	(163,797)	(164,418)	(621)	99
Total	1,205,427	11,510	(125,842)	(162,541)	(163,160)	(619)	123

	December 31, 2023
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Notional amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Borrowings and debt	1,303,388	107,821	(25,533)	65,005	65,286	281	(682)
Foreign exchange risk
Deposits	—	—	—	—	—	—	57
Borrowing and debt	—	—	—	—	—	—	142
Total	1,303,388	107,821	(25,533)	65,005	65,286	281	(483)

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to current hedges included in the consolidated statement of profit or loss in the line Loss on financial instruments, net.
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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B.    Cash flow hedges (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Interest rate and foreign exchange risk
Loans	19,964	—	Loans, net	(1,256)	37
Borrowings and debt	—	(1,087,247)	Borrowings and debt, net	163,797	(895)
Total	19,964	(1,087,247)		162,541	(858)

	December 31, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Interest rate and foreign exchange risk
Borrowings and debt	—	(1,398,323)	Borrowings and debt, net	(65,005)	(7,458)
Total	—	(1,398,323)		(65,005)	(7,458)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	Cross currency swaps
	December 31,
	2024	2023
Less than 1 year	454,581	643,464
Over 1 to 2 years	303,441	206,496
Over 2 to 5 years	418,137	409,742
More than 5 years	29,268	43,686
Total	1,205,427	1,303,388

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B.    Cash flow hedges (continued)
The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	December 31, 2024
	Current	Matured	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	2	24	26
Borrowings and debt	(621)	99	(522)
Total	(619)	123	(496)

	December 31, 2023
	Current	Matured	Total
Ineffectiveness recognized in profit or loss
Interest rate hedges
Borrowings and debt	281	(682)	(401)
Ineffectiveness recognized in profit or loss for the year attributable to exchange rate hedges
Deposits	—	57	57
Borrowings and debt	—	142	142
Total	281	(483)	(202)

14.    Equipment, leases and leasehold improvements, net
The following table provides a summary of the items included in equipment, leases and leasehold improvements:

	December 31,
	2024	2023
Equipment and leasehold improvements, net	4,509	4,041
Leases	15,167	12,753
	19,676	16,794

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.    Equipment, leases and leasehold improvements (continued)
Equipment, leases and leasehold improvements are detailed as follows:

	IT equipment	Furniture and fixtures	Leasehold improvements	Other equipment	Leases	Total
Cost:
Balance as of January 1, 2022	4,476	1,677	7,450	687	17,496	31,786
Additions	599	165	852	35	7	1,658
Disposals	(1,136)	(36)	(4)	(6)	—	(1,182)
Effect of movement in exchange rates	2	2	3	1	—	8
Balance as of December 31, 2022	3,941	1,808	8,301	717	17,503	32,270
Additions	369	92	124	176	1,388	2,149
Disposals	(28)	(83)	(117)	(49)	(1,216)	(1,493)
Effect of movement in exchange rates	5	3	5	—	—	13
Balance as of December 31, 2023	4,287	1,820	8,313	844	17,675	32,939
Additions	632	274	768	139	3,623	5,436
Disposals	(157)	(50)	(72)	(3)	(36)	(318)
Effect of movement in exchange rates	(15)	(13)	(35)	—	—	(63)
Balance as of December 31, 2024	4,747	2,031	8,974	980	21,262	37,994

Accumulated depreciation:
Balance as of January 1, 2022	3,846	1,638	4,375	590	3,558	14,007
Depreciation and amortization for the year	430	32	531	57	1,104	2,154
Disposals	(1,133)	(35)	(4)	(4)	—	(1,176)
Effect of movement in exchange rates	(1)	1	4	(1)	—	3
Balance as of December 31, 2022	3,142	1,636	4,906	642	4,662	14,988
Depreciation and amortization for the year	449	54	589	69	1,119	2,280
Disposals	(25)	(83)	(117)	(49)	(859)	(1,133)
Effect of movement in exchange rates	4	1	5	—	—	10
Balance as of December 31, 2023	3,570	1,608	5,383	662	4,922	16,145
Depreciation and amortization for the year	456	84	684	72	1,203	2,499
Disposals	(161)	(53)	(55)	(1)	(30)	(300)
Effect of movement in exchange rates	(8)	(7)	(11)	—	—	(26)
Balance as of December 31, 2024	3,857	1,632	6,001	733	6,095	18,318

Carrying amounts as of:
December 31, 2024	890	399	2,973	247	15,167	19,676
December 31, 2023	717	212	2,930	182	12,753	16,794
December 31, 2022	799	172	3,395	75	12,841	17,282
The Bank leases office spaces in buildings. The lease of head office space typically runs for a period of 15 years, and for the representative offices from 3 to 5 years. Some leases include an option to renew the lease for a similar additional period after the end of the contract term.
During the period ended December 31, 2024, disposals of fixed assets and leasehold improvements were made for a net amount of $12 thousand (2023: $3 thousand). Additionally, during the period 2024, a lease contract was closed that generated an adjustment in the assets for rights of use and the lease liability for a net amount of $6 thousand.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.    Intangible assets
A breakdown of software cost, accumulated amortization, additions, sales and disposals of intangible assets is as follows:

Costs:	2024	2023	2022
Balance as of January 1	12,041	10,856	9,786
Additions	2,122	1,335	1,070
Disposals	—	(150)	—
Balance as of December 31	14,163	12,041	10,856

Accumulated amortization:
Balance as of January 1	9,436	8,752	8,191
Amortization	1,064	814	561
Disposals	—	(130)	—
Balance as of December 31	10,500	9,436	8,752

Net carrying amounts	3,663	2,605	2,104
The expenses related to the amortization of intangible assets are recognized as of amortization of intangible assets in the consolidated statement of profit or loss.
16.    Other assets
Following is a summary of other assets:

	December 31,
	2024	2023
Accounts receivable financial instruments	2,996	4,844
Prepaid expenses	3,342	2,174
Prepaid fees and commissions	468	451
Interest receivable - deposits	1,307	1,603
IT projects under development	5,113	1,802
Improvement project under development	709	396
Severance fund	2,508	2,169
Other	1,914	2,156
Total	18,357	15,595

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.    Deposits
The maturity profile of the Bank’s deposits, excluding interest payable, is as follows:

	Remaining Term		Original Term
	December 31,		December 31,
	2024	2023	2024	2023
Demand	440,029	510,195	440,029	510,195
Up to 1 month	2,797,904	2,026,454	1,793,178	1,336,379
From 1 to 3 months	1,162,833	704,765	999,506	758,728
From 3 to 6 months	585,542	517,359	1,092,876	675,106
From 6 month to 1 year	342,460	570,033	901,145	892,221
From 1 to 2 years	73,642	77,843	158,621	216,430
From 2 to 5 years	10,314	1,500	27,369	19,090
Total	5,412,724	4,408,149	5,412,724	4,408,149
The following table presents additional information regarding the Bank’s deposits:

	December 31,
	2024	2023
Aggregate amount of $100,000 or more	5,411,881	4,407,608
Aggregate amount of deposits in the New York Agency	1,581,865	1,250,524

	December 31,
	2024	2023	2022
Interest expense on deposits made in the New York Agency	88,668	53,885	12,334

18.    Securities sold under repurchase agreements
The following table details the financing transactions under repurchase agreements and the associated interest expense:

	December 31,
	2024	2023	2022
Financing under repurchase agreements	212,931	310,197	300,498
Interest expense related to repurchase agreement	11,675	9,232	7,340
Financing contracts under repurchase agreements generate interest range from 4.49% to 5.36% (2023: 2.27% to 6.05%) with several maturities up to October 16, 2026.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.    Borrowings and debt
Borrowings consist of bilateral funding and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium-Term Notes (“EMTN”) Program, as well as the Short-and Long-Term Notes (“Certificados Bursatiles”) Program (the “Mexican Program”) in the Mexican local market as well as a Revolving Corporate Bond Program in Panama for the issuance of short and long term notes.

Under the “EMTN” program, the Bank is authorized to issue notes up to a maximun equivalent of $2.25 billion Mexican pesos, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at a discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions. The Short-and Long-Term Notes (“Certificados Bursatiles”) Program (the “Mexican Program”) in the Mexican local market, registered with the Mexican National Registry of Securities administered by the National Banking and Securities Commission of Mexico (“CNBV”, for its acronym in Spanish) allows for the issuance of the equivalent of $35 billion Mexican pesos with maturities from 1 day to 30 years and a limit of $2 billion Mexican pesos for issues with a maturity of less than one year. Additionally, the Rotating Corporate Bond Program for Short- and Long-Term Notes is authorized in the local market of Panama for a maximum amount of $300 million.
Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2024, the Bank was in compliance with all those covenants.
Carrying amount of borrowings and debt is detailed as follows:

	December 31, 2024
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,652,536	835	877,842	1,830,751	4,361,964
Transaction costs	—	(1)	(3,764)	(5,883)	(9,648)
	1,652,536	834	874,078	1,824,868	4,352,316

	December 31, 2023
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,638,306	86,601	537,775	2,097,820	4,360,502
Transaction costs	(262)	(40)	(1,904)	(6,308)	(8,514)
	1,638,044	86,561	535,871	2,091,512	4,351,988
As indicated in Note 9, as of December 31, the repurchase agreements were secured by investments classified as amortized cost by the amount of $239,046 (2023: $342,271).

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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.    Borrowings and debt (continued)
Short-term borrowings and debt
The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, plus prepaid commissions, is as follows:

	December 31,
	2024	2023
Short-term borrowings:
At fixed interest rates	1,353,048	732,336
At floating interest rates	299,488	905,970
Principal	1,652,536	1,638,306
Less: Transaction costs	—	(262)
Total short-term borrowings, net	1,652,536	1,638,044

Short-term debt:
At fixed interest rates	835	1,536
At floating interest rates	—	85,065
Principal	835	86,601
Less: Transaction costs	(1)	(40)
Total short-term debt, net	834	86,561

Total short-term borrowings and debt	1,653,370	1,724,605

Range of fixed interest rates on borrowings and debt in U.S. dollars	4.50% to 5.87%	5.44% to 6.50%
Range of floating interest rates on borrowings in U.S. dollars	5.13% to 5.24%	6.08% to 6.33%
Range of fixed interest rate on borrowings in Mexican pesos	11.15%	—
Range of floating interest rates on borrowings and debt in Mexican pesos	10.69% to 10.74%	11.77% to 12.65%
Range of fixed interest rates on borrowings and debt in Euros	3.39% to 3.87%	—
Range of floating interest rates on borrowings and debt in Euros	—	4.51% to 4.69%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31,
	2024	2023
US dollar	1,404,689	1,084,872
Mexican peso	172,368	576,527
Euro	76,313	63,508
Carrying amount - principal	1,653,370	1,724,907

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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.    Borrowings and debt (continued)
Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	December 31,
	2024	2023
Long-term borrowings:
At fixed interest rates until August 2027	60,308	—
At floating interest rates with due dates from March 2026 to September 2029	817,534	537,775
Principal	877,842	537,775
Less: Transaction costs	(3,764)	(1,904)
Total long-term borrowings, net	874,078	535,871

Long-term debt:
At fixed interest rates with due dates from January 2025 to November 2034	1,293,378	1,456,290
At floating interest rates with due dates from February 2026 to November 2031	537,373	641,530
Principal	1,830,751	2,097,820
Less: Transaction costs	(5,883)	(6,308)
Total long-term debt, net	1,824,868	2,091,512

Total long-term borrowings and debt, net	2,698,946	2,627,383

Range of fixed interest rates on borrowings and debt in U.S. dollars	2.38% to 6.15%	1.35% to 6.15%
Range of floating interest rates on borrowings and debt in U.S. dollars	5.44% to 6.31%	6.32% to 7.31%
Range of fixed interest rates on borrowings and debt in Mexican pesos	6.50% to 10.78%	6.50% to 10.78%
Range of floating interest rates on borrowings and debt in Mexican pesos	10.62% to 11.52%	11.70% to 11.95%
Range of fixed interest rates on debt in Japanese yens	0.77% to 1.54%	0.40% to 1.35%
Range of fixed interest rates on debt in Euros	0.90%	0.90% to 3.75%
Range of fixed interest rates on debt in Australian dollars	6.81%	1.41% to 6.81%
Range of fixed interest rate on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rate on debt in Swiss francs	—%	0.35%
Range of fixed interest rate on debt in Peruvian soles	7.00%	—%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.    Borrowings and debt (continued)
Long-term borrowings and debt (continued)
The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31,
	2024	2023
Currency
US dollar	1,355,773	1,149,021
Mexican peso	1,170,304	1,241,023
Japanese yen	112,671	113,642
Euro	31,063	88,018
Peruvian soles	25,020	—
Australian dollar	9,133	27,286
Sterling pound	4,629	4,716
Swiss franc	—	11,889
Carrying amount - principal	2,708,593	2,635,595
Future payments of long-term borrowings and debt outstanding as of December 31, 2024, are as follows:

Year	Outstanding
2025	659,016
2026	623,394
2027	861,324
2028	287,007
2029	239,991
2031	28,728
2034	9,133
2,708,593
The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the consolidated statement of cash flows :

	2024	2023	2022
Balance as of January 1,	4,351,988	4,416,511	3,304,178
Net (decrease) increase in short-term borrowings and debt	(58,529)	(500,650)	579,065
Proceeds from long-term borrowings and debt	1,191,695	496,342	1,038,110
Payments of long-term borrowings and debt	(826,432)	(221,306)	(536,792)
Change in foreign currency rates	(303,485)	157,440	45,460
Fair value adjustment due to hedge accounting relationship	(3,369)	2,126	(9,334)
Other adjustments	448	1,525	(4,176)
Balance as of December 31,	4,352,316	4,351,988	4,416,511

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20. Lease liabilities
Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	December 31,
	2024	2023
Due within 1 year	1,931	1,717
After 1 to 5 years	8,213	6,540
After 5 to 10 years	13,827	12,368
Total undiscounted lease liabilities	23,971	20,625

Short-term	1,217	1,143
Long-term	18,015	15,564
Lease liabilities included in the consolidated statement of financial position	19,232	16,707
Amounts recognized in the consolidated statement of cash flows:

	December 31,
	2024	2023
Payments of lease liabilities	1,091	1,032

	December 31,
	2024	2023	2022
Interest on lease liabilities	(620)	(584)	(579)
21.    Other liabilities
Following is a summary of other liabilities:

	December 31,
	2024	2023
Accruals and other accumulated expenses	31,806	24,120
Funds received for debt repayment	—	14,735
Accounts payable	6,236	5,143
Unearned commissions	7,305	9,652
Other	84	84
Total	45,431	53,734

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22. Earnings per share
The following table presents a reconciliation of profit and share data used in the basic earnings per share (“EPS”) computations for the dates indicated:

	December 31,
	2024	2023	2022
(Thousands of US$ dollars)
Profit for the year	205,873	166,158	92,040

(U.S. dollars)
Basic earnings per share	5.60	4.55	2.54

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	36,740	36,481	36,304

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
The following table provides detailed information on the movement of the shares by class for each of the years ended December 31, 2024, 2023 and 2022:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2022	6,342,189	2,089,075	27,799,882	—	36,231,146
Restricted stock issued – directors	—	—	57,000	—	57,000
Restricted stock units – vested	—	—	36,410	—	36,410
Outstanding at December 31, 2022	6,342,189	2,089,075	27,893,292	—	36,324,556

Restricted stock issued – directors	—	—	63,000	—	63,000
Restricted stock units – vested	—	—	152,305	—	152,305
Outstanding at December 31, 2023	6,342,189	2,089,075	28,108,597	—	36,539,861

Conversions	—	(377,040)	377,040	—	—
Repurchased common stock	—	(1)	1	—	—
Restricted stock issued – directors	—	—	57,000	—	57,000
Restricted stock units – vested	—	—	193,959	—	193,959
Outstanding at December 31, 2024	6,342,189	1,712,034	28,736,597	—	36,790,820
Additional paid-in capital
As of December 31, 2024, 2023 and 2022, additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.    Capital and Reserves (continued)

B.    Treasury stock
The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2022	318,140	10,708	689,367	18,711	4,741,184	86,380	5,748,691	115,799
Restricted stock issued - directors	—	—	—	—	(57,000)	(1,039)	(57,000)	(1,039)
Restricted stock units - vested	—	—	—	—	(36,410)	(663)	(36,410)	(663)
Outstanding at December 31, 2022	318,140	10,708	689,367	18,711	4,647,774	84,678	5,655,281	114,097

Restricted stock issued - directors	—	—	—	—	(63,000)	(1,148)	(63,000)	(1,148)
Restricted stock units - vested	—	—	—	—	(152,305)	(2,775)	(152,305)	(2,775)
Outstanding at December 31, 2023	318,140	10,708	689,367	18,711	4,432,469	80,755	5,439,976	110,174

Repurchase of common stock	—	—	—	—	(1)	—	(1)	—
Restricted stock issued - directors	—	—	—	—	(57,000)	(1,038)	(57,000)	(1,038)
Restricted stock units - vested	—	—	—	—	(193,959)	(3,535)	(193,959)	(3,535)
Outstanding at December 31, 2024	318,140	10,708	689,367	18,711	4,181,509	76,182	5,189,016	105,601

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.    Other comprehensive income

The breakdown of other comprehensive income (loss) relating to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments FVOCI	Financial Instruments CFH	Foreign currency translation adjustment	Total
Balance as of January 1, 2022	(395)	(11,153)	—	(11,548)
Change in fair value on financial instruments, net of hedging	(467)	20,080	—	19,613
Reclassification of gains on financial instruments to profit or loss (1)	—	60	—	60
Other comprehensive income (loss) for the year	(467)	20,140	—	19,673
Balance as of December 31, 2022	(862)	8,987	—	8,125
Change in fair value on financial instruments, net of hedging	876	(590)	—	286
Reclassification of (losses) on financial instruments to profit or loss (1)	(11)	(938)	—	(949)
Other comprehensive income (loss) for the year	865	(1,528)	—	(663)
Balance as of December 31, 2023	3	7,459	—	7,462
Change in fair value on financial instruments, net of hedging	138	(7,735)	—	(7,597)
Reclassification of (losses) gains on financial instruments to profit or loss (1)	(21)	1,135	—	1,114
Other comprehensive income (loss) for the year	117	(6,600)	—	(6,483)
Balance as of December 31, 2024	120	859	—	979
(1)Reclassification adjustments include amounts recognized in profit or loss of the year that had been part of other comprehensive income in this and prior years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.    Other comprehensive income (continued)

The following table presents amounts reclassified from other comprehensive income to profit or loss:

Details about other comprehensive income components	Amounts reclassified from other comprehensive income			Line item affected in the consolidated statement of profit or loss
	December 31,
	2024	2023	2022
Securities at FVOCI:	(21)	(11)	—	Provision for credit losses movement
	(21)	(11)	—

Derivative financial instruments:
Interest rate swaps	—	(1,793)	—	Loss on financial instruments, net
Interest rate and cross-currency swaps	1,135	855	60	Gain on financial instruments, net
	1,114	(949)	60
25.    Fee and commission income
Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	December 31,
	2024	2023	2022
Structured services	10,220	7,427	4,925
Letters of credit and guarantees	26,542	21,463	14,573
Credit commitments	7,710	4,675	1,185
Other fees and commissions income	1,011	—	(3)
Total fee and commission income	45,483	33,565	20,680
Fees and commissions expenses	(1,082)	(1,046)	(889)
Total	44,401	32,519	19,791
The following table provides information on the ordinary income that is expected to be recognized on the existing contracts:

December 31, 2024
Up to 1 year	4,424
From 1 to 2 years	1,770
More than 2 years	517
Total	6,711

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.    Business segment information

The following table provides certain information regarding the Bank’s operations by segment:

	December 31, 2024
	Commercial	Treasury	Total
Interest income	641,677	143,355	785,032
Interest expense	(496)	(525,325)	(525,821)
Inter-segment net interest income	(410,222)	410,222	—
Net interest income	230,959	28,252	259,211
Other income (expense), net	45,436	(1,011)	44,425
Total income	276,395	27,241	303,636

Provision for credit losses	(17,930)	631	(17,299)
Operating expenses	(63,983)	(16,481)	(80,464)
Segment profit	194,482	11,391	205,873

Segment assets	8,649,283	3,192,339	11,841,622
Segment liabilities	265,826	10,210,207	10,476,033

	December 31, 2023
	Commercial	Treasury	Total
Interest income	566,212	113,048	679,260
Interest expense	(467)	(445,610)	(446,077)
Inter-segment net interest income	(361,997)	361,997	—
Net interest income	203,748	29,435	233,183
Other income (expense), net	33,792	(856)	32,936
Total income	237,540	28,579	266,119

Provision for credit losses	(26,785)	(678)	(27,463)
Operating expenses	(57,324)	(15,174)	(72,498)
Segment profit	153,431	12,727	166,158

Segment assets	7,498,230	3,231,534	10,729,764
Segment liabilities	279,853	9,206,381	9,486,234

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.    Business segment information (continued)

	December 31, 2022
	Commercial	Treasury	Total
Interest income	289,785	42,836	332,621
Interest expense	(463)	(184,147)	(184,610)
Inter-segment net interest income	(155,968)	155,968	—
Net interest income	133,354	14,657	148,011
Other income (expense), net	20,809	(2,148)	18,661
Total income	154,163	12,509	166,672

Provision for credit losses	(13,376)	(6,145)	(19,521)
Operating expenses	(43,156)	(11,955)	(55,111)
Segment profit (loss)	97,631	(5,591)	92,040

Segment assets	6,940,335	2,336,958	9,277,293
Segment liabilities	180,369	8,007,383	8,187,752
The following table shows the reconciliation of information by business segment:

	December 31,
	2024	2023	2022
Profit for the year	205,873	166,158	92,040

Assets:
Assets from reportable segments	11,841,622	10,729,764	9,277,293
Other assets - unallocated	17,051	14,028	6,617
Total	11,858,673	10,743,792	9,283,910

Liabilities:
Liabilities from reportable segments	10,476,033	9,486,234	8,187,752
Other liabilities - unallocated	45,431	53,734	26,811
Total	10,521,464	9,539,968	8,214,563

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.    Business segment information (continued)

Geographic information
The Bank analyzes its revenues and non-current assets by geographic location. In presenting the geographic segment information detailed below, total revenues are based on the client's country of risk and non-current assets are based on the client´s geographic location.

	December 31,
	2024		2023		2022
	Total revenues	Non-current assets (*)	Total revenues	Non-current assets (*)	Total revenues	Non-current assets (*)
Argentina	7,595	48	4,748	80	4,721	117
Brazil	30,093	461	25,630	292	15,100	125
Chile	11,563	—	11,273	—	8,072	—
Colombia	35,487	118	32,584	181	16,192	35
Costa Rica	12,694	—	10,358	—	9,161	—
Dominican Republic	22,773	—	20,164	—	9,325	—
Ecuador	17,402	—	15,107	—	12,576	—
El Salvador	2,837	—	2,209	—	2,297	—
Guatemala	28,775	—	24,061	—	16,961	—
Honduras	7,370	—	6,312	—	6,081	—
Jamaica	4,073	—	3,337	—	2,525	—
Mexico	44,570	831	35,442	400	24,767	14
Panama	6,449	21,668	6,753	18,119	6,015	18,994
Paraguay	2,724	—	2,734	—	2,488	—
Peru	25,317	—	20,501	—	8,733	—
Trinidad and Tobago	6,978	—	6,832	—	6,330	—
Uruguay	1,877	—	1,208	—	1,533	—
Other countries (1)	35,059	213	36,866	327	13,795	101
Total revenues	303,636	23,339	266,119	19,399	166,672	19,386
(1) Other countries consists of total income per country in the Region in which total income did not exceed $1 million for any of the periods indicated above and top-rated countries outside of Latin America.
(*) Includes equipment and leasehold improvements,net and intangible assets.
Information about the main clients
As of December 31, 2024, 2023, and 2022, the Bank has no customer, either individually or as group of companies, that represents more than 10% of total revenues.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.    Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	December 31,
	2024	2023
Assets:
Demand deposits	1,509	2,263
Loans, net	179,235	61,440
Securities at amortized cost, net	21,095	14,373
Total	201,839	78,076

Liabilities:
Time deposits	574,360	319,344

Contingencies:
Stand-by letters of credit	1,646	150
The detail of income and expenses with related parties is as follows:

	December 31,
	2024	2023	2022
Interest income:
Loans	10,276	3,104	4,719
Securities at amortized cost	777	331	685
Total	11,053	3,435	5,404
Interest expense:
Deposits	(35,425)	(14,477)	(10,943)

Net interest income (expenses)	(24,372)	(11,042)	(5,539)

Other income (expense):
Fees and commissions, net	3	427	116
Loss on financial instruments, net	—	—	74
Total	3	427	190

Net income (loss) from related parties	(24,369)	(10,615)	(5,349)
The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	December 31,
	2024	2023	2022
Expenses:
Compensation costs to directors	2,391	1,910	1,853
Compensation costs to executives	11,461	8,067	4,302
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan, see Note 28.
Loans and deposits to/from related parties were made at rates comparable to market rates of interest.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.    Salaries and other employee expenses

The following table details salaries and other employee expenses:

	December 31,
	2024	2023	2022
Wages and salaries	23,755	20,837	18,135
Payroll taxes	3,207	2,809	2,196
Personnel benefits	18,827	19,047	12,344
Share-based payments	6,134	4,539	1,544
Total	51,923	47,232	34,219
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
During 2024, 2023 and 2022, the Board of Directors approved the grant of restricted stock to directors and stock options and restricted stock units to certain executives of the Bank, as follows:
Restricted stock – Directors
The Board of Directors granted the directors “Class E” common shares for 57 thousand, 63 thousand and 57 thousand during the years 2024, 2023 and 2022, respectively.
The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on April 17, 2024, April 26, 2023 and April 27, 2022, respectively. The fair value of restricted stock granted totaled $1.7 million in 2024, 2023: $1.1 million and 2022: $835 thousand, of which $735 thousand, $474 thousand and $354 thousand were recognized in profit or loss during 2024, 2023 and 2022, respectively.
Total expense recognized in profit or loss during 2024, 2023 and 2022 of restricted stock granted to directors amounted to $1.4 million, $931 thousand and $895 thousand, respectively. The remaining cost pending amortization of $1.1 million at December 31, 2024 will be amortized over 2.33 years.
Restricted stock loses their restriction from the year following the anniversary date, as follows: 35% in the first and second years, and 30% in the third year.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.    Salaries and other employee expenses (continued)

A.    2015 Stock Incentive Plan – Directors and Executives (continued)
A summary of restricted stock granted to directors is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2022	145,800	16.64
Granted	57,000	14.65
Vested	(97,350)	18.71
Outstanding at December 31, 2022	105,450	14.15
Granted	63,000	17.69
Vested	(53,100)	13.75
Outstanding at December 31, 2023	115,350	16.31
Granted	57,000	29.18
Vested	(68,700)	16.05
Outstanding at December 31, 2024	103,650	23.56
Expected to vest	103,650

The fair value of vested stock during the years 2024, 2023 and 2022 was $1.1 million, $730 thousand and $1.8 million, respectively.
Restricted stock units to certain executives
Restricted stock units
The Board of Directors approved the grant of restricted stock units to certain executives of the Bank with a grant date fair value of $7.2 million in 2024, $4.6 million in 2023 and $822 thousand in 2022. The distribution of the fair value was in restricted stock units.
The fair value of the restricted stock units was based on the “Class E” stock closing price in the New York Stock Exchange on the grant date. The restricted stock units are exchanged at a ratio of 1:1 for common shares “Class E”.
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
Compensation costs of the restricted stock units are amortized during the period of restriction by the accelerated method. During 2024, 2023 and 2022, the cost recognized in profit or loss as a result of the amortization of these grants totaled $4.4 million, $2.4 million and $749 thousand, respectively.
Fair value of vested stock during the years 2024, 2023 and 2022 is $3.4 million, $2.4 million, and $581 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.    Salaries and other employee expenses (continued)

A.    2015 Stock Incentive Plan – Directors and Executives (continued)
A summary of the restricted stock units granted through December 31, 2024, to certain executives is presented below:

	Shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2022	107,529	14.99
Granted	63,056	13.03
Vested	(36,410)	15.97
Outstanding at December 31, 2022	134,175	13.80
Granted	298,951	15.36
Forfeited	(346)	14.95
Vested	(152,305)	15.57
Outstanding at December 31, 2023	280,475	14.50
Granted	338,811	21.36
Forfeited	(1,484)	14.95
Vested	(193,959)	17.73
Outstanding at December 31, 2024	423,843	18.51	2.17 years	1,564
Expected to vest	423,843	18.51	2.17 years	1,564
For the restricted share units that are expected to be released, the compensation cost pending amortization is $2.8 million in 2024 and will be amortized over 2.17 years.
Provision of restricted stock units
As of December 31, 2024, the Bank's management established a provision of $1.7 million (2023: $1.7 million) recognized in the consolidated statement of profit or loss, related to the restricted stock units that will be granted in the first quarter of 2025.
B.    Other plans - Expatriate Top Executives Plan
The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During 2024, 2023 and 2022, the Bank charged to salaries expense $50 thousand, $58 thousand and $62 thousand, respectively, that correspond to the Bank’s contributions to this plan.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

29.    Other expenses

The following table details other expenses:

	December 31,
	2024	2023	2022
Administrative	7,113	6,165	5,587
Professional services	6,737	5,522	5,603
Maintenance and repairs	5,481	4,731	3,449
Share-based payments to directors	1,363	931	895
Regulatory fees	1,558	1,321	1,015
Operating lease of spaces and equipment	883	691	717
Advertising and marketing	987	1,012	557
Other	856	1,799	354
Total	24,978	22,172	18,177

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
As of December 31, 2024, and 2023, the minimum LCR to be reported to the SBP is 100% for both years. The Bank´s LCR as of December 31, 2024 and 2023 was 264.6% and 205.8%, respectively.
Rule No. 4-2008 issued by the SBP establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity index)
Liabilities (Deposits received)
In compliance with the provisions established by the Superintendency of Banks of Panama, beginning in April 2024, the Bank reclassified the presentation of certain assets held in financial institutions with less than 186 days of maturity, previously reported in the obligations category, and transferred them to the loans category, with an impact of approximately 32 percentage points. Even with this reclassification, the legal liquidity ratio has remained above the minimum required at all times and has not entailed a material change in the Bank's liquidity management.
The liquidity index reported by the Bank to the regulator as of December 31, 2024, and 2023, was 47.2% and 93.4%, respectively. If the aforementioned reclassification is applied, the liquidity ratio for the period ended as of December 31, 2023 would have been 60.98%.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

31.    Applicable laws and regulations (continued)
Capital adequacy
The Banking Law in the Republic of Panama and Rules No. 01-2015, 03-2016 and 05-2023 require that the general license banks maintain a total capital adequacy index. As of December 31, 2024, the capital adequacy index may not be less, at any time, than 8.5% (including the capital conservation buffer of 0.50% required for 2024, according to Agreement No. 05-2023) of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital plus conservation buffer that shall not be less than 5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a total primary capital plus conservation buffer that shall not be less than 6.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

Capital Conservation Calculation

As of July 2024, Rule No. 05-2023, issued by the Superintendency of Banks of Panama, came into force, which establishes rules on the creation of a capital conservation buffer, whose objectives are:
(i) ensure that banks accumulate reserves that can be used in case of incurring losses,
(ii) that banks do not fail to comply with the established minimum requirements, without considering the conservation buffer, in episodes of deterioration in solvency.

As established in the Rule, banking entities must establish a capital conservation buffer of 2.5%, (established in a phased manner starting with 0.50% as of July 1, 2024, 0.75% for July 1, 2025 and 1.25% for July 1, 2026) of risk-weighted assets (credit, market and operating), made up of capital ordinary primary and in addition to all the minimum regulatory capital requirements that are established, for which the total minimum regulatory capital will be 8.5% for 2024, 9.25% for 2025 and 10.5% for 2026, (before the modification of the Rule 8%).

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulators and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities.

No changes have been made to the objectives, policies and processes from previous periods. However, they are under constant review by the Board.
The information corresponding to the total capital adequacy index is as follows:

	December 31,
	2024	2023
Capital funds	1,341,031	1,206,753
Risk-weighted assets	9,873,772	8,898,408
Capital adequacy index	13.6%	13.6%
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
The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	December 31,
	2024	2023
Ordinary capital	1,195,914	1,070,734
Non-risk-weighted assets	12,220,660	10,994,085
Leverage ratio	9.8%	9.74%
Regulatory reserves:
Below is a list of the regulatory reserves that the Bank maintains in accordance with the Prudential Standards of the SBP:

	December 31,
	2024	2023
Dynamic provision	145,117	136,019
Regulatory reserve for individual credits	4,549	—
Total regulatory reserves	149,666	136,019
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
As of December 31, 2024, the total amount of the dynamic provision calculated according to the guidelines of Rule No. 4-2013 of the SBP is $145 million (2023: $136 million), appropriated from retained earnings for purposes of compliance with local regulatory requirements. This allocation is restricted for dividend distribution purposes.

Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

Regulatory reserve for individual credits
Rule No. 11-2019, amended by Rule No. 4-2013, indicates that all loans classified as unrecoverable must be written off within a period of no more than one year. For corporate loans with real estate collateral, the Bank will write off all loans classified as unrecoverable within a period of no more than two years, from the date on which it was classified in that category. After two years, if the Bank has not made the write-off, it must create a reserve in the equity account, through the appropriation of retained earnings, which will be charged to the value of the loan net of the provisions already established, according to the percentages established in the following table:

Percentage applicable
Period
At the beginning of the third year	50%
At the beginning of the fourth year	50%
In accordance with the provisions of Rules No. 11-2019 and 4-2013, the bank recognized regulatory provisions for individual loans for $4,549 million as of December 31, 2024.

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
Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	5,294,002	46,959	—	6,933	10,107	5,358,001
Financial institutions:
Private	2,521,065	—	—	—	—	2,521,065
State-owned	413,775	—	—	—	—	413,775
	2,934,840	—	—	—	—	2,934,840
Sovereign	82,331	—	—	—	—	82,331
Total	8,311,173	46,959	—	6,933	10,107	8,375,172

Specific provision	—	9,392		5,546	5,558	20,496

Allowance for loan
losses under IFRS (1):	51,427	14,248	—	5,441	7,042	78,158

	December 31, 2023
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	4,354,378	32,342	—	—	10,107	4,396,827
Financial institutions:
Private	2,248,150	—	—	—	—	2,248,150
State-owned	464,918	—	—	—	—	464,918
	2,713,068	—	—	—	—	2,713,068
Sovereign	85,672	—	—	—	—	85,672
Total	7,153,118	32,342	—	—	10,107	7,195,567

Specific provision	—	6,470	—	—	5,652	12,122

Allowance for loan
losses IFRS (1):	45,958	6,554	—	—	6,898	59,410
(1) As of December 31, 2024, and 2023, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.
As of December 31, 2024, and 2023, the restructured loans are for $67.5 million and $40.5 million respectively.

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
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	December 31, 2024
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	5,347,894	—	10,107	5,358,001
Financial institutions:
Private	2,521,065	—	—	2,521,065
State-owned	413,775	—	—	413,775
	2,934,840	—	—	2,934,840
Sovereign	82,331	—	—	82,331
Total	8,365,065	—	10,107	8,375,172

	December 31, 2023
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	4,386,720	—	10,107	4,396,827
Financial institutions:
Private	2,248,150	—	—	2,248,150
State-owned	464,918	—	—	464,918
	2,713,068	—	—	2,713,068
Sovereign	85,672	—	—	85,672
Total	7,185,460	—	10,107	7,195,567
In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	6,933	10,107	17,040
Total	—	—	—	6,933	10,107	17,040

	December 31, 2023
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	—	10,107	10,107
Total	—	—	—	—	10,107	10,107

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

31.    Applicable laws and regulations (continued)

	December 31,
	2024	2023
Non-accruing loans:
Private corporations	17,040	10,107

Interest that would be reversed if the loans had been classified as non-accruing loans	474	328
As of December 31, 2024, and 2023, no interest income was received from loans in non-accrual status.
32.    Subsequent events
Dividends declared
The Bank announced a quarterly cash dividend of $0.625 US dollar cents per share corresponding to the fourth quarter of 2024. The cash dividend was approved by the Board of Directors on February 25, 2025 and was paid on March 25, 2025 to the Bank’s stockholders as of March 10, 2025 record date.
Securities Issuance Process - Colombian Market
On February 14, 2025, through Resolution No. 0124 of January 29, 2025, the Colombian Financial Superintendence authorized the Bank to register and publicly offer ordinary bonds for up to COP$300 billion Colombian pesos in the National Registry of Securities and Issuers (“RNVE”).