Form 20-F
period 2025-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2026-04-20
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 20-F
________________________________________
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Annette van Hoorde de Solis
Chief Financial Officer
+507 210-8500
Email address: asolis@bladex.com
Torre V, Business Park
Avenida La Rotonda, Urb. Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Class E Common Stock	BLX	New York Stock Exchange Long-Term Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
________________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,342,189	Shares of Class A Common Stock
827,573	Shares of Class B Common Stock
30,060,446	Shares of Class E Common Stock
0	Shares of Class F Common Stock
37,230,208	Total Shares of Common Stock
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒	Yes	☐	No
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

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

In this Annual Report on Form 20-F, or this Annual Report, references to the “Bank” or “Bladex” are to Banco Latinoamericano de Comercio Exterior, S.A., a specialized multinational bank incorporated under the laws of the Republic of Panama (“Panama”), and its consolidated subsidiaries described in Item 4.A “Information on the Company – History and Development of the Company.” References to Bladex’s consolidated financial statements (the “Consolidated Financial Statements”) are to the financial statements of Banco Latinoamericano de Comercio Exterior, S.A., and its subsidiaries, with all intercompany balances and transactions having been eliminated for consolidating purposes. References to “Bladex Head Office” are to Banco Latinoamericano de Comercio Exterior, S.A. in its individual capacity. References to Bladex’s loan portfolio (the “Loan Portfolio”) are to the Bank’s principal balance of loans, excluding interest receivable, allowance for loan losses, unearned interest and deferred fees. References to Bladex’s commercial portfolio (the “Commercial Portfolio”) are to the Bank’s Loan Portfolio plus customers’ liabilities under acceptances, and loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. References to Bladex’s credit portfolio (the “Credit Portfolio”) are to the Bank’s Commercial Portfolio plus Bladex’s investment portfolio (the “Investment Portfolio”) consisting of the principal balance of securities at fair value through other comprehensive income (“FVOCI”) and the principal balance of securities at amortized cost, excluding the interest receivable and the allowance for expected credit losses. References to “U.S. dollars” or “$” are to United States (“U.S.”) dollars. References to the “Region” are to Latin America and the Caribbean. The Bank accepts deposits and raises funds principally in U.S. dollars, grants loans mostly in U.S. dollars and publishes its Consolidated Financial Statements in U.S. dollars. The numbers and percentages set forth in this Annual Report have been rounded and, accordingly, may not total exactly.

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

Summary of Risk Factors

The Bank’s business, results of operations, financial conditions and cash flows are subject to, and could be materially adversely affected by, a number of risks and uncertainties, including risks relating to the nature of the Bank’s business as a financial institution and its operations in the Region. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to the Bank’s Business

•Performance in the financial services industry is affected by market conditions, fiscal, monetary and regulatory policies, geopolitical events and the macroeconomic climate.

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

•Secured Overnight Financing Rate (“SOFR”) differs from former London Interbank Offered Rate (“LIBOR”) in a number of material respects and has a limited history.

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

•Any delays or failure to successfully execute the Bank’s Strategic Plan or implement business initiatives that the Bank may undertake could prevent the Bank from realizing the anticipated revenues and benefits of these initiatives.

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

•The perception of Panama by certain international financial regulatory bodies as a jurisdiction with increased susceptibility to shortcomings in financial compliance may result in increased international regulatory requirements or adverse publicity which may adversely affect the Panamanian financial sector and the Panamanian economy and, consequently, the Bank’s financial condition and results of operation.

•Any failure to comply with anti-money laundering, anti-corruption, anti-bribery and anti-terrorist financing laws and regulations could damage the Bank’s reputation and/or expose the Bank to penalties.

•Expansion, modification and/or enforcement of U.S. economic or financial sanctions, requirements or trade embargoes (“Sanctions”) could have a material adverse effect on the Bank.

•Changes in applicable law and regulation may have a material adverse effect on the Bank.

•Any failure by the Bank to maintain effective internal controls over financial reporting may adversely affect investor confidence and, as a result, the value of investments in the Bank’s securities.

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

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors or events that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Factors or events that could cause the Bank’s actual results to differ may emerge from time to time, and it is not possible for the Bank to predict all such factors or results. The Bank undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable law or regulation. Forward-looking statements include statements regarding:

•changes in general economic conditions in North America, Central America, South America and the jurisdictions in which the Bank or its customers operate, such as new, continuing or deepening recessions, persistent inflation and shifting inflationary trends, fluctuations in employment rates and changes in immigration policies, disruption of supply chains, imposition of tariffs, Sanctions and trade embargos and its impact on commodities prices, currency exchange rates and monetary policy uncertainties (including, without limitation, as a result of the geopolitical crisis resulting from the conflict in the Middle East and the Russia-Ukraine conflict, among other factors;

•changes in global economic conditions, including but not limited to, the geopolitical crisis resulting from the conflict in the Middle East, the Russia-Ukraine conflict, related Sanctions, global shipping disruptions in the Red Sea, Strait of Hormuz and the Panama Canal, the impact on commodities prices, currency exchange rates and monetary policy uncertainties;

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

•the effects of exchange rates and the macroeconomic environment in both in Latin America and the Caribbean (the “Region”) on the Bank’s financial condition;

•the risks related to the discontinuation of other reference rates, and the related replacement of those rates with other reference rates available in the market, such as the SOFR, including increased expenses and litigation;

•the effectiveness of hedging strategies, the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;

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

•the effects of possible changes in economic or financial Sanctions, changes in international trade, tariffs, restrictions or policies;

•credit and other risks of lending and investment activities; and

•the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Item 4.B. Business Overview—Strategies for 2026 and Subsequent Years” and “Item 5.D. Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

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
Risks Relating to the Bank’s Business
Performance in the financial services industry is affected by market conditions, fiscal, monetary and regulatory policies, geopolitical events and the macroeconomic climate.
The Bank’s business is materially affected by market and macroeconomic conditions in the countries in which it operates and globally. A market downturn and weak macroeconomic conditions can be precipitated by a number of factors, including global economic fragmentation, rising sovereign debt burdens, tightening financial conditions, significant currency fluctuations, geopolitical events, such as international armed conflicts, war, or acts of terrorism, the imposition or increase in tariffs, changes in trade policies or international trade disputes, the imposition of Sanctions, global trade or global supply chain disruptions, including energy shortages and food insecurity, heightened government intervention in economic affairs, changes in government monetary and fiscal policies and public spending levels, changes in immigration policies, policies on human capital, significant inflationary or deflationary price changes, volatility in commodity prices affecting key exports, changes in borrower payment behavior, disruptions in one or more concentrated economic sectors, weak or slowing economic growth, the current or anticipated impact of climate change, acute and/or chronic extreme weather events or natural disasters, the emergence or continuation of widespread health emergencies or pandemics, decreased consumer confidence and business sentiment, or local and regional civil unrest. These factors may affect financial market stability, the availability of credit, loan quality, consumer spending patterns, business investment decisions, and overall confidence in financial institutions, which could adversely impact our credit asset quality, profitability and growth prospects. Such developments can have unpredictable and destabilizing effects on the global markets and, consequently, the Bank’s results of operations and financial condition.
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

Furthermore, a market downturn and weak macroeconomic conditions can be precipitated by global uncertainties regarding fiscal and monetary policies. Such developments can have unpredictable and destabilizing effects. Actions taken by the U.S. Federal Reserve or other central banks, including changes in target rates, balance sheet management and lending facilities, are beyond the Bank’s control and difficult to predict, particularly in an economic environment characterized by relatively elevated inflation and restrictive monetary policy. This can affect interest rates and the value of financial instruments and other assets, such as debt securities, and impact the Bank’s borrowers and potentially increase delinquency rates and may also raise government debt levels, adversely affect businesses and increase uncertainty surrounding monetary policy. During the last year, markets continued with high volatility due to the uncertainty around inflation, economic activity and fiscal deterioration in the U.S. This has resulted in and may continue to result in volatility in equity and other markets, further volatility of the U.S. dollar, and credit spreads. During 2025, the Federal Reserve continued a gradual easing cycle by cutting by 75 basis points, while inflation continued above target. Uncertainty continues to be atypically high, and inflationary pressure continues to persist which can result in the maintenance of higher interest rates. Higher interest rates could lead to higher unemployment levels, which could, in turn, increase delinquency rates.
Additionally, changes to existing regional laws and regulatory policies and evolving priorities, including those related to financial regulation, taxation, international trade, fiscal policy, climate change (including efforts to transition to a low-carbon economy) and healthcare, may adversely impact regional or global economic activity, our customers and our earnings and operations. Changes to international trade and investment policies both in the Region and abroad could negatively impact financial markets. The ongoing escalation of tensions between the United States, People’s Republic of China (China), Mexico, Canada, Colombia and other U.S. trading partners could lead to further U.S. measures that adversely affect financial markets, disrupt world trade and commerce and lead to trade retaliation, including through the further use of tariffs, foreign exchange measures or the large-scale sale of U.S. Treasury bonds. For example, during 2025, the United States has threatened measures on countries and governments perceived to be uncooperative or challenging the United States’ foreign policy agenda, including the imposition of tariffs, export controls, trade restrictions, and embargoes. Any restrictions on the activities of businesses could also negatively affect financial markets.
As financial markets are global and highly interconnected, local and regional events can have widespread effects well beyond the countries in which they occur. Any of these developments may adversely affect the Bank’s business or financial results.
Geopolitical events: The Bank is subject to geopolitical risks and uncertainties related both to events within the Region and globally. Geopolitical conditions across the Middle East remain highly volatile. The ongoing escalation of military hostilities involving Iran and its proxies, including armed confrontation prompted by a United States-led campaign and subsequent Iranian reprisals targeting strategic assets and several countries throughout the region, has given rise to a sustained climate of instability. Of particular concern is the possibility that prolonged disruptions to maritime transit through the Strait of Hormuz could constrain oil and gas supply corridors, sustaining elevated energy prices, as well as the prices of petroleum-derived products, over an extended horizon. In addition, the intervention by the United States in Venezuela on January 3, 2026 and its subsequent detention of President Maduro, led to a process of change in the Venezuelan regime, with the establishment of an interim government which brings additional uncertainty to the Region. United States actions relating to Venezuela, its government officials, state-owned entities or instrumentalities and its economic sectors (including the oil and gas sector), as well as the United States oil embargo and debate surrounding United States policy towards Cuba, have implications for Regional trade. The geopolitical tensions surrounding the Panama Canal may also pose specific risks for banks, particularly those involved in international trade financing. While tensions have somewhat eased near the Canal, concerns remain about the strategic importance of this key transit route. The significant drought conditions affecting the Canal in recent years have resulted in transit restrictions and increased passage fees, creating additional challenges for Regional trade flows. The ongoing effects of the foregoing, as well as the Russia-Ukraine conflict, have created significant volatility in global markets and supply chains. These geopolitical tensions have disrupted shipping routes, affected commodity prices, and created uncertainty in financial markets. As a bank located in Panama and focused in large part on international trade, any material developments with respect to the foregoing could have a material adverse effect on the Bank’s financial condition and results of operations.
The outbreak and spread of a pandemic and other large-scale public health events could have a negative impact on the Bank’s business: Economic conditions in the countries in which the Bank operates may be adversely affected by an outbreak of a contagious disease, such as COVID-19, which develops into a regional or global pandemic and other large scale public health events. The measures taken by governments, regulators and businesses to respond to any such pandemic or event have led and may lead in a future to slower or negative economic growth, supply chain disruptions and inflationary pressures, resulting in contraction in the global and regional economies, substantial volatility in the financial markets, crises in markets for goods and services, as well as significant disruptions in certain regional real estate markets, increased unemployment, increased credit and counterparty risk, and operational challenges. These factors and other consequences of pandemics or epidemics may negatively affect the Bank’s financial condition, including possible constraints on capital and liquidity, as well as a higher cost of capital.
Defaults by one or more financial institutions could adversely affect financial markets generally and the Bank specifically.

Concerns, rumors about or an actual default by one or more financial institutions could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is typically referred to as systemic risk. Concerns about defaults by and failures of many financial institutions could lead to material losses or defaults by financial institutions and financial intermediaries with which the Bank interacts on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. The Bank’s credit risk exposure will also materially increase if the collateral held cannot be realized or can only be liquidated at prices insufficient to cover the full amount of the exposure. In addition, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, the Bank’s ability to access cash and cash equivalents and investments in marketable securities may be threatened. Any decline in available funding or access to the Bank’s cash and liquidity resources could, among other risks, adversely impact its ability to meet the Bank’s financial obligations or fulfill other obligations, or result in breaches of its financial and/or contractual obligations. These factors, among others, could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.
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
Several of these factors may arise due to circumstances beyond the Bank’s control, such as general market volatility, disruption, shock or stress, the emergence or continuation of widespread health emergencies or pandemics, U.S. Federal Reserve and other central banks’ policy decisions (including fluctuations in interest rates), negative views or loss of confidence about the Bank or the financial services industry generally or due to a specific news event, changes in the regulatory environment or governmental fiscal or monetary policies, actions by credit rating agencies or an operational problem that affects third parties or the Bank. The impact of these potentially sudden events, whether within our control or not, could include an inability to sell assets or redeem investments, unforeseen outflows of cash, the need to draw on liquidity facilities, the reduction of financing balances, debt repurchases to support the secondary market or meet client requests, the need for additional funding for commitments and contingencies and unexpected collateral calls, among other things, the result of which could be increased costs and/or a liquidity shortfall.
As of December 31, 2025, 35% of the Bank’s total deposits represented deposits from central banks or their designees (i.e., the Bank’s Class A shareholders), 34% of the Bank’s deposits represented deposits from private sector commercial banks, brokers and financial institutions, 25% of the Bank’s deposits represented deposits from state-owned and private, corporations and international organizations, and 6% of the Bank’s deposits represented deposits from state-owned banks. The Bank does not accept retail deposits from individuals. Consequently, the Bank’s funding source of deposits is highly concentrated in its main depositors. Any disruption or material decrease in current or historic deposit levels, in particular levels of deposits made by central banks and their designees (i.e., the Bank’s Class A shareholders) or any of the Bank’s main depositors due, among other factors, to any change in their U.S. dollar liquidity strategies which currently include making deposits with the Bank, could have a material adverse effect on the Bank’s liquidity, results of operations and financial condition. In addition, if some state-owned entities cease to provide deposits to the Bank, or some private or state-owned international banks cease to provide deposits or funding to the Bank at historically applicable interest rates, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.
Lastly, Panama is a U.S. dollar-based economy. Panama does not have a central bank, deposits are not insured by any government agency and there is no lender of last resort to local financial institutions in the Panamanian banking sector in the event of financial difficulties or system-wide liquidity disruptions, which could adversely affect the banking system in the country.
The Bank seeks to manage these risks through its liquidity and funding risk management framework; however, there can be no assurance that such measures would be sufficient to prevent a liquidity shortfall during periods of severe market or extraordinary stress. Any of the above factors, either individually or in the aggregate, could adversely affect the Bank’s liquidity, financial condition, results of operations and cash flows.
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
Moreover, the Bank’s allowances for losses could be inadequate to cover losses in its Credit Portfolio due to, among other factors, concentration of exposure or deterioration in certain sectors, countries, or the Bank’s largest borrower concentration, including but not limited to the impact of significant geopolitical events such as the conflicts previously described and social developments such as any material increases in tariffs in key economies or a trade war, which in turn could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows. See “—Performance in the financial services industry is affected by market conditions, fiscal, monetary and regulatory policies, geopolitical events and the macroeconomic climate.”
The Bank’s businesses are subject to market risk inherent in the Bank’s financial instruments, as fluctuations in different metrics may have adverse effects on its financial position.
Market risk generally represents the risk that the values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans and securities at amortized cost, deposits, financial instruments at fair value through profit or loss (“FVTPL”) and securities at FVOCI, short-term and long-term borrowings and debt, derivatives and trading positions. This risk may result from fluctuations in different metrics: interest rates, currency exchange rates and changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality or credit ratings of either the relevant issuer or its country of origin. This risk may also result from turmoil in the international financial markets, including but not limited to sweeping tariff measures affecting multiple sectors, the ongoing effects of geopolitical conflicts, volatility in commodity prices, trade volumes and other factors. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business. See “—Performance in the financial services industry is affected by market conditions, fiscal, monetary and regulatory policies, geopolitical events and the macroeconomic climate.”
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
The Bank’s Commercial Portfolio, including its Loan Portfolio, may not grow at anticipated levels or may decrease in future periods due, among other potential factors, to reduced demand for new credits and/or unscheduled voluntary prepayments by clients. As of December 31, 2025, the Bank’s Commercial Portfolio increased 11% to $11,184 million, from $10,035 million as of December 31, 2024, due to the Bank’s continued focus on expanding its customer and product base with new client onboarding and sustained cross selling efforts which increased business volumes during the year, while also preserving the high quality of borrowers. Increases in the Bank’s lending activity led to corresponding increases in the Bank’s funding activities as well as an increase in the allowance for expected credit losses.
Furthermore, any future expansion of the Bank’s Commercial Portfolio may expose the Bank to higher levels of potential or actual losses and require an increase in the allowance for expected credit losses, which could negatively impact the Bank’s operating results and financial position. Furthermore, the Bank’s historical loan loss experience may not be indicative of its future loan losses. Credit-impaired or low credit quality loans can also increase the Bank’s allowance for expected credit losses and thereby negatively impact the Bank’s results of operations. The Bank may not be able to effectively control the level of impaired credits in its total Credit Portfolio. In particular, the amount of its reported credit-impaired loans may increase in the future as a result of growth in its Loan Portfolio, including loans that the Bank may acquire in the future, changes in its business profile or factors beyond the Bank’s control, such as the impact of economic trends and political events affecting the Region, certain industries or financial markets and global economies, or particular clients’ businesses, all of which could be negatively impacted by the geopolitical and macroeconomic conditions in the Region and abroad. See “Performance in the financial services industry is affected by market conditions, fiscal, monetary and regulatory policies, geopolitical events and the macroeconomic climate.” These factors, among others, could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.
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
The administrator of SOFR, the reference U.S. dollar interest rate, may make changes that could change the value of SOFR or discontinue SOFR, which may adversely affect the Bank’s business, financial condition and results of operations.
The New York Federal Reserve (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the administrator may alter, discontinue or suspend calculation or dissemination of SOFR. The administrator has no obligation to consider the interests of any of the Bank’s debt holders when calculating, adjusting, converting, revising or discontinuing SOFR. For example, since publication of SOFR began on April 3, 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmarks or other market rates.
Inflation and corresponding increases in market interest rates may adversely affect the value of the Bank’s financial instruments.
Although the nominal interest rate used to calculate interest payments on the Bank’s debt securities may not be linked to a consumer price index or to other inflation measures, the real return an investor will receive may be affected by external factors such as inflation, taxes or investment costs. In particular, rising prices inevitably reduce the purchasing power of the interest payments that investors will receive. Investment in any financial instrument with a fixed rate component involves the risk that if market interest rates increase above the interest rate paid on such instruments from time to time, this may adversely affect their market value, as the return realized may then be less than the return an investor could realize from another equivalent investment at the relevant time. In this way, movements in market interest rates can adversely affect the price of the Bank’s debt instruments and, in turn, could result in losses to investors who sell such debt instruments prior to maturity.
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
The evolving regulatory framework for digital assets and blockchain technology in the U.S. and other jurisdictions is expected to continue to develop, which may create new opportunities and risks for financial institutions. Failure to strategically assess the impact of new technologies could have a negative impact in the Bank’s operations and financial condition.
The use of artificial intelligence-powered engines, including generative AI, and other emerging technologies, are becoming increasingly popular, which may expose the Bank to a variety of new risks that could materially and adversely affect the Bank’s financial condition and reputation, including those related to data privacy, model accuracy, and the potential for inadvertent disclosure of confidential information if employees or third-party providers use public artificial intelligence tools. The use by our employees or third-party providers of any such engines in connection with the Bank’s business may lead to the incorporation of confidential information into publicly available training sets, which represents both a reputational risk and a loss of opportunities connected to such confidential information. We may also inadvertently violate laws and regulations covering the use of data on which artificial intelligence engines run. The disclosures and violations described may affect the Bank’s business and operations.
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
Any delays or failure to successfully execute the Bank’s Strategic Plan or implement business initiatives that the Bank may undertake could prevent the Bank from realizing the anticipated revenues and benefits of these initiatives.
The Bank’s ability to successfully execute its strategic plan and other transformation initiatives is subject to significant risks and uncertainties, and failure to do so could materially and adversely affect the Bank’s business, results of operations and financial condition. Part of the Bank’s strategy is to diversify income sources through certain business initiatives, including targeting new clients and developing new products and services. These initiatives may not be fully implemented within the time frame the Bank expects, or at all. In addition, even if such initiatives are fully implemented, they may not generate revenues as expected, which could adversely affect the Bank’s business, results of operations and growth prospects. Any delays in implementing these business initiatives could prevent the Bank from realizing the anticipated benefits of the initiatives, which could adversely affect the Bank’s business, results of operations and growth prospects.
The Bank’s hedging strategy may not be able to prevent losses.
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
The perception of Panama by certain international financial regulatory bodies as a jurisdiction with increased susceptibility to shortcomings in financial compliance may result in increased international regulatory requirements or adverse publicity which may adversely affect the Panamanian financial sector and the Panamanian economy and, consequently, the Bank’s financial condition and results of operation.

Supranational organizations rate jurisdictions for tax transparency, governance, real economic activity, corporate tax rate, prevention of money laundering, financing of terrorism, among others. Depending on prevailing international regulatory concerns, certain countries that are considered to less than adequately cooperate with such supranational organizations may be put on a “grey” or “black” list. From time to time in the recent past, Panama has been included or threatened with inclusion on these aforementioned lists. For example, from June 2014 until February 2016, Panama was included in the “grey” list of the Financial Action Task Force (“FATF”). In June 2019, Panama was once again included on the FATF “grey” list. In March 2022, the FATF expressed significant concern about the fact that Panama failed to fully address remaining measures in its action plan that aimed to resolve swiftly the identified strategic deficiencies in its regime to counter money laundering, terrorist financing, and proliferation financing, which fully expired in January 2021. In October 2023, the FATF announced that Panama is no longer under increased monitoring, acknowledging the completion of its action plan and substantial progress in enhancing its AML/CFT regime. In October 2023, Panama was also removed from the FATF “grey” list and as of the date of this annual report remains off the list. However, the Bank cannot assure you that Panama will not be placed on FATF “grey” or “black” lists again in the future.

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
In the event Panama is included in any such “grey” list or “black” list, even if such inclusion is later rescinded, the resulting reputational and regulatory consequences may adversely affect the Panamanian economy and, consequently, the Bank’s financial condition and results of operation. Moreover, measures imposed by supranational organizations against “grey-” or “black-” listed jurisdictions may also include the enactment of substantive laws and regulations with which the Bank and other participants in the Panamanian financial sector may be obligated to comply. These additional laws and regulations, as well as any international standards adopted therewith, could increase regulatory costs or otherwise have a material adverse effect on the Bank’s business, financial condition and results of operation.
Any failure to comply with anti-money laundering, anti-corruption, anti-bribery and anti-terrorist financing laws and regulations could damage the Bank’s reputation and/or expose the Bank to penalties.
Financial crime is continually evolving and has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-terrorist financing, anti-corruption, Sanctions and “know your customer” laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel. This heightened scrutiny is evidenced by the U.S. Securities and Exchange Commission's (the “SEC”) creation of a dedicated Cross-Border Task Force in September 2025 to target transnational violations by foreign-based companies.
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
In addition, the Bank relies upon its relevant counterparties to maintain and properly apply their own appropriate compliance measures, procedures, and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using the Bank’s (and its relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without the Bank (or its relevant counterparties’) knowledge. If the Bank is associated with, or even accused of, breaches in AML, anti-terrorism, or Sanctions requirements, its reputation could suffer and/or it could become subject to fines, Sanctions or legal enforcement, including being added to any “blacklists” by international monitoring organizations such as FATF that would prohibit certain parties from engaging in transactions with the Bank, which could have a material adverse effect on it. Any resulting governmental fines or reputational damage, whether affecting the Bank directly or indirectly through its counterparties, could impact the Bank’s relationships with rating agencies, creditors, customers and employees and therefore have a materially adverse effect on it.
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
Expansion, modification and/or enforcement of U.S. economic or financial Sanctions, requirements or trade embargoes could have a material adverse effect on the Bank.
The Bank requires all its subsidiaries, branches, agencies and offices to comply with applicable Sanctions in all material respects. The Bank continues to monitor activities relating to those jurisdictions which are subject to Sanctions and periodically updates its global Sanctions policy to promote compliance with the various requirements resulting from these changes in Sanctions.
The U.S. has expanded Sanctions on Nicaragua, North Korea, Russia, China, Iran, Cuba and Venezuela, and issued an executive order modifying Sanctions with respect to Sudan. Furthermore, in recent years, the United States Department of the Treasury's Office of Foreign Assets Control (“OFAC”) has designated some notable groups or financial institutions on the Specially Designated Nationals (“SDN”) List in the regions or jurisdictions where the Bank, its counterparties, or its customers are located, have operations, or do business.
The dramatic escalation of Sanctions against Venezuela following the disputed 2024 election and the recent detention of President Maduro has impacted Regional financial institutions. The scope of the current Venezuelan Sanctions regime include Sanctions against a broad range of Venezuelan state-owned entities and various restrictions on the Venezuela oil, gas and petroleum sector.

Since 2015 and through early 2026, the U.S. has continued to expand Sanctions in respect of the Government of Venezuela and certain Venezuelan nationals, including certain Venezuelan government officials effectively blocking all property and interests in property of the Government of Venezuela pursuant to Executive Order 13884 of August 5, 2019. The designation in July 2025 of an additional 37 Venezuelan officials and 24 entities, including several regional financial institutions with ties to the Venezuelan government, has further complicated compliance efforts for banks operating in the Region. With regard to any Sanctions targeting persons who have been added to OFAC’s SDN List or other persons considered blocked persons under OFAC Sanctions, U.S. persons may not make to such persons, or receive from such persons, any contribution or provision of funds, goods, or services. These Sanctions also prohibit, with certain limited exceptions, (a) transactions by a U.S. person or within the United States relating to new debt with a maturity greater than 30 days or new equity, of the Government of Venezuela, bonds issued by the Government of Venezuela prior to August 25, 2017, and dividend payments or other distributions of profits to the Government of Venezuela from its controlled entities, and (b) direct or indirect purchases by a U.S. person or within the United States of securities from the Government of Venezuela (other than new debt with a maturity of 30 days or less). These Sanctions have also resulted in the designation of certain state-owned financial institutions, including Banco De Desarrollo Económico y Social de Venezuela (“BANDES”), Banco Bandes Uruguay S.A., Banco Bicentenario del Pueblo, de la Clase Obrera, Mujer y Comunas, Banco Universal C.A., Banco de Venezuela, S.A. Banco Universal and Banco Prodem S.A.
Beginning in 2018, the U.S. also expanded Sanctions in respect of the Government of Nicaragua and certain Nicaraguan nationals. Like the Venezuela-related Sanctions, these recent Sanctions have also resulted in the designation of certain financial institutions, as SDNs, including Banco Corporativo S.A., a subsidiary to the Venezuelan government-funded Alba de Nicaragua, S.A.
Since the Russian invasion of Ukraine on February 24, 2022, the United States has imposed Sanctions against certain Russian banks, companies and individuals, as well as the Russian Central Bank, and has announced that certain Russian banks will be barred from using the Society for Worldwide Interbank Financial Telecommunication (SWIFT) messaging system. The escalation of Russia-related Sanctions in March 2025 extended restrictions to previously untargeted sectors of the Russian economy and imposed secondary sanctions on foreign financial institutions that facilitate significant transactions for sanctioned Russian entities. In addition, generally applicable investment, export, and import bans and restrictions have been put in place. In response to such Sanctions and restrictions, as well as asset flight, Russia has implemented certain countermeasures. These sanctions, restrictions and Russian countermeasures may adversely affect the Bank, its customers and the markets in which the Bank operates by creating regulatory, reputational and market risks.
Additionally, the implementation of new comprehensive U.S. sanctions against several entities in Colombia in September 2025, based on alleged narcotics trafficking and terrorism financing activities, presents unique challenges.
While the Bank does not consider that its business activities with counterparties with whom transactions are restricted or prohibited under U.S. Sanctions are material to its business, these aforementioned recent developments and any future expansion of Sanctions could have a material adverse impact on the Bank due to, among other things, the following:
•Bladex may be owned, directly or indirectly, by, or have shareholders which are, central banks, multilateral development banks or other persons which may be the current or future target of Sanctions. Importantly, as of the date of this annual report, no SDN or blocked person currently has any operational or management role in the Bank, or has any authority to negotiate on behalf of the Bank or make binding commitments on behalf of the Bank.
•The ongoing geopolitical tensions and trade disruptions in the Region (including Venezuela) and highly dynamic Sanctions landscape have created heightened risks for regional financial institutions or result in increased Sanctions compliance-related costs or expenses.
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
In response to the global financial crisis, which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”) proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework, which creates new higher minimum regulatory capital requirements. On December 16, 2010 and January 13, 2011, the Basel Committee issued its original guidance (which was updated in 2013) on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative Sanctions by the Superintendency of Banks for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. The Bank follows Basel III criteria to determine capitalization levels, and has determined the Bank’s Tier 1 capital ratio (Basel III – IRB) to be 17.4% as of December 31, 2025. In addition, as of December 31, 2025, the Bank’s Capital Adequacy Ratio, calculated according to the guidelines of the Banking Law (as defined below), was 15.5%.
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
The Bank is required under the Sarbanes-Oxley Act of 2002 to furnish a report by the Bank’s management on the effectiveness of its internal control over financial reporting and to include a report by its independent auditors attesting to such effectiveness. Any failure by the Bank to maintain effective internal control over financial reporting could adversely affect its ability to report accurately its financial condition or results of operations. If the Bank is unable to conclude that its internal control over financial reporting is effective, or if its independent auditors determine that Bladex has a material weakness in its internal control over financial reporting, the Bank could lose investor confidence in the accuracy and completeness of its financial reports, the market prices of its shares could decline, and could be subject to Sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in its internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict the Bank’s future access to the capital markets.
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
As a reflection of the Bank’s mission and strategy, the Bank’s credit and other activities are concentrated in the Region, and are therefore highly susceptible to macroeconomic factors throughout the Region, as well as in individual countries. Economies in the Region have historically experienced significant volatility evidenced, in some cases, by political uncertainty, including with respect to upcoming elections, slow economic growth or recessions, increases in unemployment and the resulting reduction in consumer purchasing power, declining investments, fluctuations in interest rates and the capital markets, government and private sector debt defaults and restructurings, and significant inflation and/or currency devaluation. The expansion of protectionist policies by the new United States administration in 2025, including increased tariffs and changes in immigration policy has also created uncertainty in the Region where the Bank operates and may lead to higher levels of inflation. While global economic growth showed signs of stabilization in late 2025, the continued geopolitical tensions and trade disruptions have limited recovery in the Region. Moreover, the pause in monetary easing in major economies due to renewed inflation concerns and fiscal expansion could maintain relatively high borrowing costs for countries in the Region. These conditions, combined with currency volatility in several key markets, continue to present challenges for economic growth. See “—Risks Relating to the Bank’s Business—Performance in the financial services industry is affected by market conditions, fiscal, monetary and regulatory policies, geopolitical events and the macroeconomic climate.”
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

The Bank also faces borrower concentration, with its credit activities being in a number of countries. Adverse changes affecting one or more of these economies could have a material adverse impact on the Bank’s Credit Portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2025, 52% of the Bank’s Credit Portfolio was outstanding to borrowers in the following five countries: Guatemala ($1,653 million, or 13%), Mexico ($1,326 million, or 11%), Brazil ($1,268 million, or 10%), Colombia ($1,174 million, or 9%), and Dominican Republic ($1,092 million, or 9%).

In addition, as of December 31, 2025, of the Bank’s total Credit Portfolio balances, 8% were to five borrowers in Guatemala, 6% were to five borrowers in Colombia, 5% were to five borrowers in Dominican Republic, 5% were to five borrowers in Mexico and 5% were to five borrowers in Brazil. The increased political and economic volatility in several of these key markets during 2025, particularly the diplomatic tensions affecting the Region, presents heightened concentration risks. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have a material adverse impact on the Bank’s Credit Portfolio, potentially requiring the Bank to create additional allowances for expected credit losses, or suffer credit losses with the effect accentuated because of this concentration.
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
The Bank’s mission is focused on supporting trade and integration across the Region, and a significant portion of the Bank’s operations is derived from financing trade related transactions. As a result, increases in tariffs, changes in political, regulatory and economic conditions in the United States or in the Region, or in policies governing infrastructure, trade and foreign investment in the United States, or other restrictions on foreign trade throughout the Region or globally could adversely affect the Bank’s business and results of operations. The United States has significantly expanded its tariff regime since early 2025, imposing new tariffs on a wider range of imports from countries throughout the world. The implementation of tariffs on certain Chinese goods, along with additional tariffs on Mexican and Canadian imports, including steel, aluminum, automobiles, and agricultural products, has disrupted established trade patterns in the Region. In addition, the United States has implemented additional tariffs and trade measures against several countries and trading blocs related to other products. Several countries and trading blocs have implemented countermeasures. There can be no assurance that the prevalence and quantity of tariffs and similar measures implemented or increased globally, and in the Region, will not continue to increase, and that such measures will not have a material adverse effect on the global or Regional economies as a whole, and as a result on our financial condition and results of operations.
Any such disruptions in international trade flows could materially and adversely affect the demand and pricing of the Bank’s trade related lending activities, and therefore, have a material adverse effect on the Bank’s business, financial condition, results of operations and share price.

The Region’s economies remain vulnerable to inflationary pressures. Elevated levels of inflation in the Region may have a material adverse effect on the Region’s economic growth and, therefore, the Bank’s results of operations and financial condition.
The ongoing geopolitical conflicts in Europe, the Middle East, Asia, and somehow, in Latin America put additional pressure to inflation, the potential devaluation of currencies against the U.S. Dollar, the fluctuation of interest rates, tighter financial conditions, economic deceleration of key trading partners, and social discontent are among the macroeconomic factors that have led to a still low economic growth in the Region in 2025. In addition, the adoption of protectionist policies by the new administration in the United States, such as those measures related to tariffs and immigration issues, together with the withdrawal of most of the pandemic-related fiscal stimulus and the reversal of external price pressures, contribute to disruptions in global supply chains and trade flows. Such developments may increase cost pressures and further exacerbate domestic inflationary conditions. Financing costs could be affected by inflation and are expected to remain high in the coming years. If interest rates were to increase significantly again, this would affect global financial conditions and carry the risk of triggering a recession. Should monetary policy rates move materially higher than current expectations, a realignment of market expectations could cause turbulence in financial asset prices. Higher global and domestic financing costs can accelerate capital outflows and represent a challenge for the Region, given large public and external financing needs in some countries and the limited resources to finance investment in the Region. Furthermore, the combined effect of geopolitical conflicts such as the conflict in the Middle East, the Russia-Ukraine conflict, among others, are all recessive and inflationary, which could cause risks of stagflation within the Region.
Although economic conditions vary from country to country, the Region’s economy continues to be vulnerable to inflationary pressure and to experience slow economic growth. Though inflationary pressures slowed during 2025, except for Colombia, as a result of several factors, including lower food and energy prices resulting from monetary policy tightening, there is considerable uncertainty around inflation forecasts for coming years. Tighter labor markets, wage pressures, the adoption of tariff and a history of backward indexation continue to create uncertainty around inflation rates. Core inflation (that is, excluding food and energy) in the Region remains high.
The volatility in commodity prices, particularly energy and agricultural products, has contributed to price instability across the Region. The disruptions to global shipping routes, including restrictions at the Panama Canal due to drought conditions and security concerns in the Red Sea and the Strait of Hormuz, have increased transportation costs and delivery times for imported goods.
Amidst these uncertainties, financial markets have continued to experience volatility. The Bank cannot predict the decisions and policies that the governments in major global markets and in the Region will adopt in the future to combat inflation, which could generate uncertainty in the international markets and could have a negative effect on economies in the Region. Persistent inflation in the Region may have a material adverse effect on the Region’s economic growth and, therefore, the Bank’s results of operations and financial condition.
Local country foreign exchange controls or currency devaluation, and elevated inflation, may harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations.
The Bank makes mostly U.S. dollar-denominated loans and investments. As a result, the Bank faces the regulatory risk that can be created since some governments within the Region can impose controls on the foreign exchange market and may restrict the ability of the Bank’s borrowers to acquire dollars to repay loans on a timely basis, even if they are exporters, and/or that significant currency devaluation might occur, which could increase the cost, in local currency terms, to the Bank’s borrowers of acquiring dollars to repay loans. Asset risks may rise for banks that lend to exporters or high value-added manufacturers, particularly in the automotive supplier and technology sectors in the Region. Any of these factors could harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations, which could adversely affect the Bank’s business and results of operations.
A significant portion of the Bank’s Loan Portfolio consists of loans made to borrowers in the oil/gas and agribusiness sectors in the Region. Lending in these sectors presents unique risks related to commodities pricing.
As of December 31, 2025, $1,258 million, or 14% of the Bank’s Loan Portfolio was comprised of oil/gas related loans, and $343 million, or 4% of the Bank’s Loan Portfolio was comprised of agribusiness loans. Repayment of these loans depends substantially, in some cases, on producing, exploring and exporting and also marketing the oil/gas or other commodities. Most of these loans are unsecured and collateral securing some of these loans may be illiquid. In addition, the limited purpose of some agricultural-related collateral affects credit risk because such collateral may have limited or no other uses to support values when loan repayment problems emerge. Many external factors can impact the Bank’s borrowers’ ability to repay their loans, including commodity price volatility (i.e., oil and sugar prices), increased global shipping costs due to tensions in the Red Sea, the Strait of Hormuz and a slowdown in Panama Canal traffic due to drought conditions, pandemics, epidemics, war, the imposition of tariffs, the escalation of tensions between the United States and key trading partners in the Region, and Sanctions implemented as a result, the impact of supply chain disruptions, inflation and rising interest rates, adverse weather conditions, water issues, land values, production costs, changing government regulations and subsidy programs, changing tax treatment, technological changes, labor market shortages/increased wages, and changes in consumers’ preferences, over which the Bank’s borrowers may have no control. These factors, as well as volatility in certain commodity prices, particularly the fluctuations in oil prices resulting from production adjustments by major oil-producing countries and demand uncertainties in key markets, could adversely impact the ability of those to whom the Bank has made loans to perform under the terms of their borrowing arrangements with the Bank, which in turn could result in credit losses and adversely affect the Bank’s business, financial condition and results of operations.
A downgrade in the Bank’s credit ratings may adversely affect its funding costs, access to capital, access to loan and debt capital markets, liquidity and, as a result, its business and results of operations. Increased risk perception in countries in the Region where the Bank has large credit exposures could have an adverse impact on the Bank’s credit ratings.
Credit ratings represent the opinions of independent rating agencies regarding the Bank’s ability to repay its indebtedness and affect the cost and other terms upon which it is able to obtain funding. Each of the rating agencies reviews its ratings and rating methodologies on a periodic basis and may decide on a grade change at any time, based on factors that affect the Bank’s financial strength, such as liquidity, capitalization, asset quality and profitability. Credit ratings are essential to the Bank’s capability to raise capital and funding through the issuance of debt, loan transactions, as well as to the cost of such financing.
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
The Bank is exposed to natural disasters in Panama, such as earthquakes, floods and mudslides. Although earthquakes in Panama are not common, the country is located in a seismic zone. The country is also vulnerable to El Niño phenomenon, which provokes floods and mudslides in the north and central Andean regions. Drought conditions have impacted shipping traffic through the Panama Canal, with vessel transits restricted and transit fees increased. Whenever this weather phenomenon occurs, the Panama Canal Authority tends to implement water conservation measures that have reduced the canal’s capacity, affecting global shipping and increasing costs for trade in the Region. As a consequence, it could negatively affect Panama’s Gross Domestic Product (“GDP”) and the financial condition of certain of the Bank’s clients.
A natural disaster of this nature or any other type of disaster could impair the Bank’s operational capacity. The Bank’s business continuity plans include emergency response, disaster recovery, operations continuity, crisis management, data protection and recovery and critical systems redundancy. Although the Bank tests its business continuity plans annually, these plans may prove to be ineffective, which could have a material adverse effect on the Bank’s ability to carry out its businesses, especially if an incidence or disaster affects computer-based data systems or damages customer or other data. In addition, if a significant number of the Bank’s employees were affected by the natural disaster, the Bank’s ability to conduct business could be impaired.
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
Bladex’s shares of Class E common stock are listed on the New York Stock Exchange (“NYSE”) and the U.S. Long-Term Stock Exchange (“LTSE”) under the symbol “BLX.”
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
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Information is also available on the Bank’s website at: http://www.bladex.com/en/investors
B.    Business Overview
Overview
The Bank’s mission is to provide financial solutions to financial institutions, companies and investors doing business in Latin America, supporting trade and integration across the Region.

As a specialized multinational bank with a strong and historic commitment to Latin America, the Bank possesses extensive knowledge of business practices, risk and regulatory environments, accumulated over forty years of doing business throughout the entire Region. Bladex provides foreign trade solutions to a select client base of premier Latin-American financial institutions and corporations, and has developed an extensive network of correspondent banking institutions with access to the international capital markets. Bladex enjoys a preferred creditor status in certain jurisdictions, being recognized for its strong capitalization, prudent risk management and sound corporate governance standards. Bladex fosters long-term relationships with clients, and over the years it has developed a reputation for excellence when responding to its clients’ needs, in addition to having a solid financial track record, which has reinforced its brand recognition and its franchise value in the Region, and contributes to the Bank achieving its vision of being recognized as a leading institution in supporting trade and integration across Latin America.
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
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generating activities developed to cater to corporations, financial institutions and investors in Latin America. The array of products and services includes the origination of bilateral short- and medium-term loans, structured and syndicated credits, loan commitments and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances. The majority of the Bank’s short-term loans are extended in connection with specifically identified foreign trade transactions. Through its revenue diversification strategy, the Bank’s Commercial Business Segment has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting of syndicated credit facilities, structured trade financing (in the form of factoring and vendor financing) and financial leasing.
The Treasury Business Segment focuses on managing the Bank’s Investment Portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-’ or above (international scale credit rating), and financial instruments related to the Bank’s investment management activities, consisting of securities at FVOCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, and which consist mainly of deposits, short- and long-term borrowings and debt.
Historically, trade finance has been afforded favorable treatment in the context of debt restructurings of Latin American borrowers. This has been, in part, due to the perceived importance that governments and other borrowers in the Region have attributed to maintaining access to trade finance. The Bank believes that, in the past, the combination of its focus on trade finance and the composition of its Class A shareholders has been instrumental in obtaining certain exceptions regarding U.S. dollar convertibility and transfer limitations imposed on the servicing of external obligations, or preferred creditor status. Although the Bank maintains both its focus on trade finance and its Class A shareholders’ participation, it cannot guarantee that such exceptions will be granted in future debt restructurings.
As of December 31, 2025, the Bank had 114 employees, or 31% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential new customers.
Recent Developments
The fiscal year 2025 began in a particularly complex environment for Latin America and the Caribbean. The arrival of a new administration in the United States introduced rapid changes in tariff, migration, and security policies, generating fears of potential disruptions in supply chains, trade flows, and even a global economic slowdown due to tighter restrictions and limited clarity for sectors that are highly dependent on exports to the United States. In addition, global fiscal concerns persist, especially regarding the high indebtedness of the United States’ Treasury, with debt exceeding 120% of GDP in 2025 (according to United States Office of Management and Budget), which created uncertainty about its future financing and the possibility of liquidity strains in markets. These factors contributed to a higher perception of risk.
At the same time, a continued tightening of external monetary conditions at the beginning of the year, along with episodes of risk aversion in emerging markets, pushed the Latin America Emerging Market Bond Index up by more than 70 basis points in April after the Trump Administration’s declaration of “Liberation Day” and the substantial increase in U.S. tariffs, marking its highest level of the year. This fueled doubts about the Region’s ability to absorb external shocks. In addition, ongoing trade tensions among major economies and shifts in demand patterns reinforced the sense of an international environment that was fragile and difficult to anticipate, generating a scenario of heightened caution.
Notwithstanding the foregoing, the countries of Latin America and the Caribbean showed greater resilience than expected. The Region not only has maintained access to international markets, but risk perception has eased significantly since early 2025. The Latin America Emerging Market Bond Index fell 70 basis points compared to 2024 (and 140 basis points from its annual peak in April 2025), standing at 253 basis points in December 2025, which is a level not seen since 2018. This improvement was driven by a combination of factors within the Region, including stronger macroeconomic conditions, gradual disinflation, greater trade diversification, and tariff announcements that were relatively favorable compared to other competitor regions and countries, allowing the Region to navigate the initial shock, while also improving the Region’s risk profile. During the year, there were 12 rating upgrades across the Region, compared to only six downgrades, according to the three main international rating agencies.
Two of the most notable issues in the Region and in financial markets were linked to the United State’s drugs-control and trade policies, the effects of which were felt almost immediately.
Drugs-control policy: The announcement of a more aggressive United States’ anti-drug strategy initially created concerns around the possible imposition of trade Sanctions and logistical restrictions. However, Mexico reacted quickly by strengthening controls through police cooperation and increased border surveillance. In fact, fentanyl seizures along the Mexico–U.S. border fell by 50% during the first nine months of 2025, according to the United States Department of Homeland Security, which prevented further escalation and eased the bilateral tensions. As a result, the impact on key industrial supply chains (automotive, electronics) was limited, and nearshoring continued largely uninterrupted. Indeed, Mexico’s exports to the U.S. have grown 5.8% year-on-year through September 2025 according to the International Trade Centre’s Trade Map platform (“Trade Map”), which was one percentage point higher than the average growth rate since 2023.
Tariffs: During the first four months of 2025, there was significant volatility surrounding the tariffs that the new U.S. administration planned to impose on the rest of the world. After the first quarter, the move towards much lower tariffs in Latin America, along with the exclusion of many of the products the Region exports to the United States, meant that the impact of higher global tariffs ultimately resulted in strengthened trade with the Region. In Mexico’s case, although reciprocal tariffs are high, the effective rate is around 7%, a mitigating factor derived from the United States-Mexico-Canada Agreement (“USMCA”). Additionally, exports of goods from Latin America to the United States have been growing at annual rates above 5% year-on-year (better than the 4% average of the prior three years), according to Trade Map. For its part, the United States’ administration has made four official visits to the Region so far this year and has shown strong interest in maintaining relations, explicitly supporting Argentina with a U.S.$20 billion swap line of credit, El Salvador through the signing of a reciprocal agreement to strengthen trade and investment in November 2025, and signaling a willingness to support strategic investments in Panama’s ports. After all the volatility, the idea that Latin America is a strategic market for the United States in terms of investment and trade relations has become increasingly consolidated.
Another risk that generated the greatest expectations in the Region, due to its potential impact, was related to migratory flows and the tightening of immigration controls by the United States, given the possible effect on remittances, which are a key source of economic growth and, in several countries, the main generator of foreign currency. However, the results were contrary to what had been anticipated: in most Latin American countries, except for Mexico, remittances reached historic highs. In the first nine months of 2025, remittances to Central America (Honduras, Guatemala, and El Salvador) grew on average by 21% year-on-year, taking the indicator to record levels in economies where remittances account for approximately between 20% and 30% of GDP.
In the trade sphere, the Region was not significantly affected by the tariff escalation. The Region’s resilience to the global tariff shock, allowed Latin America to regain its share in international trade, reaching nearly 6% of total global trade, according to Trade Map (which is in line with the Region’s percentage of global GDP), after the decline recorded during the commodities crisis in 2016. Likewise, the recent rebound in terms of trade reflects greater diversification in the export basket, strengthening Latin America’s capacity to respond to external shocks.

Environmental, Social and Governance (ESG)
The Bank’s Commitment to ESG

Bladex’s commitment to sustainability is rooted in the belief that strong governance, responsible environmental management, and social contribution are essential components for long-term business development and success. The Bank’s Board of Directors, the Executive Committee and employees share this vision, integrating Environmental, Social, and Governance (“ESG”) criteria as a way to strengthen the Bank’s resilience, enhance risk management, and create value for our shareholders and the communities where the Bank operates.
Our ESG approach is based on four key pillars: responsible management of the environment, the promotion of inclusive social practices, the strengthening of solid governance and sustainable finance. We consider these areas fundamental to achieve sustainable, balanced growth aligned with the values that guide our organization.
Since 2011 Bladex has been a member of the United Nations Global Compact, and since then we publish an annual Corporate Sustainability report, which is available to our stakeholders on our website.
From 2022 through 2024, the Bank carried out a comprehensive review of its practices and processes together with external ESG specialists. This work allowed the Bank to identify improvement opportunities, strengthen its internal guidelines, and establish policies and procedures that embed ESG principles into key organizational functions. It enabled the Bank to align perspectives, unify criteria, and develop internal capabilities with a stronger foundation.
Building on this progress, in 2025 the Bank initiated the active implementation of its Sustainability Action Framework, structured around the key pillars described above and supported by a sequential work plan to guide in its execution. All areas of the Bank that conduct activities in each of the areas are involved in this process, integrating the Framework into their day‑to‑day operations and generating steady progress across the organization. This collaborative approach has allowed sustainability to evolve naturally within the Bank’s operations, supporting decision‑making and strengthening its relationships with clients, correspondent banks, and investors.
All this work is supported by Bladex’s Sustainability Policy, which consolidates the Bank’s institutional guidelines that direct how we address environmental, social and governance considerations into the Bank’s activities. This policy can be found at https://www.bladex.com/en/sustainability.
Governance
Oversight of ESG
As an overseer of risk and a steward of long-term shareholder value, the Bank’s Board has the ultimate responsibility for the oversight of ESG-related risks and opportunities that impact the Bank’s business. During 2025, the Compliance, Anti-Money Laundering and Sustainability Committee provided primary oversight of the Bank’s ESG initiatives and programs. This Committee is best positioned to oversee ESG due to the expertise and make up of its directors, and the existing strong focus on governance and compliance topics that are critical to the Bank’s business. Other Committees will also play a relevant role and receive regular updates on ESG progress and goals, mainly the Sustainability and ESG Committee and the Risk Committee, who will receive regular updates on ESG progress and objectives.

The ESG Action Framework, policies, and reporting are managed by the Investor Relations and ESG Vice Presidency and ESG leaders from different areas. The working group consists of cross departmental leaders in the Bank’s organization including risk, strategic planning, communications, finance, legal, and investor relations. This group will further work with subject matter experts to ensure implementation of work streams and to collect data and information for reporting purposes.
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

Directors, officers and employees must avoid any transaction, investment, interest or association that competes with the Bank’s business for personal gain and must abstain from misappropriating the Bank’s corporate opportunities, through the use of the Bank’s information or through the use of such person’s position at the Bank. Directors, officers and employees must refrain from buying or selling the Bank’s shares or securities based on confidential or privileged information of material importance to the Bank and its business.
ESG in Credit Risk Analysis
The Bank aims to manage its business for the long term while providing value for its clients and shareholders by considering ESG issues in its processes for managing and governing risk across its financial services and investments. During 2021, Bladex developed a Social and Environmental Risk Policy based on the IFC’s and other recognized entities’ frameworks which allows the integration of environmental and social issues in the Bank’s risk assessment considerations and determinations. The Bank assigned an Environmental and Social Rating to its portfolio and started the process to review and identify existing companies with robust, publicly available ESG information. In 2024, the Bank completed the evaluation of its entire portfolio, focusing mainly on high risk clients, and began the process of updating the system with new tools that seek to improve the evaluation. The Bank intends to retain the services of a consulting firm to measure the carbon footprint of the Bank’s Commercial Portfolio as an annual process, as well to define the potential exposure of the Bank’s clients to climate risk. In addition, the Bank is also in the process of defining the different types of exposure of its clients to climate risk, adding mitigation scenarios and execution plans and processes for possible tensions, which are expected to be executed in detail with our consultant during 2026.
Social
Human Capital Management
The Bank considers human capital to be the backbone of all its business activities and, as such, employees’ well-being continues to be the basis for meeting the Bank’s objectives. The Bank’s human capital strategy is underpinned by an unwavering engagement to its values. During 2025, these were revised and updated to meet the purpose “to build bridges between Latin America and the world and to boost growth for our clients and the Region”. The Bank’s values are: Excellence, Integrity, Commitment, Growth and Creating Value. Employees participated actively in the definition of these values, which represent and promote the Bank’s culture.

The Bank takes a holistic approach that evaluates the full employee experience, from recruitment, selection and onboarding, to benefits, training and professional development, engagement and volunteering. The Bank’s employee performance evaluation methodology has two components: corporate performance, which is measured through the Bank’s net income, and individual performance, which is measured by the employee’s contribution to the Bank’s objectives and their alignment to corporate values and competencies, for which we have established balance scorecards, commercial scorecards and functional scorecards. All of these factors determine each employee’s variable compensation. For top management and certain other executive positions, a significant portion of variable compensation is made in the form of restricted stock, which is deferred for a period of three years. In addition, in 2025 the Bank implemented an evaluation of competencies through a platform that also keeps track of continuous feedback, reinforcing the importance of leadership throughout performance administration.

The Bank believes that it has positioned itself as a great place to work for employees to build a career. Most of the Bank’s vacancies or new positions are offered internally, which prioritizes the professional growth of our employees. We equip them with tools, resources and opportunities designed to build critical skills and enhance their career path within our organization. We request employee feedback on a regular basis and are continuously evolving and adapting to meet the changing needs of the organization. In addition, since the pandemic we have maintained the possibility of a hybrid model to work from home when necessary. Furthermore, to address employee wellness, we sponsor the participation of employees in sports events, offer a wellness application with pre-ordered exercise lessons and provide activities such as coffee chats, an internal social network, and a calendar of events to keep employees connected and engaged.

At Bladex we ensure full compliance with applicable health and safety standards and undergo comprehensive internal audit processes to meet any gaps in our management system. In 2025, we maintained the wellness program that we developed in 2021 which is based on six key pillars focused on an employee’s physical, mental, financial, environmental, nutritional, and social health.
Board of Directors’ Composition
Among other key factors, the Board of Directors’ Nomination, Compensation and Operations Committee values candidates with diverse backgrounds who can contribute varied skill sets and perspectives when evaluating candidates for positions on the Bank’s Board of Directors. The Nomination, Compensation and Operations Committee generally views and values diversity from the perspective of professional and life experiences and recognizes that diversity may include characteristics that can contribute to the Bank’s strategic vision and mission.

	Alexandra Aguirre	Ricardo Arango	Tarciana Gomes Medeiros	Isela Costantini	Mario Covo	José A. Garzón	Miguel Heras	Roland Holst	Daniel Tillard	Angélica Ruiz Celis
Knowledge and Skills
Corporate Governance
Public Board Experience
Executive Management Experience
Financial Expertise
Legal
Government / Regulatory Experience
Risk Management
International
Environmental, Social, and Governance

The presence of different nationalities, genders and cultures among our Directors and employees enhances the Bank’s brand and makes it an attractive employer for talent acquisition. Having a multicultural work environment is one of the Bank’s main strengths which facilitates business management across the Region. The Bank’s goal is to have all employees, regardless of their race, ethnicity, religion, age, gender, national origin, or other characteristics, feel valued, respected and accepted for their unique characteristics and contributions to the Bank.

The Bank has approved the Diversity, Equity and Inclusion Policy, and implemented procedures defining roles and responsibilities aiming to promote in all the Bank’s operations an environment of respect and protection that recognizes the value of diversity. The Diversity, Equity and Inclusion Policy recognizes meritocracy as the key component driving the professional development of each employee within the Bank and is one of the documents new hires must read and comply with before their first day at Bladex. In addition, the Human Development Department presents annually a talk on Diversity, Equity and Inclusion to update employees on new trends in this important topic.

Community Giving
Fundación Crece Latinoamérica – Gonzalo Menéndez Duque (the “Foundation”) is the Bank’s strategic social investment vehicle that contributes to sustainable development in the Region at the community level. In partnership with non-profit organizations and with the support of the Bank’s corporate volunteers the Foundation has played an important role promoting positive social and environmental impact.

During 2025, the Bank focused its efforts on strengthening its two pillars of action: the promotion of education and environmental sustainability. On the educational front, the Bank has supported underprivileged schools in vulnerable communities through the strengthening of school meal programs, the development of cultural and psychosocial support activities, infrastructure improvements, and the promotion of access to and continuity in education. On the environmental front, the Bank has established partnerships with institutions to promote environmental education, to promote recycling and circular economic practices, as well as awareness initiatives aimed at the protection of ecosystems, as well as environmental education and awareness initiatives aimed at the protection of ecosystems.
Environment
Climate Risk
Multiple events have rapidly increased the attention paid to the financial services sector’s role in climate change. As evolving political, regulatory, and market conditions incentivize and accelerate the transition to a low-carbon economy, the Bank expects to actively monitor the channels through which physical and transition risks must be identified, assessed, and mitigated. The Bank recognizes that a variety of climate-related financial risks may manifest over a long duration, as well as the possibility that events or developments could drive a more immediate impact. The Bank is conducting an initial assessment of the most likely transmission channels for climate risk and then it will further build capabilities to assess, monitor, and respond to the potential short-term and longer-term horizon risks posed by climate change.

The Bank has determined not to finance certain operations due to the potential negative impact on the environment. These include production of or trade of ozone depleting substances, trade in wildlife or wildlife products, commercial logging operations or equipment, and production on pesticides and herbicides subject to international restrictions or bans.
Environmental Stewardship
The Bank’s operational footprint is relatively small, however, the Bank still takes initiatives to reduce the negative environmental impact in areas under its control. The Bank maintains a paper-free culture that promotes reduced consumption of paper and ink. The Bank’s headquarters in Panama is LEED certified since 2013 and is built for optimal energy efficiency. The Bank practices recycling on-site, including e-waste which is collected, recycled, and properly disposed by a certified third party.
Strategies for 2026 and Subsequent Years
The Bank’s Board of Directors and management, assisted by a global strategic consulting firm, have developed an updated Strategic Plan for the 2026–2030 period (the “Strategic Plan”), with the objective of capitalizing on the progress achieved, capturing new growth opportunities, and ensuring the long-term sustainability of the Bank’s business model, following the early achievement of the objectives established in the Bank’s previous strategic plan (2022–2026), the main financial, commercial, and operational targets of which were reached ahead of schedule, during 2025.

The former 2022–2026 strategic plan was focused on strengthening the Bank’s business model, better leveraging its competitive advantages, expanding its customer base and improving the value proposition offered to the Bank’s customers. As a result of the execution of this plan in 2025, the Bank achieved significant improvements in its key performance metrics, including return on equity, loan portfolio growth, revenue diversification, and operational efficiency. These results allowed the Bank to meet its originally defined strategic objectives earlier than anticipated.

The Strategic Plan preserves the core essence of the Bank’s business model as a specialized institution focused on financing international trade in Latin America and the Caribbean. The strategy is based on profitable growth that is scalable and capital efficient, without modifying the Bank’s credit risk appetite or its focus on corporate clients, financial institutions, and entities linked to international trade.

The Strategic Plan is structured around three interrelated strategic pillars described below, aimed at expanding the Bank’s capacity to generate value while maintaining sound capital and risk discipline.

Sustained growth of the loan portfolio, while preserving the Bank’s historical margins and risk profile.
Since implementing the former strategic plan, the Bank has successfully streamlined key processes to ensure faster client onboarding and enhanced operational capabilities, as well as optimizing capital. The Bank plans to continue focusing on lending to its top-tier client base of banks and corporations throughout the Region, through deeper relationships with existing clients, the selective onboarding of new clients with similar profiles, and the strengthening of working capital, structured finance, and project finance solutions within prudent risk limits. Lending growth may also be favored by strategic sectors taking advantage of business opportunities emerging from the expected Regional economic recovery, a positive commodity cycle and the continuance of an increasing trend in trade flows in the Region.

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
Expansion of non-interest income, supported by the implementation of specialized technology platforms for both the Bank’s trade finance business and Treasury activities.
The Bank has implemented a technological platform for international trade (Trade360 – CGI) aimed at the digitalization of trade finance products, with the objective of promoting the growth of fee-based income associated with letters of credit, structured working capital solutions, and other products linked to international trade. This platform enhances operational efficiency, increases transactional capacity, and expands the range of services offered to clients, without altering the Bank’s credit risk profile.

Additionally, the Bank is implementing a new technology platform, provided by Nasdaq, and designed to strengthen the development and scalability of treasury and derivatives products, facilitating the generation of non-interest income through solutions that complement the value proposition offered to corporate clients and financial institutions.

The expected expansion of non-interest income is also supported by business lines in which the Bank has established capabilities and identifiable execution opportunities, including trade services and letters of credit, treasury solutions such as derivatives, structuring and syndication, and fee-generating activities associated with transactional services, as well as project and infrastructure finance. These activities generate revenues that are capital-efficient, scalable, and closely connected to client relationships, supporting the diversification and resilience of the Bank’s income base.

Both platforms are expected to increase the Bank’s transactional capacity and contribute to the diversification of its client base while maintaining the Bank’s established risk appetite. This contributes to a broader diversification of revenue sources and reduces the sensitivity of financial results to fluctuations in interest rates. In this way, the Bank expects to enhance the stability and sustainability of its revenue generation over the medium and long term.
Optimization of funding costs, primarily supported by the development of capabilities to attract funds through operational accounts, driven by correspondent banking initiatives and payment services (Cash Management).
Through these initiatives, the Bank aims to partially capture the transactional flows associated with its clients’ international trade operations, of both financial institutions and corporate clients, by incorporating operational deposits linked to payments, collections, and settlements related to these transactions. This strategy is expected to enable the Bank to access structurally more stable and lower-cost sources of funding without altering its credit risk profile or client focus.

The implementation of operational accounts is planned to be carried out gradually and in a controlled manner, in line with the Bank’s operational risk management and compliance frameworks, with particular attention to regulatory requirements applicable to correspondent banking and international payment activities.

In a complementary way, the Treasury platform strengthens the Bank’s ability to attract U.S. dollar funding at costs below the Bank’s average cost of funds, while also enabling the Bank to respond more promptly and efficiently to arbitrage opportunities in financial markets that previously could not be executed with the same speed, and therefore represented an opportunity cost. This increased flexibility in liquidity and funding management is expected to contribute to a structural reduction in the cost of funds and an improvement in the alignment between market conditions and the Bank’s funding decisions.

Altogether, these initiatives are expected to enable the Bank to improve the composition and cost of its funding base, reinforcing the sustainability of its financial structure and reducing its reliance on funding sources that are more sensitive to market conditions.

Lastly, the execution of the Strategic Plan is supported by a set of operational, technological, and risk management enablers, designed to ensure that strategic initiatives have the necessary foundation for their effective and sustainable implementation. Investments associated with these enablers are made in a disciplined and selective manner, under an approach that prioritizes the formal evaluation of expected returns and direct alignment with the Bank’s strategic objectives. This approach ensures that resources allocated to technological platforms, analytical capabilities, and the modernization of operational infrastructure contribute tangibly to value creation and the strengthening of the Bank’s business model. Furthermore, the Bank maintains rigorous expenditure control to preserve levels of operational efficiency consistent with its financial discipline, even in a context of strategic investment and growth. This control allows the Bank to support the execution of the Strategic Plan without compromising financial soundness or the sustainability of results.

Regarding risks, the Strategic Plan maintains the Bank’s credit risk appetite unchanged, while at the same time strengthening its operational, technological, cybersecurity, compliance, and other emerging risk management frameworks. These measures address the increased operational complexity resulting from digitalization, product expansion, and the rise in transactional activity, thereby helping to ensure that growth is achieved under prudential standards aligned with best practices and current regulatory requirements.

Altogether, these enablers are expected to allow the Bank to execute its growth strategy in an orderly, controlled, and consistent manner, in line with its risk profile, while supporting sound investment governance and the sustainability of its operating model over the planning horizon.
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
Depending on the proposed amount, lines of credit are approved by different credit committees. The Bank’s management credit committee has authority to approve credit lines up to $30 million, under the allowed terms and conditions approved for each country by the Board credit committees. Credit lines exceeding that amount and/or conditions must be approved by other credit committees, which are composed of certain members of the Board. All credit lines must fully comply with the Legal Lending Limit established by the Panamanian Regulator. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of certain financial institutions, and a 25% limit as a percentage of capital and reserves for any borrower and borrower group, in the case of corporate and sovereign entities. As of December 31, 2025, the Bank’s legal lending limit prescribed by Panamanian law for corporations and sovereign borrowers amounted to $419 million, and for financial institutions and financial groups amounted to $503 million. Panamanian law also sets lending limits for related party transactions, which are described in more detail in the section “Supervision and Regulation–Panamanian Law.” Non-compliance with this legal lending limit could result in the assessment of administrative Sanctions by the Superintendency of Banks for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. As of December 31, 2025, the Bank was in compliance with regulatory legal lending limits.
Credit Portfolio
The Bank’s Credit Portfolio consists of the Commercial Portfolio and the Investment Portfolio. The Bank’s Commercial Portfolio includes: (i) the Loan Portfolio, (ii) customers’ liabilities under acceptances and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. The Bank’s Investment Portfolio consists of the principal balance of securities at FVOCI and the principal balance of securities at amortized cost, excluding interest receivable and the allowance for expected credit losses.

As of December 31, 2025, the Credit Portfolio amounted to $12,599 million, compared to $11,224 million as of December 31, 2024, and $9,532 million as of December 31, 2023. The $1,375 million, or 12% increase during 2025 compared to 2024 was largely attributable to the Bank’s higher lending origination and business growth in all business lines as a result of an effective strategy execution, higher transaction capacity, increased client engagement, new client onboarding and sustained cross selling efforts.
Commercial Portfolio

The Bank’s Commercial Portfolio amounted to $11,184 million as of December 31, 2025, compared to $10,035 million as of December 31, 2024, and $8,521 million as of December 31, 2023. The $1,149 million, or 11% increase during 2025 compared to 2024, resulted from a disciplined strategy execution and the Bank’s selective deployment of the Bank’s balance-sheet capacity following the AT1 Note Issuance (as defined below) in September 2025, which were mainly driven by longer-tenor transactions with attractive risk-adjusted returns, supported by higher transaction capacity, solid client demand and commercial activity across the Region.

As of December 31, 2025, 67% of the Bank’s Commercial Portfolio remaining-term profile was scheduled to mature within one year, compared to 73% as of December 31, 2024 and 69% as of December 31, 2023, which reflects the predominantly short-term nature of the Bank’s lending originations. As of those same dates, trade-related finance transactions represented 38%, 42%, and 46%, respectively, of the Bank’s Commercial Portfolio, while trade-related finance transactions represented 53%, 58% and 66%, respectively, of the Bank’s short-term origination. The evolving composition of trade-related finance transactions reflects the implementation of the Bank’s Strategic Plan to further diversify its lending products and services, while trade finance continues to represent a significant portion of short-term activity.

As of December 31, 2025, the exposure of the Commercial Portfolio’s was focused on preserving sound credit quality through well diversified exposures to top-tier clients across the Region. The Bank’s traditional client base of financial institutions represented 27% of the total Commercial Portfolio, and corporations represented 73% of the total Commercial Portfolio, of which 18% and 82% of such percentages were trade-related financing, respectively. In addition, the Commercial Portfolio continued to be well diversified across corporate sectors, with industry concentration levels of 5% of the total

Commercial Portfolio or lower as of December 31, 2025, except for certain sectors such as oil/gas (integrated) at 12%, electric power at 10%, and food and beverage at 9% of the Commercial Portfolio as of December 31, 2025.

Geographically, 36% of the Commercial Portfolio remained distributed in investment grade countries as of December 31, 2025, a decrease of 4 percentage points from December 31, 2024. On a country-risk basis, Guatemala represent the largest country-risk exposure at 15% of the total Commercial Portfolio, followed by Mexico at 12%, Brazil at 11%, and Colombia and the Dominican Republic, each at 10% of the total Commercial Portfolio. Credit to borrowers in top-rated countries outside of Latin America represented 8% of the total Commercial Portfolio, corresponding to transactions ultimately carried out within the Region, with credit risk transferred outside the Region by way of legally binding corporate guarantees that are payable at first demand.
The following table sets forth the distribution of the Bank’s Commercial Portfolio by product category as of December 31 of each year:

	As of December 31,
	2025	%	2024	%	2023	%
	(in $ millions, except percentages)
Loans - principal balance	9,181.3	82.1%	$8,375.2	83.5	$7,195.6	84.4
Loan commitments and financial guarantee contracts	1,840.7	16.5	1,414.3	14.1	1,063.7	12.5
Customers’ liabilities under acceptances	161.6	1.4	245.1	2.4	261.4	3.1
Total	$11,183.6	100%	$10,034.6	100.0	$8,520.7	100.0
Loan Portfolio

As of December 31, 2025, the Bank’s Loan Portfolio totaled $9,181 million, compared to $8,375 million as of December 31, 2024 and $7,196 million as of December 31, 2023. The $806 million, or 10% Loan Portfolio increase during 2025 was mainly attributable to the disciplined strategic execution of continued portfolio expansion, supported by prudent risk management and the selective deployment of the Bank’s balance-sheet capacity following the AT1 Note Issuance in September 2025, which were mainly driven by longer-tenor transactions with attractive risk-adjusted returns. As of December 31, 2025, the Loan Portfolio had an average remaining maturity term of 504 days, and 65% of the Bank’s Loan Portfolio was scheduled to mature within one year, compared to an average remaining maturity of 395 days, or 61% maturing within one year as of December 31, 2024, and 424 days, or 56% maturing within one year as of December 31, 2023.

As of December 31, 2025, the outstanding principal balance of the Bank’s credit-impaired loans totaled $39 million (or 0.42% of the Loan Portfolio), compared to $17 million (or 0.20% of the Loan Portfolio) as of December 31, 2024 and $10 million (or 0.14% of the Loan Portfolio) as of December 31, 2023. The outstanding principal balance of credit-impaired loans increased to $39 million in 2025 due to a new single credit-impaired exposure of $20.0 million of a private corporation related to the upstream gas sector and a single credit-impaired exposure in the primary metals (iron and steel) manufacturing of $1.7 million, both classified as Stage 3 (under accounting standard IFRS 9). As a result, individually assigned allowances for credit losses increased to $29.0 million, representing 75% of the notional exposure.

Loans classified as Stage 1 under IFRS Accounting Standards 9, with credit conditions unchanged since origination, increased by 12% during 2025, as a result of the Loan Portfolio growth during the year, while loans classified as Stage 2 under IFRS Accounting Standards 9, which represent loan exposures whose credit conditions have deteriorated since origination, decreased by 51% year-over-year, representing 2% of total Loan Portfolio as of December 31, 2025.
Loan Portfolio by Country
The following table sets forth the distribution of the Bank’s Loan Portfolio by country risk at the dates indicated:

	As of December 31,
	2025	% of Total Loans	2024	% of Total Loans	2023	% of Total Loans
	(in $ millions, except percentages)
Argentina	$195	2.1	$110	1.3	$52	0.7
Belgium	0	0.0	18	0.2	14	0.2
Brazil	1,126	12.3	1,243	14.8	1,009	14.0
Canada	0	0.0	12	0.1	23	0.3

	As of December 31,
	2025	% of Total Loans	2024	% of Total Loans	2023	% of Total Loans
	(in $ millions, except percentages)
Chile	497	5.4	451	5.4	455	6.3
China	15	0.2	15	0.2	0	0.0
Colombia	1,074	11.7	909	10.9	939	13.0
Costa Rica	456	5.0	352	4.2	285	4.0
Dominican Republic	956	10.4	852	10.2	637	8.9
Ecuador	182	2.0	218	2.6	191	2.7
El Salvador	126	1.4	70	0.8	83	1.2
France	66	0.7	92	1.1	27	0.4
Guatemala	1,535	16.7	998	11.9	704	9.8
Honduras	106	1.1	214	2.6	222	3.1
Hong Kong	0	0.0	0	0.0	15	0.2
Italy	23	0.2	2	0.0	0	0.0
Jamaica	58	0.6	43	0.5	102	1.4
Japan	0	0.0	9	0.1	12	0.2
Luxembourg	0	0.0	0	0.0	90	1.3
Mexico	1,120	12.2	1,019	12.2	838	11.6
Panama	568	6.2	452	5.4	374	5.2
Paraguay	208	2.3	192	2.3	187	2.6
Peru	173	1.9	414	4.9	536	7.4
Puerto Rico	7	0.1	22	0.3	0	0.0
Singapore	131	1.4	280	3.3	146	2.0
Suriname	4	0.0	0	0.0	0	0.0
Trinidad and Tobago	171	1.9	167	2.0	133	1.8
United Kingdom	101	1.1	74	0.9	37	0.5
United States of America	218	2.4	134	1.6	74	1.0
Uruguay	65	0.7	13	0.2	11	0.2
Total	$9,181	100.0	$8,375	100.0	$7,196	100.0
The risk relating to countries outside the Region pertains to transactions carried out in the Region, with credit risk transferred outside the Region by way of legally binding corporate guarantees that are payable at first demand. As of December 31, 2025, the Bank’s combined Loan Portfolio associated with European country risk represented $190 million, or 2.0% of the total Loan Portfolio, compared to $186 million, or 2.2% of the total Loan Portfolio as of December 31, 2024 and $168 million, or 2.4% as of December 31, 2023.
Loan Portfolio by Type of Borrower
The following table sets forth the principal balance of the Bank’s Loan Portfolio by type of borrower as of the dates indicated:

	As of December 31,
	2025	% of Total Loans	2024	% of Total Loans	2023	% of Total Loans
	(in $ millions, except percentages)
Private financial institutions	$2,421	26.3	$2,521	30.1	$2,248	31.2
State-owned financial institutions	255	2.8	414	4.9	465	6.5
State-owned corporations	1,190	13.0	964	11.5	1,205	16.7
Private corporations	5,197	56.6	4,394	52.5	3,192	44.4
Sovereign	118	1.3	82	1.0	86	1.2
Total	$9,181	100.0	$8,375	100.0	$7,196	100.0

As of December 31, 2025, the Bank’s Loan Portfolio industry exposure mainly included: (i) 29% in the financial institutions sector; (ii) 31% in the industrial sector, comprised of food and beverage (10%), electric power (8%), other manufacturing industries (4%), metal manufacturing (3%), paper (2%), petrochemical (2%), plastic and packaging (1%) and miscellaneous manufacturing (1%); and (iii) 14% in the oil/gas sector, which in turn was divided into integrated (8%), downstream (5%) and upstream (1%). No other industry sector exceeded 10% exposure of the Loan Portfolio.
Maturities and Sensitivities of the Loan Portfolio to Changes in Interest Rates
The following table sets forth the remaining term of the maturity profile of the Bank’s Loan Portfolio by principal balance as of December 31, 2025, by type of rate and type of borrower:

	As of December 31, 2025
	(in $ millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
FIXED RATE
Private financial institutions	$1,329	$9	$0	$1,338
State-owned financial institutions	222	1	0	223
State-owned corporations	528	32	0	560
Private corporations	2,605	205	3	2,813
Sovereign	11	85	0	96
Subtotal	$4,695	$332	$3	$5,030
FLOATING RATE
Private financial institutions	$521	$496	66	$1,083
State-owned financial institutions	10	21	0	31
State-owned corporations	201	430	0	631
Private corporations	553	1,649	181	2,383
Sovereign	6	17	0	23
Subtotal	$1,291	$2,613	$247	$4,151
Total	$5,986	$2,945	$250	$9,181
Note: Scheduled amortization repayments fall into the maturity category in which the payment is due, rather than that of the final maturity of the loan.
Loan Commitments and Financial Guarantee Contracts
The Bank, on behalf of its clients, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay, with the understanding that, if the issuing bank does not honor drafts drawn on the letter of credit, the Bank will. The Bank also provides stand-by letters of credit, guarantees, and commitments to extend credit, which are binding legal agreements to disburse or lend to clients, subject to the customers’ compliance with customary conditions precedent or other relevant documentation. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future liquidity requirements.
The Bank applies the same credit policies and criteria used in its lending process to its evaluation of these instruments, and, once issued, the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank’s obligation to make payment in the event of a client’s contractual default to a third party.
Loan commitments and financial guarantee contracts amounted to $1,841 million, or 16% of the total Commercial Portfolio, as of December 31, 2025, compared to $1,414 million, or 14% of the total Commercial Portfolio, as of December 31, 2024 and $1,064 million, or 12% of the total Commercial Portfolio, as of December 31, 2023. Confirmed and stand-by letters of credit, and guarantees covering commercial risk represented 58% of the total loan commitments and financial guarantee contracts as of December 31, 2025, compared to 75% and 79%, as of December 31, 2024 and 2023, respectively.

The following table presents the distribution of the Bank’s loan commitments and financial guarantee contracts by country risk, as of December 31 of each year:

	As of December 31,
	2025		2024		2023
	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts
	(in $ millions, except percentages)
Loan commitments and financial guarantee contracts
Argentina	$170	9.2	$0	0.0	$0	0.0
Bolivia	0	0.0	1	0.1	4	0.4
Brazil	114	6.2	188	13.3	84	7.9
Canada	27	1.4	26	1.9	25	2.3
Chile	68	3.7	51	3.6	16	1.5
Colombia	85	4.6	82	5.8	68	6.3
Costa Rica	61	3.3	55	3.9	52	4.9
Dominican Republic	135	7.4	122	8.6	158	14.9
Ecuador	141	7.7	230	16.3	164	15.4
El Salvador	29	1.6	20	1.4	0	0.0
France	63	3.4	32	2.2	51	4.8
Germany	15	0.8	15	1.1	15	1.4
Guatemala	110	6.0	113	8.0	98	9.2
Honduras	23	1.2	2	0.1	1	0.1
Mexico	206	11.2	184	13.0	84	7.9
Netherlands	5	0.3	26	1.8	1	0.1
Panama	34	1.8	17	1.2	28	2.7
Peru	158	8.6	171	12.1	106	10.0
Puerto Rico	15	0.8	10	0.7	0	0.0
Singapore	6	0.3	7	0.5	7	0.7
Suriname	146	8.0	0	0.0	0	0.0
Trinidad and Tobago	43	2.4	0	0.0	0	0.0
United Kingdom	142	7.7	0	0.0	0	0.0
United States of America	39	2.1	7	0.5	0	0.0
Uruguay	6	0.3	55	3.9	102	9.5
Total loan commitments and financial guarantee contracts	$1,841	100.0	$1,414	100.0	$1,064	100.0
Investment Portfolio
As part of its Credit Portfolio, the Bank holds an Investment Portfolio, in the form of both securities at FVOCI and investment securities at amortized cost. This Investment Portfolio consists of: (i) highly liquid corporate debt securities rated ‘A-’ or above, complementing the Bank’s liquidity position; and (ii) securities primarily issued by investment-grade, non-Latam issuers, mostly in the United States, to further diversify the Bank’s overall country risk exposure. In addition, this Investment Portfolio provides contingent liquidity funding, as most of these securities are eligible as collateral at the Federal Reserve Bank of New York’s discount window.
The following table sets forth information regarding the carrying value of the Bank’s Investment Portfolio, as of the dates indicated.

	As of December 31,
	2025	2024	2023
	(in $ millions)
Securities at amortized cost - principal	$1,346	$1,090	$999
Securities at FVOCI - principal	69	99	12
Investment Portfolio	$1,415	$1,189	$1,011
Interest receivable	15	14	13

	As of December 31,
	2025	2024	2023
	(in $ millions)
Loss allowance	(1)	(1)	(2)
Total investment securities	1,429	1,202	1,022
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
The following tables set forth the distribution of the Bank’s Investment Portfolio, presented in principal amounts, by country risk, type of borrower and contractual maturity, as of the dates indicated:

	As of December 31,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Australia	$10	0.7	$10	0.8	$5	0.5
Belgium	15	1.1	15	1.3	0	0.0
Brazil	7	0.5	24	2.0	31	3.1
Canada	47	3.3	44	3.7	38	3.8
Chile	30	2.1	37	3.1	79	7.8
Colombia	15	1.0	15	1.2	24	2.3
Costa Rica	8	0.6	8	0.7	8	0.8
Dominican Republic	0	0.0	0	0.0	5	0.5
Finland	13	0.9	0	0.0	0	0.0
France	15	1.1	15	1.3	0	0.0
Germany	30	2.1	30	2.5	15	1.5
Ireland	14	1.0	14	1.2	15	1.5
Israel	0	0.0	0	0.0	5	0.5
Italy	0	0.0	0	0.0	14	1.3
Japan	60	4.2	61	5.2	38	3.8
Kuwait	20	1.4	0	0.0	0	0.0
Mexico	1	0.1	28	2.3	62	6.2
Multilateral Organizations	97	6.8	99	8.3	12	1.2
Netherlands	10	0.7	0	0.0	0	0.0
Norway	24	1.7	10	0.8	10	1.0
Panama	75	5.3	71	6.0	34	3.3
Peru	10	0.7	30	2.6	31	3.0
Qatar	30	2.1	0	0.0	0	0.0
Saudi Arabia	49	3.5	0	0.0	0	0.0
South Korea	34	2.4	14	1.2	2	0.3
Sweden	15	1.1	15	1.2	0	0.0
United Arab Emirates	3	0.3	0	0.0	0	0.0
United Kingdom	50	3.5	38	3.2	43	4.3
United States of America	733	51.8	611	51.4	540	53.3
Total	$1,415	100.0	$1,189	100.0	$1,011	100.0

	As of December 31,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Private financial institutions	$331	23.4	$353	29.7	$312	30.8
State-owned financial institutions	133	9.4	127	10.7	47	4.6
Sovereign debt	189	13.3	91	7.7	49	4.9

	As of December 31,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
State-owned corporations	45	3.2	12	1.0	21	2.0
Private corporations	717	50.7	606	50.9	582	57.7
Total	$1,415	100.0	$1,189	100.0	$1,011	100.0

	As of December 31,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
In one year or less	$428	30.3	$253	21.3	157	15.6
After one year through five years	965	68.2	908	76.3	825	81.5
After five years through ten years	22	1.5	28	2.4	29	2.9
Total	$1,415	100.0	$1,189	100.0	$1,011	100.0
As of December 31, 2025, 2024 and 2023, investment securities held by the Bank of any single issuer did not exceed 10% of the Bank’s equity.
Securities at amortized cost
As of December 31, 2025, the principal balance of the Bank’s securities at amortized cost increased to $1,346 million, from $1,090 million as of December 31, 2024. The $256 million, or 23% increase during the year in the securities at amortized cost portfolio was mostly attributable to $610 million of investment securities acquired in 2025 to increase Treasury’s investment management activities to complement the Bank’s commercial activities and as a tool to optimize country exposures, which was partially offset by $349 million in proceeds received from the redemption of investment securities. As of December 31, 2025, securities at amortized cost with a carrying value of $131 million were pledged to secure repurchase transactions accounted for as secured financings.
As of December 31, 2024, the principal balance of the Bank’s securities at amortized cost increased to $1,090 million, from $999 million as of December 31, 2023. The $91 million, or 9% increase during the year in the securities at amortized cost portfolio was mostly attributable to $388 million of investment securities acquired in 2024 to increase Treasury’s investment management activities to complement the Bank’s commercial activities and as a tool to optimize country exposures, which was partially offset by $299 million in proceeds received from the redemption of investment securities. As of December 31, 2024, securities at amortized cost with a carrying value of $214 million were pledged to secure repurchase transactions accounted for as secured financings.
Securities at FVOCI
As of December 31, 2025, the principal balance of the Bank’s securities at FVOCI decreased to $69 million, from $99 million as of December 31, 2024. The $30 million decrease during the year in securities at FVOCI was mainly attributable to $83 million in proceeds received from the sale of investment securities and $41 million in proceeds received from the redemption of investment securities, which was partially offset by $91 million of investment securities acquired in 2025. As of December 31, 2025, the Bank’s securities at FVOCI consisted of corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee.

As of December 31, 2024, the principal balance of the Bank’s securities at FVOCI increased to $99 million, from $12 million as of December 31, 2023. The $87 million increase during the year in the securities at FVOCI was mainly attributable to $86 million of investment securities acquired in 2024. As of December 31, 2024, the Bank’s securities at FVOCI consisted of corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee.

Total Gross Outstandings by Country
The following table sets forth the Bank’s aggregate gross amount outstanding, consisting of cash and due from banks, interest-bearing deposits in banks, securities and loans at FVOCI, securities and loans at amortized cost, and accrued interest receivable, as of December 31 of each year:

	As of December 31,
	2025		2024		2023
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Argentina	$200	1.6	$113	1.0	$55	0.5
Brazil	1,143	9.1	1,287	11.1	1,057	10.2
Chile	532	4.2	493	4.2	541	5.2
Colombia	1,098	8.7	937	8.1	982	9.5
Costa Rica	471	3.7	366	3.1	296	2.9
Dominican Republic	963	7.6	860	7.4	657	6.4
Ecuador	184	1.5	224	1.9	196	1.9
El Salvador	126	1.0	72	0.6	83	0.8
Guatemala	1,556	12.4	1,016	8.7	717	6.9
Honduras	108	0.9	220	1.9	224	2.2
Jamaica	58	0.5	44	0.4	102	1.0
Mexico	1,127	8.9	1,053	9.1	909	8.8
Multilateral Organizations	148	1.2	225	1.9	87	0.8
Panama	653	5.2	533	4.6	419	4.0
Paraguay	210	1.7	197	1.7	189	1.8
Peru	184	1.5	450	3.9	573	5.5
Singapore	131	1.0	283	2.4	147	1.4
Trinidad & Tobago	171	1.4	168	1.4	133	1.3
United Kingdom	153	1.2	115	1.0	83	0.8
United States of America	2,769	22.0	2,465	21.2	2,528	24.4
Other countries (1)	609	4.7	514	4.4	380	3.7
Total (2)	$12,594	100.0	$11,635	100.0	$10,358	100.0
(1)“Other countries” consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. “Other countries” in 2025 was comprised of France ($83 million), Japan ($76 million), Uruguay ($65 million), Saudi Arabia ($50 million), Canada ($49 million) Germany ($44 million), South Korea ($35 million), Qatar ($30 million), Norway ($ 25 million), Italy ($24 million), Kuwait ($20 million), Belgium ($16 million), China ($15 million), Sweden ($15 million), Ireland ($14 million), Finland ($13 million), Australia ($10 million), Netherlands ($10 million), Puerto Rico ($7 million), Suriname ($4 million) and United Arab Emirates ($4 million).“Other countries” in 2024 was comprised of France ($110 million), Canada ($98 million), Japan ($89 million), Germany ($59 million), Belgium ($33 million), Puerto Rico ($22 million), China ($15 million), Sweden ($15 million), Ireland ($14 million), South Korea ($14 million), Uruguay ($13 million), Norway ($10 million), Australia ($10 million), Spain ($10 million) and Italy ($2 million). “Other countries” in 2023 was comprised of Luxembourg ($91 million), Japan ($66 million), Canada ($62 million), France ($28 million), Germany ($21 million), Ireland ($15 million), Hong Kong ($15 million), Italy ($15 million), Belgium ($14 million), Switzerland ($14 million), Uruguay ($12 million), Norway ($10 million), Spain ($5 million), Australia ($5 million), Israel ($5 million) and South Korea ($2 million).
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

As of December 31, 2025, total gross outstanding by country totaled $12,594 million, a $959 million, or 8% increase compared to $11,635 million as of December 31, 2024, mainly as a result of the Bank’s Loan Portfolio growth as part of the Bank’s strategic initiatives and the selective deployment of its balance-sheet capacity, mainly driven by longer-tenor transactions with attractive risk-adjusted returns.
As of December 31, 2024, total gross outstanding by country totaled $11,635 million, a $1,277 million, or 12% increase compared to $10,358 million as of December 31, 2023, mainly as a result of the Bank’s Loan Portfolio growth during the year, as part of the Bank’s continued focus on new client onboarding and cross selling efforts.

Cross-border outstanding exposures in countries outside the Region correspond principally to the Bank’s liquidity placements and secured credits related to transactions carried out in the Region. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”
The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2025	2024	2023
	(in $ millions)
Private financial institutions	$2,891	$3,719	$2,675
State-owned financial institutions	449	681	607
Central banks	1,735	1,021	1,884
Sovereign debt	311	175	136
State-owned corporations	1,244	987	1,240
Private corporations	5,964	5,052	3,816
Total	$12,594	$11,635	$10,358
Total Revenues Per Country
The following table sets forth information regarding the Bank’s total revenues by country at the dates indicated, with total revenues calculated as the sum of net interest income plus total other income, net – which includes fees and commissions, net; gain (loss) on financial instruments, net; and other income, net:

	For the year ended December 31,
	2025	2024	2023
	(in $ millions)
Argentina	$12.2	$7.6	$4.7
Brazil	36.4	30.1	25.6
Chile	12.9	11.6	11.3
Colombia	25.8	35.5	32.6
Costa Rica	16.6	12.7	10.4
Dominican Republic	30.2	22.8	20.2
Ecuador	18.9	17.4	15.1
El Salvador	3.6	2.8	2.2
Guatemala	45.4	28.8	24.1
Honduras	6.6	7.4	6.3
Jamaica	3.7	4.1	3.3
Mexico	41.6	44.6	35.4
Panama	8.3	6.4	6.8
Paraguay	5.1	2.7	2.7
Peru	15.2	25.3	20.5
Puerto Rico	1.1	0.0	0.0
Suriname	13.9	0.0	0.0
Trinidad and Tobago	7.3	7.0	6.8
Uruguay	3.4	1.9	1.2
Other countries (1)	31.4	35.1	36.9
Total revenues	$339.6	$303.6	$266.1
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
Revenues
During the year ended December 31, 2025, the Bank recorded total revenues of $339.6 million, representing a $36.0 million or a 12% increase compared to 2024. The main driver of this increase was (i) the increase in average business volumes, disciplined pricing, a well-matched repricing profile and prudent liquidity levels, together with a strong deposit base allowing for an efficient cost of funds, (ii) the increase in fees and commissions income of the Bank’s core trade-finance and structuring activities, reflecting an effective strategic execution and broader active client base through the continued addition of new clients, increased client engagement and higher transaction capacity, as the Bank’s trade finance platform is now fully operational, and (iii) increased fees deriving from the Bank’s loan syndication desk as the Bank’s participation in project and infrastructure finance continues to expand. These positive effects were offset by the impact of margin compression from high U.S. dollar market liquidity and the impact of lower reference rates.

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
The Superintendency of Banks has signed and executed agreements or letters of understanding with more than 28 foreign supervisory authorities regarding the sharing of supervisory information under principles of reciprocity, appropriateness, national agreement and confidentiality. These entities include the U.S. Federal Reserve Board, the Federal Reserve Bank, the Office of the Comptroller of the Currency of the Treasury Department, or OCC, and the Federal Deposit Insurance Corporation. In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency of Banks to the principles of comprehensive and consolidated supervision.

Banks in Panama are subject to the Decree Law 9 of February 26, 1998, as amended and consolidated in a unified text by Executive Decree No. 52 of April 30, 2008, as well as banking regulations issued by the Superintendency of Banks (the “Banking Law”).
Panamanian Law
The Bank operates in Panama under a General Banking License issued by the National Banking Commission, predecessor of the Superintendency of Banks. Banks operating under a General Banking License (“General License Banks”), may engage in all aspects of the banking business in Panama, including taking local and foreign deposits, as well as making local and international loans.
Capital
General License Banks are required to maintain a minimum paid-in-capital of U.S. dollars $10 million. As of the date of this Annual Report, General License Banks are required to maintain a regulatory capital to risk-weighted assets ratio of 8%, an ordinary primary capital to risk-weighted assets ratio of 4.5%, and a primary capital to risk-weighted assets ratio of 6.0%. In addition to the minimum regulatory capital to risk-weighted assets ratio, Rule No. 05-2023 requires that General License Banks maintain an additional capital conservation buffer resulting in a total capital adequacy index (Capital Adequacy Ratio), which may not be less, at any time, than 9.25% (including the capital conservation buffer of 1.25% as of December 31, 2025), and will be no less than 10.5% (including a capital conservation buffer of 2.50% for 2026). The Superintendency of Banks has the power to impose additional capital adequacy requirements not contemplated above on any financial institution to secure the stability of Panama’s financial system.
Adjusted capital consists of the sum of: (i) primary capital (Tier I Capital), (ii) secondary capital (Tier II Capital) and (iii) the credit balance of the dynamic reserves. Primary capital is further divided into ordinary capital (Common Equity Tier 1) and additional capital (Additional Tier 1).
Primary Capital
Primary Capital consists of:
(i)Ordinary Primary Capital includes paid-in capital in shares, surplus capital, declared reserves, retained earnings, minority interests in equity accounts of consolidated subsidiaries, other items of net total earnings and any other reserves authorized by the Superintendency of Banks.
(ii)Additional Primary Capital includes instruments issued by a bank that comply with the criteria to be classified as additional primary capital and that are not classified as ordinary primary capital, issuance premiums from financial instruments considered additional primary capital, financial instruments that are held by a third party and are issued by consolidated affiliates of the bank, and any other financial instrument resulting from capital adjustments of ordinary primary capital.
(iii)Capital Conservation Buffer includes an additional capital buffer of 2.5% comprised of ordinary primary capital over risk weighted assets which is established above the regulatory minimum capital requirement established in Rule 1-2015, designed to ensure that banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. The Superintendency of Banks has adopted a progressive cumulative application of the capital conservation buffer starting with a minimum of 0.50% by July 1st, 2024, and increasing by 0.75% by July 1st, 2025 and 1.25% by July 1st, 2026.
Secondary Capital
Secondary capital includes: (i) financial instruments that comply with the criteria set forth in Rule No. 1-2015 to be classified as secondary capital, (ii) subscription premiums paid on financial instruments that are classified as secondary capital, (iii) financial instruments issued by consolidated affiliates of the bank to third parties, (iv) reserves for future losses (excluding provisions assigned to the deterioration of assets valued on an individual or collective basis up to 1.25% of credit risk-weighted assets), and (v) regulatory adjustments applied to the calculation of secondary capital.
Dynamic Reserves
The dynamic reserve must be between 1.25% and 2.5% of the risk-weighted assets amount corresponding to the credit facilities classified in the Normal category and cannot decrease with respect to the amount calculated for the previous quarter, except for cases when such decrease is as a result of a conversion from dynamic reserves to specific reserves.
Capital Buffer applicable to Systemically Important Banks
Rule No. 7-2025 establishes guidelines for the constitution and management of a capital buffer applicable to locally systemically important banks (the “SIB Capital Buffer”), setting forth the minimum principles and general criteria to be considered in assessing and determining, from a local perspective, the degree of systemic importance of official banks and general license banks. The SIB Capital Buffer applicable to locally systemic banks is intended to accumulate ordinary primary capital in excess of the regulatory capital requirements set forth in the rules issued by the Superintendency of Banks on capital adequacy, the capital conservation buffer, and the credit risk (dynamic reserves). Once constituted, the SIB Capital Buffer shall be maintained on a permanent basis, except during periods of systemic stress or tension, as determined by the Superintendency of Banks.
For the purposes of this framework, a bank is considered to be a locally systemically important bank when its financial deterioration or potential insolvency and noncompliance with regulatory ratios would generate negative externalities which, although not significant from an international standpoint, could compromise the stability of the banking system, the local economy, and even generate effects that extend to neighboring countries.
In accordance with the foregoing, a bank shall be deemed to be a locally systemically important bank if the ratio of its size within the local economy, measured as the bank’s total assets relative to Panama’s GDP, is equal to or greater than 6%.
Once a bank has been identified as locally systemic, the level of systemic importance of each bank that qualifies as a systemically important bank will be assigned on the basis of four categories: size, interconnectedness, substitutability, and complexity. Each of these categories carries their own individual indicators, and the respective weighting percentages.
The Superintendency of Banks may, whenever deemed appropriate, include other categories and indicators for determining the degree of systemic importance of a bank, and may make adjustments to the weightings assigned to each of the above factors.
The determination of the level of systemic importance of a bank and thus its corresponding SIB Capital Buffer requirement will be defined on the basis of the weighted average of the bank’s scores across the four categories (size, interconnectedness, substitutability, and complexity). The bank’s score for each category will be equal to the weighted average of its percentage participation in each relevant variable. These participations are multiplied by ten thousand.
Banks with a score equal to or greater than 1,000 will be considered systemically important level 1 and will require a SIB Capital Buffer of 1% and banks with a score of less than 1,000 will be considered systemically important level 2 and will require a SIB Capital Buffer of 0.5%.
The capital buffer applicable to locally systemic banks corresponds to the degree of systemic importance resulting from the periodic evaluations carried out by the Superintendency of Banks. Locally systemic banks shall establish a capital buffer in accordance with the systemic level assigned, based on risk-weighted assets (credit, market, and operational), composed of ordinary primary capital and in addition to all other regulatory capital requirements established.
This framework will enter into force on July 1, 2027. The Superintendency of Banks has established a progressive implementation of the SIB Capital Buffer. Banks that are determined to be locally systemically important banks shall have to progressively implement the corresponding SIB Capital Buffer and fully implement the applicable SIB Capital Buffer by July 1st, 2032.
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

General license banks are required to calculate and comply with the liquidity coverage ratio (“LCR”) established by the Superintendency of Banks. The regulation establishes two bands of ratios that can be applicable to banks in Panama. The Superintendency of Banks determines, according to internal criteria, the band applicable to each bank. The band 1 banks are required to maintain a ratio of 50% and the band 2 banks are required to maintain a ratio of 100%. The Superintendency of Banks has confirmed that the band 2 is applicable to the Bank. The Superintendency of Banks defines the LCR as the stock of high-quality liquid assets over total net cash outflows over the next 30 calendar days. The definition is based on the Basel III Liquidity Coverage Ratio and liquidity risk monitoring tools published by the Basel Committee on Banking Supervision and adjusted by the Superintendency of Banks.
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
Corporate Governance
The board of directors of a bank must be comprised of at least seven members, with knowledge and experience in the banking business, including at least two independent directors. The majority of the members of the board of directors may not be part of the banks’ management nor have material conflicts of interest. Neither the Chief Executive Officer, nor the Chief Operating Officer or Chief Financial Officer may preside over the board of directors. Members of the board of directors who participate in board-established committees must have specialized knowledge and experience in the areas assigned to the committees in which they participate. The board of directors shall meet at least every three months. The board of directors shall keep detailed minutes of all meetings.
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
Banks will be required to adopt internal policies to review and ensure that their shareholders, members of the board of directors senior management and key executives possess recognized competence, reputation, moral and economic solvency at all times, regardless of the nature, complexity and risk profile of the entity. The internal policies are required to include the review, identification, and monitoring of these characteristics with the intent of mitigating any risks that may affect the operations of a bank as well as its stability, reputation, and sustainability.

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
Additional Regulatory Requirements
In addition to the foregoing requirements, there are certain other requirements applicable to General License Banks, including: (1) a requirement that a bank must notify the Superintendency of Banks before opening or closing a branch or office in Panama and obtain approval from the Superintendency of Banks before opening or closing a branch or subsidiary outside Panama, (2) a requirement that a bank obtain approval from the Superintendency of Banks before it liquidates its operations, merges or consolidates with another bank or sells all or substantially all of its assets, (3) a requirement that a bank must designate the certified public accounting firm that it wishes to contract to perform external audit duties for the new fiscal term, within the first three months of each fiscal term, and notify the Superintendency of Banks within 7 days of such designation, (4) a requirement that a bank obtain prior approval from the Superintendency of Banks of the rating agency it wishes to hire to perform the risk analysis and rating of the bank, (5) a requirement that a bank must publish in a local newspaper the risk rating issued by the rating agency and any risk rating update, (6) a requirement that a bank must provide written affirmation of the Bank’s audited financial statements signed by the Bank’s Chairman of the Board, the Chief Executive Officer and Chief Financial Officer, (7) a requirement that a bank notify the Superintendency of Banks in the event of any change in ownership in a bank or economic group to which a bank belongs (regardless of whether or not such change in ownership results in a change of control), and (8) a requirement that a bank notify the Superintendency of Banks in the event that it creates any pledge or security interest over the common shares of the bank or over the common shares of any entity that directly or indirectly is the principal shareholder or exercises control over the bank. The subsidiaries of Panamanian banks established in foreign jurisdictions must observe the legal and regulatory provisions applicable in Panama regarding the sufficiency of capital, as prescribed under the Banking Law.
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
The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2025, the New York Agency maintained a pledge deposit with the New York State Department of Financial Services, in satisfaction of the minimum required amount. In addition, the Superintendent retains the authority to impose specific asset maintenance requirements upon individual agencies of foreign banks on a case-by-case basis.
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
U.S. Economic or Financial Sanctions
The Sanctions imposed, administered or enforced from time to time by the OFAC and other U.S. governmental authorities, require all U.S. persons, including U.S. branches or agencies of foreign banks operating in the U.S. (such as the New York Agency) to comply with these Sanctions, and require U.S. financial institutions to block accounts and other property of, or reject unlicensed trade and financial transactions with specified countries, entities, and individuals. Failure to comply with applicable Sanctions can have serious legal, reputational and financial consequences for an institution subject to these requirements and Sanctions, in general, may have a direct or indirect adverse impact on the business or operations of parties that engage in trade finance or international commerce. The New York Agency has adopted risk-based policies and procedures reasonably designed to promote compliance in all material respects with applicable Sanctions.
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
Other U.S. Laws/Regulations
The New York Agency’s operations are also subject to federal or state laws and regulations applicable to financial institutions which relate to credit transactions and financial privacy. These laws include, without limitation, the following:
•State usury laws and federal laws concerning interest rates and other charges collected or contracted for by the New York Agency;
•Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
•Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check; and

•Rules and regulations of the various state and federal agencies are charged with the responsibility of implementing such state or federal laws.
Seasonality
The Bank’s business is not materially affected by seasonality.
Raw Materials
The Bank is not dependent on sources or availability of raw materials.
C.     Organizational Structure
For information regarding the Bank’s organizational structure, see Item 18, “Financial Statements,” note 1.
D.    Property, Plant and Equipment
The Bank leases its headquarters, which comprises 6,393 square meters of office space, located at Business Park - Tower V, Costa del Este, Panama City, Panama. The Bank leases computer hosting equipment spaces located at Gavilan Street Balboa, Panama City, Panama and 21 square meters of office space and internet access, as a contingency, located at 75E Street San Francisco, Panama City, Panama.
In addition, the Bank leases office space for its representative offices in Mexico City, Mexico; Buenos Aires, Argentina; Bogotá, Colombia; São Paulo, Brazil; and its New York Agency in White Plains, New York.
Item 4A.    Unresolved Staff Comments
None.
Item 5.     Operating and Financial Review and Prospects
This section, which generally discusses the Bank’s financial condition and results from operations as of and for the periods ending December 31, 2025, 2024 and 2023, and includes year-on-year comparisons of those results, should be read in conjunction with the Financial Statements and the notes thereto included elsewhere in this Annual Report. See Item 18, “Financial Statements.” The Bank’s consolidated financial position as of December 31, 2023 should be read in conjunction with the Bank’s audited financial statements included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 15, 2025. This discussion intends to provide the reader with information that will assist in understanding the Bank’s Financial Statements, the changes in certain key items in those Financial Statements from period to period and the primary factors that accounted for those changes. It also discusses certain performance metrics that management uses to assess the Bank’s performance. Additionally, the discussion in this section provides information about the financial results of each of the Bank’s business segments in order to provide a better understanding of how each of those segments and its results of operations affect the financial position and results of operations of the Bank as a whole. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Bank’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report.
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

	For the Year Ended December 31,
	2025	2024	2023
	(in $ thousands, except per share amounts and percentages)
Net Interest Income
Interest Income	$768,464	$785,032	$679,260
Interest Expense	(497,282)	(525,821)	(446,077)
Net interest income	271,182	259,211	233,183
Other income (expense):
Fees and commissions, net	59,013	44,401	32,519
Gain (loss) on financial instruments, net	8,231	(483)	(45)
Other income	1,144	507	462
Total other income, net	68,388	44,425	32,936
Total revenues	339,570	303,636	266,119

Impairment losses on financial instruments	(22,119)	(17,299)	(27,463)

Operating expenses:
Salaries and other employee expenses	(55,420)	(51,923)	(47,232)
Depreciation and amortization of equipment, right-of-use and leasehold improvements	(2,854)	(2,499)	(2,280)
Amortization of intangible assets	(1,978)	(1,064)	(814)
Other expenses	(30,317)	(24,978)	(22,172)
Total operating expenses	(90,569)	(80,464)	(72,498)
Profit for the year	$226,882	$205,873	$166,158
Basic earnings per share (in US dollars)	$6.11	$5.60	$4.55
Diluted earnings per share (in US dollars)	$6.11	$5.60	$4.55
Weighted average basic shares (in thousands of shares)	37,152	36,740	36,481
Weighted average diluted shares (in thousands of shares)	37,152	36,740	36,481
Return on average total assets (1)	1.89%	1.88%	1.69%
Return on average total equity (2)	15.43%	16.20%	14.68%
(1)For the years 2025, 2024 and 2023, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2025, 2024 and 2023 is calculated on the basis of daily average balances.
(2)For the years 2025, 2024 and 2023, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2025, 2024 and 2023 is calculated on the basis of daily average balances.
Profit for the year
Bladex’s profit for 2025 totaled $226.9 million, or $6.11 per share, compared to $205.9 million, or $5.60 per share for 2024. The $21.0 million, or 10% increase in profits was primarily attributable to (i) the $12.0 million, or 5% increase in net interest income, mainly resulting from the increase in average business volumes, disciplined pricing and a well-matched repricing profile, together with a strong deposit base allowing for an efficient cost of funds, offsetting the impact of margin compression from high U.S. dollar market liquidity and the impact of lower reference rates, and (ii) the $24.0 million, or 54% increase in total other income mainly derived from increased fees and commissions income of the Bank’s core trade-finance and structuring activities. These results reflect an effective strategic execution and broader active client base through the continued addition of new clients, increased client engagement and higher transaction capacity, as the Bank’s trade-finance platform is now fully operational and continuing its scaling phase. In addition, it also reflects increased fees generated by the Bank’s loan syndication desk, supported by deeper client relationships and the selective expansion of the Bank’s participation in project and infrastructure finance. These combined effects were partially offset by (i) a $4.8 million, or 28% increase in impairment losses on financial instruments mainly associated with increased coverage on a client exposure classified at Stage 2 and a single exposure deterioration to Stage 3, resulting from the Bank’s proactive credit assessment, which was partially offset by recoveries and credit quality improvement on country upgrades and scheduled repayments, and (ii) the $10.1 million, or 13% increase in operating expenses mostly associated with ongoing investments in technology, modernization and other business initiatives related to the Bank’s strategic priorities, including its associated operating costs and depreciation, and higher personnel numbers designed to strengthen execution capabilities, including higher variable compensation expenses aligned with full-year performance.

Bladex’s profit for 2024 totaled $205.9 million, or $5.60 per share, compared to $166.2 million, or $4.55 per share for 2023. The $39.7 million, or 24% increase in profits was primarily attributable to (i) the $26.0 million, or 11% increase in net interest income, mainly resulting from the improvement of lending spreads, the positive impact of higher average market rates during the first half of the year and increased average credit balances, (ii) the $11.5 million, or 35% increase in total other income mainly derived from increased fees and commissions income from each of the Bank’s business lines, stemming from the continued addition of new clients, increased transactions and the capture of profitable transactional opportunities, and (iii) a $10.2 million, or 37% decrease in impairment losses on financial instruments, which were mainly driven by individually assessed credit provisions on certain written-off financial instruments allocated in 2023. These combined effects were partially offset by (i) a $8.0 million, or 11% increase in operating expenses mostly associated with increased headcount aimed at enhancing business volumes and strengthening the Bank’s strategy execution capabilities, and other expenses resulting from ongoing investments in technology and business initiatives related to strategy execution.
Net Interest Income and Margins
The following table sets forth information regarding the Bank’s net interest income, net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(in $ millions, except percentages)
Net interest income by Business Segment
Commercial	242.5	$231.0	$203.8
Treasury	28.7	28.3	29.4
Total Net Interest Income	271.2	$259.2	$233.2
Net interest margin	2.36%	2.47%	2.49%
Net interest spread	1.67%	1.75%	1.84%
Changes in Net Interest Income — Volume and Rate Analysis
Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank, resulting from changes in its interest-earning assets and interest-bearing liabilities’ average volume and average interest rate changes for 2025 compared to 2024 and 2024 compared to 2023. Volume and rate variances have been calculated based on average balances and average interest rates over the periods presented. The annual rates include the impact of changes in market rates, as well as the impact of any change in composition of the various products within each category of asset or liability. This analysis is calculated separately for each product and, as a result, changes in the granularity or groupings considered in this analysis would produce a different attribution result, and due to the complexities involved, precise allocation of changes in interest rates between volume and rates is inherently complex and judgmental.

	2025 vs. 2024			2024 vs. 2023
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousands)
Increase (decrease) in interest income
Interest bearing deposits with banks	$(5,075)	$(16,465)	$(21,540)	$9,152	$2,775	$11,927
Investment securities	8,637	5,992	14,629	6,721	11,659	18,380
Loans	66,909	(76,566)	(9,657)	66,146	9,319	75,465
Total increase (decrease)	$70,471	$(87,039)	$(16,568)	$82,019	$23,753	$105,772
(Increase) decrease in interest expense
Demand deposits	434	5,488	5,922	(2,142)	(1,402)	(3,544)
Time deposits	(41,866)	47,267	5,401	(72,561)	(7,743)	(80,304)
Total Deposits	(41,432)	52,755	11,323	(74,703)	(9,145)	(83,848)
Securities sold under repurchase agreement and short-term borrowings and debt	(3,522)	15,526	12,004	43,931	(11,588)	32,343
Long-term borrowings and debt, net	7,035	(1,823)	5,212	(19,862)	(8,377)	(28,239)

	2025 vs. 2024			2024 vs. 2023
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousands)
Total (increase) decrease	(37,919)	66,458	28,539	$(50,634)	$(29,110)	$(79,744)
Increase (decrease) in net interest income	$32,552	$(20,581)	$11,971	$31,385	$(5,357)	$26,028
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
Interest Income Variation

2025 vs. 2024

For the year ended December 31, 2025, the Bank’s interest income totaled $768.5 million, compared to $785.0 million during the year ended December 31, 2024. The $16.5 million, or 2% decrease in interest income during 2025 was primarily attributable to the combined effect of the $87.0 million rate-driven decrease in interest income for total interest-earning assets mainly associated with the 100 basis point decrease in average lending rates to 7.33%, attributable to reductions in the U.S. dollar market rates and increased market liquidity driving competitive pricing and margin compression. These results were partially offset by the $70.5 million volume-driven increase in interest income associated with the increase in the average balances of interest-earning assets. Overall, the average interest rate received on interest-earning assets decreased to 6.59% in 2025 from 7.36% in 2024.

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
Interest Expense Variation

2025 vs. 2024

For the year ended December 31, 2025, the Bank recorded an interest expense of $497.3 million, a $28.5 million, or 5% annual decrease compared to $525.8 million in 2024. This annual decrease was primarily the net result of (i) the $66.5 million rate-driven decrease in interest expense which mainly resulted from the shift in the funding structure towards a higher reliance in deposits, as the Bank continues to diversify its funding base aligned with the ongoing commercial strategic initiatives driven towards a more efficient cost of funds, and (ii) the $37.9 million volume-driven increase in interest expense for total interest-bearing liabilities, attributable to the increase of average balances in 2025 to support asset growth. Overall, the average interest rate paid on interest-bearing liabilities decreased to 4.93% in 2025 from 5.61% in 2024.

2024 vs. 2023

For the year ended December 31, 2024, the Bank recorded an interest expense of $525.8 million, a $79.7 million, or 18% annual increase compared to $446.1 million in 2023. This annual increase was primarily the result of (i) the $50.6 million volume-driven increase in interest expense which was due to the increase in the Bank’s average balance of interest-bearing liabilities in 2024 and (ii) the $29.1 million rate-driven increase in interest expense for total interest-bearing liabilities, attributable to the impact of higher market rates in the first half of 2024. Overall, the average interest rate paid on interest-bearing liabilities increased to 5.61% in 2024 from 5.30% in 2023

Net Interest Income Variation

2025 vs. 2024

For the year ended December 31, 2025, the Bank’s net interest income totaled $271.2 million, compared to $259.2 million during the year ended December 31, 2024. The $12.0 million, or 5% increase in net interest income during 2025 was the result of the combined net effect of the $32.6 million volume-driven increase in net interest income resulting from the increase in average business volumes and prudent liquidity levels, disciplined pricing and a well-matched repricing profile, together with a shift towards more reliance of deposits, which allow for an efficient cost of funds, offsetting the $20.6 million rate-driven decrease in net interest income, mainly attributable to the impact of reductions in the U.S. dollar market rates and added pressure from margin compression from high U.S. dollar market liquidity.

2024 vs. 2023

For the year ended December 31, 2024, the Bank’s net interest income totaled $259.2 million, compared to $233.2 million during the year ended December 31, 2023. The $26.0 million, or 11% increase in net interest income during 2024 was the result of the combined effect of the increase in the average balances of productive assets in both the Bank’s Loan Portfolio and Investment Portfolio, that resulted in a net volume increase of $938 million in 2024 when compared to 2023, which positively impacted net interest income by $31 million year-on-year. This increase was the result of new client onboarding and cross selling efforts, supported by the improvement of lending spreads and the impact of higher average market rates during the first half of the year.
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

	For the Year ended December 31,
	2025			2024			2023
	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ millions, except percentages)
Interest-Earning Assets
Interest bearing deposits with banks	$1,656	$71.0	4.23%	$1,756	$92.5	5.18%	$1,584	$80.6	5.02%
Investment securities (1)	1,337	65.5	4.83%	1,151	50.8	4.34%	974	32.5	3.28%
Loans	8,503	632.0	7.33%	7,578	641.7	8.33%	6,816	566.2	8.19%
Total interest-earning assets	$11,496	$768.5	6.59%	$10,484	$785.0	7.36%	$9,374	$679.3	7.15%
Allowance for loan losses	(65)			(65)			(51)
Non-interest-earning and other assets	587			548			498
Total Assets	$12,018			$10,967			$9,821
Interest-Bearing Liabilities
Demand deposits	$537	22.9	4.20%	$545	28.8	5.19%	$505	25.3	4.94%
Time deposits	5,596	266.7	4.70%	4,787	272.1	5.59%	3,514	191.8	5.38%
Deposits (2)	6,133	289.6	4.66%	5,332	300.9	5.55%	4,019	217.1	5.33%
Securities sold under repurchase agreements and short-term borrowings and debt	1,205	59.2	4.85%	1,145	71.1	6.11%	1,893	103.4	5.39%
Long-term borrowings and debt, net (3)	2,619	148.5	5.59%	2,734	153.8	5.53%	2,383	125.6	5.20%
Total interest-bearing liabilities	$9,957	$497.3	4.93%	$9,211	$525.8	5.61%	$8,295	$446.1	5.30%
Non-interest bearing liabilities and other liabilities	591			485			394
Total Liabilities	$10,548			$9,697			$8,689
Total equity	1,470			1,270			1,132
Total Liabilities and Equity	$12,018			$10,967			$9,821

	For the Year ended December 31,
	2025			2024			2023
	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ millions, except percentages)
Net interest spread			1.67%			1.75%			1.84%
Net interest income and net interest margin		$271.2	2.36%		$259.2	2.47%		$233.2	2.49%
(1)Investment securities are securities in the Bank’s Investment Portfolio, which consists of securities at FVOCI and at amortized cost that are non-taxable securities. The average yield using cost-based average balances would have been 4.56%, 4.24% and 3.29% for 2025, 2024 and 2023, respectively.
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
Fees and commissions, net
The Bank generates fee and commission income primarily from letters of credit confirmations, the issuance of guarantees covering commercial risk, credit commitments, and loan origination, structuring and syndication activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(in $ thousands)
Letters of credit and guarantees	$31,847	$26,542	$21,463
Structured services	17,706	10,220	7,427
Credit commitments	11,568	7,710	4,675
Other commissions	$812	$1,011	$0
Total fee and commission income	$61,933	$45,483	$33,565
Fees and commission expense	$(2,920)	$(1,082)	$(1,046)
Fees and Commissions, net	$59,013	$44,401	$32,519

During the year ended December 31, 2025, fees and commissions totaled $59.0 million, compared to $44.4 million for the year ended December 31, 2024. The $14.6 million, or 33% increase in fees and commissions was mainly attributable to: (i) the $7.5 million, or 73% year-over-year increase in the Bank’s transaction-based structuring and syndication business as the Bank’s participation in project and infrastructure finance continues to expand, resulting in the closure of thirteen mandated structured transactions during 2025, in a total principal amount of $4,949 million, compared to twelve transactions closed during 2024, in a total principal amount of $2,563 million, (ii) the $5.3 million, or 20% year-over-year increase in commissions from the Bank’s letter of credit business, due to strong client engagement, a broader active client base and higher transaction capacity, as the Bank’s trade-finance platform is now fully operational, and (iii) the $3.9 million, or 50% year-over-year increase in commissions from credit commitments. Other commissions, net are mostly comprised of prepayments, net of fees and commission expenses.

During the year ended December 31, 2024, fees and commissions totaled $44.4 million, compared to $32.5 million for the year ended December 31, 2023. The $11.9 million, or 37% increase in fees and commissions was mainly attributable to: (i) a $5.1 million, or 24% year-over-year increase in commissions from the Bank’s letter of credit business, due to increased transactions stemming from higher economic activity and increased trade flows in Latin America, (ii) the $2.8 million, or 38% year-over-year increase in the Bank’s transaction-based structuring and syndication business, as the Bank was able to close twelve mandated structured transactions during 2024, in a total principal amount of $2,563 million, compared to four transactions closed during 2023, in a total principal amount of $1,805 million, and (iii) the $3.0 million, or 65% year-over-year increase in commissions from credit commitments. Other fees and commissions are mostly comprised of prepayments, net of fees and commissions expenses.

Gain (loss) on financial instruments, net
The following table sets forth the details of the Bank’s gain (loss) on financial instruments, net, for the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(in $ thousands)
Realized gain (loss) on sale of financial instruments
Loans
At amortized cost	105	0	24
At fair value through profit and loss	1,777	251	0
At fair value through other comprehensive income	765	69	0
Investment Securities
At amortized cost	(541)	0	(3,882)
At fair value through profit and loss	(220)	63	2,325
At fair value through other comprehensive income	2,392	0	0
Trading derivatives
Realized gain on trading derivatives	3	0	0
Other financial instruments
Gain (loss) on derivative financial instruments and foreign currency exchange, net	2,393	(455)	1,501
Total realized gain (loss) on financial instruments	6,674	(72)	(32)

Unrealized gain (loss) on financial instruments
Trading derivatives	1,134	0	0
Other trading financial instruments	423	(411)	(13)
Total unrealized gain (loss) on financial instruments	1,557	(411)	(13)

Total gain (loss) on financial instruments, net	8,231	(483)	(45)

During the year ended December 31, 2025, the Bank recorded a net gain on financial instruments of $8.2 million, compared to a net loss on financial instruments of $0.5 million for the year ended December 31, 2024, and a net loss on financial instruments of $0.05 million for the year ended December 31, 2023. The $8.2 million gain on financial instruments during 2025 was mainly attributable to the $6.7 million in realized gains on the sale of financial instruments, mainly from (i) the $2.6 million in proceeds from the sales of loans, derived from the Bank’s selected loan sales, (ii) the $1.6 million in proceeds from the sales of investment securities, (iii) the $2.4 million in realized gains on derivatives financial instruments and foreign currency exchange associated with the Bank’s foreign currency derivatives position to hedge risk, and (iv) the $1.6 million unrealized gains on financial instruments mostly from client derivatives intermediation services, reflecting the initial development of the Bank’s strategic client derivatives activities.

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
The gain on sale of loans corresponds to income derived from the Bank’s selected loan sales.
Other income

Other income is mostly related to miscellaneous income and other treasury income. During the year ended December 31, 2025, the Bank recorded $1.1 million in other income, compared to $0.5 million and $0.5 million for the years ended December 31, 2024, and 2023, respectively. The annual variation was primarily attributable to changes in income related to break funding cost charged to customers in loan prepayments, among others.

Impairment losses on financial instruments

For the year ended December 31, 2025, the Bank’s impairment losses on financial instruments totaled $22.1 million compared to impairment losses on financial instruments of $17.3 million for the year ended December 31, 2024. The increase in impairment losses on financial instruments in 2025 was mostly related to the increased coverage on a client exposure classified at Stage 2 and a single exposure deterioration to Stage 3, resulting from the Bank’s proactive credit assessment, partially offset by recoveries and credit quality improvement on country upgrades and scheduled repayments.

For the year ended December 31, 2024, the Bank’s impairment losses on financial instruments totaled $17.3 million compared to impairment losses on financial instruments of $27.5 million for the year ended December 31, 2023. The decrease in impairment losses on financial instruments in 2024 was mostly related to individually assessed credit provisions on certain written-off financial instruments allocated in 2023.
Gain on non-financial assets, net

For each of the years ended December 31, 2025, 2024, and 2023 the Bank had zero gains on non-financial assets. The Bank did not have investment properties measured at fair value through profit or loss during 2025, 2024, and 2023.
Operating Expenses

During the year ended December 31, 2025, the Bank’s operating expenses totaled $90.6 million, compared to $80.5 million for the year ended December 31, 2024. The $10.1 million or 13% increase in operating expenses during 2025 were mostly associated with ongoing investments in technology, modernization and other business initiatives related to the Bank’s strategic priorities, including its associated operating costs and depreciation, and higher personnel to strengthen execution capabilities, including higher variable compensation expenses aligned with full-year performance.

During the year ended December 31, 2024, the Bank’s operating expenses totaled $80.5 million, compared to $72.5 million for the year ended December 31, 2023. The $8.0 million or 11% increase in operating expenses during 2024 were mostly associated with higher personnel expenses from increased headcounts aimed at enhancing business volumes and strengthening the Bank’s strategy execution capabilities, and other expenses resulting from ongoing investments in technology and business initiatives related to strategy execution.
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

	For the Year Ended December 31,
	2025	2024	2023
	(in $ thousands, except percentages)
COMMERCIAL BUSINESS SEGMENT:
Net interest income	$242,452	$230,959	$203,748
Other income, net	62,767	45,436	33,792
Total revenues	305,219	276,395	237,540
Impairment losses on financial instruments	(22,251)	(17,930)	(26,785)
Operating expenses	(71,377)	(63,983)	(57,324)
Profit	$211,591	$194,482	$153,431

TREASURY BUSINESS SEGMENT:
Net interest income	$28,730	$28,252	$29,435

	For the Year Ended December 31,
	2025	2024	2023
	(in $ thousands, except percentages)
Other income (expense), net	5,621	(1,011)	(856)
Total revenues	34,351	27,241	28,579
Reversals (impairment losses) on financial instruments	132	631	(678)
Operating expenses	(19,192)	(16,481)	(15,174)
Profit	$15,291	$11,391	$12,727

TOTAL:
Net interest income	$271,182	$259,211	$233,183
Other income, net	68,388	44,425	32,936
Total revenues	339,570	303,636	266,119
Impairment losses on financial instruments	(22,119)	(17,299)	(27,463)
Operating expenses	(90,569)	(80,464)	(72,498)
Profit	$226,882	$205,873	$166,158
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

Year 2025 vs. Year 2024

The Bank’s profit from the Commercial Business Segment totaled $211.6 million for 2025, a $17.1 million, or 9% increase from $194.5 million in 2024. This was mainly a result of (i) a $11.5 million, or 5% increase in net interest income, primarily as a result of the positive impact of higher average lending volumes, and (ii) a $17.3 million, or 38% increase in total other income, primarily as a result of increased fees and commissions from each of the Bank’s business lines, stemming from the Bank’s expansion in project and infrastructure finance, strong client engagement, a broader active client base and higher transaction capacity, as the Bank’s trade-finance platform is now fully operational, and secondary-market loan income generation. These results were partially offset by a (i) $7.4 million, or 12% increase in operating expenses mostly associated with increased personnel costs and ongoing investments in technology, modernization and other business initiatives related to the Bank’s strategic priorities and (ii) a $4.3 million increase in impairment losses on financial instruments, mainly from the increased coverage on a client exposure classified at Stage 2 and a single exposure deterioration to Stage 3.

Year 2024 vs. Year 2023

The Bank's profit from the Commercial Business Segment totaled $194.5 million for 2024, a $41.1 million, or 27% increase from $153.4 million in 2023. This was mainly a result of (i) a $27.2 million, or 13% increase in net interest income, primarily as a result of the positive impact of higher average lending volumes and spreads, (ii) a $11.6 million, or 34% increase in total other income, primarily as a result of increased fees and commissions from each of the Bank’s business lines, stemming from the continued addition of new clients, increased transactions and the capture of profitable transactional opportunities and (iii) a $8.9 million, or 33% decrease in impairment losses on financial instruments. These results were partially offset by a $6.7 million, or 12% increase in operating expenses, mostly associated with increased personnel costs and other expenses related to the execution of the Bank’s strategy.

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

Year 2025 vs. Year 2024

The Treasury Business Segment reported a profit of $15.3 million for 2025, compared to $11.4 million for 2024. The $3.9 million, or 34% increase in profit from the Treasury Business Segment was mainly due to (i) a $7.1 million, or 26% increase in total revenues mainly derived from the sale of financial instruments and the proactive management of excess liquidity in foreign currency positions, together with an efficient cost of funds and active liquidity management, and (ii) the $0.1 million in reversals (impairment losses) on financial instruments for 2025, compared to $0.6 million in reversals (impairment losses) on financial instruments for 2024, as a result of the shift in the Investment Portfolio towards investment-grade securities. These results were offset by (i) the $2.7 increase, or 16% increase in operating expenses, mostly associated with ongoing investments in technology, modernization and other business initiatives related to the Bank’s strategic priorities, including its associated operating costs and depreciation, and higher personnel to strengthen execution capabilities, including higher variable compensation expenses aligned with full-year performance.

Year 2024 vs. Year 2023

The Treasury Business Segment reported a profit of $11.4 million for 2024, compared to $12.7 million for 2023. The $1.3 million, or 10% decrease in profit from the Treasury Business Segment was mainly due to (i) a $1.3 million, or 5% decrease in total revenues mainly derived from the net effect of the lowering of market rates during the second half of the year and higher average liquidity and investment portfolio balances derived from an efficient cost of funds management and (ii) the $0.6 million in reversals of impairment losses on financial instruments for 2024, compared to $0.7 million in impairment losses on financial instruments for 2023, due to the shift in the Investment Portfolio towards investment-grade credit securities. These results were offset by (i) higher operating expenses of $16.5 million for 2024, compared to $15.2 million for 2023, mostly associated with increased personnel costs and other expenses related to the execution of the Bank’s strategy.

Changes in Financial Position Information
The following table presents components of the Bank’s consolidated statements of financial position as of the dates indicated:

	As of December 31,
	2025	2024
	(in $ thousands)
Assets
Cash and due from banks	$1,923,731	$1,965,145

Investment securities	1,428,990	1,201,930

Loans	9,141,668	8,383,829

Customers’ liabilities under acceptances	161,597	245,065
Trading derivative - assets	1,569	0
Hedging derivative financial instruments - assets	69,837	22,315
Equipment, right-of-use assets and leasehold improvements, net	19,673	19,676
Intangible assets	10,744	3,663
Other assets	28,584	17,050
Total Assets	$12,786,393	$11,858,673

Liabilities and Equity
Liabilities:
Customer deposits	$6,640,290	$5,461,901
Securities sold under repurchase agreements	130,509	214,035
Borrowings and debt	4,030,389	4,388,720
Lease Liabilities	18,429	19,232
Acceptances outstanding	161,597	245,065
Trading derivative - liabilities	433	0
Hedging derivative financial instruments - liabilities	62,506	141,705
Provision for losses on loan commitments and financial guarantee contracts	12,130	5,375
Other liabilities	51,363	45,431
Total Liabilities	$11,107,646	$10,521,464

Equity:
Common stock	$279,980	$279,980
Treasury stock	(97,597)	(105,601)
Other equity instruments	197,976	0
Additional paid-in capital in excess of value assigned to common stock	125,151	124,970
Capital reserves	95,210	95,210
Regulatory reserves	159,093	149,666
Retained earnings	916,429	792,005
Other comprehensive income	2,505	979
Total Equity	$1,678,747	$1,337,209
Total Liabilities and Equity	$12,786,393	$11,858,673

2025 vs. 2024

As of December 31, 2025, total assets amounted to $12,786 million, a 8% increase compared to $11,859 million as of December 31, 2024, which was mainly attributable to an overall increase in the Bank’s interest-earning assets, particularly the Loan Portfolio and Investment Portfolio, as described below.

The Bank’s amount of cash and due from banks totaled $1,924 million as of December 31, 2025, resulting in a decrease of $41 million, or 2%, compared to $1,965 million as of December 31, 2024, as a result of the Bank’s proactive and prudent liquidity management approach.

Investment securities are mostly comprised of the Bank’s Investment Portfolio, in the form of both securities at FVOCI and securities at amortized cost, consisting of investment-grade credit securities, highly liquid corporate debt securities rated ‘A-’

or above and investments in securities issued by Latin American entities related to the Bank’s investment management activities, which amounted to $1,429 million, or 11% of total assets as of December 31, 2025, a 19% increase compared to $1,202 million, or 10% of total assets as of December 31, 2024.

As of December 31, 2025, the Bank’s Loan Portfolio totaled $9,181 million, compared to $8,375 million as of December 31, 2024. The $806 million, or 10% Loan Portfolio increase as of December 31, 2025 was mainly attributable to higher lending origination during the year, as the Bank selectively deployed balance-sheet capacity following the AT1 Note Issuance, driven by longer-tenor transactions with attractive risk-adjusted returns, supported by its customer base expansion and continued client engagement.

As of December 31, 2025, total liabilities amounted to $11,108 million, a $586 million or 6% increase, compared to $10,521 million as of December 31, 2024, which was mainly attributable to increased funding sources in the form of deposit balances which totaled $6,604 million in principal amount as of December 31, 2025, a $1,191 million or 22% increase compared to $5,413 million as of December 31, 2024, mostly associated with the Bank’s shift towards an increased reliance on deposits aligned with commercial strategic initiatives, supported by the increase of its Yankee CD program to $1,500 million in principal amount, complementing the short-term funding structure. As a result, deposit balances as a percentage of total liabilities increased to 59% as of December 31, 2025, compared to 51% of total liabilities as of December 31, 2024. The majority of the deposits are placed by central banks or designees (i.e., Class A shareholders of the Bank), with 35% and 38% of total deposits at the end of 2025 and 2024, respectively. As of December 31, 2025, borrowings and debt totaled $4,030 million, a $358 million or a 8% decrease, compared to $4,389 million as of December 31, 2024.

The Bank’s equity consists of issued and fully paid ordinary common stock, other equity instruments and retained earnings. Total equity increased by 26% to $1,679 million as of December 31, 2025, compared to $1,337 million as of December 31, 2024. The increased equity level during 2025 was primarily due to the net effect of profits totaling $226.9 million in 2025, net of $93.0 million in declared cash dividends driven by the Bank’s continued successful strategy execution and the $200 million inaugural Additional Tier 1 (AT1) capital executed at the end of September 2025, registered in the Bank’s statement of financial position as other equity instruments, net of transaction costs.

2024 vs. 2023

As of December 31, 2024, total assets amounted to $11,859 million, a 10% increase compared to $10,744 million as of December 31, 2023, which was mainly attributable to an overall increase in the Bank’s interest-earning assets, particularly the Loan Portfolio and Investment Portfolio, as described below.

The Bank’s amount of cash and due from banks totaled $1,965 million as of December 31, 2024, resulting in a decrease of $84 million, or 4%, compared to $2,049 million as of December 31, 2023, as a result of the Bank’s proactive and prudent liquidity management approach.

Investment securities are mostly comprised of the Bank’s Investment Portfolio, in the form of both securities at FVOCI and securities at amortized cost, consisting of investment-grade credit securities, highly liquid corporate debt securities rated ‘A-’ or above and investments in securities issued by Latin American entities related to the Bank’s investment management activities, which amounted to $1,202 million, or 10% of total assets as of December 31, 2024, an 18% increase compared to $1,022 million, or 10% of total assets as of December 31, 2023.

As of December 31, 2024, the Bank’s Loan Portfolio totaled $8,375 million, compared to $7,196 million as of December 31, 2023. The $1,180 million, or 16% Loan Portfolio increase as of December 31, 2024 was mainly attributable to higher lending origination during the year, as the Bank continued focusing on expanding its customer and product bases with new client onboarding and cross selling efforts.

As of December 31, 2024, total liabilities amounted to $10,521 million, a $981 million or 10% increase, compared to $9,540 million as of December 31, 2023, which was mainly attributable to increased funding sources in the form of deposit balances which totaled $5,413 million as of December 31, 2024, a $1,005 million or 23% increase compared to $4,408 million as of December 31, 2023, mostly associated with the Bank’s cross selling strategy and increasing its Yankee CD program to over $1.2 billion in principal amount, complementing the short-term funding structure and an increase in deposit balances from central banks and other financial institutions. As a result, deposit balances as a percentage of total liabilities increased to 51% as of December 31, 2024, compared to 46% of total liabilities as of December 31, 2023. The majority of the deposits are placed by central banks or designees (i.e., Class A shareholders of the Bank), with 38% and 39% of total deposits at the end of 2024 and 2023, respectively. As of December 31, 2024, borrowings and debt, net remained stable at $4,389 million, a $8 million or a 0.2% decrease, compared to $4,397 million as of December 31, 2023.

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

Internal rating	12 - month average PD(1) %	External rating (2)	Description
1 to 4	0.09	Aaa – Ba1	Exposure in customers or countries with payment ability to satisfy their financial commitments.
5 to 6	2.26	Ba2 – B3	Exposure in customers or countries with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	7.81	Caa1 – Caa3
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
The Bank’s process for recognition of financial assets and liabilities is discussed in Note 3 – Material accounting policies to the Consolidated Financial Statements.
The following table sets forth information regarding the Bank’s impaired credits by principal balance as of the dates indicated:

	As of December 31,
	2025	2024	2023
	(in $ millions, except percentages)
Credit-impaired loans	$39	$17	$10
Credit-impaired securities	0	0	0
Impaired credits	$39	$17	$10
Asset-specific allocation from the allowance for loan losses	29	12	7
Credit-impaired loans as a percentage of Loan Portfolio	0.4%	0.2%	0.1%
Impaired credits as a percentage of Credit Portfolio	0.3%	0.2%	0.1%

As of the end of each reported period, the Bank did not have credit-impaired loans in its Loan Portfolio without related allowances.
The following table sets forth the distribution of the Bank’s loans write-off by principal balance against the allowance for loan losses by country for the periods indicated:

	For the year ended December 31,
	2025	%	2024	%	2023	%
	(in $ millions, except percentages)
Mexico	$0	0%	$0	0%	$21	100%
Panama	0	0%	0	0%	0	0%
Total	$0	0%	$0	0%	$21	100%

During the years ended December 31, 2025 and December 31, 2024, the Bank had no write-offs against the allowance for loan losses and $21.1 million, representing 0.31% of that year’s average Loan Portfolio in 2023. The write-off against individually assigned allowance for credit losses in 2023 was associated with an impaired credit of a single non-bank financial intermediary borrower.

In addition, during the years ended December 31, 2025 and December 31, 2024, the Bank did not have investment securities write-offs against allowance for expected credit losses, compared to a total of $7 million of investment securities write-offs in 2023.

In the three-year period ended December 31, 2025, the Bank disbursed $70,217 million in credits and had financial instruments write-offs for $28 million, representing 0.04% of total credits disbursed.
The following table summarizes information regarding the outstanding principal balance of impaired credits as of the dates indicated:

	As of December 31,
	2025	2024	2023
	(in $ thousands)
Credit-impaired loans:
Colombia:
Private corporations	$28,601	$6,933	$0
Panama:
Private corporations	10,107	10,107	10,107
Total credit-impaired loans	$38,708	$17,040	$10,107
Total credit-impaired securities	$0	$0	$0

Total impaired credits	$38,708	$17,040	$10,107

As of December 31, 2025, the Bank’s outstanding principal balance of impaired credits totaled $39 million (or 0.31% of the Credit Portfolio), compared to $17 million (or 0.15% of the Credit Portfolio) as of December 31, 2024 and $10 million (or 0.11% of the Credit Portfolio) as of December 31, 2023. As of December 31, 2025, the total outstanding principal balance of impaired credits classified as Stage 3 (under IFRS Accounting Standards 9) amounted to $39 million and was attributable to (i) a borrower in the upstream gas sector accounting for 52% of the Bank’s total impaired credits with individually assigned allowance for credit losses of $14.6 million, representing 73% of the notional exposure, (ii) a borrower in the retail trade sector, accounting for 26% of the Bank’s total impaired credits with individually assigned allowance for credit losses of $7.2 million, representing 71% of the notional exposure, (iii) a borrower in the support activities for the oil and gas industry sector, accounting 18% of the Bank’s total impaired credits with individually assigned allowance for credit losses of $5.5 million, representing 79% of the notional exposure, and (iv) a borrower in the primary metals (iron and steel) manufacturing accounting for the remaining 4% of the Bank’s total impaired credits with individually assigned allowance for credit losses of $1.7 million, representing 100% of the notional exposure.

As of the end of each reported period, the Bank did not have, other than those specified above, loans with principal or interest payments contractually past due by 90 days or more.

Potential problem loans
In order to carefully monitor the credit risk associated with clients, the Bank has established quarterly reports to identify potential problem loans, which are then included on a watch list. In general, these are loans due by clients that could face difficulties meeting their repayment obligations, but who otherwise have had a good payment history. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Potential problem loans are primarily those rated as “7 or 8” pursuant to the Bank’s internal risk rating and classified as Stage 2 under IFRS Accounting Standards 9. As of December 31, 2025, the principal balance exposure of three clients for a total of $101.3 million, or 1.1% of the Loan Portfolio, were considered as potential problem loans under these guidelines, compared to five clients for a total of $71.3 million, or 0.9% of the Loan Portfolio as of December 31, 2024.
Allowance for losses on financial instruments
The following table sets forth information regarding the Bank’s allowance for losses with respect to the total Credit Portfolio outstanding as of December 31 of each year:

	As of December 31,
	2025	2024	2023
	(in $ millions, except percentages)
Components of the allowance for losses
Allowance for loan losses:
Balance at beginning of the year	$78.2	$59.4	$55.2
Impairment losses	15.5	17.6	25.3
Recoveries	0.6	1.1	0.0
Loan write-offs	0.0	0.0	(21.1)
Balance at the end of the year	$94.3	$78.2	$59.4
Allowance for loan commitments and financial guarantee contract losses:
Balance at beginning of the year	$5.4	$5.1	$3.6
Impairment losses	6.8	0.3	1.5
Balance at end of the year	$12.1	$5.4	$5.1
Allowance for Investment Portfolio losses:
Balance at beginning of the year	$1.3	$1.6	$8.0
(Reversals) impairment losses	(0.3)	(0.6)	0.6
Recoveries	0.0	0.3	0.0
Investment Portfolio write-offs	0.0	0.0	(7.0)
Balance at the end of the year	$1.0	$1.3	$1.6

Total allowance for the Credit Portfolio losses	$107.4	$84.9	$66.1

Allowance for bank deposits
Balance at beginning of the year	$0.0	$0.0	$0.0
Impairment losses	0.2	0.0	0.0
Balance at the end of the year	$0.2	$0.0	$0.0

Total allowance for expected credit losses	$107.6	$84.9	$66.1
Total allowance for expected credit losses to total Credit Portfolio	0.85%	0.76%	0.69%
The total allowance for expected credit losses amounted to $107.6 million as of December 31, 2025, representing 0.85% of the total Credit Portfolio, compared to $84.9 million and 0.76%, respectively, as of December 31, 2024, and $66.1 million and 0.69%, respectively, as of December 31, 2023. The $22.7 million year-over-year increase in 2025 was mostly associated with impairment losses on financial instruments derived from the increased coverage of financial instruments classified as Stage 2 and the reclassification of a single exposure to Stage 3, and impairment losses for loan commitments and financial guarantee contract losses, mostly associated with the growth of customers’ liabilities under acceptances, and loan commitments and financial guarantee contracts, as balances increased 21% year-over-year at the end of 2025 when compared to 2024.

The total allowance for expected credit losses amounted to $84.9 million as of December 31, 2024, representing 0.76% of the total Credit Portfolio, compared to $66.1 million and 0.69%, respectively, as of December 31, 2023, and $66.8 million and 0.77%, respectively, as of December 31, 2022. The $18.8 million year-over-year increase in 2024 was mostly associated with the growth of the Loan Portfolio, as balances increased 16% year-over-year at the end of 2024 when compared to 2023, impairment losses on financial instruments classified as Stage 3 and the net effect of write-offs against individually assigned allowance for credit losses in 2023 associated with an impaired credit of a single non-bank financial intermediary borrower.
The following table sets forth information regarding the Bank’s allowance for losses allocated by country of exposure as of the dates indicated:

	As of December 31,
	2025		2024		2023
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Allowance for loan losses
Argentina	$4.4	4.7	$7.9	10.1	$3.4	5.7
Brazil	32.4	34.4	4.6	5.9	4.4	7.4
Canada	0.0	0.0	0.1	0.1	1.7	2.9
Chile	2.0	2.1	1.2	1.5	1.0	1.7
Colombia	23.8	25.2	17.7	22.6	4.0	6.7
Costa Rica	2.2	2.3	1.4	1.8	1.0	1.7
Dominican Republic	3.8	4.0	3.9	5.0	2.7	4.5
Ecuador	5.2	5.5	7.0	9.0	6.6	11.2
El Salvador	1.0	1.1	1.9	2.4	1.8	3.0
Guatemala	2.6	2.8	5.1	6.5	3.4	5.7
Honduras	1.4	1.5	5.5	7.0	5.9	9.9
Jamaica	0.2	0.2	0.7	0.9	1.7	2.9
Mexico	4.6	4.9	4.3	5.5	4.2	7.1
Panama	8.9	9.4	9.0	11.5	9.2	15.5
Peru	0.3	0.3	4.2	5.4	6.2	10.4
Other (1)	1.5	1.6	3.7	4.8	2.2	3.7
Total Allowance for loan losses	$94.3	100.0%	$78.2	100.0%	$59.4	100.0%

Allowance for loan commitments and financial guarantee contract losses
Argentina	$3.8	31.4	$0.0	0.0	$0.0	0.0
Canada	0.1	0.8	0.0	0.0	1.1	21.6
Ecuador	1.7	14.0	2.2	40.7	1.9	37.3
Suriname	3.9	32.2	0.0	0.0	0.0	0.0
Other (1)	2.6	21.6	3.2	59.3	2.1	41.1
Total allowance for loan commitments and financial guarantee contract losses	$12.1	100.0%	$5.4	100.0%	$5.1	100.0%

Allowance for Investment Portfolio losses
Other (1)	$1.0	100.0	$1.3	100.0	$1.6	100.0
Total allowance for Investment Portfolio losses	$1.0	100.0%	$1.3	100.0%	$1.6	100.0%

Allowance for bank deposits
Other (1)	$0.2	100.0	$0.0	0.0	$0.0	0.0
Total allowance for bank deposits losses	$0.2	100.0%	$0.0	0.0%	$0.0	0.0%

	As of December 31,
	2025		2024		2023
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Total allowance for credit losses
Argentina	$8.2	7.6	$7.9	9.3	$3.4	5.1
Brazil	32.8	30.5	5.3	6.2	5.2	7.9
Canada	0.1	0.1	0.1	0.1	2.8	4.2
Chile	2.2	2.0	1.3	1.5	1.2	1.8
Colombia	24.1	22.4	18.0	21.2	4.4	6.7
Costa Rica	2.4	2.2	1.6	1.9	1.2	1.8
Dominican Republic	4.0	3.7	4.3	5.1	3.1	4.7
Ecuador	6.9	6.4	9.2	10.8	8.5	12.9
El Salvador	1.2	1.1	2.3	2.7	1.8	2.7
Guatemala	2.7	2.5	5.3	6.2	3.7	5.6
Honduras	1.6	1.5	5.5	6.5	5.9	8.9
Jamaica	0.2	0.2	0.7	0.8	1.7	2.6
Mexico	5.3	4.9	5.2	6.1	4.5	6.8
Panama	9.3	8.6	9.3	11.0	9.3	14.1
Peru	0.4	0.4	4.3	5.1	6.3	9.5
Suriname	4.0	3.7	0.0	0.0	0.0	0.0
United States of America	0.6	0.6	0.7	0.8	1.0	1.5
Other (1)	1.6	1.6	3.9	4.7	2.1	3.2
Total Allowance for credit losses	$107.6	100.0%	$84.9	100.0%	$66.1	100.0%
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
The following table sets forth information regarding the Bank’s allowance for loan losses, loan commitments and financial guarantee contract losses and Investment Portfolio losses, by type of borrower as of the dates indicated:

	As of December 31,
	2025		2024		2023
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Private financial institutions	$10.8	10.0	$20.5	24.1	$15.6	23.6
State-owned financial institutions	4.4	4.1	4.2	5.0	3.5	5.3
State-owned corporations	4.0	3.7	8.1	9.5	5.3	8.0
Private corporations	87.6	81.4	50.6	59.6	40.1	60.7
Sovereign	0.8	0.8	1.5	1.8	1.6	2.4
Total	$107.6	100.0%	$84.9	100.0%	$66.1	100.0%
Credit Ratios
The following table sets forth information regarding certain credit ratios, along with each of the components used in their calculation, as of the dates indicated:

	As of December 31,
	2025	2024	2023
	(in $ millions, except percentages)
Total allowance for credit losses to impaired credits (1)	277%	498%	654%
Allowance for credit losses	$107.6	$84.9	$66.1
Impaired credits	$39	$17	$10
Total allowance for expected credit losses to total Credit Portfolio	0.85%	0.76%	0.69%
Allowance for expected credit losses	$107.6	$84.9	$66.1
Credit Portfolio	$12,599	$11,224	$9,532

	As of December 31,
	2025	2024	2023
	(in $ millions, except percentages)
Impaired credits to Credit Portfolio	0.31%	0.15%	0.11%
Impaired credits	$39	$17	$10
Credit Portfolio	$12,599	$11,224	$9,532
Total allowance for loan losses to Credit-impaired loans (1)	244%	459%	588%
Allowance for loan losses	$94.3	$78.2	$59.4
Credit-impaired loans	$39	$17	$10
Total allowance for loan losses to Loan Portfolio	1.03%	0.93%	0.83%
Allowance for loan losses	$94.3	$78.2	$59.4
Loan Portfolio	$9,181	$8,375	$7,196
Credit-impaired loans to Loan Portfolio	0.42%	0.20%	0.14%
Credit-impaired loans	$39	$17	$10
Loan Portfolio	$9,181	$8,375	$7,196
Write-offs to average Loan Portfolio (2)	0.00%	0.00%	0.31%
Private Corporations	$0	$0	$0
Non Bank Financial Intermediaries	$0	$0	$21
Total write-offs	$0	$0	$21
Average Loan Portfolio	$8,503	$7,578	$6,816

(1)Total impaired credits consist of the principal balance of credit-impaired loans and credit-impaired investment securities. Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.

(2)Average loan portfolio for 2025, 2024 and 2023, is calculated on the basis of daily average balances.

Selected Financial Ratios

	As of and for the Year Ended December 31,
	2025	2024	2023
	(in $ thousands, except per share data and ratios)
Weighted average basic shares	37,152	36,740	36,481
Weighted average diluted shares	37,152	36,740	36,481
Basic shares period end	37,230	36,791	36,540
Per Common Share Data:
Basic earnings per share	6.11	5.60	4.55
Diluted earnings per share	6.11	5.60	4.55
Book value per share (period end) (1)	39.77	36.35	32.95
Regular cash dividends paid per share	2.50	2.00	1.00
Selected Financial Ratios:
Performance Ratios:
Return on average total assets (2)	1.89%	1.88%	1.69%
Return on average total equity (3)	15.43%	16.20%	14.68%
Adjusted return on average total equity excluding other equity instruments (4)	15.75%	16.20%	14.68%
Net interest margin (5)	2.36%	2.47%	2.49%
Net interest spread (5)	1.67%	1.75%	1.84%
Efficiency Ratio (6)	26.7%	26.5%	27.2%
Total operating expenses to average total assets	0.75%	0.73%	0.74%
Regular cash dividend payout ratio (7)	40.9%	35.7%	22.0%
Liquidity Ratios:
Liquid assets (8) / total assets	14.95%	16.18%	18.61%
Liquid assets (8) / total deposits (9)	28.94%	35.44%	45.35%
Capital Ratios:
Total equity to total assets	13.13%	11.28%	11.20%
Average total equity to average total assets (10)	12.23%	11.58%	11.53%
Total assets to total equity	7.6x	8.9x	8.9x
Tier 1 capital to risk-weighted assets (Basel III – IRB) (11)	17.4%	15.5%	15.4%
Risk-weighted assets (Basel III – IRB) (11)	$9,653,106	$8,603,751	$7,805,982

	As of and for the Year Ended December 31,
	2025	2024	2023
	(in $ thousands, except per share data and ratios)
Ordinary Capital Index (Regulatory) (12)	12.2%	12.1%	12.1%
Ordinary Capital Total Index (Regulatory) (12)	14.1%	12.1%	12.1%
Capital Adequacy Ratio (Regulatory) (12)	15.5%	13.6%	13.6%
Risk-weighted assets (Regulatory) (12)	$10,822,730	$9,873,772	$8,898,408
Leverage Ratio (Regulatory) (13)	9.9%	9.8%	9.7%
(1)Book value per share refers to the Bank’s total equity excluding other equity instruments divided by the Bank’s outstanding common basic shares at the end of the period.

(2)For the years 2025, 2024 and 2023, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2025, 2024 and 2023, is calculated on the basis of daily average balances.

(3)For the years 2025, 2024 and 2023, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2025, 2024 and 2023, is calculated on the basis of daily average balances.

(4)For the year 2025, adjusted return on average total assets excluding other equity instruments is calculated as adjusted net profit for the year after AT1 distributions divided by average total assets excluding other equity instruments, calculated on the basis of daily average balances.

(5)For the years 2025, 2024 and 2023, net interest margin is calculated as net interest income divided by the average balance of interest-earning assets. Average balance of interest-earning assets for 2025, 2024 and 2023, is calculated on the basis of daily average balances. Net interest spread is calculated as average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities. For more information regarding calculation of the net interest margin and the net interest spread, see Item 5.A., “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”

(6)Efficiency ratio is total operating expenses as a percentage of total revenues.

(7)The Bank calculates regular cash dividend payout ratio as regular cash dividends declared per share during the relevant period divided by basic earnings per share.

(8)Liquid assets consist of total cash and due from banks, less time deposits with original maturity over 90 days and other restricted deposits, as well as corporate debt securities rated A- or above. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” and Item 18, “Financial Statements,” note 5.

(9)Total deposits refers to demand deposits and time deposits, excluding interest payable.

(10)For the years 2025, 2024 and 2023, average total assets and average total equity are calculated on the basis of daily average balances.

(11)Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to total equity excluding certain effects such as accumulated other comprehensive income (loss) (“OCI”) of the securities at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.

(12)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015, 03-2016 and 05-2023, based on Basel III standardized approach.

(13)As defined by the Superintendency of Banks of Panama through Article No. 17 of Rule No. 1-2015 that establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the consolidated statement of financial position.

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

The Bank’s capacity to maintain strong liquidity levels, even in a context of increased market volatility and uncertainty, is attributable to historically diversified and stable funding sources, including deposits from central banks in Latin America and the Caribbean, who are also the Bank’s Class A shareholders. Moreover, the Bank has maintained fluid access to a significant base of correspondent banks and from debt capital markets investors across the globe, which have maintained and even increased their availability of funding to the Bank. In addition, Bladex, through its New York Agency, has maintained and occasionally has accessed the Federal Reserve Bank of New York’s discount window utilizing its investment-grade securities portfolio as collateral. The Bank plans to hold a portfolio of high-quality assets eligible to be submitted to the Federal Reserve Bank of New York’s discount window, as a lender of last resort to face any possible situations of market disruption.

In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.
The following table shows the Bank’s liquid assets by principal geographic risk area as of December 31 of each year:

	As of December 31,
	2025	2024	2023
	(in $ millions)
United States of America	$1,784	$1,650	$1,904
Other O.E.C.D. countries	3	41	1
Multilateral Organizations	119	224	87
Latin America	5	3	7
Total	$1,911	$1,918	$1,999

The Bank’s liquid assets, in the form of cash and cash equivalents and highly rated corporate debt securities (above ‘A-’), totaled $1,911 million as of December 31, 2025, compared to $1,918 million as of December 31, 2024. The Bank has a proactive and prudent liquidity management approach, which follows the Basel methodology for LCR, as required by the Superintendency of Banks of Panama. The Bank´s LCR as of December 31, 2025 and 2024 was 159.3% and 264.6%,

respectively. Liquid assets to total assets ratio amounted to 15% as of December 31, 2025, compared to 16% as of December 31, 2024, while at these same dates, the liquid assets to total deposits ratios were 29% and 35%, respectively.

As of December 31, 2025, $1,734 million, or 91% of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of the United States of America, compared to $1,021 million, or 53% as of December 31, 2024. As of December 31, 2025, $69 million, or 4% of total liquid assets represented corporate debt securities classified as HQLA in accordance with the specifications of the Basel Committee, compared to $99 million, or 5% as of December 31, 2024.

The Bank’s liquid assets satisfied the liquidity requirement resulting from the maturities of the Bank’s 24-hour deposits from customers (demand and overnight deposits), which as of December 31, 2025 and 2024 amounted to $879 million and $694 million, respectively, both representing 13% of the Bank’s total deposits, excluding interest payable, respectively.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the Loan Portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2025 and 2024, the Bank’s short-term loans and investment securities (maturing within one year based on original contractual term) totaled $5,247 million and $5,127 million, respectively. As of December 31, 2025 and 2024, these instruments combined had an average original term to maturity of 180 and 187 days, respectively, and an average remaining term to maturity of 144 days and 130 days, respectively.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $5,349 million and $4,438 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, these medium-term assets had an average original term to maturity of three years, ten months (1,409 days) and three years, nine months (1,388 days), respectively; and an average remaining term to maturity of three years (1,094 days), and two years and nine months (1,021 days), respectively.
Credit Ratings
The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of the date of this annual report, were as follows:

	Fitch	Moody’s	S&P
Short-Term	F2	P-2	A-2
Long-Term	BBB	Baa2	BBB
Rating Outlook	Stable	Stable	Stable
Credit Rating from Standard & Poor’s Global Ratings (“S&P”)
The credit ratings from S&P have been unchanged at “BBB/A-2” since May 13, 2008, with the most recent affirmation of the Bank’s credit ratings on May 28, 2025. The outlook remained stable.
Credit Rating from Moody’s Investors Service, Inc. (“Moody’s”)
The Bank’s credit ratings from Moody’s have been unchanged at “Baa2/P-2” since December 19, 2007, with the latest affirmation of the Bank’s credit ratings on July 2, 2025. The outlook remained stable.
Credit Rating from Fitch Ratings Ltd. (“Fitch”)
The Bank’s credit ratings from Fitch have been unchanged at “BBB/F2” with the latest affirmation of the Bank’s credit ratings on May 15, 2025. The outlook remained stable.
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

	As of December 31,
	2025	2024	2023
	(in percentages)
Deposits	61.6%	54.3%	48.6%
Securities sold under repurchase agreements	1.2	2.1	3.4
Short-term borrowings and debt	14.1	16.6	19.0
Long-term borrowings and debt	23.1	27.0	29.0
Total interest-bearing liabilities	100.0%	100.0%	100.0%
The Bank has issued public debt in Mexico, Panama, the United States and Japan. The Bank has also placed private issuances of debt in different markets primarily in Asia, Europe, the United States and Latin America.
Deposits
The Bank obtains deposits principally from central and commercial banks primarily located in the Region. As of December 31, 2025, 38% of the deposits held by the Bank were deposits made by central and state-owned banks in the Region. The average term remaining to maturity of deposits from the Region’s central and state-owned banks as of December 31, 2025, 2024 and 2023, was 48 days, 38 days and 47 days, respectively. As of December 31, 2025, deposits from the Bank’s five largest depositors, all except three of which were central and state-owned banks in the Region, represented 35% of the Bank’s total deposits, compared to 37% as of December 31, 2024. All of the Bank’s deposits are uninsured.
The following table analyzes the Bank’s deposits by country, excluding interest payable, as of the dates indicated below:

	As of December 31,
	2025	2024	2023
	(in $ millions)
Argentina	$199	$89	$154
Bahamas	0	3	15
Bolivia	0	1	3
Brazil	747	718	495
Canada	36	36	0
Cayman Islands	130	80	50
Chile	41	52	83
Colombia	437	145	145
Costa Rica	366	225	381
Curacao	23	28	14
Dominican Republic	37	128	178
Ecuador	1,251	1,126	514
El Salvador	24	65	37
France	0	0	38
Germany	185	185	147
Guatemala	120	109	129
Haiti	81	77	78
Honduras	342	242	227
Japan	13	0	0
Korea	10	19	20
Luxembourg	23	80	50
Mexico	199	197	103
Multinational	50	270	210
Netherlands	17	1	12
Panama	1,534	993	765
Paraguay	179	93	118
Peru	79	170	40
Puerto Rico	0	8	0
Saint Lucia	2	0	0
Singapore	2	34	32

	As of December 31,
	2025	2024	2023
	(in $ millions)
Spain	23	0	82
Suriname	19	0	0
Trinidad and Tobago	39	37	25
United Kingdom	181	62	82
United States of America	185	136	172
Uruguay	8	4	9
Virgin Islands	22	0	0
Total	$6,604	$5,413	$4,408
Securities sold under repurchase agreements (“Repos”)
The Bank enters into financing transactions under Repos with international banks from time to time, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repos are reported as secured financings in the Financial Statements. As of December 31, 2025, the Bank had outstanding balances excluding interest payable of Repos for $130 million, compared to $213 million as of December 31, 2024 and $310 million as of December 31, 2023.
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

As of December 31, 2025, the principal balance, gross of interest payable and transaction costs, of short-term borrowings and debt totaled $1,511 million, a 9% decrease compared to $1,653 million as of December 31, 2024, as the Bank relied more on the growth of its deposits base for short-term funding, as a result of the Bank’s commercial strategic initiatives towards funding cost improvement supported by cross selling efforts. The average term remaining to maturity of short-term borrowings and debt as of December 31, 2025 was 91 days, compared to 94 days as of December 31, 2024.
The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and debt at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2025	2024	2023
	(in $ millions, except percentages)
Short-term borrowings and debt (*)
Amount outstanding at year-end	$1,511	$1,653	$1,725
Maximum amount outstanding at any month-end	$1,568	$1,653	$1,810
Average amount outstanding during the year	$1,034	$930	$1,621
Weighted average interest rate on average amount outstanding	4.84%	6.29%	5.73%
Weighted average interest rate on amount outstanding at year end	3.96%	3.62%	6.12%
(*)Gross of transaction costs of $0.0 million , $0.0 million, $0.3 million as of December 31, 2025, 2024 and 2023, respectively and interest payable of $9.1 million, $9.7 million and $12.2 million as of December 31, 2025, 2024 and 2023, respectively.

Long-term borrowings and debt
Long-term borrowings consist of long-term bilateral and syndicated loans obtained from international banks. Debt instruments currently consist of private issuances under the Bank’s Euro Medium-Term Note Program, as well as public issuances in Mexico and in Panama.

Interest rates on most long-term borrowings and issuances are adjusted monthly, quarterly or semi-annually based on short-term SOFR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the original contractual term to maturity. The Bank uses these funds primarily to finance its medium-term and long-term Loan Portfolio, as well as to further enhance the stability of its overall funding base. As of December 31, 2025, the principal balance, gross of interest payable and transaction costs, of long-term borrowings and debt decreased 8% to $2,490 million from $2,709 million as of December 31, 2024, as a result of the Bank’s increased reliance on deposits to support commercial lending origination activities and its liquidity position management. As of December 31, 2025 the average term remaining to maturity of the Bank’s medium and long-term borrowing and debt was 719 days, compared to 762 days as of December 31, 2024.
The following table presents information regarding the gross amounts outstanding under, and interest rates on, the Bank’s long-term borrowings and debt at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2025	2024	2023
	(in $ millions, except percentages)
Long-term borrowings and debt (*)
Amount outstanding at year-end	$2,490	$2,709	$2,636
Maximum amount outstanding at any month-end	$2,797	$2,850	$2,636
Net average amount outstanding during the year	$2,619	$2,734	$2,383
Weighted average interest rate on average amount outstanding	5.59%	5.53%	5.20%
Weighted average interest rate on amount outstanding at year end	6.50%	5.98%	5.32%
(*)Gross of transaction costs of $7.6 million, $9.6 million and $8.2 million as of December 31, 2025, 2024 and 2023, respectively and interest payable of $28.2 million, $26.7 million and $32.8 million as of December 31, 2025, 2024 and 2023, respectively.
Global syndicated loans continue to provide a vehicle to access new sources of financing. As of December 31, 2025, the Bank has two outstanding syndicated loans in an aggregate principal amount of $505 million:

•In May 2024, the Bank closed a $400 million syndicated loan, with Sumitomo Mitsui Banking Corporation acting as Sole Lead Arranger, Administrative Agent and Bookrunner. The lenders were long standing participants from previous transactions and new lenders from the United States, Asia and Europe.
•Additionally, in December 2025, the Bank closed a $105 million syndicated loan with Nexent Bank NV acting as Sole Lead Arranger, and Bookrunner. The lenders were new participants from the Middle East, Africa and Europe.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2025, the Bank was in compliance with all covenants.
Debt Capital Markets
Program in Mexico

In September 2024, the Mexican National Registry of Securities (Registro Nacional de Valores) authorized increasing the aggregate amount of the Mexico Program from MXN25 billion to MXN35 billion or its equivalent in Investment Units (Unidades de Inversión), U.S. dollar or Euros and with maturities from one day to 30 years.

As of December 31, 2025, the total principal amount outstanding of issuances of “certificados bursátiles” in the Mexican capital markets under this Mexico Program was MXN23.97 billion, equivalent to $1,334 million.

There are eight outstanding medium-term issuances (series) under the Mexico Program: Series Bladex 22 in the principal amount of MXN1,256,222,200 which matures in February 2026; Series Bladex 22-2 in the principal amount of MXN4,237,142,400 which matures in August 2027; Series Bladex 23 in the principal amount of MXN3,500,000,000 which matures in July 2026; Series Bladex 23-2 in the principal amount of MXN1,500,000,000 which matures in July 2028; Series Bladex 23-3 in the principal amount of MXN1,775,000,000 which matures in October 2029; Series Bladex 24 in the principal amount of MXN1,700,000,000 which matures in February 2027, Series Bladex 24-2 in the principal amount of MXN4,000,000,000 which matures in March 2028 and Series Bladex 25 in the principal amount of MXN6,000,000,000 which matures in July 2028.

Program in Panama

In March 2023, Bladex successfully completed the registration of its Revolving Corporate Bond Program in Panama (the “Panama Program”). This program, with a maximum amount of $300 million for the issuance of short and long term notes, is a key component of the Bank’s strategy to diversify its investor base. It allows for the participation of new investors not only from Panama but also from across the Central American region.

As of December 31, 2025, there are 15 outstanding issuances (series) under the Panama Program. The total outstanding principal amount of issuances under this program was $105.4 million with an average term of two years and eight months.
Euro Medium Term Note Program

The Bank renewed its Euro Medium-Term Note Program on July 21, 2021, which is primarily targeted at non-bank institutional investors and includes multiple placements with short-, medium-, and long-term tenors.

During 2025, the Bank issued $40 million in new private placements; and as of December 31, 2025, private issuances through its Euro Medium-Term Note Program amounted to $294 million, placed primarily in Asia, Europe and Latin America. In addition, the Bank had one outstanding bond which matured in September of 2025 and which was issued in 2020 pursuant to Rule 144A/Regulation S for a total principal amount of $400 million.

Colombian Debt Capital Market

In January 2025, Bladex completed the registration of its first Bond issuance in Colombia. This issuance, with a maximum amount of 300,000 million Colombian Pesos of short and long term notes, was intended to diversify its investor base with the participation of new investors not only from Colombia but also from across the South American region. As of January 2026, the Bank’s Bond issuance registration in Colombia expired as no bonds were issued during 2025.
Cost and Maturity Profile
The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s gross borrowed funds, including Repos, and placements at fixed and floating interest rate as of December 31, 2025:

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)
Short-term Repos and borrowings at fixed interest rate
Due in 0 to 30 days	$352	4.12%
Due in 31 to 90 days	570	4.32%
Due in 91 to 180 days	525	4.30%
Due in 181 to 365 days	102	4.24%
Total	$1,549	4.26%

Short-term placements at fixed interest rate
Due in 91 to 180 days	$2	4.57%
Total	$2	4.57%

Medium and long-term borrowings and repos at fixed interest rate
Due in 31 to 90 days	$4	10.32%
Due in 91 to 180 days	38	5.88%
Due in 181 to 365 days	60	5.24%
Due in 1 through 6 years	52	4.86%
Total	$154	5.40%

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)

Medium and long-term borrowings at floating interest rate
Due in 31 to 90 days	$39	8.04%
Due in 181 to 365 days	30	5.54%
Due in 1 through 6 years	625	5.29%
Total	$694	5.46%

Medium and long-term placements at fixed interest rate
Due in 0 to 30 days	$13	0.95%
Due in 31 to 90 days	11	5.80%
Due in 91 to 180 days	12	0.90%
Due in 181 to 365 days	39	3.67%
Due in 1 through 6 years	662	7.52%
Total	$737	7.07%

Medium and long-term placements at floating interest rate
Due in 31 to 90 days	$70	7.87%
Due in 181 to 365 days	194	7.81%
Due in 1 through 6 years	731	7.61%
Total	$995	7.67%
Grand Total	$4,131	5.83%
(*)Gross of transaction costs of $7.7 million and interest payable of $38.1 million as of December 31, 2025.
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
The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2025, 2024 and 2023.
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

For the year ended December 31, 2025, net cash provided by operating activities was $780 million, mainly attributable to a net increase of $1,191 million in operating liabilities due to depositors, mostly associated with the Bank’s shift towards an increased reliance on deposits aligned with commercial strategic initiatives, and a net increase of $848 million in loans, mainly attributable to higher lending origination during the year.

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

For the year ended December 31, 2025, net cash used in investing activities was $211 million, primarily as a result of the $700 million in purchases of securities, which was partially offset by $390 million in proceeds from the redemption of securities and a $102 million in proceeds from the sale of securities, resulting from the Treasury’s investment management activities to complement the Bank’s commercial activities and as a tool to optimize country exposures.

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

For the year ended December 31, 2025, the net cash used in financing activities was $547 million, which was primarily the result of the repayment of $1,007 million in long-term borrowings and debt, the $150 million net decrease in short-term borrowings and debt and the $92 million paid as cash dividend, along with the $83 million decrease in securities sold under repurchase agreements which was partially offset by the $588 million in proceeds from long-term borrowings and debt, as the Bank shifted its funding sources towards a more reliance on deposits, and the $198 million in proceeds from the issuance of other equity instruments, following the AT1 Note Issuance in September 2025.

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
Asset/Liability Management
The Bank seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that could result from interest rate changes. The Bank controls interest rate risk through systematic monitoring of maturities and repricing mismatches. The Bank’s investment decision-making takes into account not only the rates of return and the respective underlying degrees of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds. For any given period, a matched pricing structure exists when an equal amount of assets and liabilities are repriced. An excess of assets or liabilities over these matched items results in a “gap” or “mismatch,” as shown in the table under “Interest Rate Sensitivity” below. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income. Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollar and, therefore, the Bank has no material foreign exchange risk, nor does it hold significant open foreign exchange positions. The foreign exchange risk is mitigated by the use of derivatives, which, though economically hedged, might give rise to some accounting volatility.

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
The following table presents the projected maturities and interest rate adjustment periods of the Bank’s total assets, liabilities and equity based upon the contractual maturities and rate-adjustment (repricing) dates as of December 31, 2025. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ millions, except percentages)
Interest-earning assets
Cash and due from banks	$1,923	$1,885	$5	$18	$0	$0	$15
Investment Portfolio (1)	1,415	104	165	132	195	819	0
Loans (1)	9,181	2,670	2,771	2,171	1,263	306	0
Total interest-earning assets	12,519	4,659	2,491	2,321	1,458	1,125	15
Non-interest earning assets, allowance for credit losses and other asset	267	0	0	0	0	0	267
Total assets	$12,786	$4,659	$2,491	$2,321	$1,458	$1,125	$282

Interest-bearing liabilities
Deposits	$6,604	$3,805	$1,331	$793	$426	$245	$4
Securities sold under repurchase agreements	130	130	0	0	0	0	0
Borrowings and debt (2)	3,993	1,386	1,408	675	107	417	0
Total interest-bearing liabilities	10,727	5,321	2,739	1,468	533	662	4
Non-interest-bearing liabilities and other liabilities	380	0	0	0	0	0	380
Total liabilities	$11,107	5,321	2,739	1,468	533	662	384
Total Stockholders’ equity	1,679	0	0	0	0	0	1,679
Total liabilities and stockholders’ equity	$12,786	$5,321	$2,739	$1,468	$533	$662	$2,063
Interest rate sensitivity gap	0	(662)	202	853	925	463	(1,781)
Cumulative interest rate sensitivity gap	0	(662)	(460)	393	1,318	1,781	0
Cumulative gap as a % of total interest-earning assets	0%	-5%	-4%	3%	11%	14%	0%
(1)Gross of interest receivable, loss allowance and unearned interest and deferred fees.
(2)Gross of transaction costs and interest payable.
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
See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

Subordinated Notes
On September 18, 2025, the Bank issued its inaugural 7.500% perpetual, non-cumulative, fixed-to-fixed subordinated notes offering for a principal amount of $200.0 million. The notes approved by the Superintendency of Banks are perpetual instruments with no fixed maturity or fixed redemption date with an initial call date set for seven years. Interest on the notes will initially accrue at a rate of 7.500% per year until September 18, 2032 (the “Initial Reset Date”) and will be payable semi-annually in arrears on March 18 and September 18 of each year, beginning March 18, 2026. The Initial Reset Date and every fifth anniversary thereafter will each be a “Reset Date”. The notes will be the Bank’s direct, unsecured, subordinated obligations and will rank pari passu without preference among themselves. In the event an insolvency or liquidation event (as defined in the terms of the notes) occurs in respect of the Bank, the notes will rank: (i) junior in right of payment to the payment of all of the Bank’s senior debt; (ii) pari passu in right of payment among themselves and with the Bank’s parity securities; and (iii) senior in right of payment to the payment of the Bank’s junior securities.

Based on the characteristics of the subordinated notes, in full compliance with current local regulations, framed under Basel III provisions and according to the International Accounting Standards (under IAS32), this instrument was allowed to be registered in the Bank’s statement of financial position as equity, since it meets the specific criteria of:
•the absence of a contractual obligation to deliver cash or another financial asset to another entity or exchange financial assets or financial liabilities with another entity,
•perpetuity or the absence of a contractual maturity date,
•the Bank’s full discretion to cancel coupon payments,
•high subordination in the capital structure, and
•the unpaid interest will not accrue or be due and payable at any time and the failure to pay such interest will not constitute a default or an event of default.

Taken together, all these elements in the assessment of the accounting technical memorandum make the subordinated notes a suitable instrument with equity recognition in accordance with applicable accounting criteria under IFRS and aligned with regulatory requirements and the Basel III Framework for:
•the optimization of regulatory capital structure,
•the strengthening of regulatory capital buffers,
•the preservation of coherent capital metrics for rating agencies requirements and
•the improvement of the Bank’s financial flexibility without increasing leverage and without generating contractual payment obligations.

The purpose of this offering is to strengthen the Bank’s Primary Capital, as defined by the Superintendency of Banks, in full compliance with current local regulations and the Basel III framework. The Bank intends to use the net proceeds from this offering for general corporate purposes to further strengthen the Bank’s capital base, supporting future loan growth while maintaining capitalization levels comfortably above regulatory requirements.

As of December 31, 2025, the subordinated notes were registered in the statement of financial position as “Other equity instruments” for an outstanding balance of $198 million, net of transaction costs of $2.0 million.
Equity
The following table presents information concerning the Bank’s capital position as of the dates indicated:

	As of December 31,
	2025	2024	2023
	(in $ thousands)
Common stock	$279,980	$279,980	$279,980
Treasury stock	(97,597)	(105,601)	(110,174)
Other equity instruments	197,976	0	0
Additional paid-in capital in excess of value assigned to common stock	125,151	124,970	122,046
Capital reserves	95,210	95,210	95,210
Regulatory reserves	159,093	149,666	136,019
Retained earnings	916,429	792,005	673,281
Other comprehensive income	2,505	979	7,462
Total equity	$1,678,747	$1,337,209	$1,203,824

The Bank’s equity consists mostly of issued and fully paid ordinary common stock and retained earnings. As of December 31, 2025, total equity increased to $1,679 million, compared to $1,337 million as of December 31, 2024 and $1,204 million as of December 31, 2023. Total equity increased $342 million, or 26% during the year ended December 31, 2025, primarily due to profits totaling $227 million, resulting in increased retained earnings on 2025 profits for $124 million net of declared cash dividends for $93.0 million, representing $2.56 per share, in addition to the proceeds from the AT1 Notes Issuance executed at the end of September 2025, registered in the Bank’s statement of financial position as other equity instruments, net of transaction costs.

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

As of December 31, 2025, the total amount of the regulatory reserves calculated according to the guidelines of Rule No. 4-2013 of the Superintendency of Banks was $159.1 million, appropriated from retained earnings for purposes of compliance with local regulatory requirements. As of December 31, 2024, and 2023, the total amount of the regulatory reserves calculated according to the guidelines of Rule No. 4-2013 of the Superintendency of Banks was $149.7 million and $136.0 million, respectively. This appropriation is restricted from dividend distribution in order to comply with local regulations.

As of December 31, 2025, the capital ratio of total equity to total assets was 13.1%, and the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) was 17.4%, compared to 11.3% and 15.5%, respectively, as of December 31, 2024. The 2025 total assets to total equity ratio was 7.6x compared to 8.9x in 2024.

As of December 31, 2025, the Bank’s regulatory Capital Adequacy Ratio was 15.5%, compared to 13.6% as of December 31, 2024 and the Bank’s regulatory Ordinary Capital Index, was 12.2%, compared to 12.1% in 2024, calculated according to the guidelines of the Superintendency of Banks.
See Item 4, “Information on the Company—Business Overview—Supervision and Regulation.”
Off-balance Sheet Arrangements
In the normal course of business, in order to meet the financing needs of its customers, the Bank is party to loan commitments and financial guarantee contracts. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the commitment or the Bank fulfill the obligation under the guarantee, and the counterparty subsequently fails to perform according to the terms of the contract. Most of these commitments and guarantees expire without the counterparty drawing on the credit line or a default occurring. As a result, the total contractual amount of these instruments does not represent the Bank’s future credit exposure or funding requirements.
As of December 31, 2025, the Bank’s off-balance sheet arrangements, as defined in the Instructions to Item 5.E. of Form 20-F, included documentary letters of credit, stand-by letters of credit, and guarantees (covering commercial risk). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset.

The Bank’s outstanding off-balance sheet arrangements and total loan commitments and financial guarantee contracts are as follows:

	As of December 31,
	2025	2024	2023
	(in $ thousands)
Documentary letters of credit	$240,120	$536,350	$345,608
Stand-by letters of credit and guarantees – Commercial risk	836,434	520,285	490,626
Total off-balance sheet arrangements	$1,076,554	$1,056,635	$836,234
Loan commitments	720,435	348,223	227,472
Letter of credit commitments	43,668	9,522	0
Total loan commitments and financial guarantee contracts	$1,840,657	$1,414,380	$1,063,706

Fees and commission income from off-balance sheet arrangements amounted to $43 million for the year ended December 31, 2025, compared to $34 million and $26 million for the years ended December 31, 2024, and 2023, respectively.

The allowance for loan commitments and financial guarantee contracts losses reflects management’s estimates of expected credit losses on off-balance sheet items and is recognized in the consolidated statement of financial position, with the resulting recovery or impairment loss recorded in the consolidated statement of profit or loss. As of December 31, 2025, total allowance for loan commitments and financial guarantee contracts losses amounted to $12.1 million, compared to $5.4 million as of December 31, 2024 and $5.1 million as of December 31, 2023.
Material Contractual Obligations
The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2025.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Deposits (1)	$6,604	$6,360	$237	$7	$0
Securities sold under repurchase agreements (2)	130	130	0	0	0
Short-term borrowings and debt (2)	1,511	1,511	0	0	0
Medium-term borrowings and debt (2)	2,490	420	2,008	52	10
Accrued interest payable	74	74	0	0	0
Future contractual interest payable, not yet accrued (3)	356	73	262	15	6
Leasehold obligations	19	1	18	0	0
Total contractual obligations	$11,184	$8,569	$2,525	$74	$16
(1)Gross of interest payable of $36.1 million as of December 31, 2025.
(2)Gross of transaction costs of $7.7 million and interest payable of $38.1 million as of December 31, 2025. Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(3)Consists of future interest payable on interest-bearing liabilities and their hedges, calculated on the basis of their respective interest rates as of December 31, 2025 for the days remaining to maturity. Some of these obligations have floating interest rates which could fluctuate in the future and hence change the value of interest payable accordingly.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Letters of credit (3)	$402	$402	$0	$0	$0
Stand-by letters of credit	785	721	64	0	0
Guarantees	52	37	15	0	0
Other commercial commitments	764	333	397	34	0
Total Commercial Commitments	$2,003	$1,493	$476	$34	$0
(3)Includes customers’ liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $162 million as of December 31, 2025.
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
•The risk of a sharper-than-expected global economic slowdown, or a renewed global recession, continues to represent a significant downside risk for the Region. While global growth has shown signs of stabilization in certain advanced economies, demand from China has been structurally weaker than historical norms, reflecting ongoing challenges in its subdued domestic consumption and lower investment growth. These dynamics have contributed to renewed volatility in agricultural, metal and energy commodity prices since 2024.
•Commodity market uncertainty increased significantly during 2025 and most recently, driven by a combination of geopolitical tensions, supply chain disruptions and fluctuations in global demand, and is expected to remain elevated through 2026. In particular, volatility in energy prices, partly associated with geopolitical risks in the Middle East and key global trade routes, such as the Strait of Hormuz, has heightened uncertainty that terms of trade may deteriorate or become increasingly unstable in several countries in the Region.
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
Year 2025
Bladex’s profit for 2025 totaled $226.9 million, or $6.11 per share, compared to $205.9 million, or $5.60 per share for 2024. The $21.0 million, or 10% increase in profits was primarily attributable to (i) the $12.0 million, or 5% increase in net interest income, mainly resulting from the increase in average business volumes, disciplined pricing and a well-matched repricing profile, together with a strong deposit base allowing for an efficient cost of funds, offsetting the impact of margin compression from high U.S. dollar market liquidity and the impact of lower reference rates, (ii) the $24.0 million, or 54% increase in total other income mainly derived from increased fees and commissions income of the Bank’s core trade-finance and structuring activities. These results reflect an effective strategic execution and broader active client base through the continued addition of new clients, increased client engagement and higher transaction capacity, as the Bank’s trade-finance platform is now fully operational and continuing its scaling phase. In addition, it also reflects increased fees generated by the Bank’s loan syndication desk, supported by deeper client relationships and the selective expansion of the Bank’s participation in project and infrastructure finance. These combined effects were partially offset by (i) a $4.8 million, or 28% increase in impairment losses on financial instruments mainly associated with increased coverage on a client exposure classified at Stage 2 and a single exposure deterioration to Stage 3, resulting from the Bank’s proactive credit assessment, which was partially offset by recoveries and credit quality improvement on country upgrades and scheduled repayments, and (ii) the $10.1 million, or 13% increase in operating expenses mostly associated with ongoing investments in technology, modernization and other business initiatives related to the Bank’s strategic priorities, including its associated operating costs and depreciation, and higher personnel numbers designed to strengthen execution capabilities, including higher variable compensation expenses aligned with full-year performance.
For the year ended December 31, 2025, the Bank’s net interest income totaled $271.2 million, compared to $259.2 million during the year ended December 31, 2024. The $12.0 million, or 5% increase in net interest income during 2025 was the result of the combined net effect of the $32.6 million volume-driven increase in net interest income resulting from the increase in average business volumes and prudent liquidity levels, disciplined pricing and a well-matched repricing profile, together with a shift towards more reliance of deposits, which allow for an efficient cost of funds, offsetting the $20.6 million rate-driven decrease in net interest income, mainly attributable to the impact of reductions in the U.S. dollar market rates and added pressure from margin compression from high U.S. dollar market liquidity.
During the year ended December 31, 2025, fees and commissions totaled $59.0 million, compared to $44.4 million for the year ended December 31, 2024. The $14.6 million, or 33% increase in fees and commissions was mainly attributable to: (i) the $7.5 million, or 73% year-over-year increase in the Bank’s transaction-based structuring and syndication business as the Bank’s participation in project and infrastructure finance continues to expand, resulting in the closure of thirteen mandated structured transactions during 2025, in a total principal amount of $4,949 million, compared to twelve transactions closed during 2024, in a total principal amount of $2,563 million, (ii) the $5.3 million, or 20% year-over-year increase in commissions from the Bank’s letter of credit business, due to strong client engagement, a broader active client base and higher transaction capacity, as the Bank’s trade-finance platform is now fully operational, and (iii) the $3.9 million, or 50% year-over-year increase in commissions from credit commitments. Other fees and commissions are mostly comprised of prepayments, net of fees and commissions expenses.

Return on average total equity (“ROAE”), calculated as profit for the year divided by average total equity, stood at 15.4% for 2025, compared to 16.2% for 2024, fostered by a 10% increase in profits for the year as a result of continued business growth, strengthened revenue generation and disciplined credit-risk and cost management offsetting the impact of interest rate cuts implemented by the Federal Reserve Bank of New York since 2024. Excluding the effect of the AT1 Note Issuance completed in late September 2025, the ROAE totaled 15.8% for 2025.
As of December 31, 2025, the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) stood at 17.4%, compared to 15.5% as of December 31, 2024. The 2025 Asset to Equity ratio decreased to 7.6x, compared to 8.9x in 2024. In addition, as of December 31, 2025, and 2024, the Bank’s Capital Adequacy Ratio increased to 15.5%, compared to 13.6%, respectively. and the Bank’s regulatory Ordinary Capital Index, was 12.2%, compared to 12.1%, respectively, calculated according to the guidelines of the Superintendency of Banks.

The Bank’s 2025 efficiency ratio resulted in 26.7%, compared to 26.5% for 2024, as the 12% increase in total revenues compensated the 13% increase in operating expenses mostly associated with ongoing investments in technology, modernization and other business initiatives related to the Bank’s strategic priorities, including its associated operating costs and depreciation, and higher personnel to strengthen execution capabilities, including higher variable compensation expenses aligned with full-year performance. The Bank’s operating expenses to average assets ratio stood at 75 basis points in 2025, compared to 73 basis points in 2024.

The weighted average funding cost for the year ended December 31, 2025 was 4.93%, compared to 5.61% for the year ended December 31, 2024, a decrease of 69 basis points, attributable to higher reliance on deposits, preserving margin discipline and funding stability, and the effect of lower U.S. dollar market-based interest rates.
Year 2024
Bladex’s profit for 2024 totaled $205.9 million, or $5.60 per share, compared to $166.2 million, or $4.55 per share for 2023. The $39.7 million, or 24% increase in profits was primarily attributable to (i) the $26.0 million, or 11% increase in net interest income, mainly resulting from the improvement of lending spreads, the positive impact of higher average market rates during the first half of the year and increased average credit balances, (ii) the $11.5 million, or 35% increase in total other income mainly derived from increased fees and commissions income from each of the Bank’s business lines, stemming from the continued addition of new clients, increased transactions and the capture of profitable transactional opportunities, and (iii) a $10.2 million, or 37% decrease in impairment losses on financial instruments, mostly related to individually assessed credit provisions on certain written-off financial instruments allocated in 2023. These combined effects were partially offset by (i) a $8.0 million, or 11% increase in operating expenses mostly associated with increased headcount aimed at enhancing business volumes and strengthening the Bank’s strategy execution capabilities, and other expenses resulting from ongoing investments in technology and business initiatives related to strategy execution.
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

During the year ended December 31, 2024, fees and commissions totaled $44.4 million, compared to $32.5 million for the year ended December 31, 2023. The $11.9 million, or 37% increase in fees and commissions was mainly attributable to: (i) a $5.1 million, or 24% year-over-year increase in commissions from the Bank’s letter of credit business, due to increased transactions stemming from higher economic activity and increased trade flows in Latin America, (ii) the $2.8 million, or 38% year-over-year increase in the Bank’s transaction-based structuring and syndication business, as the Bank was able to close twelve mandated structured transactions during 2024, in a total principal amount of $2,563 million, compared to four transactions closed during 2023, in a total principal amount of $1,805 million, and (iii) the $3.0 million, or 65% year-over-year increase in commissions from credit commitments. Other commissions, net are mostly comprised of prepayments, net of fees and commission expenses.

Return on average total equity or ROAE, calculated as profit for the year divided by average total equity, stood at 16.2% for 2024, compared to 14.7% for 2023, fostered by a 24% increase in profits for the year and strong recurrent operating results. As of December 31, 2024, the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) stood at 15.5%, compared to 15.4% as of December 31, 2023. The 2024 Asset to

Equity ratio remained stable at 8.9x, the same as in 2023. In addition, as of December 31, 2024, and 2023, the Bank’s Capital Adequacy Ratio, calculated according to the guidelines of the Superintendency of Banks, remained consistent at 13.6%.

The Bank’s 2024 efficiency ratio improved to 26.5%, compared to 27.2% for 2023, as the 14% increase in total revenues more than offset higher operating expenses. The Bank’s 11% increase in operating expenses were mostly associated with higher personnel expenses from increased headcount aimed at enhancing business volumes and strengthening the Bank’s strategy execution capabilities, and other expenses resulting from ongoing investments in technology and business initiatives related to strategy execution. The Bank’s operating expenses to average assets ratio stood at 73 basis points in 2024, compared to 74 basis points in 2023.

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

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
Daniel Tillard	Argentina	Director	2026	2024	68
President
Banco de la Nación de Argentina

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
José Alberto Garzón Gaitán	Colombia	Director	2026	2017	55
Legal Vice President and General Secretary
Banco de Comercio Exterior de Colombia
Tarciana Gomes Medeiro	Brazil	Director	2028	2024	47
Executive President
Banco do Brasil

CLASS E
Angelica Ruiz Celis	Mexico	Director	2028	2023	52
Regional President LATAM and President Mexico
BP Group
Mario Covo	United States	Director	2026	1999	68
Founding Partner
DanaMar LLC
Miguel Heras	Panama	Chairman of the Board	2027	2015	57
Founder and Managing Partner
MKH Capital Partners
Ricardo Manuel Arango	Panama	Director	2028	2016	65
Partner
Arias, Fábrega & Fábrega
Roland Holst	Paraguay	Director	2028	2017	56
Board Member
Sudameris Bank

ALL CLASSES OF COMMON STOCK (1)
Alexandra Aguirre	United States	Director	2027	2020	49
Partner
Holland & Knight LLP in Miami, Fl
Isela Costantini	Argentina	Director	2027	2019	54
Chief Executive Officer
GST Financial Services in Argentina
(1)Denotes class(es) of common stock of the Bank that elect the directors listed.
Daniel Tillard, Member of the Board of Directors since September 2024. Mr. Tillard served as President of Banco de la Nación Argentina from 2023 to 2025. During two consecutive presidential terms (2015-2019 and 2019-2023), he was President of Banco de la Provincia de Córdoba; Director of Banco Provincia de Buenos Aires (2007-2015); President of Provincia Bursátil S.A. (2007-2015); Director of Red Link (2007-2015); and Alternate Director of SEDESA Seguros de Depósitos S.A. (2007-2015). Mr. Tillard holds a degree in Economics from the National University of Córdoba, Argentina. He completed the IX Inter-American Course on Capital Market Development (IBMEC Instituto Brasileiro de Mercado de Capitais – 1984) and the Senior Management Program (IAE Universidad Austral – 2010). His professional training includes specialties in Economics, Finance, and Administration; and he has experience and expertise in the Management of Financial Institutions, Capital Markets, and Fiduciary Businesses. Mr. Tillard’s professional experience in the banking industry distinguishes him as a valuable member of the Board of Directors.
José Alberto Garzón has served as a Director of the Board since 2017. Mr. Garzón has served as Legal Vice President and General Secretary of Banco de Comercio Exterior de Colombia S.A. (Bancoldex) in Colombia since 2003, Administrative Vice President from 2016 to 2017 and in various other capacities in Bancoldex since 1995, holding the positions of Director of the Legal Department and Attorney in the Legal Department. Mr. Garzón chairs the Board of Directors of the Colombian Institute of Corporate Governance and chairs the Rediscount Entities and Public Banking Committee of the Colombian Banking and Financial Entities Association – Asobancaria since 2021, and has served as a member of the Board of Directors of Fiduciaria Colombiana de Comercio Exterior S.A. (Fiducoldex) in Colombia since 2016, Leasing Bancoldex S.A. Compañía de Financiamiento in Colombia since 2015 and Segurexpo de Colombia, S.A. Aseguradora de Crédito, Colombia since 2000. Previously Mr. Garzón was an Attorney at Legis Editores in Colombia and General Manager of Servibolsa Ltda. Servicios Inmobiliarios in Colombia. Mr. Garzón was a Professor of Credit Insurance in the Insurance Law Program at Pontificia Universidad Javeriana in Colombia and History of Political Ideas and Insurance at Fundación Universitaria Jorge

Tadeo Lozano in Colombia. Mr. Garzón holds a Law degree and a Master’s degree in Financial Law from Universidad del Rosario in Colombia. Mr. Garzón also holds a Master’s degrees in Commercial Law and Project Finance Studies from Universidad de Los Andes in Colombia and Insurance Law from Pontificia Universidad Javeriana in Colombia. Mr. Garzón is a graduate of Transformative Business Leadership at Centro de Liderazgo y Gestión and of Leading Economic Growth at Harvard’s Kennedy School. Mr. Garzón’s first-hand experience and vast knowledge of administrative, legal risk and regulatory matters relating to the banking industry and, in particular, trade finance qualifies him to serve on the Board.
Tarciana Gomes Medeiros, Member of the Board of Directors since April 2024. Ms. Medeiros is CEO and member of the Board of Directors of Banco do Brasil since 2023 and is currently a member of the Board of Directors of Brasilprev Seguros e Previdencia S.A. (a private pension and insurance company), Elo Participaçãoes, Brazilian Federation of Banking Associations (FEBRABAN) and Fundação Banco do Brasil. Ms. Medeiros held various positions at Banco do Brasil since 2000, including Executive Manager of Loans Solutions for Individuals, Head of the Commercial Superintendency of BB Seguros and Executive Manager of Customer Service in the Office of Retail Business. Ms. Medeiros holds a bachelor’s degree in Business Administration from Faculdade AIEC, a Postgraduate degree in Business and Marketing from ESAB, an MBA in BI and Analytics from USP/Esalq, an MBA in Management and Business in Marketing and an MBA in Leadership, Innovation and Management both from PUC-RS Universidad Pontificia and participated in various management and leadership programs at Banco do Brasil. Ms. Medeiros’ professional experience in the banking industry and on boards of directors qualifies her to serve on the Board of Directors.
Angelica Ruiz Celis, Member of the Board since March 2023, is Senior Vice President at BP since 2020 and was Head of Country for Mexico at BP from 2018 to 2020. Ms. Ruiz has served as Vice President Managing Director LATAM for Vestas, Strategy and Commercial Director, Chief Financial Officer and Business Services Director at Petrofac Integrated Energy Services, Mexico. Previously Ms. Ruiz was General Manager-MD, Commercial and Business Development Global Manager and Strategy and Planning Manager at Grupo Mexicana de Servicios Subacuáticos S.A. de C.V., Strategy and Transformation, Outsourcing and Project Manager at CAP Gemini Ernst & Young. Ms. Ruiz has been recognized as one of the 100 Most Influential Women in Mexico by Forbes in 2021, Most Influential Leaders in LATAM by Bloomberg in 2021 and Leaders in Energy by Petroleum and Energy Ranking in 2018. Ms. Ruiz is a graduate of London Business School, Executive Education-Leadership, holds a specialized Oil & Gas Education at University of Texas, Austin, and a Master’s in Business Administration (MBA) Operations Management and Supervision at Instituto Panamericano en Alta Dirección (IPADE). Also Ms. Ruiz holds a Master of Business Administration (MBA) at Richard Ivey School of Business at University of Western Ontario, Canada, a B.A. in Economics at Instituto Tecnológico Autónomo de México, and a Bachelor of Arts (B.A.) in Mathematics at Boston University. Ms. Ruiz’s leadership skills and regional experience in more than eight Latin American countries in various executive roles including the energy industry, strategy, operations and commercial with a global focus, qualify her to serve in the Board.
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
Miguel Heras has served as a Director of the Board since 2015 and as Chairman of the Board in 2019. Mr. Heras is the Founder and Managing Partner of MKH Capital Partners, a private equity firm based in Florida, U.S.A. Since 1999, he has served as Managing Director and as a member of the Board of Directors of Inversiones Bahía, Ltd. in Panama, the largest investment group in Central America, focusing on the financial, infrastructure, energy, real estate, and communications markets. Effective January 1, 2026, Mr. Heras serves as a Member of the Board of Directors of Grupo Argos, a leading Colombian infrastructure holding company operating across the Americas, with core businesses in cement and concrete, renewable energy, road and airport concessions. Mr. Heras currently serves on the boards of Able Kids, All Together Autism, Wax Center Partners, Copa Colombia, Televisora Nacional and Bahía Motors. He is also a member of The Wharton School of the University of Pennsylvania Executive Board for Latin America. He obtained extensive knowledge and experience in the banking industry while serving as a member of the Board of Directors and Asset-Liability Committee (ALCO) of Banco Continental de Panama for more than five years. Mr. Heras structured the acquisition of several companies and banking institutions, and in 2007 led the negotiation for the integration of the banking businesses of Banco Continental de Panamá and Banco General, which converted Banco General into one of the largest banks in Central America. In addition, Mr. Heras was also a founder and former Vice President of the Board of the Panama Food Bank Foundation, member of the Board of Directors of Amnet Telecommunications Holdings, Clean Streak Ventures, Cable and Wireless (Panama) Inc. and the Panamanian Stock Exchange. Mr. Heras was Minister of the Treasury of the Republic of Panama from 1996 to 1998, and President of the Council on Foreign Trade from 1996 to 1998. He served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity, executive management leadership and his experience as a board member of different companies qualifies him to serve on the Board.
Ricardo Manuel Arango has served as a Director of the Board since 2016. Mr. Arango is Senior Partner of the law firm of Arias, Fábrega & Fábrega in Panama. Since 2004, Mr. Arango has held several leadership positions in the firm, contributing to shape the organization into a leading Latin-American law firm. Mr. Arango has served as a member of the Board of Directors and audit and compliance committees of Banco General since 2012. Mr. Arango served as a member of the Board of Directors of the Panama Canal Authority and as Chairman of its Audit and Governance and Finance and Strategy committees, and member of the Board of Directors of Corporación La Prensa and as Chairman of its Editorial Committee. He also served as a member of the Board of Directors of the Panama Stock Exchange and as its Chairman. Mr. Arango worked as Associate at White & Case in New York, and worked as an associate with Arias, Fábrega & Fábrega in Panama, becoming a partner of the firm in 1995. Mr. Arango’s professional practice focuses on finance, capital markets, banking regulations, corporate governance and compliance, and mergers and acquisitions. During his career, Mr. Arango has acted as lead counsel in some of the largest and most complex financial transactions and acquisitions in Panama and Central America. From 1998 to 1999, Mr. Arango headed the Presidential Commission that drafted Panama’s current Securities Act. Mr. Arango is admitted to practice law in New York and Panama. Mr. Arango holds a Bachelor’s degree in Law and Political Science from the University of Panama, a Master of Laws degree from Harvard Law School and a Master of Laws degree from Yale Law School. Mr. Arango’s strong knowledge of the regulatory frameworks under which the Bank operates; skills in managing legal, compliance, operational and credit risks of the banking industry; diversified perspective based on his combined legal/business acumen; in-depth understanding of the Bank’s business and operations; and experience as a board member for different companies, qualify him to serve on the Board.
Roland Holst, Member of the Board since 2017, was Treasurer and Member Ex-Officio of the Board from May 2017 to October 2017 and was previously a board member from 2014 to 2017. Dr. Holst is a board member of Sudameris Bank, Paraguay since 2017 and served as a member of the board of Banco Central del Paraguay from 2012 to 2017. Previously, Dr. Holst was a director of the Securities Depository of Paraguay and Chairman of Sudameris Asset Management in Paraguay. Dr. Holst was Head of Fixed Income Research at State Street Global Markets in Boston, Massachusetts and Quantitative Analyst at Starmine Corp. in San Francisco, California. He was a Teaching Assistant of Econometrics, Public Finance, Finance, Program Evaluation, Macroeconomics and Labor Economics at the University of Chicago. Dr. Holst worked at Garantia PFP, a pension fund, as an Investment Manager and was General Manager of Bolsa de Valores de Asunción, Paraguay. He is the author of “Social Security and Policy Risk: Evidence of its effects on welfare costs and savings” published in 2007. Dr. Holst holds a Ph.D. in Public Policy and a Master in Economics from the University of Chicago. He also holds a Master in Economics from Universidad Católica de Asunción, Paraguay, degrees in Economics and Agronomy from Universidad Nacional de Asunción, Paraguay and a Financial Risk Manager (FRM) certification. Mr. Holst’s professional experience in the fields of finance and economics and his academic accomplishments qualify him to serve on the Board.
Alexandra Aguirre has served as a Director of the Board since 2020. Ms. Aguirre is a partner at Holland and Knight LLP, Miami, Florida since June 2022. Ms. Aguirre was previously a partner at Morrison & Foerster, LLP from 2019 to 2022. Ms. Aguirre has served as member of the board of trustees of the Pan American Development Foundation since 2015, and also a member of the Board of Directors of the Women Lawyer's Interest Group of the International Bar Association since 2019. Previously, Ms. Aguirre was a shareholder of Greenberg Traurig, LLP, member of the Presidential Advisory Council (PAC) of the INCAE Business School, and an associate at Hunton & Williams LLP. Ms. Aguirre has been listed for Latin America's Top 100 Lawyers (Latinvex 2019-2025), and has received numerous recognitions, including “40 under 40” by The M&A Advisor 2015, and the Florida Super Lawyers Rising Star (Super Lawyers Magazine 2009). She was also a finalist to receive the Top Dealmaker of the Year Award, in the Corporate Category by Daily Business Review in 2012 and recipient of the 2008 Latin Lawyers Magazine M&A Deal of the Year award. Ms. Aguirre holds a Bachelor's Degree in Marketing and Entrepreneurial from Babson College and a Juris Doctor from Northeastern University School of Law. Ms. Aguirre is qualified to practice law in the states of Florida and New York, as well as the District of Columbia. Ms. Aguirre’s professional expertise in corporate finance law, corporate governance, and cross-border financing transactions in Latin America and the United States, and her experience as a member of the Board of Directors of different entities, qualify her to serve on the Board of Directors.

Isela Costantini has served as a Director of the Board since 2019. Ms. Costantini is Chief Executive Officer of GST Financial Services in Argentina. Ms. Costantini is a member of the boards of Barrick Gold Corporation, Barrick Gold International Advisory Board, and Prosegur S.A. In addition, Ms. Costantini is a counsel member of CIPPEC (Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento). Ms. Costantini has previously served as President and Chief Executive Officer of Aerolíneas Argentinas and former member of the board of San Miguel S.A., Food Bank of Argentina, and IRSA, S.A. Previously, Ms. Costantini held multiple positions at General Motors, where she began working in 1998 and became President of the company for Argentina, Paraguay and Uruguay. Ms. Costantini holds a Social Communications Degree, with a Major in Advertising from Pontificia Universidade Catolica do Parana (PUC-PR), Brazil and an MBA, with specialization in Marketing and International Business from Loyola University in Chicago. Ms. Costantini professional expertise in restructuring, cultural transformation, marketing and communications, and experience as a board member and in leadership roles in different entities, qualify her to serve on the Board.
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
Executive Officers
The following table and biographies set forth the names of the executive officers of the Bank, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with the Bank	Country of Citizenship	Age
Jorge Salas	Chief Executive Officer	Spain	55
Samuel Canineu	Executive Vice President Chief Commercial Officer	Brazil	44
Annette van Hoorde de Solis	Executive Vice President Chief Financial Officer	Panama	54
Eduardo Vivone	Executive Vice President Treasury and Capital Markets	Argentina	61
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	49
Olazhir Ledezma	Executive Vice President Strategic Planning	Peru	54
Jorge Luis Real	Executive Vice President Chief Legal Officer and Secretary of the Board of Directors	Panama	53
Adriana Lizzeth Díaz	Executive Vice President Chief Audit Officer	Colombia	42
Carlos Daniel Raad	Executive Vice President Chief Investor Relations Officer	Colombia	45
Tatiana Calzada	Executive Vice President Chief Compliance Officer	Panama	55
Geraldine Abreu	Executive Vice President Technology & Operations Chief Technology Officer	Venezuela	59
Jorge Salas has been the Chief Executive Officer of the Bank since March 9, 2020. Before joining Bladex, Mr. Salas served as President and Chief Executive Officer of Banesco USA, in Coral Gables Florida for five years, and previously worked in various capacities in the Banesco Financial group since 2000, including as President and Chief Executive Officer of Banesco Panama from 2008 to 2014. Mr. Salas holds a Degree in Business Administration (Banking and Finance) from Universidad Metropolitana, in Caracas, Venezuela, a Diploma for Specialization in Economics from the University of Colorado at Boulder, as well as a Master’s Degree in Public Policy and an MBA both from the University of Chicago.
Samuel Canineu has served as Executive Vice President – Chief Commercial Officer since August 2021. From 2003 to 2020, he held various positions at ING Group in the Americas, including CEO of ING in Brazil, Managing Director & Head of Syndications Latin America (New York), and Vice President of Leveraged Finance (New York). In 2021, he served as Chief Country Officer at Greensill, São Paulo, Brazil. Mr. Canineu holds a Bachelor´s Degree in Business Administration from Fundação Getúlio Vargas in Brazil and a Master’s Degree in Business Administration from Columbia University in New York (graduating in the top 5% of his class).
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
Eduardo Vivone was appointed Executive Vice President, Treasury and Capital Markets, in February 2018, and has served as Senior Vice President and Head of Treasury, since September 2013. He also served as Senior Vice President, Funding, from April through August 2013. Prior to joining the Bank, Mr. Vivone held several senior leadership roles at HSBC across multiple regions. He served as Head of Global Markets for HSBC Bank Panama from 2010 to 2012, Regional Sector Head, Government Sector – Global Banking, Americas for HSBC Securities in New York from 2007 to 2010, and Head of Treasury for HSBC Bank, Spain from 2003 to 2007. Earlier in his career, Mr. Vivone served as Head of Balance Sheet Management and Forward Foreign Exchange for HSBC Bank, Argentina from 1998 to 2003. He began his professional career at Banco Roberts in Buenos Aires, where he served in diverse capacities for Banco Roberts, Buenos Aires from 1990 to 1998, including his final two years as Head of Financial Planning. Mr. Vivone is a Certified Public Accountant and holds a Master’s Degree in Finance from the University of CEMA, in Buenos Aires, Argentina, and a Bachelor’s degree in Accounting from the Universidad de Buenos Aires, Argentina.
Alejandro Tizzoni has served as Executive Vice President - Chief Risk Officer of the Bank since May 2016. Mr. Tizzoni joined the Bank in 2006 and has held a series of progressively senior positions within the Risk Management Department since 2006, as Senior Vice President from 2012 to 2016, Vice President from 2008 to 2012 and Senior Analyst from 2006 to 2008. Prior to joining the Bank, Mr. Tizzoni served in different capacities in the credit risk in the banking sector and the international private industry in Argentina and Chile from 1997 to 2006. Mr. Tizzoni is a FIBA Anti-Money Laundering Certified Associate (AMLCA) by Florida International University. He has completed the C-Suite Pathway Program jointly delivered by IESE and NYU Stern, as well as a completed the C‑Suite Pathway Program jointly delivered by IESE and NYU Stern, and fintech program by Saïd Business School, University of Oxford. Mr. Tizzoni. He holds a Master’s Degree in Enterprise Risk Management from the NYU Stern School of Business, an MBA from the University of Louisville, and a Bachelor's Degree in Business Administration and a Certified Public Accountant, both from the Universidad de Buenos Aires in Argentina.
Olazhir Ledezma has served as Executive Vice President – Strategic Planning since July 2021. From 2014 to 2021, he served as Director of Partners in Performance, where he drove the efficiency and operational transformation of complex organizations. Previously, he was Vice President – Commercial Planning at Belcorp, Lima, Peru, from 2012 to 2014. Before this experience, he was a Partner at McKinsey & Co. for 14 years, and Brand Manager at Heinz from 1994 to 1996. Mr. Ledezma graduated as Mechanical Engineer from Universidad Simón Bolivar in Caracas, Venezuela, and holds two Master’s Degrees, one in Business Administration (MBA) and another in Manufacturing Engineering, from the University of Michigan (U.S.A.).
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
Adriana Lizzeth Díaz has served as Executive Vice President, Chief Audit Officer since June 2021. Previously, Ms. Díaz served as Vice President of Audit in Multibank Panama from 2020 to 2021. From 2012 to 2019, Ms. Díaz held positions in the Audit departments of several companies from Grupo Aval Colombia, including Banco de Occidente and Fiduciaria de Occidente. From 2002 to 2012, Ms. Díaz held several management positions at Deloitte Colombia. Ms. Díaz is a Certified Public Accountant with a Degree in Accounting from Universidad La Gran Colombia, and holds a Master’s Degree in Business Administration and a Specialization in Financial Management, all from Universidad de Los Andes, Colombia.

Carlos Daniel Raad has served as Executive Vice President, Chief Investor Relations Officer since June 2022. Previously, he developed his career at Bancolombia where he held various positions starting as Senior Trader from 2005 to 2014, Manager of Structured Operations from 2014 to 2020, and his former position was Director of Investor Relations (IRO) from 2020 to 2022. Mr. Raad holds a Degree in Industrial Engineering with a Master's Degree in Business Administration, both from Universidad de Los Andes, Colombia; and graduated from the International MBA Exchange Program at IE Business School, Madrid, Spain.

Tatiana Calzada has served as Executive Vice President - Chief Compliance Officer since December 2023. Before joining the Bank, she served in Citibank, N.A. (Panama Branch) as Director- Anti Money Laundering Cluster Head for Caribbean and Central America from January 2023 to December 2023, Senior Vice-President Anti Money Laundering Cluster Head for Caribbean and Central America from 2021 to 2023, Senior Vice-President Panama Anti Money Laundering Head and Central America Anti Money Laundering Cluster Head from 2018 to 2021, Senior Vice- President Anti Money Laundering Compliance Risk Management Latin America Financial Institutions Head and Anti Money Laundering Caribbean Cluster Head from 2016 to 2018, Senior Vice-President Panama Country Compliance Head from 2012 to 2016. Prior to serving in Citibank, Mrs. Calzada served as Chief Legal Counsel for the Bank from 1997 to 2012 and Lawyer at Patton, Moreno & Asvat in Panama from 1995 to 1996. Ms. Calzada has a Law and Political Science degree from Universidad Católica Santa María La Antigua in Panama, and a Master’s Degree in International Law, Trade and Finance from Tulane University. Ms. Calzada was admitted to practice law in Panama by the Panamanian Supreme Court of Justice in 1994. Mrs. Calzada is also a Certified Professional in Anti Money Laundering (CPAML) by the Financial and International Business Association (FIBA), certified by the Florida International University since 2013 and is a Certified Public Translator (Spanish-English and vice versa) in Panama since 1992.

Geraldine Abreu was appointed as Executive Vice President - Technology & Operations (Chief Technology Officer) in September 2024, after a career of more than 25 years leading technological transformations in various companies in Latin American financial sector, with a recognized track record as a senior IT executive at Banesco, Credicard Consortium, Banco Plaza in Venezuela and Iuvity, where she contributed to the implementation of high-impact initiatives for important financial institutions in Colombia, including Davivienda, Bancolombia and HelmBank in the United States. Additionally, Ms. Abreu has extensive experience in Digital Channels, Payment Methods, as well as in the Management of Highly Complex Projects.
Ms. Abreu holds a degree in Computer Science from the Universidad Central de Venezuela, a degree in Project Management from the Universidad Católica Andrés Bello. Also, she has Advanced Management Studies from the Institute of Higher Administration Studies (IESA) and at the Massachusetts Institute of Technology (MIT).Ms. Abreu holds a degree in Computer Science from the Central University of Venezuela, a degree in Project Management from the Andrés Bello Catholic University , and Advanced Management Studies from the Institute of Higher Administration Studies (IESA) and at the Massachusetts Institute of Technology (MIT).

B.    Compensation
Compensation of Executive Officers and Directors
The Nomination, Compensation and Operations Committee has reviewed and discussed the below “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Nomination, Compensation and Operations Committee recommended to the Board that the following “Compensation of Executive Officers and Directors” discussion be included in the Bank’s Proxy Statement for the Annual Shareholders’ Meeting to be held on April 21, 2026 (commonly referred to as the “say on pay” proposal).
Compensation Consultant
The Nomination, Compensation and Operations Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. In 2025, the Nomination, Compensation and Operations Committee retained a specialized consultant to review the Bank’s Salary Compensation scheme.
Executive Officers Compensation
In addition to a fixed base salary, and in order to incentivize the alignment and collaboration of all areas of the Bank, the Bank pays to its executive officers’ variable compensation on an annual basis, based on the extent to which each officer meets certain individual and corporate objectives which are defined by the Board of Directors. This variable compensation is paid in both cash and in stock options and/or restricted stocks.

During the fiscal year ended December 31, 2025, the aggregate amount of variable cash compensation paid by the Bank to its current executive officers for their services was $1,695,694.
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
On February 25, 2025, the Bank granted to current executive officers an aggregate of 82,939 restricted stocks corresponding to 2024 performance. These restricted stocks vest 25% of the amount granted per year, with the first vesting on March 25, 2025, one month after the grant date, and the subsequent vesting on each anniversary of the grant date. As of December 31, 2025, the compensation cost charged against the Bank’s 2025 income in connection with these restricted stocks was $4,700,408. The total remaining compensation cost of $3,172,854 will be charged over a period of 3.1 years.
The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2025, the Bank charged to salaries expense $47,960 with respect to the defined contribution plan.
2025 Chief Executive Officer Compensation
The Bank´s current Chief Executive Officer’s compensation for 2025 included an annual base salary of $500,000, performance-based short-term variable cash compensation of $415,385, a grant of restricted stocks valued at $900,000 and limited perquisites and other benefits amounting to $10,459.
Results of the 2025 Advisory Vote on Compensation of Executive Officers
At the Bank’s annual meeting of shareholders held on April 29, 2025, our shareholders were asked to approve, on an advisory basis, the Bank’s fiscal year 2024 executive officers’ compensation programs (commonly referred to as the “say on pay” proposal). A substantial majority (89.75%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The NC&O Committee (as defined below) believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in fiscal year 2025. The NC&O Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.
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
The Bank was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to its Clawback Policy, neither was an outstanding balance as of the end of year 2025 of erroneously awarded compensation to be recovered from the application of the policy to a prior restatement.
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
The Chairman of the Audit Committee receives an additional annual retainer of $8,500 and the Chairmen of each of the Nomination, Compensation and Operations Committee, Risk Policy and Assessment Committee, Finance and Business Committee, and Anti-Money Laundering, Compliance and Sustainability Committee receives an additional annual retainer of $5,000. The non-Chairman members of the Audit Committee receive an additional annual retainer of $3,000 and each member of the Board receives an additional annual retainer of $8,500 for his or her participation in excess of two committees.
The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2025 to the Directors of the Bank as a group for their services as Directors was $1,027,750.
As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.
During the fiscal year ended December 31, 2025, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 63,000 Class E shares. These restricted shares vest 35% on each of the first and second anniversaries of the award date, and 30% on the third anniversary of the award date. As of December 31, 2025, the total cost for these restricted shares amounted to $2,480,940 of which $1,015,316 was registered during 2025, and the remaining compensation cost of $1,465,624 for these restricted shares will be charged against income over a period of 2.3 years.
Beneficial Ownership
As of December 31, 2025, the Bank’s Directors and Executive Officers, as a group, beneficially owned an aggregate of 1,241,948 Class E shares, representing approximately 4.1% (based on 30,060,446 Class E shares outstanding as of December 31, 2025) of all issued and outstanding Class E shares as of such date. “Beneficial ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2025 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.
The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers eligible to receive restricted stock units as of December 31, 2025. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, Panama, Republic of Panama.

Name	Number of Shares Owned as of December 31, 2025 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2025 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Jorge Salas	97,909	32,395	130,304	*	23,993

Name	Number of Shares Owned as of December 31, 2025 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2025 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Geraldine Abreu	1,890	242	2,132	*	485
Tatiana Calzada	276	276	552	*	553
Samuel Canineu	35,532	17,987	53,519	*	13,279
Adriana Lizzeth Diaz	10,753	2,220	12,973	*	1,651
Olazhir Ledezma	25,080	10,641	35,721	*	7,589
Annette van Hoorde de Solis	23,247	6,491	29,738	*	5,163
Carlos Daniel Raad	12,698	2,984	15,682	*	2,884
Jorge Luis Real	10,000	4,703	14,703	*	3,199
Alejandro Tizzoni	61,050	15,637	76,687	*	11,191
Eduardo Vivone	30,673	14,073	44,746	*	10,651
Total	309,108	107,649	416,757		80,638
*    Less than one percent of the outstanding Class E shares.
(1)Includes shares purchased by the executive, restricted stock units and restricted stocks vested and transferred to the executive as of such date.
(2)Includes vested traditional stock options, as well as options, restricted stock units and restricted stocks that will vest within 60 days of December 31, 2025.
(3)Includes 39,168 unvested restricted stock units granted to executive officers in February 2024, and 41,470 unvested restricted stocks granted to executive officers in February 2025, under the 2015 Plan, respectively. These restricted stock units and restricted stocks vest 25% each period as stated in the Notice of RSU Award. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2025, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2025:

Name	Number of Shares Owned as of December 31, 2025 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2025 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Alexandra Aguirre	24,300	0	24,300	*	11,700
Ricardo Manuel Arango	45,665	0	45,665	*	11,700
Daniel Tillard	0	0	0	*	3,000
Isela Costantini	24,300	0	24,300	*	11,700
Mario Covo	98,027	0	98,027	*	11,700
José Alberto Garzón	42,300	0	42,300	*	11,700
Miguel Heras	532,749	0	532,749		17,550
Roland Holst	49,450	0	49,450	*	11,700
Tarciana Gomes Medeiro	2,100	0	2,100	*	9,900
Angélica Ruiz	6,300	0	6,300	*	11,700
Total	825,191	0	825,191		112,350
*     Less than one percent of the outstanding Class E shares.
(1)Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.
(2)Includes vested / unexercised traditional stock options.
(3)Includes unvested restricted Class E shares granted under the Bank’s 2008 and 2015 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 29, 2025; these restricted shares vest 35% in each of the first and second year and 30% in the third year on the relevant grant date’s anniversary.

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
Meetings of the Board and Committees

During the fiscal year ended December 31, 2025, the Board held seven meetings. Directors attended an average of 94% of the total number of Board meetings held during the fiscal year ended December 31, 2025.

The following table sets forth the membership and number of meetings for each of the five Committees of the Board during the fiscal year ended December 31, 2025:

Name	Audit	Risk Policy and Assessment	Finance and Business	Anti-Money Laundering, Compliance and Sustainability	Nomination, Compensation and Operations
Alexandra M. Aguirre		Member	Member	Member
Ricardo Manuel Arango		Member	Member	Chairman
Daniel Tillard	Member				Member
Isela Costantini	Member				Chairman
Mario Covo		Member	Chairman
José Alberto Garzón	Chairman			Member	Member
Miguel Heras		Chairman	Member
Roland Holst	Member	Member

Name	Audit	Risk Policy and Assessment	Finance and Business	Anti-Money Laundering, Compliance and Sustainability	Nomination, Compensation and Operations
Tarciana Gomes Medeiros	Member				Member
Angélica Ruiz Celis	Member				Member
Number of Committee Meetings Held in 2025	7	5	5	8	5
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
The Audit Committee meets at least six times per year, as required by the Superintendency of Banks of Panama and the Committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2025, the Audit Committee met seven times.
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
The Audit Committee pre-approved all audit and audit-related services of the Bank’s independent auditors in 2025.
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
The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for its approval, all policies related to prudent enterprise risk management. The Committee also reviews and assesses exposures to the risks facing the Bank’s business within the risk levels the Bank is willing to take in accordance with its applicable policies, including the review and assessment of the quality and profile of the Bank’s credit asset, the exposure to country, market and liquidity risks, technological, and information security (including cybersecurity) risks, the analysis of operational risks, which take into account the legal risks associated with the Bank´s products, model, fraud and reputational risks, environmental, social and climate related risks, and management of corporate insurances.

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
The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the Committee to meet at least five times per year. During the fiscal period ended December 31, 2025, the Risk Policy and Assessment Committee held five meetings.
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
The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general. The Finance and Business Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2025, the Committee held five meetings.
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
Compliance includes all the laws and regulations that apply to the Bank and are related to: (i) Anti-Money Laundering and the Combating of the Financing of Terrorism and the Proliferation of Weapons of Mass Destruction (AML/CFT), (ii) The U.S. Treasury Department’s Office of Foreign Assets Control (OFAC), (iii) The Foreign Accounts Tax Compliance Act (FATCA), (iv) The OECD’s Common Reporting Standards (CRS), and (v) The Foreign Corrupt Practices Act (FCPA). Additionally, the Legal Department manages the Corporate Compliance Program, which encompasses the ongoing evaluation of regulatory obligations, monitoring of compliance-related KPIs, and the presentation of periodic reports to the Compliance Committee.
With respect to Environmental, Social and Governance (ESG) matters, on which the Bank’s sustainability is based, the Board provides that the Committee shall also be in charge of overseeing these initiatives and the work carried out by Management towards the development, implementation and maintenance of a sustainability program for the Bank, reporting to the Board on a regular basis and coordinating with other Board Committees in charge of certain aspects related to social and environmental issues.
During the fiscal year ended December 31, 2025, the Anti-Money Laundering, Compliance and Sustainability Committee held eight meetings.

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
The Charter of the Nomination, Compensation and Operations Committee requires that all members of the Committee be independent directors. No member of the Nomination, Compensation and Operations Committee can be an employee of the Bank. The Board has determined that all members of the Nomination, Compensation and Operations Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A NYSE Listed Company Manual, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks of Panama. The Nomination, Compensation and Operations Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2025, the Nomination, Compensation and Operations Committee held five meetings.
The Nomination, Compensation and Operations Committee’s primary responsibilities are to assist the Board by: identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; making recommendations to the Board concerning candidates for Chief Executive Officer and counselling on succession planning for executive officers; recommending compensation for Board members and Committee members, including cash and equity compensation; recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; reviewing and recommending changes to the Bank’s Code of Ethics; and advising executive officers on issues related to the Bank’s personnel. Additionally, this Committee submits recommendations on issues related to improving the Bank´s operating model and evaluates and proposes technology and communications plans. Further, the Nomination, Compensation and Operations Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.
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
The Bank’s Corporate Governance Manual complies with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules and is available in the “Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/governance.
Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:
Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.

c/o Mr. Miguel Heras
Director and Chairman of the Board of Directors
Torre V, Business Park
Avenida La Rotonda, Urbanización Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
In addition, the Bank has selected Ethics Line, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website.

D.     Employees
The following table presents the total number of permanent employees, geographically distributed, on the dates indicated:

	As of December 31,
	2025	2024	2023
Bladex Head Office in Panama	335	287	237
New York Agency	9	8	7
Representative Office in Argentina	4	4	3
Representative Office in Brazil	10	10	8
Representative Office in Mexico	8	8	8
Representative Office in Colombia	6	5	5
Total Number of Permanent Employees	372	322	268
As of December 31, 2025, the Bank’s workforce comprised 372 employees, representing 20 nationalities, 97% of which are from Latin American countries. The Bank’s human capital is the main backbone of all business activities, ensuring the overall well-being of its employees, it became increasingly important. The Bank’s priority is to provide all employees with an environment that integrates both their professional fulfillment and personal well-being.
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

Item 7.    Major Shareholders and Related Party Transactions
A.     Major Shareholders
As of December 31, 2025, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 5.3% of the total outstanding shares of voting capital stock of the Bank.
The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2025.

	As of December 31, 2025
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.8
Banco do Brasil SAUN Qd 5, Lote B, Torre II, 12 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.6
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.2
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.2
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.2
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,290	65.4	11.2
Total Shares of Class A Common Stock	6,342,189	100.0	17.0

Class B Common Stock
The Korea Exchange Bank 35, Euljiro, Jun-gu Seoul 100-793, Korea	147,173	17.8	0.4
Banco de Chile Paseo Ahumada 251, 8320206 Santiago Región Metropolitana, Chile	59,430	7.2	0.2
Banque Nationale de Credit 103, Angle Reus des Miracles et Du Quai Code Postal HT6110, Port-au.Prince, Haiti	58,947	7.1	0.2
Banco de Credito e Inversiones Huerfanos 1134 Santiago Centro, Región Metropolitana, Chile	53,376	6.4	0.1
Banco Nacional de Comercio Exterior, S.N.C. Periférico Sur 4333, Colonia Jardines en la Montaña Tlalpan, Ciudad de México, C.P. 14210	41,412	5.0	0.1
Sub-total shares of Class B Common Stock	360,338	43.5	1.0
Total Shares of Class B Common Stock	827,573	100.0	2.3

Class E Common Stock
Brandes Investment Partners, L.P. (1) 4275 Executive Square 5th Floor La Jolla California 92037 United States	1,983,761	6.6	5.3

	As of December 31, 2025
	Number of Shares	% of Class	% of Total Common Stock
BlackRock, Inc. (2) 50 Hudson Yards New York, New York 10001 United States	1,646,829	5.5	4.4
Sub-total shares of Class E Common Stock	3,630,590	12.1	9.7
Total Shares of Class E Common Stock	30,060,446	100.0	80.7

Class F Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	37,230,208		100.0
(1)Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated February 12, 2026.
(2)Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated January 21, 2026.
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
Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of the dates listed below:

	Number of Shares Outstanding as of
Class of Shares	December 31, 2025	December 31, 2024	December 31, 2023
Class A Common Shares	6,342,189	6,342,189	6,342,189
Class B Common Shares	827,573	1,712,034	2,089,075
Class E Common Shares	30,060,446	28,736,597	28,108,597
Class F Common Shares	0	0	0
Total Common Shares	37,230,208	36,790,820	36,539,861
The number of the Bank’s Class B common shares outstanding as of December 31, 2025 decreased by 884,461 shares from December 31, 2024, due to conversions to Class E common shares, which in turn Class E common shares outstanding increased by 1,323,849 shares during the year ended December 31, 2025, also due to restricted stocks granted to directors and executives and restricted stock units vested during 2025.
As of December 31, 2025, there were a total of 48 holders of record of the Bank's Class E shares, of which 9 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 87% of the Bank’s outstanding Class E shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. None of the Bank’s Class A shares or Class B shares are held in the United States.
The Bank had no preferred stock issued and outstanding as of December 31, 2025.
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

In addition, the Bank extended transactions, in the ordinary course of business, to three entities whose directors and/or executive officers are also directors of the Bank. These entities were:
•Sudameris Bank SAECA, of which the Bank’s director, Roland Holst, is also a director. As of December 31, 2025, three loans remained outstanding to Sudameris Bank SAECA for the total amount of $45 million. These loans were made on June 27 and August 7, 2025. These outstanding loans had a weighted average interest rate of 5.73%. During 2025, the largest outstanding amount was $95 million.
•Banco Patagonia S.A., of which Banco do Brasil S.A. owns 80.39%, representing absolute shareholder majority. The Bank's director, Tarciana Gomes Medeiros, is the Chief Executive Officer and also a director of Banco do Brasil S.A. As of December 31, 2025, two loans remained outstanding for the total amount of $3 million. These loans were made on July 15 and October 1, 2025. These outstanding loans had a weighted average interest rate of 6.87%. During 2025, the largest outstanding amount was $18 million.
•Bancoldex, of which the Bank’s director, José Alberto Garzón, is also a director. As of December 31, 2025, one loan remained outstanding to Bancoldex for the total amount of $20 million. This loan was made on December 19, 2025 with an interest rate of 5.07%. During 2025, the largest outstanding amount was $20 million.
All of the above-mentioned loans were granted for commercial business purposes. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. In accordance with the Risk Policy and Assessment Committee’s charter, Directors of the Bank shall not participate in the approval process for credit facilities extended to institutions in which they are Executive Officers or Directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.
As of December 31, 2025, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 2.8% of the total outstanding shares of the voting capital stock of the Bank.
C.     Interests of Experts and Counsel
Not required in this Annual Report.
Item 8.    Financial Information
A.     Consolidated Statements and Other Financial Information
The information included in Item 18 of this Annual Report is referred to and incorporated by reference into this Item 8.A.
At the date of this Annual Report, the Bank is involved in an ongoing legal proceeding in which a payment of approximately $3.5 million is being claimed, which we believe is unlikely to result in any material payment liability for the Bank. Except for such claim, there have been no legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on the Bank’s financial position or profitability.
Dividends
The Board’s policy is to declare and distribute quarterly cash dividends on the Bank’s common stock. Dividends are declared at the Board’s discretion and, from time to time, the Bank has declared special dividends.
The cash dividend declared per share to the Bank’s shareholders totaled $2.5625 per common share for the year ended December 31, 2025, a dividend increase of $0.4375 per common share compared to the $2.125 per common share cash dividend declared for the year ended December 31, 2024 and a dividend increase of $1.3125 per common share compared to the $1.250 per common share cash dividend declared for the year ended December 31, 2023.

No special dividends were declared during three-year period ended December 31, 2025.
The following table presents information regarding dividends paid to holders of common shares on the dates indicated:

Payment date	Record date	Dividend per share
March 12, 2026	February 25, 2026	0.6875
November 25, 2025	November 10, 2025	0.6250
September 3, 2025	August 15, 2025	0.6250
June 3, 2025	May 16, 2025	0.6250
March 25, 2025	March 10, 2025	0.6250
November 26, 2024	November 8, 2024	0.5000
August 20, 2024	August 5, 2024	0.5000
May 15, 2024	April 29, 2024	0.5000
March 19, 2024	March 4, 2024	0.5000
November 16, 2023	October 30, 2023	0.2500
August 15, 2023	July 31, 2023	0.2500
May 17, 2023	May 4, 2023	0.2500
The Bank has no preferred shares issued and outstanding as of December 31, 2025.
B.     Significant Changes
Not applicable.
Item 9.    The Offer and Listing
A.     Offer and Listing Details
The Bank’s Class E shares are listed on the NYSE under the symbol “BLX”. In addition, the Bank’s Class E shares are also listed on the LTSE since 2025. The LTSE is an U.S. SEC‑registered national securities exchange designed for companies committed to long-term value creation. As an LTSE‑listed company, the Bank publishes policies focused on long-term value creation and stockholder engagement, and its adhere to the LTSE’s listing principles. Copies of Bladex’s LTSE policies are available on the Bank’s website at https://www.bladex.com/en/governance.
The following table shows the high and low market prices of the Class E shares for the periods indicated:

	Price per Class E Share (in $) (1)
	High	Low
2025	48.38	31.14
2024	36.58	22.93
2023	25.73	15.71
2022	17.35	12.58
2021	19.33	14.30
2026:
March	51.72	46.41
February	51.99	48.26
January	48.81	42.29
2025:
December	45.88	43.26
November	45.16	42.80
October	46.14	38.41
2026:

	Price per Class E Share (in $) (1)
	High	Low
First Quarter	51.99	42.29
2025:
First Quarter	42.88	35.11
Second Quarter	42.83	31.14
Third Quarter	48.38	39.00
Fourth Quarter	46.14	38.41
2024:
First Quarter	30.08	22.93
Second Quarter	31.62	28.31
Third Quarter	34.45	27.37
Fourth Quarter	36.58	31.70
(1)Corresponds to the highest and lowest sales price of the stock at any time during any given trading day. Source: NYSE Connect.
B.     Plan of Distribution
Not required in this Annual Report.
C.     Markets
The Bank’s Class A shares and Class B shares, which were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE and LTSE), represent 80.7% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2025. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis. There are no issued or outstanding Class F shares.
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
The Articles of Incorporation do not contain provisions limiting the ability of the Board to approve a proposal, arrangement or contract in which a Director is materially interested or limiting the ability of the Board to fix the compensation of its members. In addition, the Articles of Incorporation do not contain provisions requiring the mandatory retirement of a Director at any prescribed age or requiring a person to own a certain number of shares to qualify as a Director.
The Board consists of ten members: three (3) Directors elected by the holders of the Class A common shares; five (5) Directors elected by the holders of the Class E common shares; and two (2) Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director, and the Board will consist of eleven members. As of December 31, 2025, no Class F shares or preferred shares were issued and outstanding.
The Directors are elected by shareholders for periods of three (3) years and they may be re-elected. The holders of Class A, Class E and Class F shares vote separately as a class in the election of Directors representing their respective class. In the election of Directors, each shareholder of each class electing a Director has a number of votes equal to the number of shares of such class held by such shareholder multiplied by the number of Directors to be elected by such class. The shareholder may cast all votes in favor of one candidate or distribute them among two or more of the Directors to be elected, as the shareholder may decide.
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

At the Annual Meeting of Shareholders to be held on April 21, 2026, an amendment to Article 1 of the Bank’s Articles of Incorporation is being proposed to change the name of the Bank from Banco Latinoamericano de Comercio Exterior, S.A. to Bladex, Inc., and may also continue to use Bladex as its commercial name. This proposal will require the affirmative vote of holders of at least three-fourths (3/4) of the issued and outstanding Class A Common Shares; and the affirmative vote of holders of at least one half (½) plus one of all classes of shares of the Bank’s common stock represented at this Annual Meeting.
A copy of the Bank’s current Articles of Incorporation was filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 28, 2021. See Item 19, “Exhibits” for hyperlink to this document.
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
United States Taxes
This summary describes the material U.S. federal income tax consequences of the ownership and disposition of the Class E shares but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of Class E shares. Except as specifically noted, this summary applies only to current holders that hold Class E shares as capital assets for U.S. federal income tax purposes and does not address classes of holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the “Code”) such as dealers in securities or currencies, financial institutions, tax-exempt entities, regulated investment companies, insurance companies, securities traders that elect mark-to-market tax accounting, persons subject to the alternative minimum tax, non-U.S. investors (including, without limitation, non-U.S. investors subject to tax as U.S. expatriates and non-U.S. investors holding Class E shares in connection with a U.S. trade or business), persons receiving Class E shares in connection with the performance of services, persons holding Class E shares as part of a hedging, constructive ownership or conversion transaction or a straddle, holders whose functional currency is not the U.S. dollar, or a holder that owns 10% or more (directly, indirectly or constructively) of the shares of the Bank, by vote or value.
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
Taxation of Distributions
Subject to the “Passive Foreign Investment Company Status” discussion below, to the extent paid out of current or accumulated earnings and profits of the Bank as determined under U.S. federal income tax principles (“earnings and profits”), distributions made with respect to Class E shares (other than certain pro rata distributions of capital stock of the Bank or rights to subscribe for shares of capital stock of the Bank) will be includable in income of a U.S. Holder as ordinary dividend income in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes whether paid in cash or Class E shares. To the extent that a distribution exceeds the Bank’s earnings and profits, such distribution will be treated, first, as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the Class E shares and will reduce the U.S. Holder’s tax basis in such shares, and thereafter as a capital gain from the sale or disposition of Class E shares. See Item 10, “Additional Information–Taxation–United States Taxes–Taxation of Capital Gains or Losses.” The amount of the distribution will equal the gross amount of the distribution received by the U.S. Holder, including any Panamanian taxes withheld from such distribution.
Distributions made with respect to Class E shares out of earnings and profits generally will be treated as dividend income from sources outside the United States. U.S. Holders that are corporations will not be entitled to the “dividends received deduction” under Section 243 of the Code with respect to such dividends. Dividends may be eligible for special rates applicable to “qualified dividend income” received by an individual, provided, that: (1) the Bank is not a “Passive Foreign Investment Company” (“PFIC”) in the year in which the dividend is paid nor in the immediately preceding year, (2) the class of stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States, and (3) the U.S. Holder held his shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-

dividend date and meets other holding period requirements. Subject to certain conditions and limitations, Panamanian tax withheld from dividends will be treated as a foreign income tax eligible for deduction from taxable income or as a credit against a U.S. Holder’s U.S. federal income tax liability. Distributions of dividend income made with respect to Class E shares generally will be treated as “passive” income or, in the case of certain U.S. Holders, “general category income,” for purposes of computing a U.S. Holder’s U.S. foreign tax credit.
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
Taxation of Capital Gains or Losses
Subject to the “Passive Foreign Investment Company Status” discussion below, gain or loss realized by a U.S. Holder on the sale or other disposition of Class E shares generally will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the Class E shares and the amount realized on the disposition. Such gain will be treated as long-term capital gain if the Class E shares are held by the U.S. Holder for more than one year at the time of the sale or other disposition. Otherwise, the gain will be treated as a short-term capital gain. Gain realized by a U.S. Holder on the sale or other disposition of Class E shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes, unless the gain is attributable to an office or fixed place of business maintained by the U.S. Holder outside the United States or is recognized by an individual whose tax home is outside the United States, and certain other conditions are met. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. As a general rule, U.S. Holders that are corporations can use capital losses for a taxable year only to offset capital gains in that year. A corporation may be entitled to carry back unused capital losses to the three preceding tax years and to carry over losses to the five following tax years. In the case of non-corporate U.S. Holders, capital losses in a taxable year are deductible to the extent of any capital gains plus ordinary income of up to $3,000. Unused capital losses of non-corporate U.S. Holders may be carried over indefinitely.
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
Passive Foreign Investment Company Status
Under the Code, certain rules apply to an entity classified as a PFIC. A PFIC is defined as any foreign (i.e., non-U.S.) corporation if either: (1) 75% or more of its gross income for the taxable year is passive income (generally including, among other types of income, dividends, interest and gains from the sale of stock and securities) or (2) 50% or more of its assets (by value) produce, or are held for the production of, passive income. The application of the PFIC rules to banks is not entirely clear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The Code provides a specific exception from passive income classification for income derived in the “active conduct of a banking business”. The IRS issued a notice in 1989 (the “Notice”), and the U.S. Department of Treasury has issued multiple sets of proposed regulations (the “Proposed Regulations”) that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank, or the “active bank exception.” The Notice and the Proposed Regulations have different requirements for qualifying as an active foreign bank, and for determining the banking income that may be excluded from passive income.
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
Taxation of Capital Gains
Since the Class E shares are listed on the NYSE and LTSE, any capital gains realized by an individual or a corporation, regardless of its nationality or residency, on the sale or other disposition of such shares on either the NYSE or LTSE would be exempted from capital gains taxes in Panama.
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
Interest Rate Risk Management and Sensitivity
The tables below list the notional amounts and weighted interest rates, as of December 31, 2025 and 2024, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps and forward currency exchange agreements.
As of December 31, 2025:

Expected maturity date
	2026	2027	2028	2029	2030	There- after	Without maturity	Total 2025	Fair value 2025
($ Equivalent in thousands)
ASSETS:
Investment securities
Fixed rate
U.S. Dollars	428,450	360,526	457,642	138,154	8,292	21,571	—	1,414,635	1,445,264
Average fixed rate	3.26%	3.91%	4.60%	3.93%	—%	2.54%	—	3.89%

Loans (1)
Fixed rate
U.S. Dollars	4,537,032	158,715	89,735	40,630	28,034	2,693	—	4,856,839	4,901,548
Average fixed rate	6.03%	7.08%	7.08%	7.50%	7.33%	6.59%	—	6.11%
Mexican Peso	130,537	9,920	4,862	486	—	—	—	145,805	143,420
Average fixed rate	11.00%	12.33%	11.14%	13.25%	—	—	—	11.11%
Euro	17,610	—	—	—	—	—	—	17,610	18,158
Average fixed rate	3.83%	—	—	—	—	—	—	3.83%

Expected maturity date
	2026	2027	2028	2029	2030	There- after	Without maturity	Total 2025	Fair value 2025
($ Equivalent in thousands)
Chilean Peso	10,092	—	—	—	—	—	—	10,092	10,113
Average fixed rate	6.85%	—	—	—	—	—	—	6.85%
Floating rate
U.S. Dollars	1,197,127	733,826	504,564	364,423	784,073	229,220	—	3,813,233	3,967,223
Average floating rate	6.77%	6.97%	7.21%	7.53%	7.06%	7.31%	—	7.03%
Mexican Peso	90,918	52,853	65,124	49,103	8,907	18,170	—	285,075	300,911
Average floating rate	9.61%	10.00%	10.15%	10.09%	9.62%	9.59%	—	9.89%
Euro	3,189	9,715	11,388	3,180	—	—	—	27,472	27,810
Average floating rate	5.58%	4.74%	4.67%	5.83%	—	—	—	4.93%
Costa Rican Colones	—	—	12,587	12,588	—	—	—	25,175	27,095
Average floating rate	—	—	8.28%	8.28%	—	—	—	8.28%

LIABILITIES:
Borrowings and Placements (2)
Fixed rate
U.S. Dollars	1,610,051	80,420	15,909	38,379	4,000	—	—	1,748,759	1,763,056
Average fixed rate	4.30%	5.14%	5.88%	5.62%	5.25%	—	—	4.39%
Mexican Peso	45,019	238,099	83,705	100,275	—	—	—	467,098	485,276
Average fixed rate	8.28%	9.11%	9.75%	10.64%	—	—	—	9.47%
Euro	40,650	11,740	5,846	—	—	—	—	58,236	58,161
Average fixed rate	2.10%	0.90%	3.17%	—	—	—	—	1.96%
Japanese Yen	31,888	30,883	19,140	43,256	—	—	—	125,167	125,967
Average fixed rate	1.19%	1.24%	1.90%	1.51%	—	—	—	1.42%
Australian Dollar	—	—	—	—	—	9,599	—	9,599	11,730
Average fixed rate	—	—	—	—	—	7.10%	—	7.10%
Sterling Pound	—	4,979	—	—	—	—	—	4,979	4,949
Average fixed rate	—	1.50%	—	—	—	—	—	1.50%
Peruvian Soles	—	—	—	27,961	—	—	—	27,961	29,444
Average fixed rate	—	—	—	7.00%	—	—	—	7.00%
Floating rate
U.S. Dollars	25,037	430,000	153,000	—	15,000	—	—	623,037	634,877
Average floating rate	5.13%	5.13%	4.93%	—	5.11%	—	—	5.08%
Mexican Peso	307,576	112,560	573,377	13,632	—	33,312	—	1,040,457	1,062,340
Average floating rate	7.85%	7.69%	7.70%	7.85%	—	8.61%	—	7.78%
Costa Rican Colones	—	—	12,587	12,588	—	—	—	25,175	26,498
Average floating rate	—	—	6.28%	6.28%	—	—	—	6.28%

INTEREST RATE SWAPS:
Interest Rate Swaps – Securities
U.S. Dollars fixed to floating	—	9,800	119,800	35,000	—	—	—	164,600	(4,407)
Average pay rate	—	5.65%	4.84%	4.77%	—	—	—
Average receive rate	—	5.32%	4.54%	4.49%	—	—	—
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	—	—	—	—	25,000	—	—	25,000	(643)
Average pay rate	—	—	—	—	7.57%	—	—
Average receive rate	—	—	—	—	7.38%	—	—
Interest Rate Swaps – Deposits
U.S. Dollars fixed to floating	60,000	—	—	—	—	—	—	60,000	269
Average pay rate	4.82%	—	—	—	—	—	—
Average receive rate	5.10%	—	—	—	—	—	—
Interest Rate Swaps – Repos
U.S. Dollars fixed to floating	60,485	—	—	—	—	—	—	60,485	(247)
Average pay rate	5.14%	—	—	—	—	—	—
Average receive rate	5.12%	—	—	—	—	—	—

Expected maturity date
	2026	2027	2028	2029	2030	There- after	Without maturity	Total 2025	Fair value 2025
($ Equivalent in thousands)
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	25,000	50,000	—	—	—	—	—	75,000	906
Average pay rate	5.41%	4.97%	—	—	—	—	—
Average receive rate	5.14%	4.83%	—	—	—	—	—
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	229,283	99,692	172,141	163,493	—	29,268	—	693,877	19,033
Average pay rate	4.73%	4.46%	5.25%	5.42%	—	5.35%	—
Average receive rate	5.36%	5.03%	5.38%	5.57%	—	5.30%	—
Mexican Peso fixed to floating	—	138,800	—	—	—	—	—	138,800	5,700
Average pay rate	—	8.45%	—	—	—	—	—
Average receive rate	—	9.20%	—	—	—	—	—
Interest Rate Swaps – Trading
U.S. Dollars fixed to floating	—	—	—	—	281,716	250,000	—	531,716	1,304
Average pay rate	—	—	—	—	3.53%	3.50%	—
Average receive rate	—	—	—	—	3.58%	3.58%	—

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	22,284	3,798	4,145	—	—	—	—	30,227
Average receive rate	6.90%	7.01%	7.01%	—	—	—	—
Pay U.S. Dollars	323,322	238,937	504,162	178,883	—	39,393	—	1,284,697
Average pay rate	3.36%	4.18%	4.25%	5.10%	—	5.79%	—
Receive Mexican Peso	269,895	190,830	493,295	98,548	—	33,312	—	1,085,880
Average receive rate	7.56%	8.40%	8.10%	10.78%	—	8.60%	—
Pay Mexican Peso	3,560	4,005	4,372	—	—	—	—	11,937
Average pay rate	11.10%	11.10%	11.10%	—	—	—	—
Receive Euro	11,740	11,740	5,870	—	—	—	—	29,350
Average receive rate	0.90%	0.90%	3.16%	—	—	—	—
Pay Euro	10,566	—	—	—	—	—	—	10,566
Average pay rate	3.91%	—	—	—	—	—	—
Receive Japanese Yen	32,027	31,900	19,140	44,660	—	—	—	127,727
Average receive rate	1.15%	1.22%	1.90%	1.40%	—	—	—
Receive Australian Dollar	—	—	—	—	—	10,008	—	10,008
Average receive rate	—	—	—	—	—	6.81%	—
Receive Sterling Pound	—	4,978	—	—	—	—	—	4,978
Average receive rate	—	1.50%	—	—	—	—	—
Receive Peruvian Soles	—	—	—	27,959	—	—	—	27,959
Average receive rate	—	—	—	7.00%	—	—	—
Pay Chilean Pesos	10,091	—	—	—	—	—	—	10,091
Average pay rate	6.85%	—	—	—	—	—	—

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Pay Euro / Receive U.S. Dollars	7,039	—	—	—	—	—	—	7,039	(44)
Average exchange rate	1.16%	—	—	—	—	—	—
(1)Loans include loans at amortized cost and loans at FVOCI, gross of interest receivable, unearned interest and deferred fees and loss allowances.
(2)Borrowings and placements include Repos, short and long-term borrowings and debt, gross of transaction costs and interest payable.

As of December 31, 2024:

Expected maturity date
	2025	2026	2027	2028	2029	There- after	Without maturity	Total 2024	Fair value 2024
($ Equivalent in thousands)
ASSETS:
Investment securities
Fixed rate
U.S. Dollars	253,204	323,431	243,757	254,958	85,466	28,510	—	1,189,326	1,203,700
Average fixed rate	4.56%	3.20%	4.26%	4.73%	4.18%	1.92%	—	4.07%

Loans (1)
Fixed rate
U.S. Dollars	4,589,881	137,045	45,292	37,701	15,428	3,752	—	4,829,099	4,895,124
Average fixed rate	6.99%	7.19%	7.14%	6.85%	7.82%	6.00%	—	7.00%
Mexican Peso	17,832	15,487	—	—	—	—	—	33,319	29,850
Average fixed rate	15.53%	16.28%	—	—	—	—	—	15.88%
Euro	9,155	—	—	—	—	—	—	9,155	9,156
Average fixed rate	7.24%	—	—	—	—	—	—	7.24%
Floating rate
U.S. Dollars	1,171,836	842,874	523,944	212,833	248,304	185,408	—	3,185,199	3,306,191
Average floating rate	7.67%	7.71%	7.71%	8.39%	8.14%	7.75%	—	7.78%
Mexican Peso	149,123	17,298	33,995	44,433	37,310	—	—	282,159	296,284
Average floating rate	12.93%	13.37%	13.23%	13.35%	13.39%	—	—	13.12%
Euro	10,743	3,434	8,568	10,044	3,452	—	—	36,241	37,320
Average floating rate	5.19%	5.85%	5.54%	5.47%	6.64%	—	—	5.55%

LIABILITIES:
Borrowings and Placements (2)
Fixed rate
U.S. Dollars	1,799,895	114,665	79,774	15,666	37,655	—	—	2,047,655	2,054,031
Average fixed rate	4.40%	5.18%	5.18%	5.97%	5.73%	—	—	4.51%
Mexican Peso	243,471	15,561	196,606	71,820	86,558	—	—	614,016	627,978
Average fixed rate	7.79%	9.09%	9.49%	9.75%	10.58%	—	—	8.99%
Euro	86,666	10,355	10,355	—	—	—	—	107,376	106,679
Average fixed rate	3.29%	0.90%	0.90%	—	—	—	—	2.81%
Japanese Yen	6,358	31,786	30,793	—	43,734	—	—	112,671	113,689
Average fixed rate	0.77%	1.19%	1.23%	—	1.49%	—	—	1.30%
Australian Dollar	—	—	—	—	—	9,133	—	9,133	11,358
Average fixed rate	—	—	—	—	—	6.92%	—	6.92%
Sterling Pound	—	—	4,629	—	—	—	—	4,629	4,400
Average fixed rate	—	—	1.50%	—	—	—	—	1.50%
Peruvian Soles	—	—	—	—	25,020	—	—	25,020	26,769
Average fixed rate	—	—	—	—	7.00%	—	—	7.00%
Floating rate
U.S. Dollars	175,000	312,739	430,000	8,000	—	—	—	925,739	937,507
Average floating rate	5.17%	5.76%	5.66%	6.31%	—	—	—	5.61%
Mexican Peso	130,234	241,463	109,280	207,195	11,756	28,728	—	728,656	752,290
Average floating rate	10.72%	10.72%	10.68%	10.63%	10.75%	11.52%	—	10.72%

INTEREST RATE SWAPS:
Interest Rate Swaps – Deposits
U.S. Dollars fixed to floating	71,000	60,000	—	—	—	—	—	131,000	(116)
Average pay rate	5.55%	5.46%	—	—	—	—	—
Average receive rate	5.60%	5.10%	—	—	—	—	—
Interest Rate Swaps – Repos
U.S. Dollars fixed to floating	—	68,985	—	—	—	—	—	68,985	71
Average pay rate	—	5.54%	—	—	—	—	—
Average receive rate	—	5.11%	—	—	—	—	—

Expected maturity date
	2025	2026	2027	2028	2029	There- after	Without maturity	Total 2024	Fair value 2024
($ Equivalent in thousands)
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	—	25,000	50,000	—	—	—	—	75,000	(424)
Average pay rate	—	5.93%	5.59%	—	—	—	—
Average receive rate	—	5.44%	4.83%	—	—	—	—
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	44,263	229,283	99,693	172,141	163,493	29,268	—	738,142	(4,313)
Average pay rate	5.91%	5.42%	5.13%	5.92%	6.07%	5.98%	—
Average receive rate	5.75%	5.37%	5.04%	5.38%	5.57%	5.34%	—
Mexican Peso fixed to floating	—	—	119,700	—	—	—	—	119,700	425
Average pay rate	—	—	11.35%	—	—	—	—
Average receive rate	—	—	9.20%	—	—	—	—

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	20,757	—	—	—	—	—	—	20,757
U.S. Dollars fixed rate	6.79%	—	—	—	—	—	—
Pay U.S. Dollars	435,072	323,323	238,938	156,596	178,884	39,393	—	1,372,206
U.S. Dollars fixed rate	3.55%	3.06%	3.09%	4.73%	4.99%	5.34%	—
U.S. Dollars floating rate	—	6.18%	5.93%	—	6.30%	6.94%	—
Receive Mexican Peso	367,959	232,756	164,571	138,134	84,987	28,728	—	1,017,135
Mexican Peso fixed rate	9.06%	6.50%	9.20%	9.75%	10.78%	—	—
Mexican Peso floating rate	10.71%	10.72%	10.62%	10.62%	—	11.52%	—
Receive Euro	49,702	—	—	—	—	—	—	49,702
Euro fixed rate	3.46%	—	—	—	—	—	—
Pay Euro	20,709	10,355	10,354	—	—	—	—	41,418
Euro fixed rate	3.05%	0.90%	0.90%	—	—	—	—
Receive Japanese Yen	6,358	31,917	31,790	—	44,506	—	—	114,571
Japanese Yen fixed rate	0.77%	1.15%	1.22%	—	1.41%	—	—
Receive Australian Dollar	—	—	—	—	—	24,237	—	24,237
Australian Dollar fixed rate	—	—	—	—	—	6.81%	—
Receive Sterling Pound	—	—	4,629	—	—	—	—	4,629
Sterling Pound fixed rate	—	—	0.90%	—	—	—	—
Receive Peruvian Soles	—	—	—	—	25,020	—	—	25,020
Peruvian Soles fixed rate	—	—	—	—	7.00%	—	—
Pay Chilean Pesos	9,155	—	—	—	—	—	—	9,155
Chilean Pesos fixed rate	7.24%	—	—	—	—	—	—

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive Mexican Peso/ Pay U.S. Dollars	19,068	—	—	—	—	—	—	19,068	(411)
Average exchange rate	20.41%	—	—	—	—	—	—
Receive Euro/ Pay U.S. Dollars	876	—	—	—	—	—	—	876	(12)
Average exchange rate	1.05%	—	—	—	—	—	—
(1)Loans include loans at amortized cost and loans at FVOCI, gross of interest receivable, unearned interest and deferred fees and loss allowances.
(2)Borrowings and placements include Repos, short and long-term borrowings and debt, gross of transaction costs and interest payable.
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
Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no significant foreign exchange risk, nor does it hold material open foreign exchange positions. As of December 31, 2025, the Bank had an equivalent of $473 million in non-U.S. dollar financial assets and $472 million of non-U.S. dollar financial liabilities, reflecting a net currency position of $0.7 million. Most of this net currency position came from the Bank’s Mexican pesos loan book, which as of December 31, 2025 amounted to the equivalent of $416 million, mostly funded with liabilities denominated in the same currency. The rest of the open position is hedged with derivatives in order to avoid any currency mismatch.
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
The table below lists the carrying amount and fair value of the Investment Portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2025		As of December 31, 2024
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousands)
Investment Securities
Securities at amortized cost (1)	1,359,514	1,375,788	1,102,444	1,102,386
Securities at FVOCI	69,476	69,476	99,486	99,486
Interest rate swaps (2)	164,600	(4,407)	0	0
(1)As of December 31, 2025 and 2024, the carrying value of securities at amortized cost is net of accrued interest receivable of $15.3 million and $13.9 million, and the allowance for expected credit losses of $1.0 million and $1.3 million, respectively.
(2)As of December 31, 2025 and 2024, includes interest rate swaps that applies for hedge accounting.
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
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2025, and concluded that they were effective as of December 31, 2025.
b) Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2025. Such evaluation included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of management’s conclusions.
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
Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2025, the Bank’s internal control over financial reporting was effective.
The Bank’s independent registered public accounting firm, KPMG, has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting.

c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
Banco Latinoamericano de Comercio Exterior, S.A.

Opinion on Internal Control Over Financial Reporting
We have audited Banco Latinoamericano de Comercio Exterior, S.A. and its subsidiaries (the “Bank”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Bank as of December 31, 2025, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the year then ended and the related notes (collectively, the consolidated financial statements, and our report dated April 20, 2026 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG Cardenas Dosal, S.C:
Mexico City, Mexico
April 20, 2026
d) Changes in Internal Control over Financial Reporting
There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.
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
See Item 6.A., “Directors and Executive Officers.”
Item 16B.    Code of Ethics
The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officer, principal financial officer and principal accounting officer and was amended in October of 2025 and approved by the Board of Directors in its meetings held on October 21, 2025, without material-substantive changes.
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
Item 16C.    Principal Accountant Fees and Services
The following table summarizes the fees paid and/or accrued by the Bank for audit services provided by KPMG, as well as fees paid by the Bank for audit-related services provided by KPMG for each of the last two fiscal years:

	As of December 31,
	2025	2024

Audit fees	$743,480	$735,726
Audit-related fees	293,700	139,700
Tax fees	0	0
All other fees	0	0
Total	$1,037,180	$875,426

The following is a description of the type of services included within the categories listed above:
•Audit fees include aggregate fees billed for professional services rendered by KPMG, for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•Audit-related fees include aggregate fees billed for assurance and related services by KPMG, that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees.” These services are associated primarily with the Bank’s funding programs and include additional assurance and related services required in connection with specific transactions executed during the year.
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
During the period ended December 31, 2025, the Bank has not repurchased any common stock since its $50 million common stock repurchase plan launched in February 2024.
Item 16F.    Change in Registrant’s Certifying Accountant
During 2025, there was a change in the Bank’s independent registered public accounting firm responsible for issuing audit reports in accordance with the standards of the PCAOB. Until December 31, 2024, KPMG in Panama, a member firm of KPMG LLP, served as the Bank’s independent registered public accounting firm. In July 2025, the Audit Committee was informed of the change in auditors’ and KPMG Cárdenas Dosal, S.C., a member firm of KPMG LLP, was appointed as the Bank’s independent registered public accounting firm in accordance with the standards of the PCAOB, which was effective for the audit of the December 31, 2025 Consolidated Financial Statements.
The audit reports issued by KPMG in Panama on the Bank’s Consolidated Financial Statements as of and for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor were the audit reports qualified or modified as to uncertainty, audit scope, or accounting principles.
During the years ended December 31, 2024 and 2023, and through the date of the transition in 2025:
•there were no disagreements between the Bank and KPMG in Panama on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG in Panama, would have caused it to make reference thereto in its reports; and
•there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.
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
The Bank’s corporate governance manual complies with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules and is available in the “Governance” section of the Bank’s website at https://www.bladex.com/en/governance.
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
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider Trading Policies
The Bank’s insider trading policies are included in its Code of Ethics (as defined in Item 16B), as amended in October 2025 and approved by the Board of Directors of the Bank in its meetings held on October 21, 2025.
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
In 2025, Bladex obtained the international ISO 27001:2022 certification, which validates the robustness of our Information Security Management System (ISMS) and its alignment with global best practices.
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
The Bank’s Information Security Team is responsible for overseeing compliance with the applicable policies and procedures by any person with access to the Bank’s systems. The Bank also engages independent third-party consultants to review and assess its cybersecurity program.
The Bank’s cybersecurity program was developed using a holistic approach, which covers both the technical and strategic measures. This framework is based on five fundamental pillars: Perimeter and Cloud Security, Service and Infrastructure Security, User Security, Third Party Security and Data Security. For all the pillars, the Bank has in place a group of next generation security platforms that help to maintain a strong cybersecurity level.
For the year ended December 31, 2025, Bladex has not been a victim of critical system failures, data loss or cyber-attacks.
Artificial Intelligence (“AI”)
The Bank recognizes generative AI as an emerging capability that may provide operational efficiencies when deployed within a controlled environment and subject to appropriate governance and oversight. As of the date of this Annual Report, the Bank’s use of generative AI is limited to authorized support activities and does not extend to decision-making in financial reporting, credit, commercial, or strategic processes.
To manage the associated risks, the Bank has established an AI governance framework comprised of policies, standards, procedures, and control requirements designed to govern the use of AI-enabled tools and to protect sensitive and non-public information. This framework defines requirements related to permitted use, data governance, human oversight, output validation, information security, monitoring, accountability, and compliance with applicable legal, regulatory, and internal requirements.
This approach is intended to support the prudent and controlled adoption of generative AI in a manner consistent with the Bank’s risk management framework and governance practices, however, there can be no assurance that such measures will fully mitigate all risks associated with the use of emerging technologies, including generative AI.

PART III
Item 17.    Financial Statements
The Bank is providing the financial statements and related information specified in Item 18.
Item 18.    Financial Statements
List of Consolidated Financial Statements

Item 19.    Exhibits

List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation

Exhibit 1.2.	By-Laws

Exhibit 2.1.	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

Exhibit 8.1.	List of Subsidiaries

Exhibit 11.1.	Code of Ethics

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 15.1.	Letter from Former Independent Registered Public Accounting Firm

Exhibit 97.1.	Clawback Policy

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

/s/ Jorge Salas
Chief Executive Officer

April 20, 2026

EXHIBIT INDEX
Exhibit

Exhibit 1.1.	Amended and Restated Articles of Incorporation

Exhibit 1.2.	By-Laws

Exhibit 2.1.	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

Exhibit 8.1.	List of Subsidiaries

Exhibit 11.1.	Code of Ethics

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 15.1.	Letter from Former Independent Registered Public Accounting Firm

Exhibit 97.1.	Clawback Policy

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries
Consolidated Financial Statements
as of December 31, 2025
(With the Independent Auditors’ Report thereon)

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
Banco Latinoamericano de Comercio Exterior, S.A.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the "Bank") as of December 31, 2025, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 20, 2026 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the allowance for expected credit losses on loans at amortized cost
As discussed in Notes 3.4.K and 5.A. to the consolidated financial statements, the Bank’s allowance for expected credit losses (ECL) related to loans at amortized cost was $ 93,808 thousand as of December 31, 2025. The Bank estimates the allowance for ECL for loans at amortized cost based on the exposure risk rating, which is determined using the customer risk and country risk ratings. For the customer risk model, the Bank considers financial and operational factors, sector/ industry, market and experience of borrowers’ management as well as the ratings of international rating agencies, quality of information and other objective elements, including projections on financial indicators. For the country risk model, the rating is determined through the assessment of quantitative and qualitative factors specific to the country under analysis, as well as the regional and global economic environment through historical and prospective information based on projections of relevant macroeconomic variables. Quantitative factors considered include changes in relevant macroeconomic variables, external payment capacity and access to capital, performance of domestic credit and the financial system, which are later analyzed with other qualitative factors, such as sociopolitical framework. There are two measurement bases - lifetime ECL are recognized for loans for which a significant increase in credit risk has occurred or are credit impaired (Stage 2 and 3, respectively) and 12-month ECL are recognized for all other loans (Stage 1). The allowance for ECL is determined either on a collective basis, grouping loans according to shared-credit risk characteristics (collective ECL), or, on an individual basis, for exposures with a credit rating of 7 or higher for which objective evidence of impairment is observed (individually evaluated ECL). The collective ECL is the product of multiplying the Bank's estimates of probability of default (PD), loss given default (LGD) and the exposure (E). E is determined as the total outstanding balance at the end of the reporting period. PD is the model by which the one-year probability of default is applied to the portfolio to account for 12-month ECL for loans in Stage 1 and lifetime probability of default to account for ECL for loans in Stage 2. Default rates are based on historical loss experience for the relevant observation period per rating category. LGD is the model by which a factor is applied that considers historical and prospective information based on projections of relevant macroeconomic variables. The Bank estimates the individually evaluated ECL by comparing the loan's gross carrying amount to either the present value of its future expected cash flows, which arise from the weighting of multiple recovery scenarios and are discounted at the original effective interest rate, or to the fair value of its collateral.
We identified the assessment of the allowance for ECL on loans at amortized cost as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. For the collective ECL, the assessment encompassed the evaluation of the methodology, including the methods and models used to estimate the PD, LGD, and their significant assumptions. Such significant assumptions included historical loss experience for the relevant observation period, projections of relevant macroeconomic variables, and customer risk and country risk ratings. In addition, the assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD, customer risk and country risk ratings models. For the individually evaluated ECL, the assessment included the evaluation of future expected cash flows and their significant assumptions, including weighting of multiple recovery scenarios or the fair value of collateral. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s allowance for ECL on loans at amortized cost process. This included controls over the:
•determination of the significant assumptions used to estimate the collective ECL
•performance monitoring of the PD, LGD, customer risk and country risk ratings models
•projection of future expected cash flows, including the weighting of multiple recovery scenarios or related collateral values used in the individually evaluated ECL.
We evaluated the Bank’s process to develop the allowance for ECL estimate by testing certain sources of data and assumptions that the Bank used and considered the relevance and reliability of such data and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge who assisted in:
•evaluating the Bank’s allowance for ECL methodologies for compliance with International Financial Reporting Standards
•assessing the conceptual soundness and performance testing of the PD, LGD, customer risk and country risk ratings models by inspecting the model documentation to determine whether the models are suitable for their intended use

•evaluating the appropriateness of the historical loss experience for the relevant observation period by comparing to relevant industry, regulatory, and other external factors, including economic conditions
•assessing the projections of relevant macroeconomic variables used by the Bank by comparing to public forecasts
•testing a selection of the Bank’s customer risk ratings by independently evaluating borrowers’ financial performance and conditions, including the assessment of the relevant qualitative factors considered
•for individually evaluated loans, assessing the methods and assumptions used by the Bank in the determination of expected future cash flows and their weighting under multiple recovery scenarios by evaluating the financial performance of the borrower, sources of repayment or any relevant collateral by assessing the inputs, assumptions and methods used in collateral valuation to market information or third party appraisal.
We also assessed the sufficiency of the audit evidence obtained related to the allowance for ECL estimate by evaluating the:
•cumulative results of the audit procedures
•qualitative aspects of the Bank’s accounting practices
•potential bias in the accounting estimates.

/s/ KPMG Cardenas Dosal, SC
We have served as the Bank’s auditor since 2025.
Mexico City, Mexico
April 20, 2026

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of financial position
December 31, 2025
(In thousands of US dollars)

	Notes	2025	2024
Assets

Cash and due from banks	5,7,8	1,923,731	1,965,145

Investment securities	5,7,9	1,428,990	1,201,930

Loans	5,7,10	9,141,668	8,383,829

Customers' liabilities under acceptances	5,7	161,597	245,065
Trading derivative - assets	5,7,13	1,569	—
Hedging derivative financial instruments - assets	5,7,13	69,837	22,315
Equipment, right-of-use assets and leasehold improvements, net	14	19,673	19,676
Intangible assets	15	10,744	3,663
Other assets	16	28,584	17,050
Total assets		12,786,393	11,858,673

Liabilities and Equity
Liabilities:
Customer deposits	5,7,17	6,640,290	5,461,901
Securities sold under repurchase agreements	5,7,9,18	130,509	214,035
Borrowings and debt	5,7,19	4,030,389	4,388,720
Lease liabilities	5,20	18,429	19,232
Acceptances outstanding	5,7	161,597	245,065
Trading derivative - liabilities	5,7,13	433	—
Hedging derivative financial instruments - liabilities	5,7,13	62,506	141,705
Provision for losses on loan commitments and financial guarantee contracts	5,7	12,130	5,375
Other liabilities	21	51,363	45,431
Total liabilities		11,107,646	10,521,464

Equity:
Common stock	23	279,980	279,980
Treasury stock	23	(97,597)	(105,601)
Other equity instruments	23	197,976	—
Additional paid-in capital in excess of value assigned to common stock	23	125,151	124,970
Capital reserves	31	95,210	95,210
Regulatory reserves	31	159,093	149,666
Retained earnings		916,429	792,005
Other comprehensive income	24	2,505	979
Total equity		1,678,747	1,337,209
Total liabilities and equity		12,786,393	11,858,673
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of profit or loss
For the year ended December 31, 2025
(In thousands of US dollars, except per share data and number of shares)

	Notes	2025	2024	2023
Interest income:
Deposits		71,009	92,549	80,622
Investment securities		65,435	50,806	32,426
Loans		632,020	641,677	566,212
Total interest income	26	768,464	785,032	679,260
Interest expense:
Deposits		(289,567)	(300,890)	(217,042)
Securities sold under repurchase agreements	18	(8,485)	(11,675)	(9,232)
Borrowings and debt		(198,516)	(212,636)	(219,219)
Lease liabilities	20	(714)	(620)	(584)
Total interest expense	26	(497,282)	(525,821)	(446,077)

Net interest income		271,182	259,211	233,183

Other income (expense):
Fees and commissions, net	25	59,013	44,401	32,519
Gain (loss) on financial instruments, net	12	8,231	(483)	(45)
Other income		1,144	507	462
Total other income, net	26	68,388	44,425	32,936

Total revenues		339,570	303,636	266,119

Impairment losses on financial instruments	5,26	(22,119)	(17,299)	(27,463)

Operating expenses:
Salaries and other employee expenses	28	(55,420)	(51,923)	(47,232)
Depreciation and amortization of equipment, right-of-use and leasehold improvements	14	(2,854)	(2,499)	(2,280)
Amortization of intangible assets	15	(1,978)	(1,064)	(814)
Other expenses	29	(30,317)	(24,978)	(22,172)
Total operating expenses	26	(90,569)	(80,464)	(72,498)
Profit for the year		226,882	205,873	166,158

Per share data:
Basic earnings per share (in US dollars)	22	6.11	5.60	4.55
Weighted average basic shares (in thousands of shares)	22	37,152	36,740	36,481
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of comprehensive income
For the year ended December 31, 2025
(In thousands of US dollars)

	Note	2025	2024	2023
Profit for the year		226,882	205,873	166,158

Other comprehensive income:

Items that are or may be reclassified subsequently to the consolidated statement of profit or loss:
Change in fair value of financial instruments, net of hedging	24	5,755	(7,597)	286
Reclassification of gains on financial instruments to the consolidated statement of profit or loss	24	(4,229)	1,114	(949)

Other comprehensive income	24	1,526	(6,483)	(663)

Total comprehensive income for the year		228,408	199,390	165,495
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of changes in equity
For the year ended December 31, 2025
(In thousands of US dollars)

	Note	Common stock	Treasury stock	Other equity instruments	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balance at January 1, 2023		279,980	(114,097)	—	120,498	95,210	136,019	543,612	8,125	1,069,347
Profit for the year		—	—	—	—	—	—	166,158	—	166,158
Other comprehensive income		—	—	—	—	—	—	—	(663)	(663)
Issuance of restricted stock (RSA)		—	1,148	—	(1,148)	—	—	—	—	—
Compensation cost - stock units plans		—	—	—	5,471	—	—	—	—	5,471
Stock units vested (RSU)		—	2,775	—	(2,775)	—	—	—	—	—
Dividends declared		—	—	—	—	—	—	(36,489)	—	(36,489)
Balances at December 31, 2023		279,980	(110,174)	—	122,046	95,210	136,019	673,281	7,462	1,203,824

Profit for the year		—	—	—	—	—	—	205,873	—	205,873
Other comprehensive income		—	—	—	—	—	—	—	(6,483)	(6,483)
Issuance of restricted stock (RSA)		—	1,038	—	(1,038)	—	—	—	—	—
Compensation cost - stock units plans		—	—	—	7,497	—	—	—	—	7,497
Stock units vested (RSU)		—	3,535	—	(3,535)	—	—	—	—	—
Regulatory credit reserve		—	—	—	—	—	4,549	(4,549)	—	—
Dynamic provision		—	—	—	—	—	9,098	(9,098)	—	—
Dividends declared		—	—	—	—	—	—	(73,502)	—	(73,502)
Balances at December 31, 2024		279,980	(105,601)	—	124,970	95,210	149,666	792,005	979	1,337,209

Profit for the year		—	—	—	—	—	—	226,882	—	226,882
Other comprehensive income		—	—	—	—	—	—	—	1,526	1,526
Issuance of restricted stock (RSA)		—	4,521	—	(4,521)	—	—	—	—	—
Issuance of other equity instruments, net	23	—	—	197,976	—		—	—	—	197,976
Compensation cost - stock units plans		—	—	—	8,185	—	—	—	—	8,185
Stock units vested (RSU)		—	3,483	—	(3,483)	—	—	—	—	—
Regulatory credit reserve		—	—	—	—	—	5	(5)	—	—
Dynamic provision		—	—	—	—	—	9,422	(9,422)	—	—
Dividends declared		—	—	—	—	—	—	(93,031)	—	(93,031)
Balances at December 31, 2025		279,980	(97,597)	197,976	125,151	95,210	159,093	916,429	2,505	1,678,747
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of cash flows
For the year ended December 31, 2025
(In thousands of US dollars)

	Notes	2025	2024	2023
Cash flows from operating activities
Profit for the year		226,882	205,873	166,158
Adjustments to reconcile profit for the year to net cash provided by (used in) operating activities:
Depreciation and amortization of equipment, right-of-use and leasehold improvements	14	2,854	2,499	2,280
Amortization of intangible assets	15	1,978	1,064	814
Gain on remeasurement of lease liabilities		—	—	(36)
Impairment losses on financial instruments	5	22,119	17,299	27,463
Realized gain on financial instruments	12	(4,934)	(319)	—
Loss on sale of financial instruments at amortized cost	12	436	—	3,858
Compensation cost - share-based payment	28,29	8,185	7,497	5,471
Net changes in hedging position and foreign currency		126,026	(33,701)	37,894
Loss on disposal of fixed assets and intangible assets	14,15	15	12	23
Interest income		(768,464)	(785,032)	(679,260)
Interest expense		497,282	525,821	446,077
Changes in operating assets and liabilities:
Restricted and pledged deposits		62,954	(83,523)	(9,734)
Loans		(1,057,639)	(1,301,627)	(406,064)
Proceeds from the sale of loans		210,023	87,319	—
Other assets		(20,245)	(3,057)	(7,376)
Due to depositors		1,191,246	1,005,136	1,217,433
Other liabilities		5,150	(9,107)	26,691
Cash flows provided by (used in) operating activities		503,868	(363,846)	831,692
Interest received		778,985	773,839	642,862
Interest paid		(502,611)	(532,652)	(412,440)
Net cash provided by (used in) operating activities		780,242	(122,659)	1,062,114

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	14,15	(2,796)	(3,935)	(2,096)
Proceeds from the sale of securities		101,935	—	59,432
Proceeds from the redemption of securities		389,963	298,655	377,029
Purchases of securities		(700,261)	(474,740)	(447,132)
Net cash used in investing activities		(211,159)	(180,020)	(12,767)

Cash flows from financing activities:
(Decrease) increase in securities sold under repurchase agreements		(83,345)	(97,323)	9,699
Net decrease in short-term borrowings and debt	19	(149,687)	(58,529)	(500,650)
Proceeds from long-term borrowings and debt	19	587,857	1,191,695	496,342
Payments of long-term borrowings and debt	19	(1,006,585)	(826,432)	(221,306)
Issuance of other equity instruments	23	197,976	—	—
Payments of lease liabilities	20	(1,195)	(1,091)	(1,032)
Dividends paid		(91,827)	(72,778)	(36,268)
Net cash (used in) provided by financing activities		(546,806)	135,542	(253,215)

Net increase (decrease) in cash and cash equivalents		22,277	(167,137)	796,132
Cash and cash equivalents at beginning of the year		1,819,931	1,987,068	1,190,936
Cash and cash equivalents at end of the year	8	1,842,208	1,819,931	1,987,068

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” together with its subsidiaries “Bladex” or the “Bank”), is domiciled in Panama City, Republic of Panama, and is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and began operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
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
-    Bladex Development Corp., was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.
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
These consolidated financial statements were authorized for issue by the Board of Directors on April 10, 2026.

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
2.2    Functional and presentation currency
All amounts presented in the consolidated financial statements and notes are expressed in United States dollars (US dollars), which is the functional currency of the Bank.
2.3    Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis, except for the following items:

Items	Basis of measurement
Securities and other financial instruments at FVOCI and FVTPL	Fair value
Financial assets and financial liabilities designated as hedged items in qualifying fair value hedging relationships	At amortized cost adjusted for the risk components associated with the hedging relationship
Trading derivatives	Fair value
Share-based payments	Fair value
2.4    Basis of consolidation
The consolidated financial statements comprise the financial statements of Bladex and its subsidiaries. Bladex consolidates its subsidiaries from the date on which control is transferred to the Bank until the date on which control ceases. All intercompany balances and transactions have been eliminated for consolidation purposes and, when necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Bank’s accounting policies.
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
The Bank controls an investee if, and only if, the Bank has the following elements:
-    Power over the investee. Existing rights that give it the current ability to direct the relevant activities of the investee;
-    Exposure or rights to variable returns from its involvement with the investee, and
-    The ability to use its power over the investee to affect its returns.
Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Bank has less than the majority of the voting or similar rights of an investee, the Bank considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
-    The contractual arrangement(s) with the other vote holders of the investee;
-    Rights arising from other contractual arrangements, and
-    The Bank’s voting rights and potential voting rights.

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
Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of foreign subsidiaries whose functional currency is the US dollar, are recorded at the exchange rate effective at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using month-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollar are included in current year’s earnings in the line item "gain (loss) on financial instruments, net" in the consolidated statement of profit or loss, except for those corresponding to monetary items that are designated as hedged items in qualifying cash flow or net investment hedges which are recognized in other comprehensive income until maturity or sale, at which time the carrying amount is reclassified to profit or loss, except for the carrying amount of equity instruments designated to be measured at fair value through other comprehensive income.
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
Amortized cost and gross carrying amount
The ‘amortized cost’ of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any ECL allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any ECL allowance.
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
Presentation
Interest income and expense calculated using the effective interest rate presented in the consolidated statement of profit or loss include:
-    Interest on financial assets and financial liabilities measured at amortized cost;
-    Interest on securities measured at FVOCI;
-    Interest expense on lease liabilities, and
-    The effective portion of the variability in interest flows from the hedge instruments, in the same period as the cash flows from the hedged item affect interest income or expense.
3.3    Fees and commissions
Fees that are an integral part of the effective interest rate on a financial asset or financial liability are described in Note 3.2.
Fees and commissions are determined based on considerations specified in a contract with the client. The Bank recognizes such income when control over the service is transferred to a customer.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)

3.3    Fees and commissions (continued)
The following table describes the services, other than financial intermediation, from which the Bank generates its income:

Type of services	Nature of performance obligations
Letters of credit
Issuance	Guarantee to honor the stipulated amount agreed to in the terms and conditions entered with the customer, upon presentation of required documentation.

Negotiation	Review of the shipping documents, by the beneficiary, upon presentation and acceptance of payment on demand or on the day the reimbursement is made by the designated bank.

Acceptance	Commitment issued to the beneficiary to pay to a supplier at a future date, once all the shipping documents have been reviewed as to compliance with the terms and conditions of the letter of credit.

Confirmation	Commitment issued to the issuing bank and the beneficiary to honor or negotiate shipping documents.

Amendment	A request to amend the original letter of credit on behalf of the beneficiary modifying the original terms and conditions.

Syndications
Structuring
Advise the borrower on structuring the terms and conditions of a credit facility and coordinating among the lenders’ and the borrowers’ legal counsel all legal aspects relating to the credit facility, among others.

Correspondent Banking
Fund Transfer	Allocated for financial intermediation activities inherent to the correspondent banking business.

Other	Compliance investigations, refunds, inactivity, issuance of account statements, among others.

Other services
Other	Assignment of rights, transferability, reimbursements, payments, discrepancies, courier charges and transfers.
Commitments
Firm commitments to provide future credit operations which may be subject to compliance and acceptance of certain previously agreed terms and conditions and the signing of the contract between the parties.

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
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
-    The asset is held within a business model whose objective is to hold assets to collect contractual cash flows, and
-    The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payment of principal and interest (SPPI).
A financial asset is measured at fair value through other comprehensive income (FVOCI) only if it meets both of the following conditions and is not designated as at FVTPL:
-    The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
-    The contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI.
Unrealized gains or losses for financial assets at FVOCI are reported as net increases or decreases in other comprehensive income until realized. Gains or losses realized on sale of financial assets are included in the line item Gain (loss) on financial instruments, net.
The remaining of financial assets are classified at FVTPL, when the assessment of the financial instrument’s contractual terms and the cash flows derived from it determine that the SPPI criteria are not met for its classification at amortized cost or at FVOCI.
At initial recognition, the following irrevocable election / designation for measurement of a financial asset on an asset-by-asset basis may be made:
-    It may irrevocably elect to present in other comprehensive income subsequent changes in fair value of an equity instrument that is neither held for trading nor contingent consideration recognized by an acquirer in a business combination, and
-    It may irrevocably designate a debt instrument that meets the amortized cost or FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.
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
-    The risks that affect the performance of the business model and how those risks are managed, and
-    The frequency, volume and timing of sales in prior periods, the reason for such sales and its expectations about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how the Bank’s stated objective for managing the financial assets is achieved and how cash flows are realized.
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
-    Leverage features;
-    Prepayment and extension terms, and
-    Terms that limit the Bank´s claim to cash flows from specified assets (e.g. non-recourse asset arrangements) and features that modify consideration of the time value of money (e.g. periodic reset of interest rates).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)

3.4    Financial assets and liabilities (continued)
The Bank measures its financial assets and liabilities at FVTPL, when the assessment of the financial instrument’s contractual terms and the cash flows derived from it determines that the SPPI criteria are not met for its classification at amortized cost or at FVOCI.
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
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:
-    The rights to receive cash flows from the asset have expired;
-    The Bank has transferred its rights to receive cash flows from the asset and either has transferred substantially all risks and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset;
-    The Bank retains the right to receive cash flows from the asset but has assumed an obligation to pay the received cash flows in full without significant delay to a third party under a ‘pass–through’ arrangement, or
-    When the Bank has transferred its rights to receive cash flows from an asset or has entered into a pass–through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Bank’s continuing involvement in the asset. In that case, the Bank also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the contractual rights and obligations that the Bank has retained.
The Bank assesses the transfer of risks and benefits by comparing the entity’s exposure, before and after the transfer, with the variation in the amounts and timing of the net cash flows of the transferred asset. Additionally, the continued participation in a transferred financial asset is measured by the lowest value between the original carrying amount of the asset and the maximum amount of the consideration that the Bank could be required to pay.

In derecognizing the financial asset, the allowance for credit risk is deducted from the gross carrying amount of the financial asset. Any accumulated gain or loss that has been recognized in other comprehensive income is recognized in profit or loss.

Any accumulated gain or loss recognized in other comprehensive income regarding equity instruments designated at fair value through other comprehensive income is not recognized in the consolidated statement of profit or loss. Any interest in the transfer of a financial asset that qualifies for derecognition, booked or held by the Bank is recognized as a separate asset or liability.

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
When a financial asset is modified, the Bank assesses whether this modification results in derecognition. In accordance with the Bank’s policies a modification results in derecognition when it gives rise to substantially different terms. To determine if the modified terms are substantially different from the original contractual terms the Bank considers the following:
-    Qualitative factors, such as contractual cash flows after modification that are no longer SPPI, change in currency or change of counterparty, the extent of change in interest rates, maturity or covenants. If these do not clearly indicate a substantial modification, then
-    A quantitative assessment is performed to compare the present value of the remaining contractual cash flows according to the original terms with the contractual cash flows of the revised terms; both amounts discounted at the original effective interest rate.
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
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)

3.4    Financial assets and liabilities (continued)
-    Assess whether there has been a significant increase in the credit risk of the financial instrument, by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). The financial asset that is modified is not automatically considered to have a lower credit risk. The assessment should consider credit risk over the expected life of the asset based on historical and prospective information based on projections of relevant macroeconomic variables, including information about the circumstances that led to the modification. Evidence that the criteria for the recognition of lifetime expected credit losses are subsequently no longer met may include a history of up-to-date and timely payment in subsequent periods. If the credit quality of the financial asset no longer exhibits a credit impairment, it will return to a 12-month expected credit loss measurement.
-    Make the appropriate quantitative and qualitative disclosures required for renegotiated or modified assets to reflect the nature and the effect of such modifications (including the effect on the measurement of expected credit losses) and how the Bank monitors these financial assets that have been modified.
When the modification of a financial asset results in the derecognition of an existing financial asset and the subsequent recognition of a modified financial asset, the modified asset is considered a new financial asset, at the time of derecognition, the ECL allowance is recalculated to determine the net carrying value of the asset at that date. The new financial asset will have an allowance for losses measured based on 12-month ECL except for rare cases where the new financial asset is considered to be impaired, because a high risk of default remains, which has not been reduced in the modification. The Bank monitors the credit risk of the modified or renegotiated financial assets by assessing qualitative and quantitative information, considering them in the same way as customers with expired status under new terms.
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

Income and expenses are presented on a net basis only when permitted under IFRS Accounting Standards, or for gains or losses arising from a group of similar transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)

3.4    Financial assets and liabilities (continued)
J.    Fair value measurement
Fair value of an instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date or, in its absence, the most advantageous market to which the Bank has access at that date. The fair value of a liability reflects its non-performance risk.
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
K.    Allowances for losses on financial instruments
The allowances for losses on financial instruments are accounted for losses, inherent in the loan portfolio, investment securities, bank deposits and loan commitments and financial guarantee contracts, using the ECL. Additions to the allowance for ECL for financial instruments are recognized in profit or loss or in other comprehensive income (loss) depending on classification of the instrument. Incurred credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals and/or recoveries of amounts previously written-off credit through to profit or loss. The allowance for ECL for financial instruments at amortized cost is reported as a deduction of financial assets and, the allowance for ECL on loan commitments and financial guarantee contracts, such as letters of credit and guarantees, is presented as a liability.
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
For the customer risk model, the Bank considers financial and operational factors, sector / industry and experience of borrowers' management, as well as the ratings of international rating agencies, quality of information and other elements of an objective nature, including projections on financial indicators.
For the country risk model, the rating is determined through the assessment of quantitative and qualitative factors specific to the country under analysis, as well as the regional and global macroeconomic environment, through historical and prospective information based on projections of relevant macroeconomic variables.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)

3.4    Financial assets and liabilities (continued)
In general, there are three groups of quantitative factors that determine the analysis and that give rise to a quantitative rating of the country (changes in relevant macroeconomic variables; external payment capacity and access to capital; performance of domestic credit and the financial system), which is later analyzed within the sociopolitical framework of the country (qualitative factors) and may consider added deterioration for the determination of the final country rating.
i)    Measurement of ECL

Calculation of the allowance for ECL for financial instruments is made based on the risk rating resulting from the Bank's internal model and considers, generally (certain exceptions apply), the worst among the country risk rating of the transaction and the customer risk rating.
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
(1)Probability of default
(2)Credit rating by Moody’s Investors Service.

In order to maintain periodic monitoring of the quality of the portfolio, customers and countries are reviewed within a time frequency ranging from 3 to 12 months, depending on the risk rating.

The Bank measures ECL in a way that reflects: a) an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes; b) time value of money; and c) reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and prospective information based on projections of relevant macroeconomic variables.

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
The allowance for ECL includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the value of the discounted cash flows (or fair value of collateral) of the credit is lower than its gross carrying amount. The formula-based component (collective assessment basis), covers the Bank’s performing credit portfolio and it is established based on a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. This assessment considers comprehensive information that incorporates not only days-past-due data, but other relevant credit information, such as prospective information based on projections of relevant macroeconomic variables.
ECL are a probability-weighted estimate of the present value of credit losses. These are measured as the difference in the present value of the cash flows due to the Bank under the contract and the cash flows that the Bank expects to receive arising from the weighting of multiple recovery scenarios, discounted at the asset’s effective interest rate (EIR). For undrawn loan commitments, the ECL is the difference between the present value of the contractual cash flows that are due to the Bank if the holder of the commitment draws down the loan and the cash flows that the Bank expects to receive if the loan is drawn down. For financial guarantee contracts, the ECL is the difference between the expected payments to reimburse the holder of the guaranteed debt instrument less any amounts that the Bank expects to receive from the holder, the debtor or any other party.
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
The impairment loss is calculated by comparing the present value of the future expected cash flows, discounted at the original effective rate of the loan, to its gross carrying amount and the amount of any loss is recognized as a provision for losses in the consolidated statement of profit or loss for those measured at amortized cost, and in equity for those operations measured at FVOCI.
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
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)

3.4    Financial assets and liabilities (continued)
Future cash flows in a group of loans that are collectively assessed to determine whether there is impairment are estimated according to the contractual cash flows of the assets in the group, the historical loss experience for the relevant observation period for assets with similar credit risk characteristics, within each group, and management´s views on whether the current economy and credit conditions can change the real level of historical inherent losses suggested.
ii)    Definition of default
The Bank considers a financial asset to be in default when it presents any of the following characteristics:
–The borrower is past due for more than 90 days in any of its financial obligations, either in the principal payment or interest, or
–Impairment in the financial condition of the customer, or the existence of other factors allowing to estimate the possibility that the balance of principal and interest on customers’ loans will not be fully recovered.
The above presumptions regarding past due loans may be rebuttable if the Bank has reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 90 days past due.

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
For financial instruments measured at FVOCI, the expected credit losses do not reduce the carrying amount in the consolidated statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the asset were measured at amortized cost would be recognized in profit or loss as the impairment amount. Impairment losses or recoveries are accounted for as an adjustment to the reserve in accumulated other comprehensive income in the consolidated statement of financial position, against profit or loss for the year.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)

3.4    Financial assets and liabilities (continued)
Additionally, to determine if there has been a significant increase in risk, the Bank applies an alert model considering the international economic environment, the specific financial situation by country and the economic analysis of the industry where the customer generates its income. The model defines a consolidated calculation of risk severity depending on the weighting of the risk severity for each scenario under analysis. Also, this model depends on the context of the variables or the ratings constructed for each one (by market, country and economic sector).
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
The allowance for ECL for credit exposures, are calculated applying the following formula:
ECL = ∑(E x PD x LGD); where:
-    Exposure (E) = the total outstanding balance at the end of the reporting period.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)

3.4    Financial assets and liabilities (continued)
-    Probabilities of Default (PD) = is the model by which the one-year probability of default applied to the portfolio to account for 12-month ECL for loans in Stage 1 and lifetime probability of default to account for ECL for loans in Stage 2. Default rates are based on historical loss experience for the relevant observation period per rating category.
-    Loss Given Default (LGD) = is the model by which a factor is applied, considering historical and prospective information based on projections of relevant macroeconomic variables. Management applies judgment in the assessment of these inputs.
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
3.5    Derivative financial instruments
3.5.1 Trading derivatives

Intermediation derivatives

The Bank enters into derivative contracts with customers in the ordinary course of its trading and intermediation activities.

The resulting market risks arising from customer derivatives are managed by the Risk Management function, which seeks to avoid maintaining open positions. Such risks are primarily managed through the execution of offsetting derivative financial instruments that economically hedge the exposures arising from customer derivative transactions.

Initial Recognition

Derivatives held for trading purposes are initially recognized in the consolidated statement of financial position at fair value on the trade date.

Subsequent Measurement

After initial recognition, derivatives are measured at fair value. Changes in fair value are recognized in profit or loss for the period within unrealized gains or losses on derivative financial instruments held for intermediation purposes. Such amounts are subsequently reclassified to realized gains or losses as the derivative instruments are settled, terminated, or otherwise realized.

The fair value of derivative instruments is determined using generally accepted valuation techniques that incorporate observable market inputs, including interest rate curves, foreign exchange rates, volatilities, and credit risk adjustments (CVA/DVA).

Derivatives with a positive fair value are presented as financial assets, while derivatives with a negative fair value are presented as financial liabilities in the consolidated statement of financial position.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)

3.5    Derivative financial instruments (continued)
Derivative Intermediation Margin

The Bank earns a derivative intermediation margin arising from pricing or rate differentials agreed with customers compared to the prices obtained when entering into offsetting derivative transactions with counterparties to manage the risks arising from customer derivative activities.

Other trading derivatives
In the normal course of business, the Bank enters into foreign exchange swap contracts to manage cash positions and foreign exchange risk. As these derivatives are not designated in hedge accounting relationships, changes in their fair value are recognized in profit or loss.
3.5.2 Derivative of hedging and risk management

Initial recognition

Derivatives held for risk management purposes include all derivative financial assets and liabilities that are not classified as derivatives held for trading and intermediation purposes. These derivatives are initially recognized at fair value in the consolidated statement of financial position on the date on which the derivative contract is entered into.

Subsequent Measurement

Subsequent to initial recognition, derivatives held for risk management purposes and hedge accounting are measured at fair value at each reporting date. The resulting gain or loss is recognized immediately in the consolidated statement of profit or loss, unless the derivative is designated and effective as a hedging instrument, in which case the timing and presentation of its recognition depend on the nature of the hedging relationship.
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

3.5    Derivative financial instruments (continued)
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

3.5    Derivative financial instruments (continued)
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
3.7    Loans
Loans reported in the consolidated statement of financial position include loans at amortized cost and FVOCI.
Loans at amortized cost consider the principal outstanding amounts and interest receivable net of unearned interest, deferred fees and allowance for ECL. Loans recognized and designated as hedged items in qualifying fair value hedging relationships, are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship. Purchased loans are recognized at the acquisition cost. The difference between the outstanding amount and the cost related to the acquisition of loans, premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are also reflected as an adjustment to the yield.
Loans measured at FVOCI consider the outstanding principal amount and accrued interest receivable, net of unearned interest, deferred fees, and the allowance for ECL. Subsequently, their fair value is updated on a recurring basis, with such adjustments recognized in other comprehensive income.
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

The Bank, on behalf of its clients base, issues, confirms and advises letters of credit to facilitate foreign trade transactions. When issuing, confirming and advising letters of credit, the Bank adds its own unqualified assurance that the Bank will pay upon presentation of complying documents as per the terms and conditions established in the letter of credit. The Bank also issues, confirms and advises stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its customers and third parties. The Bank applies the same credit policies used in its lending process, and once the commitment is issued, it becomes irrevocable and remains valid until its expiration upon the presentation of complying documents on or before the maturity date.
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
-    The Bank has the right to direct the use of the asset. The Bank has decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Bank has the right to direct the use of the asset if either:
-    The Bank has the right to operate the asset, or
-    The Bank designed the asset in a way that predetermines how and for what purpose it will be used.

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
The right-of-use assets are recognized at cost from the initial measurement of lease liabilities, adjusted for any prepayment, incremental cost, dismantling cost and accumulated depreciation. Subsequently, it is depreciated using the straight-line method from the inception date until the end of the lease term. In addition, the right-of-use asset is reduced by impairment losses, if applicable, and is adjusted for certain new measurements of the lease liability. The Bank presents its right of use assets in the line item of equipment, leases and leasehold improvements and the liability as lease liabilities, both in the consolidated statement of financial position.
3.12    Equipment, right-of-use assets and leasehold improvements

Equipment, right-of-use assets and leasehold improvements are stated at cost excluding the costs of day–to–day maintenance, less accumulated depreciation, amortization and impairment losses, if applicable. Changes in the expected useful lives are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.
Depreciation /amortization is calculated using the straight–line method over their estimated useful life, to write down the cost of assets and equipment to their residual values. The estimated useful lives are as follows:

Useful life in years
Furniture and equipment	3 to 5 years
Hardware	3 years
Other equipment	2 to 4 years
Right-of-use assets and leasehold improvements	3 to 15 years or up to the lease term
Recognition and subsequent measurement for right-of-use assets and lease liabilities are set out in Note 3.11.
Leasehold improvements are amortized on a straight-line basis calculated without exceeding the length of the respective lease contracts.
Equipment, right-of-use assets and leasehold improvements are derecognized on disposal or when no future economic benefits are expected from their use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in other income or other expenses in profit or loss.

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
The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortized using the straight-line method reducing the cost of the intangible asset to their residual value over the estimated useful lives of the assets. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and they are treated as changes in accounting estimates. Amortization is calculated using the straight-line method with a minimum of 2 years and a maximum of 7 years. The amortization expense on intangible assets with finite lives is presented as a separate line item in profit or loss.
Bank’s intangible assets include the cost of computer software, licenses, among others. Gains or losses arising from the derecognition of an intangible asset are determined by the Bank as the difference between the proceeds from the sale or disposal and the net carrying amount of the intangible asset and recognized in profit or loss for the year in which the transaction occurs.
3.14    Impairment of non-financial assets

A non-financial asset is impaired when the Bank is not able to recover that asset’s carrying value, either through its use or sale. If circumstances arise which indicate that a non-financial asset might be impaired, a review should be undertaken of its cash generating abilities through use or sale. This review will produce an amount which should be compared with the asset’s carrying value, and if the carrying value is higher, the difference must be written off as impairment in profit or loss. On the other hand, if there is any indication that previously recognized impairment losses may no longer exist or may have decreased, the Bank makes an estimate of the recoverable amount. In that case, the carrying amount of the asset is increased to its recoverable amount. This increase cannot exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss.
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
3.16    Equity
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
-    Fair value reserve: The fair value reserve comprises the cumulative net change in the fair value of investment securities measured at FVOCI, less the ECL allowance recognized in profit or loss, and less the risk hedged when an underlying was designated in a fair value hedging relationship.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)
3.16    Equity (continued)
Treasury stock
The own equity instruments of the Bank which are acquired by it or by any of its subsidiaries (treasury stock) are deducted from equity and accounted for at weighted average cost. Consideration paid or received on the purchase, sale, issue or cancellation of the Bank’s own equity instruments is recognized directly in equity.
No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments; such amounts are recognized directly in equity.
Other equity instruments
The Bank classifies the issuance of financial instruments as either financial liabilities or equity instruments in accordance with the substance of the contractual terms of such instruments. The Bank’s other equity instruments are not redeemable at the option of the holders and grant rights solely at the discretion of the Board of Directors. Accordingly, they are presented within equity. Distributions related to these instruments are recognized in equity. Based on the Bank’s assessment of the terms of the instruments, coupon payments meet the definition of dividends.
Equity issuance costs
Incremental costs that are directly attributable to the issuance of an equity instrument are deducted from the initial measurement of the equity instruments.
3.17    Share-based payment transactions
The grant-date fair value of equity-settled share-based payment arrangements granted to employees is recognized as employee compensation expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as expense is adjusted to reflect the number of awards for which the related service conditions and non-market performance conditions are expected to be satisfied, so that the amount ultimately recognized is based on the number of awards that satisfy such service and non-market performance conditions at the vesting date.
3.18    Earnings per share
Basic earnings per share is computed by dividing the profit for the year (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. Diluted earnings per share measure performance incorporating the effect that potential common shares would have. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries could exercise their stock purchase options.
3.19    Taxes
Income taxes

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to tax authorities. Tax laws and regulations used to compute those amounts are those enacted or substantively enacted by the reporting date:
-    Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract law signed between the Republic of Panama and the Bank.
-    Bladex Representacao Ltda. is subject to income taxes in Brazil.
-    Bladex Development Corp. is subject to income taxes in Panama.
-    The New York Agency and Bladex Holdings, Inc., incorporated in the USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with their operations in that country.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)
3.19    Taxes (continued)
Current and deferred tax

The current tax at the reporting date as well as for the deferred tax, result in an immaterial amount, whereby the changes are presented in the consolidated statement of financial position as other assets/other liabilities and in the consolidated statement of profit or loss as other income/expenses.
The Bank performs an annual assessment of laws and regulations in its different jurisdictions together with its tax experts to determine uncertainty regarding income tax treatments, concluding that there is no uncertainty about tax treatments applied in each tax legislation.
3.20    Segment reporting
The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue and expense items to each business segment on a systematic basis. The maximum decision-making operating authority of the Bank is represented by the Chief Executive Officer and the Executive Committee, who periodically review the internal management reports for each of the two divisions. Segment profit, as included in the internal management reports is used to measure performance as management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate within the same industry.
The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, mainly from financial instruments at FVOCI and financial instruments at FVTPL, which are included in other income, net. The Bank also discloses its other assets and other liabilities by business segment, to give an indication of the size of business that generates net fees and commissions, also included in other income, net.
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
Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, negotiation, acceptance, confirmation and amendment of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as infrequent sales in the secondary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL and FVOCI; (v) reversal of allowance for loans losses, (vi) gain (loss) on other non-financial assets, net; (vii) direct and allocated operating expenses and (viii) funding cost.
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
Profits from the Treasury Business Segment include (i) net interest income derived from the above mentioned treasury assets and liabilities, (ii) gain (loss) on derivative financial instruments and foreign currency exchange, (iii) gain (loss) on financial instruments at FVOCI, (iv) intermediation margin in derivatives with clients, (v) reversal of (provision) for credit losses on such instruments and (vi) direct and allocated operating expenses.

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
Determining the allowance for ECL
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
When establishing ECL, judgment is applied by management in order to assess the amount and timing of the future cash flows with the purpose of evaluating whether credit risk has significantly increased since initial recognition, taking into account the characteristics of the financial asset and the former patterns pre-established for similar financial assets. The changes in risk of default occurring within the next 12 months can be a reasonable approach of the changes in the risk measure according to the lifetime of the instrument. The Bank uses the changes in risk of default occurring within the next 12 months to determine if the credit risk has significantly increased since initial recognition, unless the circumstances indicate an assessment during the lifetime of the instrument is necessary.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)
3.21    Judgments, estimates and significant accounting assumptions (continued)
Determining the fair value of financial instruments
i.    Models and assumptions used
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
Business model assessment
Classification and measurement of financial assets depends on the results of the SPPI and the business model test. The Bank determines the business model at a level that reflects how groups of financial assets are managed together to achieve a particular business objective. This assessment includes judgment reflecting all relevant evidence including how the assets' performance is evaluated and their performance is measured, and the risks that affect the performance of the assets and how they are managed. The Bank monitors financial assets measured at amortized cost or fair value through other comprehensive income that are derecognized prior to their maturity to understand the reason for their disposal and whether the reasons are consistent with the objective of the business for which the asset was held.
B.    Estimates and assumptions
In preparing these consolidated financial statements management has made estimates, judgments and assumptions at the reporting date that affect the carrying amounts of assets and liabilities. Existing circumstances and assumptions about future developments, however may change due to market changes or circumstances beyond the control of the Bank. Such changes are reflected when they occur.
Going concern
The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Therefore, the consolidated financial statements were prepared on a going concern basis.
4. New accounting standards and amendments issued but not yet effective
Certain new accounting standards and amendments to accounting standards are effective for the years 2026 and 2027 and earlier application is permitted. The Bank has not early adopted any of these new accounting standards or amendments in preparing these consolidated financial statements.
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

4. New accounting standards and amendments issued but not yet effective (continued)

c.add new disclosures for certain instruments with contractual terms that may change cash flows (such as some financial instruments with features linked to the achievement of environmental, social and governance objectives); and

d.update disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The Bank is currently assessing the impact of the new amendments and, based on the evaluation performed to date, has not identified any material impact on its consolidated financial statements.

January 1, 2027: Presentation and disclosure in financial statements - IFRS 18: This new standard on presentation and disclosure in financial statements, which replaces IAS 1, focuses on updates to the statements of profit or loss.

Key new concepts introduced in IFRS 18 relate to:

a.the structure of the statement of profit or loss with defined subtotals;

b.requirement to determine the most useful summary structure for presenting expenses in the statement of profit or loss disclosures

c.required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (i.e., performance measures defined by management, "MPMs"); and

d.enhanced principles on aggregation and disaggregation that apply to the primary financial statements and notes generally.

The Bank is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the consolidated statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Bank is also assessing the impact on how information is grouped in the consolidated financial statements, including for items currently labelled as “other”.

January 1, 2027: Subsidiaries without Public Accountability - IFRS 19: This new standard allows for certain eligible subsidiaries that report under IFRS accounting standards apply reduced disclosure requirements of IFRS 19. These reduced disclosure requirement are expected to balance the information needs of users of eligible subsidiaries' financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries. A subsidiary is eligible if:

a.it has no public accountability, and

b.it has an ultimate or intermediate parent company that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

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
Bank deposits

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.38	1,923,151	—	—	1,923,151
Grades 5 - 6	0.39-3.81	660	—	—	660
Grades 7 - 8	3.82-34.52	75	—	—	75
		1,923,886	—	—	1,923,886
Loss allowance		(155)	—	—	(155)
Total		1,923,731	—	—	1,923,731

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	1,964,543	—	—	1,964,543
Grades 5 - 6	0.42-3.81	593	—	—	593
Grades 7 - 8	3.82-34.52	9	—	—	9
		1,965,145	—	—	1,965,145
Loss allowance		—	—	—	—
Total		1,965,145	—	—	1,965,145
Loans, at amortized cost (1)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.38	5,399,585	—	—	5,399,585
Grades 5 - 6	0.39-3.81	3,412,140	78,892	—	3,491,032
Grades 7 - 8	3.82-34.52	125,507	102,127	—	227,634
Grades 9 - 10	34.53-100	—	—	39,985	39,985
		8,937,232	181,019	39,985	9,158,236
Loss allowance		(31,660)	(33,169)	(28,979)	(93,808)
Total		8,905,572	147,850	11,006	9,064,428

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 -0.41	2,971,709	—	—	2,971,709
Grades 5 - 6	0.42- 3.81	4,704,760	299,292	—	5,004,052
Grades 7 - 8	3.82 - 34.52	397,049	71,664	—	468,713
Grades 9 - 10	34.53- 100	—	—	17,513	17,513
		8,073,518	370,956	17,513	8,461,987
Loss allowance		(45,635)	(20,040)	(12,483)	(78,158)
Total		8,027,883	350,916	5,030	8,383,829

(1) Loans at amortized cost include interest and commission receivable.
Loans at FVOCI

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.38	15,627	—	—	15,627
Grades 5 - 6	0.39 - 3.81	61,613	—	—	61,613
		77,240	—	—	77,240
Loss allowance - FVOCI		(468)	—	—	(468)

As of December 31, 2024, no loans were classified at FVOCI.
Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05 - 0.38	876,482	—	876,482
Grades 5 - 6	0.39 - 3.81	676,044	365	676,409
Grades 7 - 8	3.82 - 34.52	287,766	—	287,766
		1,840,292	365	1,840,657
Customers' liabilities under acceptances
Grades 1 - 4	0.05 - 0.38	64,761	—	64,761
Grades 5 - 6	0.39 - 3.81	31,284	—	31,284
Grades 7 - 8	3.82 - 34.52	65,552	—	65,552
		161,597	—	161,597
		2,001,889	365	2,002,254
Provision		(12,128)	(2)	(12,130)
Total		1,989,761	363	1,990,124

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05 - 0.41	545,855	—	545,855
Grades 5 - 6	0.42 - 3.81	630,648	6,099	636,747
Grades 7 - 8	3.82 - 34.52	226,278	5,500	231,778
		1,402,781	11,599	1,414,380
Customers' liabilities under acceptances
Grades 1 - 4	0.05 - 0.41	204,421	—	204,421
Grades 5 - 6	0.42 - 3.81	1,155	—	1,155
Grades 7 - 8	3.82 - 34.52	39,489	—	39,489
		245,065	—	245,065
		1,647,846	11,599	1,659,445
Provision		(4,815)	(560)	(5,375)
Total		1,643,031	11,039	1,654,070
Securities at amortized cost (1)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.38	1,294,293	—	1,294,293
Grades 5 - 6	0.39 - 3.81	55,550	10,654	66,204
		1,349,843	10,654	1,360,497
Loss allowance		(918)	(65)	(983)
Total		1,348,925	10,589	1,359,514

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.41	1,020,297	—	1,020,297
Grades 5 - 6	0.42 - 3.81	72,976	10,482	83,458
		1,093,273	10,482	1,103,755
Loss allowance		(1,133)	(178)	(1,311)
Total		1,092,140	10,304	1,102,444
Securities at FVOCI (1)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.38	69,476	—	69,476
Loss allowance - FVOCI		(16)	—	(16)

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.41	99,486	—	99,486
Loss allowance - FVOCI		(23)	—	(23)

(1) Securities at amortized cost and FVOCI include interest receivable.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)

The loss allowance for loans and investment securities at FVOCI does not affect the carrying value of the assets. These allowances are included in equity in the consolidated statement of financial position in the line Other comprehensive income.
The following table presents information on the current and past due balances of loans:

	December 31,
	2025	2024
Current	9,195,491	8,444,474
Past due (1)	39,985	17,513
Total	9,235,476	8,461,987
(1) Past due loans are classified in Stage 3.
The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	December 31, 2025
	Notional value USD	Derivative financial instruments - fair value assets	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,754,481	27,644	(5,868)
Cross-currency swaps	1,317,295	43,762	(57,027)
Foreign exchange forwards	7,039	—	(44)
Total	3,078,815	71,406	(62,939)

	December 31, 2024
	Notional value USD	Derivative financial instruments - fair value assets	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,132,827	10,805	(2,667)
Cross-currency swaps	1,391,715	11,510	(139,038)
Total	2,524,542	22,315	(141,705)
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
Loans

The main types of collateral obtained for commercial loans are as follows:
-    Liens on real estate property and trade receivables.

The Bank also obtains guarantees from parent companies for loans to their subsidiaries. Management monitors the market value of collateral and will request additional collateral in accordance with the underlying agreement. It is the Bank’s policy to dispose of repossessed property in an orderly manner. The proceeds are used to reduce or repay the outstanding claim. In general, the Bank does not occupy repossessed or property received in lieu of payment for business use.
The Bank holds guarantees and other financial credit enhancements against certain exposures in the loan portfolio. As of December 31, 2025, and 2024, the coverage ratio to the carrying amount of the loan portfolio was 4% and 9% respectively.
iii.    Incorporation of prospective information based on projections of relevant macroeconomic variables
The Bank incorporates prospective information based on projections of relevant macroeconomic variables, when assessing whether the credit risk of a financial instrument has significantly increased since initial recognition applying customer and country risk rating models which include projections of the inputs under analysis.
Supplementary, for the ECL measurement, the results of the “alert model” can be considered, through the assessment of a severity indicator of total risk resulting from the estimates and assumptions of several macroeconomic variables. These estimates and assumptions are supported by a base scenario. Other scenarios represent upside and downside results. The implementation and interpretation of the outcomes of the alert model are based on Management´s expert judgment, giving consideration to areas such as Credit Risk, Economic Studies and Loan Recovery of the Bank.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
The external information could include economic data and projections published by governmental committees, monetary agencies (for example, the U.S. Federal Reserve and banking authorities from countries where the Bank operates), supranational organizations (International Monetary Fund, The World Bank, World Trade Organization), private sector, academic projections, credit rating agencies, among others.
The review of both each country and the region incorporates a large number of variables. The historical and prospective information based on projections of relevant macroeconomic variables allows for the estimation of possible macroeconomic effects on the Bank's portfolio. In any case, the main variables used in the model as inputs are:

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
The table below lists the alert model's macroeconomic variables for countries representing the higher exposures, for the base, upside and downside scenarios over the five-year forecasted average available for each reporting period.

		Variable
		GDP Growth (Var.% )		ComEx Growth Index (Var.% )
		December 31,		December 31,
	Scenario	2025	2024	2025	2024
	Base	5.3%	2.3%	5.3%	5.3%
Brazil	Upside	3.2%	3.3%	8.8%	8.8%
	Downside	0.8%	0.9%	1.3%	1.3%
	Base	3.8%	2.6%	3.8%	3.0%
Colombia	Upside	3.8%	3.7%	6.8%	6.0%
	Downside	1.4%	1.3%	0.3%	-0.5%
	Base	3.7%	1.8%	3.7%	2.8%
Mexico	Upside	2.5%	2.8%	7.7%	6.8%
	Downside	0.3%	0.6%	-0.8%	-1.7%
	Base	4.4%	2.3%	4.4%	4.4%
Chile	Upside	3.3%	3.4%	7.9%	7.9%
	Downside	1.0%	1.1%	0.4%	0.4%
	Base	5.5%	4.8%	5.5%	4.5%
Dominican Republic	Upside	6.0%	6.0%	9.0%	8.0%
	Downside	3.5%	3.5%	1.5%	0.5%
	Base	5.4%	3.5%	5.4%	5.8%
Guatemala	Upside	4.8%	4.5%	8.4%	8.8%
	Downside	2.6%	2.3%	1.9%	2.3%
	Base	2.7%	3.6%	2.7%	1.2%
Panama	Upside	5.5%	5.1%	5.7%	4.2%
	Downside	2.6%	2.2%	-0.8%	-2.3%
Costa Rica	Base	6.2%	3.4%	6.2%	6.2%
	Upside	4.5%	4.4%	9.7%	9.7%
	Downside	2.2%	2.1%	2.2%	2.2%
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Bank deposits

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	—	—	—	—
Net effect of changes in allowance for expected credit losses	155	—	—	155
Impairment losses on financial instruments	155	—	—	155
Allowance for expected credit losses as of December 31, 2025	155	—	—	155
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158
Transfer to lifetime expected credit losses	(176)	(10,151)	10,327	—
Net effect of changes in allowance for expected credit losses	(2,762)	14,536	5,548	17,322
Financial instruments that have been derecognized during the year	(35,330)	(6,640)	—	(41,970)
New financial instruments originated or purchased	24,293	15,384	—	39,677
Impairment losses on financial instruments	(13,975)	13,129	15,875	15,029
Recoveries	—	—	621	621
Allowance for expected credit losses as of December 31, 2025	31,660	33,169	28,979	93,808

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410
Transfer to lifetime expected credit losses	(235)	(1,237)	1,472	—
Net effect of changes in allowance for expected credit losses	(1,007)	6,013	2,978	7,984
Financial instruments that have been derecognized during the year	(23,723)	(5,807)	—	(29,530)
New financial instruments originated or purchased	35,822	3,337	—	39,159
Impairment losses on financial instruments	10,857	2,306	4,450	17,613
Recoveries	—	—	1,135	1,135
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Loans at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	—	—	—	—
New financial instruments originated or purchased	468	—	—	468
Impairment losses on financial instruments	468	—	—	468
Allowance for expected credit losses as of December 31, 2025	468	—	—	468
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

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375
Net effect of changes in reserve for expected credit losses	(284)	(5)	—	(289)
Financial instruments that have been derecognized during the year	(3,369)	(553)	—	(3,922)
New financial instruments originated or purchased	10,966	—	—	10,966
Impairment losses on financial instruments	7,313	(558)	—	6,755
Allowance for expected credit losses as of December 31, 2025	12,128	2	—	12,130

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059
Transfer to lifetime expected credit losses	(84)	84	—	—
Net effect of changes in reserve for expected credit losses	(154)	312	—	158
Financial instruments that have been derecognized during the year	(2,671)	(1,136)	—	(3,807)
New financial instruments originated or purchased	3,819	146	—	3,965
Impairment losses on financial instruments	910	(594)	—	316
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311
Transfer to lifetime expected credit losses	(19)	19	—	—
Net effect of changes in allowance for expected credit losses	(2)	(85)	—	(87)
Financial instruments that have been derecognized during the year	(387)	—	—	(387)
New financial instruments originated or purchased	193	—	—	193
Impairment reversals on financial instruments	(215)	(66)	—	(281)
Write-offs	—	(47)	—	(47)
Allowance for expected credit losses as of December 31, 2025	918	65	—	983

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632
Transfer to lifetime expected credit losses	(21)	21	—	—
Net effect of changes in allowance for expected credit losses	(55)	(7)	(331)	(393)
Financial instruments that have been derecognized during the year	(392)	(238)	—	(630)
New financial instruments originated or purchased	371	—	—	371
Impairment reversals on financial instruments	(97)	(224)	(331)	(652)
Recoveries	—	—	331	331
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311
Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	23	—	—	23
Financial instruments that have been derecognized during the year	(14)	—	—	(14)
New financial instruments originated or purchased	7	—	—	7
Impairment reversals on financial instruments	(7)	—	—	(7)
Allowance for expected credit losses as of December 31, 2025	16	—	—	16

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1	—	—	1
Financial instruments that have been derecognized during the year	1	—	—	1
New financial instruments originated or purchased	21	—	—	21
Impairment losses on financial instruments	22	—	—	22
Allowance for expected credit losses as of December 31, 2024	23	—	—	23
The following table provides a summary of impairment losses on financial instruments presented in the consolidated statement of profit or loss:

	December 31,
	2025	2024	2023
Cash and due from banks	155	—	—
Loans at amortized cost	15,029	17,613	25,354
Loans at FVOCI	468	—	—
Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances	6,755	316	1,431
Securities at amortized cost	(281)	(652)	687
Securities at FVOCI	(7)	22	(9)
Total	22,119	17,299	27,463

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
v.Credit-impaired financial assets
Credit-impaired loans and advances are graded 9 and 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

	December 31,
Loans at amortized cost:	2025	2024
Credit-impaired loans at beginning of the year	12,483	6,898
Classified as credit-impaired during the year	10,327	1,472
Change in allowance for ECL	4,720	2,832
Interest income	828	146
Recoveries	621	1,135
Credit-impaired loans at end of year	28,979	12,483

	December 31,
Securities at amortized cost:	2025	2024
Credit-impaired securities at the beginning of the year	—	—
Change in allowance for ECL	—	(331)
Recoveries	—	331
Credit-impaired securities at end of year	—	—

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
vi.Concentrations of credit risk
The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans at amortized cost, loan commitments, financial guarantees and securities at amortized cost is as follows.
Concentration by sector and industry

	Loans at amortized cost		Loan commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized cost
	December 31,		December 31,		December 31,
	2025	2024	2025	2024	2025	2024
Carrying amount - principal	9,158,236	8,461,987	161,597	245,065	1,360,497	1,103,755
Amount committed/guaranteed	—	—	1,840,657	1,414,380	—	—

Concentration by sector
Corporations:
Private	5,158,895	4,410,940	1,357,884	913,266	723,976	613,629
State-owned	1,194,949	974,470	254,122	82,241	45,516	12,039
Financial institutions:
Private	2,427,179	2,567,264	126,824	140,287	335,039	357,891
State-owned	257,479	426,469	263,424	523,651	65,038	28,650
Sovereign	119,734	82,844	—	—	190,928	91,546
Total	9,158,236	8,461,987	2,002,254	1,659,445	1,360,497	1,103,755

Concentration by industry
Financial institutions	2,684,658	2,993,733	390,248	663,938	400,077	403,257
Manufacturing	2,864,918	2,370,275	448,860	555,844	403,603	369,999
Oil and petroleum derived products	1,264,187	963,161	707,990	95,878	98,876	89,047
Agricultural	330,621	454,285	28,950	32,229	—	—
Services	686,726	636,000	251,670	163,396	152,037	114,764
Mining	387,599	271,186	60,914	51,413	20,014	14,866
Sovereign	119,734	82,843	—	—	190,928	54,517
Other	819,793	690,504	113,622	96,747	94,962	57,305
Total	9,158,236	8,461,987	2,002,254	1,659,445	1,360,497	1,103,755

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Concentration by sector and industry at FVOCI

	Loans at FVOCI		Securities FVOCI
	December 31,		December 31,
	2025	2024	2025	2024
Carrying amount - principal	77,240	—	69,476	99,486

Concentration by sector
Corporations:
Private	52,691	—	—	—
Financial institutions:
Private	19,424	—	—	—
State-owned	5,125	—	69,476	99,486
Total	77,240	—	69,476	99,486

Concentration by industry
Financial institutions	24,549	—	69,476	99,486
Agricultural	15,627	—	—	—
Mining	37,064	—	—	—
Total	77,240	—	69,476	99,486

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Concentration by country

	Loans at amortized cost		Commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized cost

	December 31,		December 31,		December 31,
	2025	2024	2025	2024	2025	2024
Carrying amount - principal	9,158,236	8,461,987	161,597	245,065	1,360,497	1,103,755
Amount committed/guaranteed	—	—	1,840,657	1,414,380	—	—

Concentration by country
Argentina	198,905	113,226	169,695	248	—	—
Australia	—	—	—	—	9,936	9,906
Belgium	—	17,859	—	—	15,696	15,181
Bolivia	—	—	—	1,000	—	—
Brazil	1,130,060	1,257,185	135,428	188,125	7,009	24,281
Canada	—	11,718	26,591	26,413	47,743	44,828
Chile	501,107	454,602	67,887	50,976	29,986	37,713
China	14,917	14,995	—	—	—	—
Colombia	1,080,071	920,975	84,837	82,225	14,898	15,143
Costa Rica	461,965	357,112	61,212	55,263	8,141	8,128
Dominican Republic	919,673	855,539	135,214	122,057	—	—
Ecuador	183,502	223,461	206,845	269,369	—	—
El Salvador	100,756	71,716	29,084	20,000	—	—
United Arab Emirates	—	—	—	—	3,521	—
Finland	—	—	—	—	13,365	—
France	68,555	95,577	72,443	46,573	15,011	14,985
Germany	—	—	15,000	15,000	29,998	29,737
Guatemala	1,537,176	1,011,790	117,786	113,028	—	—
Honduras	108,137	219,527	22,862	1,625	—	—
Ireland	—	—	—	—	14,408	14,407
Italy	23,375	1,747	1,442	—	—	—
Jamaica	57,969	43,503	—	—	—	—
Japan	—	9,446	—	—	60,402	61,834
Korea	—	—	—	—	34,704	14,448
Kuwait	—	—	—	—	20,159	—
Mexico	1,116,825	1,015,738	205,726	184,208	1,269	27,898
Multilateral	—	—	—	—	28,143	—
Netherlands	—	—	4,500	25,764	9,933	—
Norway	—	—	—	—	24,577	10,092
Panama	571,207	455,288	35,989	22,243	75,494	71,552
Paraguay	210,047	196,674	250	230	—	—
Peru	173,441	418,460	212,219	356,978	9,971	30,878
Puerto Rico	6,632	20,762	15,000	10,000	—	—
Qatar	—	—	—	—	30,103	—
Saudi Arabia	—	—	—	—	49,919	—
Singapore	131,154	282,311	5,507	6,514	—	—
Spain	—	—	—	8	—	—
Suriname	3,627	—	146,401	—	—	—
Sweden	—	—	—	—	14,932	14,832
Trinidad and Tobago	171,001	167,522	43,000	—	—	—
United States of America	219,563	137,642	39,198	7,114	740,864	618,680
United Kingdom	103,665	74,985	141,696	—	50,315	39,232
Uruguay	64,906	12,627	6,442	54,484	—	—
Total	9,158,236	8,461,987	2,002,254	1,659,445	1,360,497	1,103,755

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Concentration by country for financial instruments at FVOCI

	Loans at FVOCI		Securities at FVOCI
	December 31,		December 31,
	2025	2024	2025	2024
Gross amount	77,240	—	69,476	99,486

Concentration by country
Dominican Republic	37,064	—	—	—
El Salvador	24,549	—	—	—
Guatemala	15,627	—	—	—
Multilateral	—	—	69,476	99,486
Total	77,240	—	69,476	99,486
vii.Offsetting financial assets and liabilities
The following tables include financial assets and liabilities that are offset in the consolidated financial statements or subject to an enforceable master netting arrangement:
Derivative financial instruments – assets

	December 31, 2025
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	69,837	—	69,837	—	(49,266)	20,571
Total	69,837	—	69,837	—	(49,266)	20,571

	December 31, 2024
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	22,315	—	22,315	—	(6,410)	15,905
Total	22,315	—	22,315	—	(6,410)	15,905

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Securities sold under repurchase agreements and derivative financial instruments – liabilities

	December 31, 2025
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(130,509)	—	(130,509)	147,480	—	16,971

Derivative financial instruments used for hedging at FVTPL	(62,506)	—	(62,506)	—	51,353	(11,153)
Total	(193,015)	—	(193,015)	147,480	51,353	5,818

	December 31, 2024
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(214,035)	—	(214,035)	239,046	564	25,575

Derivative financial instruments used for hedging at FVTPL	(141,705)	—	(141,705)	—	116,743	(24,962)
Total	(355,740)	—	(355,740)	239,046	117,307	613

B.Liquidity risk
i.Exposure to liquidity risk
The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and funding with a remaining tenor of 30 days. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities with investment grade.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.Liquidity risk (continued)
The following table details the Bank’s liquidity ratios:

	December 31,
	2025	2024
At the end of the year	159.26%	264.58%
Year average	129.49%	181.75%
Maximum of the year	212.53%	335.28%
Minimum of the year	103.63%	107.20%
The following table includes the Bank’s liquid assets by country risk:

	December 31, 2025			December 31, 2024
(in millions of US dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United States of America	1,784	—	1,784	1,650	—	1650
Other O.E.C.D countries	3	—	3	41	—	41
Latin America	5	—	5	3	—	3
Multilateral	50	69	119	125	99	224
Total	1,842	69	1,911	1,819	99	1,918
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	December 31,
	2025	2024
(in millions of US dollars)
Demand and "overnight" deposits	879	694
Demand and "overnight" deposits to total deposits	13.31%	12.82%
The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	December 31,
(in millions of US dollars)	2025	2024
Total liquid assets	1,911	1,918
Total liquid assets to total liabilities	28.94%	35.45%
Total liquid assets in the Federal Reserve of the United States of America	90.74%	53.21%

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
The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

	December 31,
(in millions of US dollars)	2025	2024
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	5,247	5,127
Average term (days)	180	187
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

	December 31,
(in millions of US dollars)	2025	2024
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	5,349	4,438
Average term (days)	1409	1388

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

	December 31, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,906,085	18,379	—	—	—	1,924,464	1,923,731
Securities	103,225	134,775	203,340	1,079,046	31,792	1,552,178	1,428,990
Loans	2,711,751	1,651,349	2,003,457	3,417,682	331,015	10,115,254	9,141,668
Customers' liabilities under acceptances	102,576	36,206	22,815	—	—	161,597	161,597
Trading derivative - assets	—	—	—	—	1,569	1,569	1,569
Derivative assets held for risk management purposes	7,989	189	3,685	54,654	3,320	69,837	69,837
Total	4,831,626	1,840,898	2,233,297	4,551,382	367,696	13,824,899	12,727,392

Liabilities
Customer deposits	(5,153,930)	(745,511)	(503,687)	(263,845)	—	(6,666,973)	(6,640,290)
Securities sold under repurchase agreements	(7,800)	(68,015)	(58,631)	—	—	(134,446)	(130,509)
Borrowings and debt	(1,093,223)	(550,119)	(447,676)	(2,246,182)	(49,796)	(4,386,996)	(4,030,389)
Lease liabilities	(361)	(363)	(737)	(6,096)	(10,872)	(18,429)	(18,429)
Acceptances outstanding	(102,576)	(36,206)	(22,815)	—	—	(161,597)	(161,597)
Trading derivative -liabilities	—	—	—	—	(433)	(433)	(433)
Derivatives liabilities held for risk management purposes	(7,888)	—	(16,755)	(37,459)	(404)	(62,506)	(62,506)
Total	(6,365,778)	(1,400,214)	(1,050,301)	(2,553,582)	(61,505)	(11,431,380)	(11,044,153)

Subtotal net position	(1,534,152)	440,684	1,182,996	1,997,800	306,191	2,393,519	1,683,239

Off-balance sheet contingencies
Confirmed letters of credit	141,926	74,009	24,185	—	—	240,120
Stand-by letters of credit and guarantees	301,972	169,182	255,763	109,517	—	836,434
Loans and letter of credit commitments	59,206	139,204	134,631	397,491	33,571	764,103
Total	503,104	382,395	414,579	507,008	33,571	1,840,657
Total net position	(2,037,256)	58,289	768,417	1,490,792	272,620	552,862

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.    Liquidity risk (continued)

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,944,338	5,286	15,710	—	—	1,965,334	1,965,145
Securities	84,980	66,341	109,616	1,036,660	44,522	1,342,119	1,201,930
Loans	2,759,031	2,018,051	1,557,065	2,583,263	247,238	9,164,648	8,383,829
Customers' liabilities under acceptances	153,091	53,466	38,508	—	—	245,065	245,065
Derivative assets held for risk management purposes	1,218	9,484	951	10,592	70	22,315	22,315
Total	4,942,658	2,152,628	1,721,850	3,630,515	291,830	12,739,481	11,818,284

Liabilities
Customer deposits	(4,413,516)	(597,055)	(354,883)	(93,369)	—	(5,458,823)	(5,461,901)
Securities sold under repurchase agreements	(101,528)	—	(23,268)	(89,355)	—	(214,151)	(214,035)
Borrowings and debt	(1,138,907)	(688,359)	(675,517)	(2,274,040)	(47,425)	(4,824,248)	(4,388,720)
Lease liabilities	(244)	(276)	(684)	(5,592)	(12,437)	(19,233)	(19,232)
Acceptances outstanding	(153,091)	(53,466)	(38,508)	—	—	(245,065)	(245,065)
Derivative liabilities held for risk management purposes	(9,379)	(70)	(1,192)	(129,609)	(1,455)	(141,705)	(141,705)
Total	(5,816,665)	(1,339,226)	(1,094,052)	(2,591,965)	(61,317)	(10,903,225)	(10,470,658)

Subtotal net position	(874,007)	813,402	627,798	1,038,550	230,513	1,836,256	1,347,626

Off-balance sheet contingencies
Confirmed letters of credit	358,624	141,422	36,304	—	—	536,350
Stand-by letters of credit and guarantees	141,843	133,149	178,798	66,495	—	520,285
Credit commitments	60,341	39,900	40,350	208,868	8,286	357,745
Total	560,808	314,471	255,452	275,363	8,286	1,414,380
Total net position	(1,434,815)	498,931	372,346	763,187	222,227	421,876

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
Future undiscounted cash flows presented in the table above for some financial assets and financial liabilities vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.
iii. Liquidity reserves
As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.
The following table sets out the components of the Bank’s liquidity reserves:

	December 31, 2025		December 31, 2024
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,734,177	1,734,177	1,020,858	1,020,858
Cash and due from banks (1)	108,031	108,031	799,073	799,073
Total	1,842,208	1,842,208	1,819,931	1,819,931
(1)Excludes pledged deposits.
iv.    Financial assets available to support future funding
The following table sets out the Bank’s financial assets available to support future funding:

	December 31, 2025		December 31, 2024
	Guaranteed	Available as collateral	Guaranteed	Available as collateral
Cash and due from banks	80,954	1,842,208	143,907	1,819,931
Notional of investment securities	510,029	929,898	558,981	665,715
Loans at amortized cost - outstanding principal balance	—	9,104,725	—	8,375,172
Total	590,983	11,876,831	702,888	10,860,818

The total financial assets recognized in the statement of financial position that had been pledged as collateral for liabilities as of December 31, 2025, and 2024, are shown in the table above.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk
The Bank manages market risk by considering the consolidated financial position of the Bank.
For the definition of market risk and information on how the Bank manages the market risks of financial instruments, see Note 6.
i.    Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of interest bearing financial assets and liabilities:

	December 31, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,890,450	18,000	—	—	—	14,712	1,923,162
Securities - principal	268,495	132,025	195,048	797,495	21,571	—	1,414,634
Loans - principal balance	5,441,055	2,170,978	1,263,048	301,109	5,111	—	9,181,301
Total	7,600,000	2,321,003	1,458,096	1,098,604	26,682	14,712	12,519,097

Liabilities
Customer deposits	(5,136,030)	(792,898)	(426,691)	(244,735)	—	(3,862)	(6,604,216)
Securities sold under repurchase agreements - principal	(129,698)	—	—	—	—	—	(129,698)
Borrowings and debt	(2,794,546)	(674,844)	(106,834)	(416,874)	—	—	(3,993,098)
Total	(8,060,274)	(1,467,742)	(533,525)	(661,609)	—	(3,862)	(10,727,012)

Net effect of derivative financial instruments held for interest rate risk management	5,138	371	(1,041)	4,043	—	—	8,511
Total interest rate sensitivity	(455,136)	853,632	923,530	441,038	26,682	10,850	1,800,596

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,940,840	5,000	15,000	—	—	2,998	1,963,838
Securities - principal	83,294	64,955	104,954	907,612	28,510	—	1,189,325
Loans - principal balance	5,053,040	2,025,688	1,039,106	248,045	9,293	—	8,375,172
Total	7,077,174	2,095,643	1,159,060	1,155,657	37,803	2,998	11,528,335

Liabilities
Customer deposits	(4,404,015)	(645,546)	(336,377)	(24,130)	—	(2,656)	(5,412,724)
Securities sold under repurchase agreements - principal	(133,898)	—	(58,636)	(20,397)	—	—	(212,931)
Borrowings and debt	(2,932,280)	(801,575)	(460,355)	(158,106)	—	—	(4,352,316)
Total	(7,470,193)	(1,447,121)	(855,368)	(202,633)	—	(2,656)	(9,977,971)

Net effect of derivative financial instruments held for interest risk management	(8,159)	9,414	(242)	(119,018)	(1,385)	—	(119,390)
Total interest rate sensitivity	(401,178)	657,936	303,450	834,006	36,418	342	1,430,974
Interest rate risk management is complemented by monitoring the sensitivity of the Bank´s financial assets and liabilities, considering several standard interest rate scenarios. The standard scenarios considered monthly include a parallel decline or increase of 50 bps, 100 bps, and 200 bps across all yield curves, which are evaluated based on market behavior.

The Bank performs a sensitivity analysis of the most likely increase or decrease in market interest rates at the reporting date, assuming non-asymmetric movements in the yield curves and a constant financial situation to assess the effect on profit or loss.

Interest rate sensitivity analysis affects reported equity in the following ways:
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

The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
December 31, 2025	+50 bps	1,592	5,215	(9,823)
	-50 bps	(1,773)	(5,320)	9,911

December 31, 2024	+50 bps	343	9,586	(14,709)
	-50 bps	(668)	(9,770)	14,714
ii.    Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships.

	December 31, 2025
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	5.49	1.17	156.74	3,773.58	18.01
Assets
Cash and due from banks	60	1,847	8	50	2,309	80	4,354
Loans	—	27,472	—	—	415,704	25,175	468,351
Total	60	29,319	8	50	418,013	25,255	472,705

Liabilities
Borrowings and debt	—	(28,910)	—	—	(417,953)	(25,175)	(472,038)
Total	—	(28,910)	—	—	(417,953)	(25,175)	(472,038)
							—
Net currency position	60	409	8	50	60	80	667

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)

	December 31, 2024
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	6.17	1.04	157	4,405.29	20.89
Assets
Cash and due from banks	110	242	1	34	1,210	19	1,616
Loans	—	25,886	—	—	310,630	—	336,516
Total	110	26,128	1	34	311,840	19	338,132

Liabilities
Borrowings and debt	—	(25,748)	—	—	(311,562)	—	(337,310)
Total	—	(25,748)	—	—	(311,562)	—	(337,310)

Net currency position	110	380	1	34	278	19	822
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Pound sterling, Costa Rican colones and Peruvian soles.

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
Lead by the Head of Integrated Risk Management, an ongoing process of identification, measurement, monitoring, control, mitigation and reporting to all operating areas within the Bank is carried out continuously, considering the different types of risks to which the Bank is exposed, according to the size and complexity of its operations, products and services.
The Bank has in place policies, standards and procedures, structures, and manuals relating to integrated risk management, designed to identify potential events that may affect it, all of which are consistent with the risk profile of the business, considering the complexity and the volume of its operations.
The Board of Directors is responsible for establishing the Bank’s acceptable risk profile, for which it has the knowledge and understanding of the risks to which the Bank is exposed. The Board of Directors designate the members of the Risk Policy and Assessment Committee (CPER, for its acronym in Spanish), which is responsible for overseeing the overall risk process within the Bank.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.    Financial risk management (continued)

The Head of Integrated Risk Management directly reports to the CEO and the CPER, and has as its main duty to ensure the integrated risk management of the Bank’s operating model and IT platform, as well as the financial and credit related risks, being responsible for implementing and maintaining risk-related procedures in place to ensure that an independent control process is kept, monitoring compliance of the risk principles, policies and limits at all levels throughout the Bank. The Head of Integrated Risk Management works closely with CPER to ensure that procedures are consistent with the integrated risk management governance framework.
Risk Management Committees:
-    Operational Risk Committee.
-    Country Risk Committee.
-    Credit Committee (Management Credit Committee / Board of Directors' Delegated Credit Committee / CPER).
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
Collectively assessed reserves
Reserves are separately assessed at each reporting date for each portfolio. The collective assessment is made for groups of assets with similar risk characteristics, to determine whether it is appropriate to provide for, due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident in individual loan assessments. The collective assessment considers both portfolio information (e.g. historical losses in the portfolio, delinquency levels, credit utilization, loan-to-collateral ratios and expected collections and recoveries after impairment) and economic data (such as current economic conditions, unemployment, local or industry-specific situations).
The Bank generally supports its assessment on historical experience and prospective information based on projections of relevant macroeconomic variables. However, when significant market, regional and/or global events occur, the Bank includes these macroeconomic variables in its assessments. Depending on the characteristics of the individual or collective assessment, these variables include: unemployment rates, current levels of impaired debt, changes in law, changes in regulation, bankruptcy trends and other consumer data. The Bank may use the above variables, as appropriate, to adjust for impairment.
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
Management conducts periodic sensitivity analyses simulating market changes in interest rates to determine potential impacts on net interest income (both upward and downward). In addition, the Bank monitors the DV01 limit, for which a parallel 1-base point shock is applied to the interest rate curve and assesses if there is any impact on equity. At the same time, the Bank's Management measures equity sensitivity following the methodology described by the Basel Committee on Banking Supervision (Basel III) to measure the interest rate risk implicit in the notional value.
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
When quoted prices are available in an active market, financial instruments at FVTPL and financial instruments at FVOCI are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices for similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flow models. Such securities are classified within levels 2 and 3 of the fair value hierarchy.

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
Own-credit and counterparty (DVA and CVA) are determined using a fair value curve consistent with the Bank’s or counterparty credit rating. These adjustments are designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA or DVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of these adjustments may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.
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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.     Fair value of financial instruments (continued)
A.    Measured at fair value (continued)
Financial instruments measured at fair value by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Loans at FVOCI	—	77,240	—	77,240
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	69,476	—	69,476
Total securities and other financial assets	—	146,716	—	146,716

Derivative financial instruments - assets:
For trading
Interest rate swaps	—	1,569	—	1,569
For hedging
Interest rate swaps	—	26,075	—	26,075
Cross-currency swaps	—	43,762	—	43,762
Total derivative financial instrument assets	—	71,406	—	71,406
Total assets at fair value	—	218,122	—	218,122

Liabilities
Derivative financial instruments - liabilities:
For trading
Interest rate swaps	—	(433)	—	(433)
For hedging
Interest rate swaps	—	(5,435)	—	(5,435)
Cross-currency swaps	—	(57,027)	—	(57,027)
Foreign exchange forwards	—	(44)	—	(44)
Total derivative financial instruments - liabilities	—	(62,939)	—	(62,939)
Total liabilities at fair value	—	(62,939)	—	(62,939)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.     Fair value of financial instruments (continued)
A.    Measured at fair value (continued)

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	99,486	—	99,486
Total securities and other financial assets	—	99,486	—	99,486

Derivative financial instruments - assets:
For hedging
Interest rate swaps	—	10,805	—	10,805
Cross-currency swaps	—	11,510	—	11,510
Total derivative financial instrument assets	—	22,315	—	22,315
Total assets at fair value	—	121,801	—	121,801

Liabilities
Derivative financial instruments - liabilities:
For hedging
Interest rate swaps	—	2,667	—	2,667
Cross-currency swaps	—	139,038	—	139,038
Total derivative financial instruments - liabilities	—	141,705	—	141,705
Total liabilities at fair value	—	141,705	—	141,705
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
B.    Not measured at fair value
The following methods and inputs were used by the Bank’s management in estimating the fair values of financial instruments not measured at fair value:
Financial instruments with carrying value that approximates fair value
The carrying value of certain financial assets, including cash and due from banks, customers’ liabilities under acceptances and certain financial liabilities including customer demand and time deposits, securities sold under repurchase agreements and acceptances outstanding, due to their short-term nature, is considered to approximate their fair value. These instruments are classified in Level 2.
Financial instruments measured at amortized cost

The fair value of financial instruments measured at amortized cost is valued using quoted market prices. If quoted market prices are not available, then fair values are estimated based upon quoted prices for similar instruments. When prices for similar instruments are not available, then fair values are estimated by using discounted cash flow models using interest rate yield curves and other market rates. Such instruments are classified in levels 2 and 3.

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

	December 31, 2025
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,923,731	1,923,731	—	1,923,731	—
Securities at amortized cost (1)	1,359,514	1,375,788	—	1,375,788	—
Loans at amortized cost (2)	9,064,428	9,319,038	—	9,319,038	—
Customers' liabilities under acceptances	161,597	161,597	—	161,597	—

Liabilities
Customer deposits	6,640,290	6,640,290	—	6,640,290	—
Securities sold under repurchase agreements	130,509	130,509	—	130,509	—
Borrowings and debt, net	4,030,389	4,071,789	—	4,071,789	—
Acceptances outstanding	161,597	161,597	—	161,597	—

	December 31, 2024
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,965,145	1,965,145	—	1,965,145	—
Securities at amortized cost (1)	1,102,444	1,102,386	—	1,102,386	—
Loans at amortized cost (2)	8,383,829	8,573,655	—	8,573,655	—
Customers' liabilities under acceptances	245,065	245,065	—	245,065	—

Liabilities
Customer deposits	5,461,901	5,461,901	—	5,461,901	—
Securities sold under repurchase agreements	214,035	214,035	—	214,035	—
Borrowings and debt, net	4,388,720	4,421,770	—	4,421,770	—
Acceptances outstanding	245,065	245,065	—	245,065	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $14.8 million and the allowance for ECL of $1.0 million as of December 31, 2025 (accrued interest receivable of $13.2 million and the allowance for expected credit losses of $1.3 million as of December 31, 2024).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $87.8 million , the allowance for expected credit losses of $93.8 million and unearned interest and deferred fees of $34.3 million as of December 31, 2025 (accrued interest receivable of $117.9 million, the allowance for expected credit losses of $78.2 million and unearned interest and deferred fees of $31.1 million as of December 31, 2024).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.    Cash and due from banks
The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	December 31,
	2025	2024
Demand deposits (1)	1,767,208	1,694,931
Time deposits under three months	75,000	125,000
Total cash and cash equivalents	1,842,208	1,819,931

Time deposits with original maturity over 90 days and other restricted deposits (2)	80,954	143,907
Total cash and due from banks	1,923,162	1,963,838

Interest receivable deposits	724	1,307
Total cash and due from banks and interest	1,923,886	1,965,145
Less: Loss allowance	(155)	—
Total cash and due from banks, net	1,923,731	1,965,145
The following table presents the pledged and restricted deposits classified by country risk:

	December 31,
	2025	2024
Country:
Chile(2)	28,000	20,000
Germany	12,114	29,263
Japan	15,860	18,120
Panama	1,600	1,600
Spain	—	10,300
United Kingdom	—	254
United States of America(2)	23,380	64,370
Total	80,954	143,907
(1) Demand deposits includes $1,734 million (December 31, 2024: $1,021 million) at Federal Reserve of United States of America.
(2) As of December 31, 2025 includes restricted deposits of $28 million (2024: $25 million), with the New York State Department of Financial Services under March 1994 legislation.

The following table shows cash and deposits in local and foreign banks, based on the ratings assigned by the rating agencies:

	December 31,
	2025	2024
Credit rating:
Aaa-Aa3	1,739,387	1,418,861
A1-A3	94,735	414,903
Baa1-Baa3	77,952	129,362
Ba1-Ba3	200	110
B1-B3	—	5
Caa1-Caa3	75	—
No rating	10,813	597
	1,923,162	1,963,838

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.    Investment securities
Investment securities are presented as follows:

December 31, 2025	Amortized cost	FVOCI (1)	Total
Principal	1,345,742	68,892	1,414,634
Interest receivable	14,755	584	15,339
Gross amount	1,360,497	69,476	1,429,973
Loss allowance (1)	(983)	—	(983)
Total	1,359,514	69,476	1,428,990

December 31, 2024	Amortized cost	FVOCI (1)	Total
Principal	1,090,577	98,748	1,189,325
Interest receivable	13,178	738	13,916
Gross amount	1,103,755	99,486	1,203,241
Loss allowance (1)	(1,311)	—	(1,311)
Total	1,102,444	99,486	1,201,930

(1) As of December 31, 2025 and 2024, the loss allowance for securities at FVOCI for $16 thousand and $23 thousand, respectively are included in equity in the consolidated statement of financial position in the line Other comprehensive income.
Securities by contractual maturity are shown in the following table:

December 31, 2025	Amortized cost	FVOCI	Total
Due within 1 year	372,910	55,540	428,450
After 1 to 5 years	951,261	13,352	964,613
After 5 to 10 years	21,571	—	21,571
Balance - principal	1,345,742	68,892	1,414,634

December 31, 2024	Amortized cost	FVOCI	Total
Due within 1 year	223,174	30,029	253,203
After 1 to 5 years	838,893	68,719	907,612
After 5 to 10 years	28,510	—	28,510
Balance - principal	1,090,577	98,748	1,189,325
The following table includes the securities pledged to secure repurchase transactions (see Note 18):

	December 31,
	2025	2024
Securities pledged to secure repurchase transactions	147,480	239,046

Securities sold under repurchase agreements	(130,509)	(214,035)
During the year ended December 31, 2025, investment securities with a significant increase in their credit risk through the period were sold by $19.9 million. These sales resulted in a charge against loss allowances of $47 thousand and losses on sale of $541 thousand, attributable to market risk. During 2024, no sales of investments classified at amortized cost were carried out.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

December 31, 2025	Amortized cost	FVOCI (1)	Total
Loans - principal balance	9,104,725	76,576	9,181,301
Interest receivable	87,837	982	88,819
Unearned interest and deferred fees	(34,326)	(318)	(34,644)
Gross balance	9,158,236	77,240	9,235,476
Loss allowances	(93,808)	—	(93,808)
Loans, net	9,064,428	77,240	9,141,668

December 31, 2024	Amortized cost	FVOCI (1)	Total
Loans - principal balance	8,375,172	—	8,375,172
Interest receivable	117,931	—	117,931
Unearned interest and deferred fees	(31,116)	—	(31,116)
Gross balance	8,461,987	—	8,461,987
Loss allowances	(78,158)	—	(78,158)
Loans, net	8,383,829	—	8,383,829
(1)As of December 31, 2025, the loss allowance for loans at FVOCI for $468 thousand are included in equity in the consolidated statement of financial position in the line Other comprehensive income.
As of December 31, 2025, the Bank sold loans measured at FVTPL for $142 million, realizing a gain of $1.8 million; $50 million measured at FVOCI, realizing a gain of $765 thousand; and $15 million measured at amortized cost with a gain of $105 thousand, all recognized under the line item Gain (loss) on financial instruments, net.
The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31,
	2025	2024
Fixed interest rate	5,065,160	4,932,569
Floating interest rates	4,170,316	3,529,418
Total	9,235,476	8,461,987
As of December 31, 2025, 70% (2024: 75%) of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans range from 3.70% to 16.28% (2024: 4.63% to 16.28%).

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
The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	December 31,
	2025	2024
Documentary letters of credit	240,120	536,350
Stand-by letters of credit and guarantees - commercial risk	836,434	520,285
Loans commitments	720,435	348,223
Letters of credit commitments	43,668	9,522
Total	1,840,657	1,414,380
The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	December 31,
	2025	2024
Up to 1 year	1,331,002	1,160,323
From 1 to 2 years	213,223	145,127
Over 2 to 5 years	262,861	100,643
More than 5 years	33,571	8,287
Total	1,840,657	1,414,380

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12.    Gain (loss) on financial instruments, net
The amounts that were recognized in the consolidated statement of profit or loss related to the results of financial instruments are detailed below:

	December 31,
	2025	2024	2023
Realized gain (loss) on sale of financial instruments
Loans
At amortized cost	105	—	24
At fair value through profit and loss	1,777	251	—
At fair value through other comprehensive income	765	69	—
Investment Securities
At amortized cost	(541)	—	(3,882)
At fair value through profit and loss	(220)	63	2,325
At fair value through other comprehensive income	2,392	—	—
Trading derivatives
Realized gain on trading derivatives	3	—	—
Other financial instruments
Gain (loss) on derivative financial instruments and foreign currency exchange, net	2,393	(455)	1,501
Total realized gain (loss) on financial instruments	6,674	(72)	(32)

Unrealized gain (loss) on financial instruments
Trading derivatives	1,134	—	—
Other trading financial instruments	423	(411)	(13)
Total unrealized gain (loss) on financial instruments	1,557	(411)	(13)

Total gain (loss) on financial instruments, net	8,231	(483)	(45)

During the year ended December 31, 2025, the Bank executed specific sales of investments and loans classified at amortized cost as a result of a significant deterioration in the credit risk profile of such instruments, which no longer met the eligibility criteria established in the Bank’s investment and risk management policies.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments
A.Trading derivatives financial instruments

The following table details quantitative information on the notional amount and carrying amount of trading derivative instruments:

	December 31, 2025
	Notional amount	Carrying amount of trading derivative
		Asset	Liability

Interest Rate Swap	536,716	1,569	(433)
	536,716	1,569	(433)

	December 31, 2025
	Interest rate swap	Total
Over 2 to 5 years	286,716	286,716
More than 5 years	250,000	250,000
Total	536,716	536,716

As of December 31, 2024, the entity did not hold any trading derivative instruments.

B.Hedging derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	December 31, 2025
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,217,765	26,075	(5,435)
Interest rate and foreign exchange risk
Fair value hedges	204,032	13,012	(9,730)
Cash flow hedges	1,113,263	30,750	(47,297)
Foreign exchange risk
Cash flow hedges	7,039	—	(44)
	2,542,099	69,837	(62,506)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

	December 31, 2024
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,132,827	10,805	(2,667)
Interest rate and foreign exchange risk
Fair value hedges	186,288	—	(13,196)
Cash flow hedges	1,205,427	11,510	(125,842)
	2,524,542	22,315	(141,705)
(1)Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)At December 31, 2025 the notional amounts of derivative financial instruments include $1,234.5 million (2024: $639.6 million) of interest rate swaps and cross currency interest rate swaps, which were designated in aggregate exposure hedges hedging underlying assets totaling $1,217.4 million (2024: $307.8 million).
As part of financial risk management, the Bank has used the following hedging relationships:
-    Fair value hedges;
-    Cash flow hedges, and
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
B. Hedging derivative financial instruments (continued)
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
The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2025
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	25,000	—	(644)	(636)	(29)
Securities at amortized cost	164,600	—	(4,383)	(2,932)	655
Customer deposits	60,000	270	—	384	(7)
Repurchase agreements	60,485	147	(395)	9	(65)
Borrowings and debt	907,680	25,658	(13)	14,279	263
Interest rate and foreign exchange risk
Loans	11,938	—	(742)	(648)	74
Borrowings and debt	192,094	13,012	(8,988)	16,553	(431)
Total	1,421,797	39,087	(15,165)	27,009	460

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

	December 31, 2024
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Customer deposits	131,000	1,235	(164)	(127)	(142)
Repurchase agreements	68,985	210	(592)	71	14
Borrowings and debt	932,842	9,360	(1,911)	(5,911)	(516)
Interest rate and foreign exchange risk
Borrowings and debt	186,288	—	(13,196)	(28,571)	1,074
Total	1,319,115	10,805	(15,863)	(34,538)	430
(1)Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Gain (loss) on financial instruments, net.
The following table details the carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Loans	25,938	—	Loans, net	607	607
Securities at amortized cost	169,643	—	Securities, net	3,587	3,587
Customer deposits	—	(60,477)	Customer deposits	(273)	(391)
Repurchase agreements	—	(61,027)	Securities sold under repurchase agreements	(168)	(74)
Borrowings and debt	—	(301,065)	Borrowings and debt, net	(10,171)	(14,016)
Interest rate and foreign exchange risk
Loans	12,117	—	Loans, net	722	722
Borrowings and debt	—	(196,801)	Borrowings and debt, net	(2,669)	(16,984)
Total	207,698	(619,370)		(8,365)	(26,549)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)
B. Hedging derivative financial instruments (continued)

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Customer deposits	—	(132,667)	Customer deposits	(26)	(15)
Repurchase agreements	—	(69,443)	Securities sold under repurchase agreements	(57)	(57)
Borrowings and debt	—	(319,174)	Borrowings and debt, net	3,860	5,395
Interest rate and foreign exchange risk
Borrowings and debt	—	(173,469)	Borrowings and debt, net	14,316	29,645
Total	—	(694,753)		18,093	34,968
(1)Included in the consolidated statement of profit or loss under the line Gain (loss) on financial instruments, net.
The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	December 31, 2025
	Interest rate swaps	Cross currency swaps	Total
Up to 1 year	374,769	19,882	394,651
From 1 to 2 years	298,293	122,176	420,469
Over 2 to 5 years	515,435	51,849	567,284
More than 5 years	29,268	10,125	39,393
Total	1,217,765	204,032	1,421,797

	December 31, 2024
	Interest rate swaps	Cross currency swaps	Total
Up to 1 year	115,263	—	115,263
From 1 to 2 years	383,268	19,882	403,150
Over 2 to 5 years	605,028	156,281	761,309
More than 5 years	29,268	10,125	39,393
Total	1,132,827	186,288	1,319,115

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)
The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	December 31, 2025
	Current	Matured	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	(29)	—	(29)
Securities at amortized cost	655	—	655
Customer deposits	(7)	—	(7)
Repurchase agreements	(65)	(28)	(93)
Borrowings and debt	263	144	407
Interest rate and foreign exchange risk
Loans	74	—	74
Borrowings and debt	(431)	—	(431)
Total	460	116	576

	December 31, 2024
	Current	Matured	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	—	4	4
Securities at amortized cost	—	(58)	(58)
Customer deposits	(142)	(10)	(152)
Repurchase agreements	14	—	14
Borrowings and debt	(516)	6	(510)
Interest rate and foreign exchange risk
Loans	—	(1)	(1)
Borrowings and debt	1,074	127	1,201
Total	430	68	498
Cash flow hedges
This type of hedge is used to mitigate the risk of changes in foreign exchange currency rates, as well as changes in interest rate risk, that could include variability in the future cash flows. Within the derivative financial instruments used by the Bank for cash flow hedging are interest rate swaps contracts whereby a series of interest rate flows in a single currency are exchanged over a prescribed period, cross currency swaps contracts that generally involve the exchange of both interest and principal amounts in two different currencies, and foreign exchange forward contracts, which are agreements to purchase or sell foreign currency at a future date at agreed-upon terms.
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
B.    Hedging derivative financial instruments (continued)
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
The sources of ineffectiveness arise mainly from CVA/DVA counterparty risk made in the hedging instrument, which are not contemplated in the methodology of the hypothetical derivative used to measure the ineffectiveness of the hedge.
The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 9 years .
The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2025
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Notional amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	20,658	—	(1,697)	(1,810)	(1,810)	—	(44)
Borrowings and debt	1,092,605	30,750	(45,600)	100,248	100,802	554	(466)
Foreign exchange risk
Loans	7,039	—	(44)	(44)	(44)	—	(278)
Customer deposits	—	—	—	—	—	—	3
Borrowings and debt	—	—	—	—	—	—	22
Total	1,120,302	30,750	(47,341)	98,394	98,948	554	(763)

	December 31, 2024
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Notional amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	19,509	1,372	—	1,256	1,258	2	24
Borrowings and debt	1,185,918	10,138	(125,842)	(163,797)	(164,418)	(621)	99
Total	1,205,427	11,510	(125,842)	(162,541)	(163,160)	(619)	123

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B.    Hedging derivative financial instruments (continued)

(1) Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to matured hedges included in the consolidated statement of profit or loss in the line Gain (loss) on financial instruments, net.
(4) Hedging reserve attributable to expired hedges reclassified to the consolidated statement of profit or loss in the line Gain (loss) on financial instruments, net.
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	21,191	—	Loans, net	1,810	61
Borrowings and debt	—	(1,101,787)	Borrowings and debt, net	(100,248)	(1,332)
Foreign exchange risk
Loans	7,077	—	Loans, net	44	(29)
Total	28,268	(1,101,787)		(98,394)	(1,300)

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Interest rate and foreign exchange risk
Loans	19,964	—	Loans, net	(1,256)	37
Borrowings and debt	—	(1,087,247)	Borrowings and debt, net	163,797	(895)
Total	19,964	(1,087,247)		162,541	(858)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)
B.    Hedging derivative financial instruments (continued)
The following table details the maturity of the derivative instruments used in cash flow hedges:

	December 31, 2025
	Foreign exchange forward contract	Cross currency swaps	Total
Up to 1 year	7,039	324,098	331,137
From 1 to 2 years	—	116,762	116,762
Over 2 to 5 years	—	643,135	643,135
More than 5 years	—	29,268	29,268
Total	7,039	1,113,263	1,120,302

	December 31, 2024
	Foreign exchange forward contract	Cross currency swaps	Total
Up to 1 year	—	454,581	454,581
From 1 to 2 years	—	303,441	303,441
Over 2 to 5 years	—	418,137	418,137
More than 5 years	—	29,268	29,268
Total	—	1,205,427	1,205,427

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B.    Hedging derivative financial instruments (continued)
The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	December 31, 2025
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	—	(44)	(44)
Borrowings and debt	554	(466)	88
Foreign exchange risk
Loans	—	(278)	(278)
Customer deposits	—	3	3
Borrowings and debt	—	22	22
Total	554	(763)	(209)

	December 31, 2024
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	2	24	26
Borrowings and debt	(621)	99	(522)
Total	(619)	123	(496)
14.    Equipment, right-of-use assets and leasehold improvements, net
The following table provides a summary of the items included in equipment, right-of-use and leasehold improvements:

	December 31,
	2025	2024
Equipment and leasehold improvements, net	5,326	4,509
Right-of-use assets	14,347	15,167
	19,673	19,676

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.    Equipment, right-of-use assets and leasehold improvements (continued)
Equipment, right-of-use assets and leasehold improvements are detailed as follows:

	IT equipment	Furniture and fixtures	Leasehold improvements	Other equipment	Right-of-use assets	Total
Cost:
Balance as of January 1, 2023	3,941	1,808	8,301	717	17,503	32,270
Additions and reclassifications	369	92	124	176	1,388	2,149
Disposals	(28)	(83)	(117)	(49)	(1,216)	(1,493)
Effect of movement in exchange rates	5	3	5	—	—	13
Balance as of December 31, 2023	4,287	1,820	8,313	844	17,675	32,939
Additions and reclassifications	632	274	768	139	3,623	5,436
Disposals	(157)	(50)	(72)	(3)	(36)	(318)
Effect of movement in exchange rates	(15)	(13)	(35)	—	—	(63)
Balance as of December 31, 2024	4,747	2,031	8,974	980	21,262	37,994
Additions and reclassifications	604	594	1,070	178	506	2,952
Disposals	(158)	(101)	—	(7)	(113)	(379)
Effect of movement in exchange rates	8	8	26	—	—	42
Balance as of December 31, 2025	5,201	2,532	10,070	1,151	21,655	40,609

Accumulated depreciation:
Balance as of January 1, 2023	3,142	1,636	4,906	642	4,662	14,988
Depreciation and amortization for the year	449	54	589	69	1,119	2,280
Disposals	(25)	(83)	(117)	(49)	(859)	(1,133)
Effect of movement in exchange rates	4	1	5	—	—	10
Balance as of December 31, 2023	3,570	1,608	5,383	662	4,922	16,145
Depreciation and amortization for the year	456	84	684	72	1,203	2,499
Disposals	(161)	(53)	(55)	(1)	(30)	(300)
Effect of movement in exchange rates	(8)	(7)	(11)	—	—	(26)
Balance as of December 31, 2024	3,857	1,632	6,001	733	6,095	18,318
Depreciation and amortization for the year	477	166	882	116	1,213	2,854
Disposals	(154)	(91)	—	(6)	—	(251)
Effect of movement in exchange rates	4	2	9	—	—	15
Balance as of December 31, 2025	4,184	1,709	6,892	843	7,308	20,936

Carrying amounts as of:
December 31, 2025	1,017	823	3,178	308	14,347	19,673
December 31, 2024	890	399	2,973	247	15,167	19,676
December 31, 2023	717	212	2,930	182	12,753	16,794
The Bank leases office spaces in buildings. The lease of head office space typically runs for a period of 15 years, and for the representative offices from 3 to 5 years. Some leases include an option to renew the lease for a similar additional period after the end of the contract term.
During the period ended December 31, 2025, disposals of fixed assets and leasehold improvements were made for a net amount of $15 thousand (2024: $12 thousand). Additionally, during the period 2024, a lease contract was closed that generated an adjustment in the right-of-use assets and the lease liability for a net amount of $6 thousand.
During the period 2025, an amount of $1.1 million (2024: $1 million) was reclassified from Other assets to Equipment, leases and leasehold improvements, corresponding to projects under development that met the capitalization criteria and were therefore capitalized in accordance with the Bank’s accounting policies.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.    Intangible assets
A breakdown of software cost, accumulated amortization, additions, sales and disposals of intangible assets is as follows:

Costs:	2025	2024	2023
Balance as of January 1	14,163	12,041	10,856
Additions and reclassifications	9,059	2,122	1,335
Disposals	—	—	(150)
Balance as of December 31	23,222	14,163	12,041

Accumulated amortization:
Balance as of January 1	10,500	9,436	8,752
Amortization	1,978	1,064	814
Disposals	—	—	(130)
Balance as of December 31	12,478	10,500	9,436

Net carrying amounts	10,744	3,663	2,605
The expenses related to the amortization of intangible assets are recognized as amortization of intangible assets in the consolidated statement of profit or loss.
During the period 2025, an amount of $7.5 million (2024: $1.6 million) was reclassified from Other assets to Intangible assets, corresponding to projects under development that met the capitalization criteria and were therefore capitalized in accordance with the Bank’s accounting policies.
16.    Other assets
Following is a summary of other assets:

	December 31,
	2025	2024
Accounts receivable financial instruments	5,480	2,996
Prepaid expenses	1,173	3,342
Prepaid fees and commissions	567	468
IT projects under development	9,755	5,113
Improvement project under development	1,710	709
Severance fund	2,934	2,508
Other	6,965	1,914
Total	28,584	17,050

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.    Customer deposits
Following is a summary of customer deposits:

	December 31,
	2025	2024
Demand deposits	698,570	440,029
Time deposits	5,905,646	4,972,695
	6,604,216	5,412,724
Interest payable	36,074	49,177
Total	6,640,290	5,461,901
The remaining and contractual maturity profile of the Bank's deposits, excluding interest payable, is as follows:

	Remaining Term		Original Term
	December 31,		December 31,
	2025	2024	2025	2024
Demand	698,570	440,029	698,570	440,029
Up to 1 month	3,110,156	2,797,904	2,033,327	1,793,178
From 1 to 3 months	1,331,165	1,162,833	1,291,076	999,506
From 3 to 6 months	732,639	585,542	1,420,130	1,092,876
From 6 months to 1 year	487,901	342,460	824,770	901,145
From 1 to 2 years	217,045	73,642	303,104	158,621
From 2 to 5 years	26,740	10,314	33,239	27,369
Total	6,604,216	5,412,724	6,604,216	5,412,724
The following table presents additional information regarding the Bank’s deposits:

	December 31,
	2025	2024
Aggregate amount of $100,000 or more	6,603,585	5,411,881
Aggregate amount of deposits in the New York Agency	1,891,001	1,581,865

	December 31,
	2025	2024	2023
Interest expense on deposits made in the New York Agency	75,285	88,668	53,885
18.    Securities sold under repurchase agreements
The following table details the financing transactions under repurchase agreements and the associated interest expense:

	December 31,
	2025	2024	2023
Financing under repurchase agreement	129,698	212,931	310,197
Interest payable	811	1,104	4,237
Total financing under repurchase agreement	130,509	214,035	314,434
Interest expense related to repurchase agreements	8,485	11,675	9,232

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.    Securities sold under repurchase agreements (continued)
Financing contracts under repurchase agreements generate interest ranging from 4.20% to 5.36% (December 31, 2024: 4.49% to 5.36% ) with several maturities up to October 16, 2026.
As indicated in Note 9, as of December 31, 2025, the repurchase agreements were secured by investments classified as amortized cost by the amount of $147 million (2024: $239 million).
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
Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2025, the Bank was in compliance with all those covenants.

     Carrying amount of borrowings and debt is detailed as follows:

	December 31, 2025
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,508,959	1,750	757,775	1,732,286	4,000,770
Transaction costs	(48)	(2)	(2,952)	(4,670)	(7,672)
Interest payable	9,095	5	7,787	20,404	37,291
	1,518,006	1,753	762,610	1,748,020	4,030,389

	December 31, 2024
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,652,536	835	877,842	1,830,751	4,361,964
Transaction costs	—	(1)	(3,764)	(5,883)	(9,648)
Interest payable	9,677	7	5,337	21,383	36,404
	1,662,213	841	879,415	1,846,251	4,388,720

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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.    Borrowings and debt (continued)
Short-term borrowings and debt
The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, plus prepaid commissions, is as follows:

	December 31,
	2025	2024
Short-term borrowings:
At fixed interest rates	1,508,959	1,353,048
At floating interest rates	—	299,488
Principal	1,508,959	1,652,536
Less: Transaction costs	(48)	—
Interest payable	9,095	9,677
Total short-term borrowings, net	1,518,006	1,662,213

Short-term debt:
At fixed interest rates	1,750	835
Principal	1,750	835
Less: Transaction costs	(2)	(1)
Interest payable	5	7
Total short-term debt, net	1,753	841

Total short-term borrowings and debt	1,519,759	1,663,054

Range of fixed interest rates on borrowings and debt in U.S. dollars	3.75% to 4.77%	4.50% to 5.87%
Range of floating interest rates on borrowings in U.S. dollars	—	5.13% to 5.24%
Range of fixed interest rate on borrowings in Mexican pesos	7.68% to 7.72%	11.15%
Range of floating interest rates on borrowings and debt in Mexican pesos	—	10.69% to 10.74%
Range of fixed interest rates on borrowings and debt in Euros	2.52% to 2.63%	3.39% to 3.87%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31,
	2025	2024
US dollar	1,455,149	1,404,690
Mexican peso	26,650	172,368
Euro	28,910	76,313
Total	1,510,709	1,653,371

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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.    Borrowings and debt (continued)
Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	December 31,
	2025	2024
Long-term borrowings:
At fixed interest rates	64,244	60,308
At floating interest rates	693,531	817,534
Principal	757,775	877,842
Less: Transaction costs	(2,952)	(3,764)
Interest payable	7,787	5,337
Total long-term borrowings, net	762,610	879,415

Long-term debt:
At fixed interest rates	737,148	1,293,378
At floating interest rates	995,138	537,373
Principal	1,732,286	1,830,751
Less: Transaction costs	(4,670)	(5,883)
Interest payable	20,404	21,383
Total long-term debt, net	1,748,020	1,846,251

Total long-term borrowings and debt, net	2,510,630	2,725,666

Range of fixed interest rates on borrowings and debt in U.S. dollars	4.75% to 6.15%	2.38% to 6.15%
Range of floating interest rates on borrowings and debt in U.S. dollars	4.80% to 5.66%	5.44% to 6.31%
Range of fixed interest rates on borrowings and debt in Mexican pesos	6.50% to 10.78%	6.50% to 10.78%
Range of floating interest rates on borrowings and debt in Mexican pesos	7.66% to 8.61%	10.62% to 11.52%
Range of floating interest rates on borrowings and debt in Costa Rican colones	6.28%	—%
Range of fixed interest rates on debt in Japanese yen	0.95% to 1.90%	0.77% to 1.54%
Range of fixed interest rates on debt in Euros	0.90% to 3.16%	0.90%
Range of fixed interest rates on debt in Australian dollars	6.81%	6.81%
Range of fixed interest rate on debt in Pound sterling	1.50%	1.50%
Range of fixed interest rate on debt in Peruvian soles	7.00%	7.00%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.    Borrowings and debt (continued)
Long-term borrowings and debt (continued)
The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31,
	2025	2024
US dollar	786,949	1,355,773
Mexican peso	1,480,905	1,170,304
Japanese yen	125,167	112,671
Euro	29,326	31,063
Peruvian soles	27,961	25,020
Australian dollar	9,599	9,133
Pound sterling	4,979	4,629
Costa Rican colones	25,175	—
Carrying amount - principal	2,490,061	2,708,593
Future payments of long-term borrowings and debt outstanding as of December 31, 2025, are as follows:

Year	Outstanding
2026	414,945
2027	890,133
2028	832,376
2029	290,696
2030	19,000
2031	33,312
2034	9,599
Carrying amount - principal	2,490,061
The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the consolidated statement of cash flows :

	2025	2024	2023
Balance as of January 1,	4,388,720	4,396,969	4,458,912
Cash transactions
Net decrease in short-term borrowings and debt	(149,687)	(58,529)	(500,650)
Proceeds from long-term borrowings and debt	587,857	1,191,695	496,342
Decrease of long-term borrowings and debt	(1,006,585)	(826,432)	(221,306)
Non-cash transactions
Change in foreign currency rates	200,808	(307,035)	159,407
Fair value adjustment due to hedge accounting relationship	9,486	(3,369)	2,126
Other adjustments	1,587	448	1,525
Liability-related
Interest expense	235,316	197,831	152,081
Interest paid	(237,113)	(202,858)	(151,468)
Balance as of December 31,	4,030,389	4,388,720	4,396,969

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	December 31,
	2025	2024
Up to 1 year	2,126	1,931
From 1 to 5 years	8,134	8,213
After 5 to 10 years	12,179	13,827
Total undiscounted lease liabilities	22,439	23,971

Short-term	1,461	1,217
Long-term	16,968	18,015
Lease liabilities included in the consolidated statement of financial position	18,429	19,232
Amounts recognized in the consolidated statement of cash flows:

	December 31,
	2025	2024	2023
Payments of lease liabilities	1,195	1,091	1,032
Amounts recognized in the consolidated statement of profit or loss:

	December 31,
	2025	2024	2023
Interest on lease liabilities	(714)	(620)	(584)
21.    Other liabilities
Following is a summary of other liabilities:

	December 31,
	2025	2024
Accruals and other accumulated expenses	26,901	31,806
Accounts payable	8,751	6,236
Unearned commissions	15,628	7,305
Others	83	84
Total	51,363	45,431

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22. Earnings per share
The following table presents a reconciliation of profit and share data used in the basic earnings per share (“EPS”) computations for the dates indicated:

	December 31,
	2025	2024	2023
(Thousands of US dollars)
Profit for the year	226,882	205,873	166,158

(US dollars)
Basic earnings per share	6.11	5.60	4.55

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	37,152	36,740	36,481

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
The following table provides detailed information on the movement of the shares by class for each of the years ended December 31, 2025, 2024 and 2023:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2023	6,342,189	2,089,075	27,893,290	—	36,324,554
Restricted stock issued – directors	—	—	63,000	—	63,000
Restricted stock units – vested	—	—	152,305	—	152,305
Outstanding at December 31, 2023	6,342,189	2,089,075	28,108,595	—	36,539,859

Restricted stock issued – directors	—	—	57,000	—	57,000
Restricted stock units – vested	—	—	193,959	—	193,959
Outstanding at December 31, 2024	6,342,189	1,712,034	28,736,595	—	36,790,818

Conversions	—	(884,460)	884,460	—	—
Repurchased common stock	—	(1)	1	—	—
Restricted stock issued – directors	—	—	63,000	—	63,000
Restricted stock issued - executives	—	—	185,217	—	185,217
Restricted stock units – vested	—	—	191,173	—	191,173
Outstanding at December 31, 2025	6,342,189	827,573	30,060,446	—	37,230,208
Additional paid-in capital
As of December 31, 2025, 2024 and 2023, additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.    Capital and Reserves (continued)

B.    Treasury stock
The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2023	318,140	10,708	689,367	18,711	4,647,774	84,678	5,655,281	114,097
Restricted stock issued - directors	—	—	—	—	(63,000)	(1,148)	(63,000)	(1,148)
Restricted stock units - vested	—	—	—	—	(152,305)	(2,775)	(152,305)	(2,775)
Outstanding at December 31, 2023	318,140	10,708	689,367	18,711	4,432,469	80,755	5,439,976	110,174

Repurchase of common stock	—	—	—	—	(1)	—	(1)	—
Restricted stock issued - directors	—	—	—	—	(57,000)	(1,038)	(57,000)	(1,038)
Restricted stock units - vested	—	—	—	—	(193,959)	(3,535)	(193,959)	(3,535)
Outstanding at December 31, 2024	318,140	10,708	689,367	18,711	4,181,509	76,182	5,189,016	105,601

Restricted stock issued - directors	—	—	—	—	(63,000)	(1,148)	(63,000)	(1,148)
Restricted stock issued - executives	—	—	—	—	(185,217)	(3,373)	(185,217)	(3,373)
Restricted stock units - vested	—	—	—	—	(191,173)	(3,483)	(191,173)	(3,483)
Outstanding at December 31, 2025	318,140	10,708	689,367	18,711	3,742,119	68,178	4,749,626	97,597

C. Other equity instruments

During the period, the Bank issued perpetual non-cumulative subordinated instruments, which qualify as Additional Tier 1 capital instruments (“AT1”), as described below.

	December 31,
	2025	2024
Perpetual Non-Cumulative Fixed to Fixed Subordinates Notes to 7.5% annual, net of issuance costs of $2 million	197,976	—

The principal terms and conditions of the AT1 instruments (the “Notes”) are described below:
a.The Notes constitute unsecured and subordinated obligations of the Bank, ranking junior to all senior debt and other preferred liabilities of the Bank, including any other existing or future subordinated debt. In a liquidation or resolution scenario, holders of the Notes will absorb losses prior to senior creditors and depositors.
b.The Notes are perpetual instruments, with no contractual maturity date and no contractual obligation to repay principal, except in the regulatory circumstances expressly provided for in the issuance documentation and solely at the option of the Bank. Holders of the Notes have no automatic right to demand early repayment of principal.
c.The Bank may redeem the Notes, in whole or in part, subject to the satisfaction of the minimum contractual periods and prior regulatory approval.
d.The Notes bear a fixed interest rate until the first reset date, scheduled for September 18, 2032. Thereafter, the interest rate will be reset every five years, based on a United States Treasury reference rate plus a fixed contractual margin. Interest payments, if declared, will be made semi-annually on March 18 and September 18 of each year, at the sole discretion of the Bank.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.    Capital and Reserves (continued)
e.Interest on the Notes is non-cumulative and may be paid, in whole or in part, at the discretion of the Bank or subject to regulatory restrictions. Any interest not paid shall not accumulate nor give rise to any future payment entitlement. The non-payment of interest does not constitute a breach or an event of default.
f.Upon the occurrence of certain regulatory or resolution events, the Notes are subject to loss-absorption mechanisms, which may result in the reduction or write-off of principal and/or interest, in accordance with the contractual terms and applicable prudential regulations.

On August 29, 2025, the Superintendence of Banks of Panama authorized the issuance of the Notes as Additional Tier 1 capital, in accordance with the provisions of Banking Rule No. 1-2015.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.    Other comprehensive income

The breakdown of other comprehensive income (loss) relating to financial instruments at FVOCI and derivative financial instruments, is as follows:

	Financial instruments FVOCI	Financial Instruments CFH	Total
Balance as of January 1, 2023	(862)	8,987	8,125
Change in fair value on financial instruments, net of hedging	876	(590)	286
Reclassification of loss on financial instruments to profit or loss (1)	(11)	(938)	(949)
Other comprehensive income gain (loss) for the year	865	(1,528)	(663)
Balance as of December 31, 2023	3	7,459	7,462
Change in fair value on financial instruments, net of hedging	138	(7,735)	(7,597)
Reclassification of gain (loss) on financial instruments to profit or loss (1)	(21)	1,135	1,114
Other comprehensive income (loss) gain for the year	117	(6,600)	(6,483)
Balance as of December 31, 2024	120	859	979
Change in fair value on financial instruments, net of hedging	4,259	1,496	5,755
Reclassification of loss on financial instruments to profit or loss (1)	(3,156)	(1,073)	(4,229)
Other comprehensive income gain for the year	1,103	423	1,526
Balance as of December 31, 2025	1,223	1,282	2,505
(1)Reclassification adjustments include amounts recognized in profit or loss of the year that had been part of other comprehensive income in this and prior years.
The following table presents amounts reclassified from other comprehensive income to profit or loss:

Details about other comprehensive income components	Amounts reclassified from other comprehensive income			Line item affected in the consolidated statement of profit or loss
	December 31,
	2025	2024	2023
Securities at FVOCI:	(3,156)	(21)	(11)	Impairment losses on financial instruments
	(3,156)	(21)	(11)

Derivative financial instruments:
Interest rate swaps	—	—	(1,793)	Gain (loss) on financial instruments, net
Interest rate and cross-currency swaps	(1,073)	1,135	855	Gain (loss) on financial instruments, net
	(4,229)	1,114	(949)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.     Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	December 31,
	2025	2024	2023
Structured services	17,706	10,220	7,427
Letters of credit and guarantees	31,847	26,542	21,463
Credit commitments	11,568	7,710	4,675
Other commissions	812	1,011	—
Total fee and commission income	61,933	45,483	33,565
Fee and commission expenses	(2,920)	(1,082)	(1,046)
Total	59,013	44,401	32,519
The following table presents accrued but unearned commissions to be deferred from outstanding contracts.:

December 31, 2025
Up to 1 year	9,386
From 1 to 2 years	1,359
More than 2 years	1,691
Total	12,436

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.    Business segment information (continued)

The following table provides certain information regarding the Bank’s operations by segment:

	December 31, 2025
	Commercial	Treasury	Total
Interest income	632,020	136,444	768,464
Interest expense	(571)	(496,711)	(497,282)
Inter-segment net interest income	(388,997)	388,997	—
Net interest income	242,452	28,730	271,182
Other income (expense), net	62,767	5,621	68,388
Total revenues	305,219	34,351	339,570

Impairment losses on financial instruments	(22,251)	132	(22,119)
Operating expenses	(71,377)	(19,192)	(90,569)
Profit	211,591	15,291	226,882

Assets	9,327,239	3,430,570	12,757,809
Liabilities	188,470	10,867,813	11,056,283

	December 31, 2024
	Commercial	Treasury	Total
Interest income	641,677	143,355	785,032
Interest expense	(496)	(525,325)	(525,821)
Inter-segment net interest income	(410,222)	410,222	—
Net interest income	230,959	28,252	259,211
Other income (expense), net	45,436	(1,011)	44,425
Total revenues	276,395	27,241	303,636

Impairment losses on financial instruments	(17,930)	631	(17,299)
Operating expenses	(63,983)	(16,481)	(80,464)
Profit	194,482	11,391	205,873

Assets	8,649,283	3,192,339	11,841,622
Liabilities	265,826	10,210,207	10,476,033

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.    Business segment information

	December 31, 2023
	Commercial	Treasury	Total
Interest income	566,212	113,048	679,260
Interest expense	(467)	(445,610)	(446,077)
Inter-segment net interest income	(361,997)	361,997	—
Net interest income	203,748	29,435	233,183
Other income (expense), net	33,792	(856)	32,936
Total revenues	237,540	28,579	266,119

Impairment losses on financial instruments	(26,785)	(678)	(27,463)
Operating expenses	(57,324)	(15,174)	(72,498)
Profit	153,431	12,727	166,158

Assets	7,498,230	3,231,534	10,729,764
Liabilities	279,853	9,206,381	9,486,234
The following table shows the reconciliation of information by business segments:

	December 31,
	2025	2024	2023
Profit for the year	226,882	205,873	166,158

Assets:
Assets from reportable segments	12,757,809	11,841,622	10,729,764
Other assets - unallocated	28,584	17,051	14,028
Total	12,786,393	11,858,673	10,743,792

Liabilities:
Liabilities from reportable segments	11,056,283	10,476,033	9,486,234
Other liabilities - unallocated	51,363	45,431	53,734
Total	11,107,646	10,521,464	9,539,968

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

	December 31,
	2025			2024		2023
	Total revenues		Non-current assets (*)	Total revenues	Non-current assets (*)	Total revenues	Non-current assets (*)
Argentina	12,205		279	7,595	48	4,748	80
Brazil	36,453		395	30,093	461	25,630	292
Chile	12,878		—	11,563	—	11,273	—
Colombia	25,802		64	35,487	118	32,584	181
Costa Rica	16,576		—	12,694	—	10,358	—
Dominican Republic	30,218		—	22,773	—	20,164	—
Ecuador	18,866		—	17,402	—	15,107	—
El Salvador	3,586		—	2,837	—	2,209	—
Guatemala	45,376		—	28,775	—	24,061	—
Honduras	6,626		—	7,370	—	6,312	—
Jamaica	3,704		—	4,073	—	3,337	—
Mexico	41,621		608	44,570	831	35,442	400
Panama	8,335		28,739	6,449	21,668	6,753	18,119
Paraguay	5,079		—	2,724	—	2,734	—
Peru	15,182		—	25,317	—	20,501	—
Puerto Rico	1,143	—	—	577	—	—	—
Suriname	13,875		—	—	—	—	—
Trinidad and Tobago	7,288		—	6,978	—	6,832	—
Uruguay	3,404		—	1,877	—	1,208	—
Other countries (1)	31,353		332	34,482	213	36,866	327
Total revenues	339,570		30,417	303,636	23,339	266,119	19,399
(1) Other countries consist of total income per country in the Region in which total income did not exceed $1 million for any of the periods indicated above and top-rated countries outside of Latin America.
(*) Include equipment and leasehold improvements,net and intangible assets.
Information about the main clients
As of December 31, 2025, 2024, and 2023, the Bank has no customer, either individually or as a group of companies, that represents more than 10% of total revenues.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.    Related party transactions

Related parties of the Bank comprise of directors and key management personnel. Total compensation paid to them is as detailed below:

	December 31,
	2025	2024	2023
Expenses:
Compensation costs to directors	2,854	2,391	1,910
Compensation costs to key management personnel	13,801	11,461	8,067

Compensation costs of Bank´s directors and key management personnel include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan, see Note 28.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.    Salaries and other employee expenses

The following table details salaries and other employee expenses:

	December 31,
	2025	2024	2023
Wages and salaries	28,024	23,755	20,837
Payroll taxes	4,446	3,207	2,809
Personnel benefits	16,572	18,827	19,047
Share-based payments	6,378	6,134	4,539
Total	55,420	51,923	47,232
A.    2015 Stock Incentive Plan
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
During 2025, 2024 and 2023, the Board of Directors approved the grant of restricted stocks and stock options and restricted stock units to directors, executives and employees of the Bank, as follows:
Restricted stock
The Board of Directors granted the directors “Class E” common shares for 63 thousand, 57 thousand and 63 thousand during the years 2025, 2024 and 2023, respectively. Beginning in 2025, the scope of the plan was expanded to include executives and employees, who will be granted 89 thousand and 97 thousand “Class E” common shares, respectively.
Restricted stock loses their restriction from the year following the anniversary date, as follows: 35% in the first and second years, and 30% in the third year. For executives and employees, their restriction is lost at the rate 25% vested the month after the date of its granting, and 25% on the grant date's anniversary during three years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.     Salaries and other employee expenses (continued)

A.    2015 Stock Incentive Plan (continued)
A summary of restricted stock granted is presented below:

	Shares				Weighted average grant date fair value
	Directors	Executives	Employees	Total	Directors	Executives and employees
Outstanding at January 1, 2023	105,450	—	—	105,450	14.15	—
Granted	63,000	—	—	63,000	17.69	—
Vested	(53,100)	—	—	(53,100)	13.75	—
Outstanding at December 31, 2023	115,350	—	—	115,350	16.31	—
Granted	57,000	—	—	57,000	29.18	—
Vested	(68,700)	—	—	(68,700)	16.05	—
Outstanding at December 31, 2024	103,650	—	—	103,650	23.56	—
Granted	63,000	88,741	97,462	249,203	39.38	38.02
Forfeited	—	—	(986)	(986)	—	38.02
Vested	(51,300)	(30,703)	(24,376)	(106,379)	21.36	38.02
Outstanding at December 31, 2025	115,350	58,038	72,100	245,488	33.18	38.02
Expected to vest	115,350	58,038	72,100	245,488
During the years 2025, 2024 and 2023 the fair value of vested stock was $3.2 million, $1.1 million and $730 thousand, respectively.
The movement of compensation costs during the period is described below:

	Directors	Executives	Employees	Total
Outstanding at January 1, 2023	638	—	—	638
Granted (2)	1,114	—	—	1,114
Compensation cost (1)	(931)	—	—	(931)
Outstanding at December 31, 2023	821	—	—	821
Granted (2)	1,663	—	—	1,663
Compensation cost (1)	(1,363)	—	—	(1,363)
Outstanding at December 31, 2024	1,121	—	—	1,121
Granted (2)	2,481	3,374	3,706	9,561
Provision	—	(1,053)	(927)	(1,980)
Forfeited	—	—	(26)	(26)
Compensation cost (1)	(1,807)	(1,256)	(1,430)	(4,493)
Outstanding at December 31, 2025	1,795	1,065	1,323	4,183
(1) Total expenditure on restricted stock includes the cost of shares granted during the period $3.7 million, $735 thousand and $474 thousand during 2025, 2024 and 2023, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.     Salaries and other employee expenses (continued)
A.    2015 Stock Incentive Plan (continued)
Restricted stock units
The Board of Directors approved the grant of restricted stock units with a grant date fair value of $7.2 million in 2024 and $4.6 million in 2023. The distribution of the fair value was in restricted stock units. No restricted stock units were granted for the 2025 period.
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
A summary of the restricted stock units granted is presented below:

	Shares			Weighted average grant date fair value
	Executives	Employees	Total	Executives	Employees
Outstanding at January 1, 2023	134,175	—	134,175	13.80	—
Granted	160,330	138,621	298,951	15.36	15.36
Forfeited	—	(346)	(346)	—	14.95
Vested	(112,968)	(39,337)	(152,305)	15.26	16.40
Outstanding at December 31, 2023	181,537	98,938	280,475	14.28	14.95
Granted	165,561	173,250	338,811	21.36	21.36
Forfeited	—	(1,484)	(1,484)	—	14.95
Vested	(110,896)	(83,063)	(193,959)	17.01	18.70
Outstanding at December 31, 2024	236,202	187,641	423,843	17.96	19.20
Forfeited	—	(1,162)	(1,162)	—	28.22
Vested	(117,608)	(73,565)	(191,173)	17.22	18.60
Outstanding at December 31, 2025	118,594	112,914	231,508	18.69	19.50
Expected to vest	118,594	112,914	231,508
During the years 2025, 2024 and 2023 fair value of vested stock is $3.4 million, $3.4 million, and $2.4 million, respectively.
The fair value of these restricted shares granted and the total expense recorded in consolidated statement of profit or loss are presented below:

	Executives	Employees	Total
Outstanding at January 1, 2023	666	—	666
Granted	2,523	2,070	4,593
Provision	(641)	(600)	(1,241)
Forfeited	—	(5)	(5)
Compensation cost	(1,483)	(916)	(2,399)
Outstanding at December 31, 2023	1,065	549	1,614
Granted	3,536	3,700	7,236
Provision	(884)	(716)	(1,600)
Forfeited	—	(22)	(22)
Compensation cost	(2,358)	(2,046)	(4,404)
Outstanding at December 31, 2024	1,359	1,465	2,824
Forfeited	—	(24)	(24)
Compensation cost	(983)	(1,031)	(2,014)
Outstanding at December 31, 2025	376	410	786
Compensation costs of the restricted stock units are amortized during the period of restriction by the accelerated method.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.    Salaries and other employee expenses (continued)
A.    2015 Stock Incentive Plan (continued)
Reserve restricted shares
As of December 31, 2025, the Bank's management maintains a equity reserve for share-based compensation of $1.5 million (2024: $1.7 million), recognized in the consolidated statement of profit or loss, which will be granted in the first quarter of 2026.
B.    Other plans - Expatriate Top Executives Plan
The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During 2025, 2024 and 2023, the Bank charged to salaries expense $95 thousand, $50 thousand and $58 thousand, respectively, that correspond to the Bank’s contributions to this plan.
29. Other expenses
The following table details other expenses:

	December 31,
	2025	2024	2023
Administrative	7,545	7,113	6,165
Professional services	8,589	6,737	5,522
Maintenance and repairs	7,190	5,481	4,731
Share-based payments to directors	1,807	1,363	931
Regulatory fees	1,695	1,558	1,321
Operating lease of spaces and equipment	1,110	883	691
Advertising and marketing	1,304	987	1,012
Other	1,077	856	1,799
Total	30,317	24,978	22,172

30.    Litigation

As of December 31, 2025, the Bank is involved in a legal proceeding in which a payment of approximately $3.5 million is being claimed. Such proceeding is ongoing and had not been resolved as of the date of these consolidated financial statements. Based on management’s assessment and the opinion of external legal counsel, it is not considered probable that the resolution of this proceeding will result in an outflow of economic resources for the Bank. Accordingly, no provision has been recognized in the consolidated financial statements in respect of this matter.

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
As of December 31, 2025, and 2024, the minimum LCR to be reported to the SBP is 100% for both years. The Bank´s LCR as of December 31, 2025 and 2024 was 159.3% and 264.6%, respectively.
Rule No. 4-2008 issued by the SBP establishes that every general license or international license bank must always maintain a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity index)
Liabilities (Deposits received)
The liquidity index reported by the Bank to the regulator as of December 31, 2025 was 60.7% (2024: 47.2%).
Capital adequacy
The Banking Law in the Republic of Panama and Rules No. 01-2015, 03-2016 and 05-2023 require that the general license banks maintain a total capital adequacy index. The Bank's capital, in accordance with current banking regulations, is separated into Ordinary Primary Capital: which consists of paid-in capital in shares, excess paid-in capital, declared reserves, retained earnings, minority interest shares and other accumulated comprehensive income items, less regulatory adjustments; and Additional Primary Capital: which consists of instruments issued by the Bank or consolidated subsidiaries that meet the requirements for inclusion, issue premiums, less regulatory adjustments applicable to additional primary capital.
As of December 31, 2025, the capital adequacy index may not be less, at any time, than 9.25% (including the capital conservation buffer of 1.25% required for 2025, according to Agreement No. 05-2023) of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital plus conservation buffer that shall not be less than 5.75% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a total primary capital plus conservation buffer that shall not be less than 7.25% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

Capital Conservation Calculation

As of July 2024, Agreement No. 05-2023, issued by the Superintendence of Banks of Panama, came into force, which establishes rules on the creation of a capital conservation buffer, whose objectives are:
(i) ensure that banks accumulate reserves that can be used in case of incurring losses,
(ii) that banks do not fail to comply with the established minimum requirements, without considering the conservation buffer, in episodes of deterioration in solvency.

As established in the Agreement, banking entities must establish a capital conservation buffer of 2.5%, (established in a phased manner starting with 0.50% as of July 1, 2024, 0.75% for July 1, 2025 and 1.25% for July 1, 2026) of risk-weighted assets (credit, market and operating), made up of capital ordinary primary and in addition to all the minimum regulatory capital requirements that are established, for which the total minimum regulatory capital will be 8.5% for 2024, 9.25% for 2025 and 10.5% for 2026, (before the modification of the Rule 8%).

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

No changes have been made to the objectives, policies and processes from previous periods. However, they are under constant review by the Board.
The information corresponding to the total capital adequacy index is as follows:

	December 31,
	2025	2024
Ordinary primary capital, net of adjustments	1,322,970	1,195,914
Capital funds	1,675,484	1,341,031
Risk-weighted assets	10,822,730	9,873,772
Ordinary capital index	12.2%	12.1%
Ordinary capital total	14.1%	12.1%
Capital adequacy index	15.5%	13.6%
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
The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to the SBP as often as compliance with the leverage ratio is determined.
The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	December 31,
	2025	2024
Ordinary capital	1,322,970	1,195,914
Non-risk-weighted assets	13,402,426	12,220,660
Leverage ratio	9.88%	9.79%
Regulatory reserves
Below is a list of the regulatory reserves that the Bank maintains in accordance with the Prudential Standards of the SBP:

	December 31,
	2025	2024
Dynamic provision	154,538	145,117
Regulatory reserve for individual credits	4,555	4,549
Total regulatory reserves	159,093	149,666

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
The dynamic provision is an equity item associated to the regulatory capital but does not replace or offset the capital adequacy requirements established by the SBP. This allocation is restricted for dividend distribution purposes.
Methodology for the constitution of the regulatory credit reserve

The SBP by means of the General Resolution of the Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of IFRS and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.
The parameters established in this methodology are the following:
–The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.
–When the calculation made in accordance with IFRS results in a higher reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will record the IFRS figures.
–When the impact of the use of prudential standards results in a higher reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented in an accumulated deficit account.
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
Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of the SBP.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

31.    Applicable laws and regulations (continued)

Period	Percentage applicable
At the beginning of the third year	50%
At the beginning of the fourth year	50%
In accordance with the provisions of Rule No. 11-2019 and 4-2013, the bank recognized regulatory provisions for individual loans for $4,555 million as of December 31, 2025 (2024: $4,549 million).
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

Banks must calculate and maintain at all times the amount of the specific credit provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of collateral; and a weighting table that applies to the net exposure balance subject to loss for such credit facilities.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

31.    Applicable laws and regulations (continued)
Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	December 31, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	6,195,013	101,333	—	26,933	11,775	6,335,054
Financial institutions:
Private	2,401,466	—	—	—	—	2,401,466
State-owned	250,036	—	—	—	—	250,036
	2,651,502	—	—	—	—	2,651,502
Sovereign	118,169	—	—	—	—	118,169
Total	8,964,684	101,333	—	26,933	11,775	9,104,725

Loans at FVOCI
Corporations	52,261	—	—	—	—	52,261
Financial institutions:
Private	19,363	—	—	—	—	19,363
State-owned	4,952	—	—	—	—	4,952
Total	76,576	—	—	—	—	76,576

Total loans	9,041,260	101,333	—	26,933	11,775	9,181,301

Specific Provision	—	20,267	—	21,546	7,220	49,033

Allowance for loan
losses under IFRS (*):	34,406	30,891	—	20,126	8,853	94,276

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	5,294,002	46,959	—	6,933	10,107	5,358,001
Financial institutions:
Private	2,521,065	—	—	—	—	2,521,065
State-owned	413,775	—	—	—	—	413,775
	2,934,840	—	—	—	—	2,934,840
Sovereign	82,331	—	—	—	—	82,331
Total	8,311,173	46,959	—	6,933	10,107	8,375,172

Specific provision	—	9,392	—	5,546	5,558	20,496

Allowance for loan
losses IFRS (1):	51,427	14,248	—	5,441	7,042	78,158
(1) As of December 31, 2025, and 2024, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

As of December 31, 2025, the restructured loans are $51.2 million, (2024: the restructured loans are $67.5 million).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

31.    Applicable laws and regulations (continued)
Rule No.4-2013 defines as Past Due any credit facility for which payment of contractually agreed amounts present more than thirty (30) days in arrears, up to ninety (90) days; and as Delinquent, any credit facility for which payment of contractually agreed amounts is more than ninety (90) days in arrears, except for single-payment transactions and overdrafts, which will be considered Delinquent when payment exceeds thirty (30) days in arrears from the contractual payment date.
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	December 31, 2025
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	6,298,014	20,000	17,040	6,335,054
Financial institutions:
Private	2,401,466	—	—	2,401,466
State-owned	250,036	—	—	250,036
	2,651,502	—	—	2,651,502
Sovereign	118,169	—	—	118,169
Total	9,067,685	20,000	17,040	9,104,725

Loans at FVOCI
Corporations	52,261	—	—	52,261
Financial institutions:
Private	19,363	—	—	19,363
State-owned	4,952	—	—	4,952
Total	76,576	—	—	76,576

Total loans	9,144,261	20,000	17,040	9,181,301

	December 31, 2024
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	5,347,894	—	10,107	5,358,001
Financial institutions:
Private	2,521,065	—	—	2,521,065
State-owned	413,775	—	—	413,775
	2,934,840	—	—	2,934,840
Sovereign	82,331	—	—	82,331
Total	8,365,065	—	10,107	8,375,172
In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	December 31, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	26,933	11,775	38,708
Total	—	—	—	26,933	11,775	38,708

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

31.    Applicable laws and regulations (continued)

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	6,933	10,107	17,040
Total	—	—	—	6,933	10,107	17,040

	December 31,
	2025	2024
Non-accrual loans:
Private corporations	38,708	17,040

Interest that would have been reversed had the loans not been classified as non-accrual.	1,302	474
As of December 31, 2025, and 2024, no interest income was collected on loans in non-accrual status.
32.    Subsequent events
Dividends declared
At the Board of Directors’ meeting held on February 10, 2026, the declaration of a quarterly cash dividend of US$0.6875 per common share, corresponding to the fourth quarter of 2025, was approved. Such dividend was paid on March 12, 2026, to shareholders of record as of February 25, 2026. At the same meeting, the payment of the first coupon on the Bank’s Additional Tier 1 (AT1) capital instruments was also approved, which was paid on March 18, 2026.